DBS GROUP HOLDINGS LTD
Annual Report 2008

STAYING THE COURSE IN ASIA



DBS. Living, Breathing Asia

DBS

CONTENTS

01 **Staying the Course in Asia**
06 **Ten-Year Summary**
07 **Financial Highlights**
08 **Letter to Shareholders**
14 **Board of Directors**
18 **2008 Highlights**
20 **Awards & Accolades 2008**
21 **Contributing towards a Better Future for Asia**
25 **Management Discussion and Analysis**
36 **Disclosure on Certain Financial Instruments**
38 **Corporate Governance Report**
48 **Risk Management and Risk Profile**
49 **By the Numbers**
50 Consolidated Income Statement – DBS Group Holdings Ltd
51 Balance Sheets – DBS Group Holdings Ltd
52 Consolidated Statement of Changes in Equity – DBS Group Holdings Ltd
53 Consolidated Cash Flow Statement – DBS Group Holdings Ltd
54 Notes to the Financial Statements
123 Basel II Pillar 3 Disclosures
135 Income Statement – DBS Bank Ltd
136 Balance Sheet – DBS Bank Ltd
137 Notes to the Supplementary Financial Statements – DBS Bank Ltd
140 Directors' Report
144 Statement by the Directors
145 Independent Auditor's Report
146 Share Price
147 Further Information on Directors
152 Shareholding Statistics
154 Financial Calendar
155 **International Banking Offices**
159 **Main Subsidiaries & Associated Companies**
Notice of Annual General Meeting (insert)
Proxy Form (insert)
Corporate Information (inside back cover)

STAYING THE COURSE IN ASIA

2008 was a very challenging year globally and Asia was not spared. As a bank born and bred in Asia, DBS has benefited from Asia's rise, and shares today in its challenges.

Despite the current crisis, we believe in the resilience of Asia and have confidence in its potential. We are standing by our customers through this downturn, and our commitment to all our stakeholders to deliver sustainable growth remains unshaken.


POSB

STANDING BY OUR CUSTOMERS



Despite the recessionary pressures created by the downturn, we are determined to stand by our customers in good times and bad. DBS launched a premium credit card for SME owners and business leaders. To ease the pressure on cash-strapped homeowners, we offered interest-only loan schemes, and rewarded the loyalty of our senior POSB customers with "50+ Tuesdays", an improved banking experience.


DBS

GIVING
BACK TO THE COMMUNITY



We are focused on supporting children and learning because we believe that they represent the future of Asia. From raising funds to rebuild a school damaged by the Sichuan earthquake, to teaching children in Cambodia about the importance of sanitation, over 2,000 DBS staff touched 20,000 young lives across Asia. DBS also donated towards crisis relief efforts in the aftermath of the China snowstorms, Sichuan earthquake and Cyclone Nargis in Myanmar, and facilitated public donations of SGD 3.7 million to the Red Cross by opening up our ATM network and internet banking channels.



GROWING
IN ASIA



Although there have been dramatic changes in the regional economic landscape, we continue to keep faith with Asia and are expanding our presence in key markets. We reinforced our Greater China strategy by acquiring a bank in Taiwan and establishing a major presence there. We grew our branch footprint in China, India and Indonesia, and have established a presence in Vietnam. We also set up an office in Bahrain for The Islamic Bank of Asia and forged a new joint venture with Hwang-DBS Malaysia to offer Shariah investment management in the region.


DBS

CELEBRATING OUR HERITAGE



2008 marked the 40th anniversary of DBS Bank. Established four decades ago as the Development Bank of Singapore, we take pride in our role as a catalyst to growth in Singapore and the region. We celebrate our heritage as a bank born and bred in Asia, and salute the dedication of our 15,000 staff of over 30 nationalities in 16 markets – whose passion and commitment exemplify the spirit of New Asia.

Ten-Year Summary

Group	2008	2007	2006	2005	2004	2003	2002	2001	2000	1999
Selected Income Statement Items ($ millions)										
Total income	**6,031**	6,163	5,344	4,338	4,479	4,265	4,143	3,387	2,931	2,855
Profit before allowances	**3,421**	3,545	2,975	2,312	2,523	2,473	2,333	1,670	1,686	1,791
Allowances	**784**	431	135	203	63	541	544	379	54	1,063
Profit before tax	**2,712**	3,224	2,910	2,163	2,509	1,992	1,797	1,469	1,675	866
Net profit excluding one-time items and goodwill charges	**2,056**	2,487	2,175	1,649	1,938	1,491	1,285	907	1,389	897
One-time items (1)	**(127)**	(209)	94	303	497	–	96	212	–	175
Goodwill charges	**–**	–	–	1,128	440	430	278	133	–	–
Net profit	**1,929**	2,278	2,269	824	1,995	1,061	1,103	986	1,389	1,072
Selected Balance Sheet Items ($ millions)										
Total assets	**256,718**	232,963	197,372	180,204	175,671	159,479	149,425	151,429	111,208	106,465
Customer loans (2)	**126,481**	108,433	86,630	79,462	69,659	64,330	60,704	68,202	52,024	54,370
Total liabilities	**232,715**	209,805	176,326	161,014	156,796	143,574	133,935	135,802	100,839	95,840
Customer deposits (2)	**169,858**	152,944	131,373	116,884	113,206	108,041	101,315	106,771	80,721	82,268
Ordinary shareholders' funds	**19,386**	20,048	18,242	16,291	16,011	14,259	13,681	13,007	9,899	9,921
Preference shares	**433**	433	433	433	433	559	560	595	595	955
Total shareholders' funds	**19,819**	20,481	18,675	16,724	16,444	14,818	14,241	13,602	10,495	10,876
Per Ordinary Share (3)										
Earnings excluding one-time items and goodwill charges	**1.14**	1.39	1.22	0.94	1.10	0.85	0.74	0.60	0.96	0.68
Earnings	**1.07**	1.27	1.28	0.46	1.13	0.60	0.64	0.65	0.96	0.82
Net tangible assets	**7.69**	7.98	7.22	6.41	5.80	4.87	4.48	5.34	7.03	7.18
Net asset value	**10.25**	10.55	9.79	8.98	8.88	8.18	7.92	7.70	7.03	7.18
Dividends (4)	**0.65**	0.68	0.65	0.49	0.34	0.26	0.26	0.26	0.38	0.22
Selected Financial Ratios (%)										
Dividend cover for ordinary shares (number of times)	**1.55**	2.15	2.46	1.17	4.14	3.03	3.15	3.18	3.32	5.05
Cost-to-income	**43.3**	42.5	44.3	46.7	43.7	42.0	43.7	50.7	42.5	37.3
Return on assets excluding one-time items and goodwill charges	**0.84**	1.15	1.15	0.93	1.16	0.97	0.85	0.69	1.28	0.87
Return on assets	**0.79**	1.06	1.20	0.46	1.19	0.69	0.73	0.75	1.28	1.04
Return on shareholders' funds excluding one-time items and goodwill charges	**10.1**	12.7	12.3	9.8	12.5	10.1	9.1	8.1	12.9	8.7
Return on shareholders' funds	**9.5**	11.7	12.8	5.0	12.8	7.3	7.9	8.8	12.9	10.4
Non-performing loans rate	**1.5**	1.1	1.7	2.1	2.5	5.2	6.1	5.7	7.6	13.0
Loss allowance coverage	**114**	135	115	97	89	63	59	60	52	53
Capital adequacy										
Tier I	**10.1**	8.9	10.2	10.6	11.3	10.5	10.3	12.2	14.4	15.7
Total	**14.0**	13.4	14.5	14.8	15.8	15.1	15.5	17.4	18.9	19.2

Prior years' figures have been restated to make them consistent with current period's presentation

(1) One-time items arise from gains on sale of properties and/or investments, impairment charges for investments and restructuring costs

(2) Includes financial assets/liabilities at fair value through profit or loss

(3) Per ordinary share figures have been adjusted for a bonus issue in 1999 and a rights issue in 2008 (exercised in January 2009)

(4) Dividend amounts are on gross basis prior to Fourth Quarter 2007 and on one-tier tax-exempt basis thereafter. 2000 and 2006 include special dividends of 13 cents and 4 cents respectively

Financial Highlights

NET PROFIT ATTRIBUTABLE TO SHAREHOLDERS AND RETURN ON SHAREHOLDERS' FUNDS (ROE) (1)


897
1,389
907
1,285
1,491
1,938
1,649
2,175
2,487
2,056
8.7
12.9
8.1
9.1
10.1
12.5
9.8
12.3
12.7
10.1
99 00 01 02 03 04 05 06 07 08

- Net Profit ($ millions)
- ROE (%)

INCOME AND COST-TO-INCOME RATIO


2,855
2,931
3,387
4,143
4,265
4,479
4,338
5,344
6,163
6,031
37.3
42.5
50.7
43.7
42.0
43.7
46.7
44.3
42.5
43.3
99 00 01 02 03 04 05 06 07 08

- Income ($ millions)
- Cost-to-Income (%)

CUSTOMER DEPOSITS AND LOANS (2)


82.3
80.7
106.8
101.3
108.0
113.2
116.9
131.4
152.9
169.9
54.4
52.0
68.2
60.7
64.3
69.7
79.5
86.6
108.4
126.5
99 00 01 02 03 04 05 06 07 08

- Customer Deposits ($ billions)
- Customer Loans ($ billions)

ASSET QUALITY


53
52
60
59
63
89
97
115
135
114
13.0
7.6
5.7
6.1
5.2
2.5
2.1
1.7
1.1
1.5
99 00 01 02 03 04 05 06 07 08

- Loss allowance coverage (%)
- Non-performing loans rate (%)

(1) Excludes one-time items and goodwill charges

(2) Includes financial assets/liabilities at fair value through profit or loss

Letter to Shareholders



"The market landscape has changed drastically and we want to do our best to stand by our customers during this difficult period. DBS pledges to stand by our loyal customers, in particular, those who have used DBS as their primary banker, in good times and bad."

2008 was a watershed year; one marked by unprecedented change which has altered the global financial and economic landscape. While markets showed resilience in the first half, by September, the credit market dislocations which emerged in 2007 had ballooned into Wall Street's biggest crisis since the Great Depression.

In the United States, the severity of the credit crunch led to the demise of once-venerable investment banks, all of which have either converted to bank holding companies or folded into commercial banks. The collapse of Lehman Brothers, a 158-year old blue chip firm, was the largest bankruptcy in US history. In 2008, the Dow Jones Industrial Index plunged 34%, its steepest drop since 1931. In all, USD 7 trillion has been wiped off the world's stock markets.

The implosion of Wall Street had far-reaching effects; spreading slower growth to the rest of the developed world and all the way to Asia. From Britain to China, national governments are pump-priming their economies to jumpstart growth.

Singapore and Hong Kong – DBS' two largest markets – are in recession. In 2008, Singapore's benchmark Straits Times Index is down 49%, the biggest annual fall in its 42-year history. Hong Kong's Hang Seng Index also dropped 48% in 2008, its worst performance since 1974.

STRENGTH IN THE FACE OF ADVERSITY

In spite of the economic turbulence and record-setting market volatility, DBS achieved earnings of SGD 2.06 billion excluding one-time items, 17% below the previous year.

Full-year net interest income increased 5% to SGD 4.3 billion. Customer loans rose 17% to SGD 126.5 billion as DBS continued to be supportive of customers' financing needs during the year.

Net fee income declined primarily as a consequence of a slowdown in markets-related activities.


星展銀行
DBS

1 CEO Richard Stanley addressing staff in DBS Hong Kong

The cost-to-income ratio was 43%, broadly in line with that in 2007. Costs continue to be closely managed.

While the ratio of non-performing loans rose from 1.1% in 2007 to 1.5%, allowance coverage remains high at 114%, putting DBS in a strong position to weather asset quality risks ahead.

Credit costs are expected to rise in 2009. DBS continues to vigilantly monitor credit trends in our loan portfolio. Careful management of credit, market and operational risks has maintained the strength of the balance sheet.

RESILIENT IN ASIA

While Asia is not immune from the financial crisis, the region remains resilient. In recent years, the centre of economic power has been shifting towards Asia, and market expectations are that economies in Asia ex-Japan will continue to outperform those in the rest of the world.

As a bank that lives and breathes Asia, DBS is committed to better serve our customers in this region. While some financial institutions are scaling back, DBS continues to invest in expanding our footprint across key markets in Asia.

- Greater China is an integral part of DBS' ambition to become a leading bank in Asia. Last year, we reinforced our Greater China strategy by strengthening our presence in Taiwan, the fourth-largest economy in Asia ex-Japan. With the acquisition of the "good bank assets" of Bowa Commercial Bank, completed in May, DBS now has 40 branches across Taiwan serving small medium enterprises (SMEs) and mass affluent customers. We intend to fully leverage our extensive footprint in Hong Kong, and our growing presence in China, to intermediate the trade and investment flows between Taiwan, Hong Kong and China.

- In China, where DBS has been operating for the last 15 years, we are committed to offering a comprehensive suite of services to better serve the needs of corporate and individual customers. In November, DBS Bank (China) officially opened a branch in Tianjin. In addition, we launched our first sub-branch, which includes a DBS Treasures priority banking centre, in Beijing. Today, DBS China has seven branches in Beijing, Shanghai, Guangzhou, Shenzhen, Suzhou, Tianjin and Nanning; and six sub-branches in Beijing, Shanghai, Suzhou and Guangzhou.

- DBS has been in a high-growth phase in Indonesia, and is investing in staff, branches and products to meet the needs of corporations and consumers. Today, DBS Indonesia has 37 branches and sub-branches in 11 major cities in Indonesia, half of them opened in 2008.


DBS
Treasures
PRIORITY BANKING
DBS
HANG SENG

2


星展銀行在台

3

- In addition to our two branches in Delhi and Mumbai, the Reserve Bank of India has given DBS Bank India approval to set up eight new branches in Bangalore, Chennai, Kolkata, Moradabad, Nasik, Pune, Salem and Surat. Six of these branches have been opened, and the remaining two are expected to be ready by March 2009. This will increase DBS India's presence to a total of 10 branches in key cities across the country.

- In March 2008, DBS received a licence from the State Bank of Vietnam to set up a representative office in Hanoi. This is the first of many steps towards building a business in Indo-China, an area of interest to our customers from Singapore, Hong Kong and elsewhere in Asia.

2 DBS China continues to expand its footprint in China, serving customers through its comprehensive suite of financial services

3 We strengthened our presence in Taiwan through the acquisition of the "good bank assets" of Bowa Commercial Bank

DBS' involvement in global Islamic finance, launched with the formation of The Islamic Bank of Asia (IB Asia), is progressing well.

IB Asia was set up in May 2007 to provide wholesale commercial banking, corporate finance and capital markets services. IB Asia's combination of Shariah expertise, banking capabilities, and twin networks of clients in Asia and the Middle East, has enabled it to play a prominent role in the USD 400 billion Islamic banking market.

In its inaugural year of business, IB Asia closed over 20 significant cross-border capital markets transactions worth more than half a billion USD. It has also set up a representative office in Bahrain, and has turned profitable.

In November, DBS Asset Management (DBSAM) and Hwang-DBS Malaysia launched a global Islamic investment management entity called Asian Islamic Investment Management Sdn Bhd (AIIMAN). AIIMAN, which is 51% owned by DBSAM, will offer Shariah investment management activities at a time when the appeal of Islamic products has widened.

STANDING BY OUR CUSTOMERS

The market landscape has changed drastically and we want to do our best to stand by our customers during this difficult period. DBS pledges to stand by our loyal customers, in particular, those who have used DBS as their primary banker, in good times and bad.

In October, to thank customers for their loyalty and support through the years, POSB created "50+ Tuesdays" at all 49 POSB branches. This initiative celebrates


展銀行 DBS
幕 慶祝晚會

4


DBS


DBS

5


البنك الإسلامي الآسيوي


DBS
Official Opening

6

4 DBS Indonesia opened a total of 18 branches and sub-branches in 2008

5 The Islamic Bank of Asia progressed well in its first year of business, closing cross-border deals worth more than half a billion USD

6 DBS set up a representative office in Hanoi, Vietnam, the first of many steps towards building a business in Indo-China

and rewards customers who are age 50 and above by offering them a unique banking experience and customised products.

DBS is also helping to ease the burden of cash-strapped home owners, by giving them the option of paying interest only on their mortgage for a period of up to 18 months.

In November, DBS launched the World Business Card, a premium credit card for SME owners and business leaders. DBS is also the first in the industry to offer a banking package specially tailored to social enterprises in Singapore.

Furthermore, we continue to stand by our large corporate customers, using our balance sheet to provide financing for key projects.

In 2008, despite the meltdown in financial markets, Singapore had a record year in syndicated loans, with volumes doubling from the previous year. DBS was involved in four out of five high-profile transactions, including financing Singapore's two integrated resorts and a gamut of real estate, power, technology and shipping deals. In naming DBS as "Singapore Loan House of the Year", IFR Asia said the bank "greatly contributed to the market's growth by attracting non-Singaporean entities such as Dubai Drydocks, Khazanah and YTL to the Singapore dollar market...and instilled confidence in the highly volatile market".

While DBS has a robust balance sheet characterised by strong liquidity, capital adequacy ratios and asset quality, we embarked on two capital-raising exercises last year. As a result, DBS is able to further entrench our market position in key Asian markets, better support our customers, and confidently weather the economic uncertainties ahead.

Underlining the confidence investors have in DBS, our SGD 1.5 billion Hybrid Tier 1 issue launched in May, was

"DBS is well-placed to face the challenges ahead; our balance sheet is strong and given the can-do spirit of our people, I know that we will stay the course in Asia and emerge from this economic crisis, fitter and stronger."

oversubscribed within six hours and triple the original book size. Not only did the transaction set new benchmarks for the Singapore debt market, it also ushered in a slew of billion-dollar bank capital raisings. Recognising the significance of this transaction, IFR Asia named it "Singapore Capital Markets Deal of the Year".

In December, DBS launched a SGD 4 billion one-for-two rights issue. The proactive capital-raising addresses market expectations for banks to have higher core capital levels. It also provides DBS with the flexibility to seize growth opportunities and strengthen our franchise. The rights issue was well-received by investors globally, and was 118.8% subscribed.

GIVING BACK TO THE COMMUNITY

DBS was formed in 1968 as a development bank, and over the years, we have grown into a full-fledged universal bank. We proudly celebrated our 40th anniversary last year by recognising our role in the community and supporting children and learning, as we believe they represent the future of Asia.

The bank actively encourages staff to give of their time and effort to make a difference in the lives of children in Asia. As a result, in 2008, DBS employees touched 20,000 young lives in Asia through our community efforts.

In October, POSB, together with the Singapore Sports Council, launched the POSB Everyday Champions Award. This award demonstrates how POSB, fondly known as the "People's Bank", is part of the fabric of Singapore as it recognises everyday individuals and organisations that have consistently gone beyond the call of duty to help others enjoy a sporting lifestyle and grow through sports.

ACKNOWLEDGEMENTS

DBS indicated during the rights issue that we would pay the same absolute cash dividend for the fourth quarter as





we would have done had there not been a rights issue. Accordingly, with the rights shares having been issued on 30 January 2009, the Board is recommending a one-tier tax-exempt dividend of 14 cents per share for the fourth quarter over the enlarged share base.

I would like to express my gratitude to my fellow board members for their wise counsel and invaluable contributions throughout the year. Special thanks goes to Goh Geok Ling, N R Narayana Murthy, Frank Wong and Peter Ong, who stepped down as board directors last year. We are grateful for their insights and contributions to the bank.

I also welcome Bart Broadman and Euleen Goh, who joined the DBS Boards, in December. Both Bart and Euleen are highly respected for their financial acumen and experience, and we will greatly benefit from their advice as the bank navigates through these challenging times.

Crises can make or break organisations. I am proud to say that under the leadership of Richard Stanley, who joined DBS as Chief Executive Officer in May, the bank stepped up to the plate and faced the many challenges of 2008.

In January 2009, we were all saddened and shocked when Richard was diagnosed with leukemia. His form of leukemia is treatable and Richard has to take a leave of absence from the bank to undergo treatment. While he is away, I will take on a more active management oversight role, and my colleagues and I look forward to his recovery and return to work.

2009 will be a difficult year, but I am quietly confident about the future in spite of the problems plaguing the financial sector worldwide. Banks in Asia are not affected to the same extent and I believe that there will be opportunities in adversity.

DBS is well-placed to face the challenges ahead; our balance sheet is strong and given the can-do spirit of our people, I know that we will stay the course in Asia and emerge from this economic crisis, fitter and stronger.

Koh Boon Hwee
Chairman, DBS Group Holdings


星展銀行 DBS

7 We celebrated our 40th anniversary across the region by saluting the passion and creativity of our staff

Board of Directors



1 KOH BOON HWEE
2 RICHARD DANIEL STANLEY
3 ANG KONG HUA
4 BART JOSEPH BROADMAN
5 ANDREW ROBERT FOWELL BUXTON
6 CHRISTOPHER CHENG WAI CHEE
7 EULEEN GOH YIU KIANG
8 KWA CHONG SENG
9 JOHN ALAN ROSS
10 WONG NGIT LIONG




4


6




10

Board of Directors

KOH BOON HWEE

Chairman

1

Appointed 15 Jun 2005, Mr Koh, 58, assumed the role of Chairman of the Board of Directors of DBS Group Holdings and DBS Bank Ltd on 1 Jan 2006.

He is Executive Director of MediaRing Ltd and Chairman and Director of Sunningdale Tech Ltd. Mr Koh is also Chairman of the Board of Trustees of Nanyang Technological University, and among the other boards he serves on are Temasek Holdings (Pte) Ltd, Agilent Technologies, Inc. and the Hewlett Foundation. Mr Koh started his career at Hewlett Packard and rose to become its Managing Director in Singapore, a post he held from 1985 to 1990. From 1991 to 2001, he was Executive Chairman of the Wuthelam Group.

Mr Koh is Chairman of the Board Credit Committee and serves on the Compensation and Management Development Committee as well as Nominating and Board Risk Management Committees.

RICHARD DANIEL STANLEY

Chief Executive Officer

2

Appointed 1 May 2008, Mr Stanley, 48, is CEO of DBS Group Holdings and DBS Bank Ltd. Prior to joining DBS, Mr Stanley was CEO of Citibank China, where he had direct responsibility for the management of Citibank's businesses, investments, strategy and infrastructure in China.

Mr Stanley serves on the boards of DBS Group Holdings and DBS Bank Ltd. He is also a Director and Vice Chairman of The Islamic Bank of Asia Limited. In addition, he is on the board of the Dr Goh Keng Swee Scholarship Fund and sits on the Seoul International Business Advisory Council. He is also a member of the Columbia Business School – Board of Overseers.

Mr Stanley is a member of the Board Credit Committee.

ANG KONG HUA

Director

3

Appointed 21 Mar 2005, Mr Ang, 65, is Executive Director of NSL Ltd. (formerly known as NatSteel Ltd) in charge of strategic matters. Prior to this, he was CEO of NSL for 28 years.

Mr Ang also serves on the boards of Yantai Raffles Shipyard Ltd and the Government of Singapore Investment Corporation. He was formerly Chairman of Singapore Telecommunications Ltd and Singapore Post Pte Ltd.

Mr Ang is Chairman of the Audit Committee and a member of the Nominating Committee.

BART JOSEPH BROADMAN

Director

4

Appointed 17 Dec 2008, Dr Broadman, 47, is Managing Director of Alphadyne Asset Management based in Singapore. Prior to forming Alphadyne, Dr Broadman spent 14 years in Asia working for J.P. Morgan, most recently as Vice Chairman of Asia and Head of Markets (Credit, Rates, and Equities) in Asia.

He is currently a Board member of the Central Provident Fund and serves on its Investment Committee. He is also Vice Chairman of the Board of Governors at the Singapore American School.

Dr Broadman is a member of the Compensation and Management Development Committee and the Board Risk Management Committee.

ANDREW ROBERT FOWELL BUXTON

Director

5

Appointed on 17 Feb 2006, Mr Buxton, 70, is a career banker, having spent 36 years at Barclays Bank Plc with his last position as Chairman from 1993 to 1999. He was President of the British Bankers Association from 1998 to 2002 and a Member of the Court of the Bank of England from 1997 to 2001.

Mr Buxton is Chairman of the Board Risk Management Committee. In addition, he also sits on the board of The Islamic Bank of Asia Limited.

CHRISTOPHER CHENG WAI CHEE

Director

6

Appointed 1 Jun 2007, Mr Cheng, 60, is the Chairman of USI Holdings Limited and Winsor Properties Holdings Limited.

Amongst several other directorships, Mr Cheng is a director of the Hong Kong Securities & Futures Commission, a member of the Hong Kong Exchange Fund Advisory Committee, the International Council of INSEAD, Yale University's President's Council on International Activities and the University of Hong Kong Council.

Mr Cheng is a member of the Audit Committee and the Compensation and Management Development Committee. In addition, he also sits on the boards of DBS Bank (China) Limited and DBS Bank (Hong Kong) Ltd.

EULEEN GOH YIU KIANG

Director

7

Appointed 1 Dec 2008, Ms Goh, 53, is currently non-executive Chairman of the Singapore International Foundation.

She is also a non-executive director of Singapore Airlines Limited and MediaCorp Pte Ltd, Chairman of the Accounting Standards Council and Adviser to the Singapore Institute of International Affairs. Ms Goh was CEO of Standard Chartered Bank, Singapore from 2001 until Mar 2006. She held various senior management positions in Standard Chartered Bank, retiring in Mar 2006 after some 21 years with the Bank.

Ms Goh is a member of the Audit Committee and the Nominating Committee.

KWA CHONG SENG

Director

8

Appointed 29 Jul 2003, Mr Kwa, 62, is Chairman and Managing Director of ExxonMobil Asia Pacific Pte Ltd and the Lead Country Manager for the ExxonMobil group of companies in Singapore.

He is also Deputy Chairman of Temasek Holdings (Pte) Ltd and a director of Sinopec SenMei (Fujian) Petroleum Company Ltd. Mr Kwa also serves on the Public Service Commission.

Mr Kwa is the Chairman of the Compensation and Management Development Committee and a member of the Board Credit Committee. In addition, he is Chairman of DBS Bank (Hong Kong) Ltd and also chairs its Board Risk Management Committee.

JOHN ALAN ROSS

Director

9

Appointed 6 Feb 2003, Mr Ross, 64, was Corporate Chief Operating Officer for the Deutsche Bank Group until his retirement in Feb 2002. Before joining Deutsche Bank in 1992, he spent 21 years at the Bank of New York, where he was last its Executive Vice President, Head of Global Asset and Liability Management.

Mr Ross is the Chairman of the Nominating Committee and a member of the Board Risk Management Committee. In addition, he sits on the board of DBS Bank (China) Limited and also chairs its Audit Committee.

WONG NGIT LIONG

Director

10

Appointed 3 May 2004, Mr Wong, 67, is the Chairman and CEO of the Venture Group of companies. In this capacity, he sits on the boards of numerous Venture companies in the region and internationally.

Mr Wong is also Chairman of the NUS Board of Trustees, and a member of the Research Innovation and Enterprise Council.

Mr Wong is a member of the Audit Committee, the Nominating Committee and Compensation and Management Development Committee.

2008 Highlights

1 JANUARY

- DBS launches Singapore's first dedicated loan scheme to help SMEs develop talent.
- DBS advises on Capitaland's SGD 939 million privatisation of The Ascott Group, Singapore's largest privatisation exercise in 2008 in terms of deal value.

2 FEBRUARY

- In Taiwan, DBS successfully bids for the "good bank assets" of Bowa Commercial Bank, strengthening our presence in Greater China.
- DBS donates RMB 1 million in support of the local non-governmental organisations' (NGOs) relief efforts for the snow storm in Shanghai, Beijing, Guangzhou, Shenzhen and Suzhou.
- DBS is buy-side adviser to Citi Venture Capital International's SGD 295 million acquisition of the assets and business of Seksun Corporation, which was completed in February 2008, as well as lead mandated arranger and bookrunner for its USD 140 million leveraged buy-out facility.
- As coordinating arranger and bookrunner, DBS closes Las Vegas Sand's SGD 5.442 billion syndicated loan for the development of the Marina Bay Sands integrated resort, one of Asia's top three largest syndicated loans and Singapore's largest development financing loan in 2008.

3 MARCH

- DBS launches a first-of-its-kind banking package for social enterprises in support of the growth of social entrepreneurship in Singapore.
- The Reserve Bank of India gives DBS approval to set up eight new branches.

4 APRIL

- In conjunction with the bank's 40th anniversary in 2008, DBS colleagues across the region complete 80 Corporate Social Responsibility projects in 40 days (Project 80/40), all in support of children in Asia. At the close of Project 80/40, DBS had helped 8,300 children in 11 markets.

  In addition, staff lend their voices for a specially commissioned song – "Happy Ever Asia" which expresses DBS' belief that children are the future of Asia. The song was recorded in English, Mandarin and Cantonese, and subsequently broadcast in October on national radio in Singapore.
- DBS, as mandated lead arranger and bookrunner, successfully closes the SGD 4.192 billion syndicated loan to Resorts World at Sentosa.
- The Islamic Bank of Asia closes over 20 significant cross-border capital transactions worth over half a billion USD, and opens its first Middle Eastern representative office in Bahrain within its first year of operations.

5 MAY

- Mr Richard Stanley, a 27-year veteran banker, joins DBS as Chief Executive Officer.
- DBS China donates RMB 1 million towards relief efforts in the aftermath of the Sichuan earthquake.
- DBS launches a SGD 1.5 billion Hybrid Tier 1 issue, which was at the time of issue, the largest single tenor fixed income transaction in the Singapore dollar bond market.

6 JUNE

- DBS Vickers Securities Online transfers its business and customers to DBS Vickers Securities as part of the bank's effort to streamline operations and increase organisational efficiency.
- DBS and POSB customers donate close to SGD 3.7 million to the China earthquake and Myanmar cyclone relief efforts.
- DBS is mandated lead arranger and bookrunner for the SGD 1.996 billion financing facilities for Morganite's acquisition of Singapore's Farrer Court site, the largest residential property development loan syndicated in Singapore.
- DBS is joint lead manager and underwriter for Mapletree Logistics Trust's SGD 600 million rights issue, Singapore's largest secondary REIT fund raising as at 2008.

7 JULY

- DBS opens a representative office in Hanoi, three months after it received the banking licence from the State Bank of Vietnam.
- The Islamic Bank of Asia launches two Shariah-compliant and innovative products to help clients manage their liability risks and maximise opportunities from currency market movements.

8 AUGUST

- DBS Hong Kong joins forces with Sowers Action, a Hong Kong-based NGO, to rebuild the Ma Chuan Primary School devastated by the Sichuan earthquake in May. DBS raised over HKD 880,000.
- DBS launches a special interest-only mortgage product that gives customers the option of paying interest only on their mortgage for a period of up to 18 months, freeing up cash for investment opportunities.
- DBS is the sole mandated lead arranger and bookrunner of the largest construction financing for Orient Overseas (International) in China in 2008. The syndicated loan of RMB 1.8 billion is also the maiden syndicated loan deal for Orient Overseas (International).

9 SEPTEMBER

- DBS becomes the first bank in Singapore to offer the full suite of regional China Unionpay card products and services in markets in which it operates, including China and Indonesia.
- DBS, the first Singapore bank to make a major investment in Taiwan, officially launches an expanded 40-branch network in Taiwan.
- DBS India officially launches branches in Kolkata, Chennai, Bengaluru and Pune.

10 OCTOBER

- In conjunction with its 40th anniversary and Children's Day, DBS staff deliver educational gifts to 475 children through its collaboration with five Community Development Councils in Singapore.
- POSB launches the POSB Everyday Champions Award 2009, aimed at recognising everyday individuals and organisations that have consistently gone beyond their call of duty and responsibility, to enable others to enjoy and grow through sports.
- POSB creates "50+ Tuesdays" at all POSB branches for customers age 50 and above. Special privileges are extended during the first three hours of branch opening.

11 NOVEMBER

- DBS launches the DBS World Business Card, a premium credit card targeted at SME owners and business leaders.
- DBS partners MasterCard to launch Asia's first 24/7 real-time online money transfer service, "MasterCard MoneySend", allowing DBS customers to make remittances to participating banks in India, Indonesia, Malaysia, Philippines and Thailand.
- DBS China opens a branch in Tianjin, and its first Beijing sub-branch, which includes a DBS Treasures priority banking centre.
- DBS Hong Kong opens its first standalone loan centre, DBS Finance, providing instant and "one-stop-shop" loan approval and disbursement services.
- DBS Asset Management and Hwang-DBS jointly launch a global Islamic investment management entity - Asian Islamic Investment Management Sdn Bhd.

12 DECEMBER

- DBS is sole mandated lead arranger and bookrunner for the SGD 2.25 billion financing for YTL Power's acquisition of Power Seraya. DBS is also involved as mandated lead arranger and bookrunner for earlier sales of Tuas Power and Senoko Power.
- DBS launches a fully-underwritten SGD 4 billion rights issue that is 118.8% subscribed when the issue closed in January 2009.

Awards & Accolades 2008

2008 was a good year for DBS in terms of awards despite the challenging market conditions, which is an endorsement of our expertise, as well as our commitment to service excellence and business growth. We appreciate all the accolades we have received, highlights of which are listed below:

ASIAMONEY
- Best Domestic Equity House (Singapore)
- Best Domestic Debt House (Singapore)
- FX Poll (Singapore)
  - Best Domestic Providers of FX Services (as voted by Corporates)
- Cash Management Poll (Singapore)
  - Best Local Currency Cash Management Services by Currency (as voted by Financial Institutions)
- Brokers Poll (Singapore)
  - Best Local Brokerage, DBS Vickers

ASIA RISK
- Asia Risk End-User Survey
  - Top 5 Regional Banks

THE ASIAN BANKER
- Best Retail Banking Branch Innovation (Asia Pacific), POSB
- Best Brand Building Initiative (Asia Pacific), DBS & POSB

THE ASSET
- Best Domestic Investment Bank (Singapore)
- Best Syndicated Loan in Asia, Mandated lead arranger - USD 1.2 billion Reliance Industries
- Best Transaction Bank (Singapore)
- Best Cash Management Bank (Singapore)
- Best Trade Finance Bank (Singapore & Indonesia)
- Best Trade Finance Deal (Asia Pacific) - Highly commended, USD 100 million end-to-end financing, PT Permata Hijiau Group
- Best Subcustodian (Singapore)
- Best Domestic Custodian (Singapore)

THE BANKER
- Bank of the Year (Singapore)
- Deal of the Year (Bahrain), Mandated lead arranger - Arcapita Bank's USD 1.1 billion syndicated Murabahah Facility

CORPORATE GOVERNANCE ASIA
- Annual Recognition Awards, Best of Asia (Singapore)

THE EDGE-LIPPER SINGAPORE FUNDS AWARDS
- Best Fund Over 3 and 5 Years (Equity, Global Small and Mid Caps)
- Best Fund Over 5 Years (Equity, Singapore)

ENERGY BUSINESS AWARDS ASIA
- Energy Broking, Asia - Gold Award Winner, DBS Vickers

EUROMONEY
- Best Bank (Singapore)
- Best Debt House (Singapore)
- Private Banking Poll (Singapore)
  - Best Domestic Private Bank

EUROWEEK
- Syndicated Loans and Leveraged Finance Awards
  - Asian Loan House of the Year
  - Asia Pacific Project Financing of the year, Bookrunner - SGD 4 billion Resorts World at Sentosa

FACTORS CHAIN INTERNATIONAL
- Export Factor of the Year Award (Hong Kong)

FINANCEASIA
- Country Awards for Achievement (Singapore)
  - Best Bank
  - Best Investment Bank
  - Best Equity House
  - Best Debt House
  - Best Trade Finance Bank
  - Best Forex Bank
  - Best Private Bank
  - Best Broker
- Best Leveraged Financing Deal in Asia, Lead Arranger - KKR's USD 575 million acquisition of Unisteel and acquisition finance facility

GLOBAL FINANCE
- Best Foreign Exchange Bank (Southeast Asia)
- Best Consumer Internet Bank (Singapore)
- Best Corporate/Institutional Internet Bank (Asia, not including 50 largest financial institutions)
- Best Sub-Custodian Bank (Singapore)
- Best Islamic Financial Institution (Singapore), The Islamic Bank of Asia
- Best Developed Market Bank (Singapore)

GLOBAL INVESTOR
- Annual Sub-Custody Survey (Singapore)
  - Ranked 1st (weighted & unweighted scores)

IFR ASIA
- Singapore Loan House of the Year
- Singapore Capital Markets Deal of the Year - DBS' SGD 1.5 billion Hybrid Tier 1

PFI
- Leisure Deal of the Year (Asia Pacific) - Resorts World at Sentosa

SPRING SINGAPORE
- Singapore Service Class Certification, POSB

SUCOFINDO
- Most Active Bank In Warehousing Receipt Financing Implementation (Indonesia)

CONTRIBUTING
TOWARDS A BETTER FUTURE FOR ASIA

Driven by the conviction that children are the future of Asia, DBS colleagues embarked on numerous community projects, including bringing children from an Indonesian orphanage out on a farm trip, delivering educational gifts to low-income households in Singapore and collecting stationery for children in Cambodia. In 2008, over 2,000 of our people impacted 20,000 young lives across 11 markets in Asia.


DBS
DBS
DBS

Bringing educational gifts to low-income students in Singapore – in conjunction with Children's Day

"Over 450 DBS staff took time out from work to deliver educational gifts such as study desks, desk lamps and schoolbags to the homes of 475 children from low-income households."



CHILDREN AND LEARNING IN ASIA

As a bank that lives and breathes Asia, our corporate social responsibility (CSR) programme is focused on supporting children and learning because we believe that children hold the key to Asia's future. DBS' community initiatives are aimed at helping children reach their full potential, be it in academics, sports, music or the arts. Through these initiatives, we also aim to foster a culture of staff volunteerism.

In 2008, more than 2,000 of our people (or 13% of our workforce) participated in CSR efforts for children and learning-related causes, touching 20,000 young lives across 11 markets in Asia.

In April 2008, DBS India's Manjula Shetty organised an outing for hundreds of students from low-income families. They toured Mumbai's famous landmarks, many of them for the first time. It was a fulfilling day, and the elation of the children was reflected in their faces.

On the journey back, Manjula, from DBS' Technology and Operations team, recounted: "One student fell ill with a fever and began vomiting. Still, he would not leave my side. I was worried as the boy was very weak, so I sat with him for moral support and provided first aid. When I explained to his mother that her child was sick, she told me that her child had not slept for the last three days as he was so excited about the tour! When the parents and school teachers thanked our team for the wonderful outing, I told them to thank DBS instead for making it happen."

In Singapore, a team of colleagues knocked on the doors of over 100 one-room public flats and asked the children in the homes: "What do you need to study better?", in order to fulfil their wishes. "They asked for such simple things, like school shoes, story books, a desk lamp", said Tan Kah Tian, from Group Legal, Compliance and Secretariat. "We saw one primary school boy who was studying on the floor, and his eyes just lit up when we told him we would get him a desk, a chair and a lamp."

Over in Indonesia, DBS' Surabaya branch initiated a collection drive for personal computers, books, educational CDs, TVs, DVDs, speakers and other equipment useful for vocational training. Their efforts benefited over 1,000 children between the ages of three and 18.

These initiatives are but a few of the many community projects undertaken by our people last year to support children in the area of learning. Beginning early 2008, DBS made giving back to the community a hallmark of our 40th anniversary celebrations, and colleagues across the region rallied behind the cause, displaying a passion for service that exemplifies DBS' can-do spirit.

Project 80/40: As part of our 40th anniversary celebrations, DBS challenged our people to create, develop and execute their own community projects to benefit the children of Asia. The target was 40 community projects to be completed over 40 days. Our colleagues, however, set their sights higher, initiating 80 projects instead. Among them, one Singapore team built a basketball court for primary school children in the remote village of Juara in Malaysia. Another taught children in a Cambodia village school about sanitation. Others embarked on fund-raisers and bake sales. In all, close to SGD 200,000 was raised for children's charities across Asia.

DBS Happy Ever Asia Fund: To encourage all in DBS to participate in community initiatives, we created the DBS Happy Ever Asia Fund, to selectively match funds raised by colleagues for charitable causes, up to SGD 20,000 per project. DBS donated over HKD 880,000 to Sowers Action, a Hong Kong-based NGO, for the rebuilding of a school damaged by the Sichuan earthquake. DBS also ran a public campaign to rally Singaporeans to contribute towards a better future for the children of Asia.

1


DBS

3



3 Colleagues travelled to a remote school in Guangdong, China where they built a library, taught geography lessons, and played games with the children.

4 More than 1,000 colleagues and corporate partners took part in the DBS Children's Charity Run in Singapore, which raised SGD 140,000 for the Singapore Children's Society



2

1 Over 1,000 colleagues, families and friends took part in the Hong Kong Community Chest Walk for Millions, raising over HKD 200,000 for the Hong Kong Community Chest.

2 DBS Hong Kong CEO Amy Yip presenting a cheque to Gilbert Mo, Director of Sowers Action, for the rebuilding of Ma Chuan Primary School, which was badly damaged in the Sichuan earthquake

4


DBS Children's Charity Run 08
STAR

Children's Day Initiative: In Singapore, we collaborated with all five Community Development Councils to provide 475 children from low-income families with educational gifts. In October 2008, over 450 colleagues personally delivered the gifts to the children's homes. As a show of support for our cause, DBS client and 77th Street founder Elim Chew as well as Seah Kian Peng, Member of Parliament for Marine Parade GRC, joined our people in delivering the gifts to the children.

Other initiatives: In Hong Kong, over 1,000 colleagues, families and friends took part in the Community Chest Walk for Millions in January 2008. Some 80 Shenzhen colleagues made the trip down to participate in the walk. DBS had one of the largest staff contingents among corporates, and raised over HKD 200,000 for the Hong Kong Community Chest. We were also awarded the "Outstanding Walking Team Award" for the third year. In addition, DBS Hong Kong has also won the "Caring Company Award" for the second year running.

In Singapore, more than 1,000 colleagues and corporate partners took part in the DBS Children's Charity Run, which raised SGD 140,000 for the Singapore Children's Society. At the 2008 Asian Children's Festival organised by the National Library Board, our volunteers helped to collect almost 500kg of stationery items from the public for underprivileged children in Cambodia.

CRISIS RELIEF

In 2008, DBS donated SGD 440,000 to various charity organisations including the Singapore and China Red Cross to assist in relief efforts in the aftermath of the China snowstorms, Sichuan earthquake and Cyclone Nargis in Myanmar. In addition, we facilitated public donations of SGD 3.7 million to those affected by these disasters by opening up our ATM network and internet banking channels in Singapore.

Building the Can-Do spirit

"Celebrating 40 years of corporate achievements, DBS' 40th anniversary celebration was performed by our people, for our people – a true testament to the passion and creativity of our colleagues."



ENGAGING OUR PEOPLE

To imbue a strong sense of organisational pride and ownership among our people, in 2008, we continued to make it a priority to engage colleagues through regular regional townhalls, dialogue sessions, as well as targeted divisional and unit-specific engagement programmes such as teambuilding activities. In line with our belief in harnessing and showcasing the talent within, our 40th anniversary celebrations were marked by an evening of performances not by professional entertainers, but by our own people.

Since 2006, we have also measured and tracked employee engagement annually, and employee engagement has been improving year on year.

Another reason employee engagement has improved is that we have made available better training and development opportunities to staff. In 2008, DBS continued to spearhead initiatives in talent development and career management. In addition, we encourage our people to empower themselves and to take charge of their own development by providing an extensive range of courses online for all their learning and development needs. To develop leaders within and to cascade the culture throughout the bank, the bank conducted a two-day Performance Management workshop and a three-day "Managing People in DBS" programme, targeted at all people managers.

ENVIRONMENTAL SUSTAINABILITY

In 2008, DBS embarked on an environmental sustainability programme focusing on energy conservation and recycling. Under this programme, we rolled out two initiatives, "Project OFF IT" and "Project SORT IT", which were implemented with the help of "Workplace Champions" recruited from various departments.

Under "Project OFF IT", which focuses on energy conservation, we reviewed the runtime for lighting and Air-Handling Units, and actively managed our energy use through increased monitoring of our energy consumption. Other measures implemented include the installation of energy-saving light fittings and the optimisation of the central air-conditioning system to achieve greater energy efficiency. For Singapore alone, these initiatives will save DBS over 2.3 million KWH per year, enough energy to power 5,000 Singapore households for a month.

"Project SORT IT" was implemented to encourage colleagues to recycle used materials. Recycling bins were placed throughout office premises in Singapore, and within the first two months, we collected over five tonnes of paper – equivalent to saving 100 trees.

In addition, DBS Indonesia implemented a "Go Green" effort in Jakarta branches. Email newsletters with conservation tips and reminders are sent out monthly to our Jakarta colleagues and "Certificates of Achievement" are awarded monthly to the three most energy and water-efficient branches.

LOOKING AHEAD

While 2009 will be a challenging year, DBS will strive to better our corporate and social responsibility efforts, invest in our people and workplace, and focus on better servicing our customers.

Management Discussion and Analysis

OVERVIEW

	2008	2007	% chg
Selected income statement items ($m)			
Net interest income	**4,301**	4,108	5
Net fee and commission income	**1,274**	1,462	(13)
Net trading income	**(187)**	180	nm
Net income from financial instruments designated at fair value	**210**	(86)	nm
Net income from financial investments	**367**	450	(18)
Other income	**66**	49	35
Total income	**6,031**	6,163	(2)
Less: Expenses	**2,610**	2,618	(0)
Profit before allowances	**3,421**	3,545	(3)
Less: Allowances for credit and other losses	**784**	431	82
Share of profits of associates	**75**	110	(32)
Profit before tax	**2,712**	3,224	(16)
Net profit	**2,056**	2,487	(17)
Add: One-time items	**(127)**	(209)	nm
Net profit including one-time items and goodwill charges	**1,929**	2,278	(15)
Selected balance sheet items ($m)			
Customer loans [(1)]	**126,481**	108,433	17
Interbank assets	**22,159**	24,170	(8)
Total assets	**256,718**	232,963	10
Customer deposits [(2)]	**169,858**	152,944	11
Total liabilities	**232,715**	209,805	11
Shareholders' funds	**19,819**	20,481	(3)
Key financial ratios (excluding one-time items and goodwill charges) (%)			
Net interest margin	**2.04**	2.17	–
Non-interest/total income	**28.7**	33.3	–
Cost/income ratio	**43.3**	42.5	–
Return on assets	**0.84**	1.15	–
Return on equity	**10.12**	12.66	–
Loan/deposit ratio	**74.5**	70.7	–
NPL ratio	**1.5**	1.1	–
Specific allowances (loans)/average loans (bp)	**35**	9	–
Tier 1 capital adequacy ratio	**10.1**	8.9	–
Total capital adequacy ratio	**14.0**	13.4	–
Per share data ($) [(3)]			
Per basic share			
– earnings excluding one-time items and goodwill charges	**1.14**	1.39	–
– earnings	**1.07**	1.27	–
– net book value	**10.25**	10.55	–
Per diluted share			
– earnings excluding one-time items and goodwill charges	**1.10**	1.34	–
– earnings	**1.04**	1.22	–
– net book value	**10.14**	10.44	–

(1) Includes financial assets at fair value through profit or loss
(2) Includes financial liabilities at fair value through profit or loss
(3) Adjusted for shares arising from the 2008 rights issue

Management Discussion and Analysis

The Group reported net profit of $2,056 million in 2008 excluding one-time items, a decline of 17% compared to 2007, reflecting the turmoil in global financial markets and the weakening credit environment.

Despite the challenging market conditions, DBS continued to diversify its product offerings and geographical presence through organic growth as well as an acquisition in Taiwan. Revenue contribution from regions outside of Singapore and Hong Kong increased from 10% a year ago to 16%, while net profit contribution rose from 7% to 16%.

The Group's net interest income grew 5% to $4,301 million as it captured customer volume growth, with loans up 17% and deposits up 11% from year-ago levels. Partly offsetting the higher volumes was a contraction in net interest margins from 2.17% to 2.04% as market interest rates fell following reductions by central banks across the globe. The impact of lower market rates was partly mitigated by wider loan spreads.

While net interest income rose to a record, the benefit was offset by reduced non-interest income from market-related activities.

Net fee income declined 13% to $1,274 million as activities related to the financial markets such as stockbroking, investment banking and wealth management slowed significantly due to poor investment sentiment through the year.

Trading performance, including income from financial instruments designated at fair value, weakened, declining to $23 million from $94 million a year ago. The decrease was primarily attributable to negative marked-to-market changes in credit-related trading positions.

Net income from financial investments was also lower compared to a year ago as there were fewer opportunities to realise capital gains.

In total, revenues declined by 2% to $6,031 million.

Increased cost management efforts were made to offset the impact of lower revenues. Staff costs decreased 9% to $1,256 million as performance-based bonuses were cut in line with revenues. The cost-income ratio increased marginally to 43% from 42% a year ago.

Credit conditions softened during the year with contractions in the real economy. The non-performing loan ratio rose to 1.5% from 1.1% a year ago, while specific allowances for loans increased from $92 million a year ago to $419 million (or from 9 basis points of average loans to 35 basis points). The largest increases in allowances were for equity-related loans to private banking customers in Singapore and Hong Kong and SME loans in Hong Kong and China. The acquisition of Bowa Commercial Bank in May 2008 accounted for part of the increase in NPLs and allowances. Credit quality of consumer and corporate loans, which form the majority of the Group's loan book, remained comparatively strong.

In addition, a total of $189 million in allowance charges were made for CDOs in the Group's investment book during the year, compared to $243 million in 2007. At end-2008, the Group's cumulative allowance coverage for $264 million of ABS CDOs and $792 million of non-ABS CDOs in its investment portfolio were raised to 93% and 27% respectively. The Group believes that its present allowance coverage is adequate in relation to the quality of the CDOs. A ratings distribution of the CDO portfolio can be found on page 36.

Return on assets was 0.84% compared to 1.15% a year ago, while return on equity declined to 10.1% from 12.7%.

There was a net one-time charge of $127 million for 2008 reported below the line, comprising a $45 million charge related to an organisation restructuring exercise, $104 million of impairment charges on the Group's investment in TMB Bank in Thailand, offset by $22 million in gains from the sale of properties. In comparison, a net charge of $209 million was booked in 2007, comprising $264 million of impairment charges for TMB, offset by a $55 million write-back in allowances for properties. Including these one-time items, the Group's reported net profit amounted to $1,929 million in 2008 and $2,278 million in 2007.

As explained in Note 3.1 of the financial accounts on page 61, following amendments to FRS 39 and FRS 107, the Group elected to reclassify $2,389 million of held-for-trading assets to the available-for-sale category during the third quarter and $1,789 million of available-for-sale to loans-and-receivables during the fourth quarter. Besides this, there were no other significant accounting changes for the year.

Goodwill was tested for impairment using the same methodology and key assumptions as the previous year. Goodwill for all entities tested was found to be intact.

NET INTEREST INCOME

Average balance sheet	2008 Average balance ($m)	2008 Interest ($m)	2008 Average rate (%)	2007 Average balance ($m)	2007 Interest ($m)	2007 Average rate (%)
Interest-bearing assets						
Customer loans	**118,614**	**5,051**	**4.25**	97,423	5,405	5.55
Interbank assets	**39,818**	**926**	**2.32**	37,596	1,261	3.35
Securities	**52,028**	**2,145**	**4.11**	53,996	2,424	4.49
Total	**210,460**	**8,122**	**3.86**	189,015	9,090	4.81
Interest-bearing liabilities						
Customer deposits	**161,379**	**2,395**	**1.48**	141,232	3,079	2.18
Other borrowings	**38,486**	**1,426**	**3.70**	38,864	1,903	4.90
Total	**199,865**	**3,821**	**1.91**	180,096	4,982	2.77
Net interest income/margin		**4,301**	**2.04**		4,108	2.17

Net interest income for the year was $4,301 million, an increase of 5% from 2007. This amount represented 71% of the Group's total income in 2008, up from 67% a year ago.

Most of the Group's business and regional customer segments achieved strong volume growth and average earning assets increased 11% to $210,460 million. Within the funding mix, average customer deposits grew 14% while other borrowings decreased 1%.

The resulting growth in net interest income was partly offset by a reduction in net interest margin from 2.17% to 2.04%.

Amid a backdrop of declining market rates, overall liability costs declined by 86 basis points to 1.91%, while overall asset yields fell by a larger 95 basis points to 3.86%.

The table below indicates that higher volumes had a greater impact on net interest income growth in 2008 than interest margins.

Volume and rate analysis ($m) Increase/(decrease) due to change in	Volume	Rate	Net change
Interest income			
Customer loans	**1,176**	**(1,544)**	**(368)**
Interbank assets	**74**	**(412)**	**(338)**
Securities	**(88)**	**(196)**	**(284)**
Total	**1,162**	**(2,152)**	**(990)**
Interest expense			
Customer deposits	**439**	**(1,129)**	**(690)**
Other borrowings	**(38)**	**(444)**	**(482)**
Total	**401**	**(1,573)**	**(1,172)**
Due to change in number of days			**11**
Net Interest Income	**761**	**(579)**	**193**

Management Discussion and Analysis

NET FEE AND COMMISSION INCOME

($m)	2008	2007	% chg
Stockbroking	**152**	250	(39)
Investment banking	**90**	171	(47)
Trade and remittances	**225**	206	9
Loan related	**299**	232	29
Guarantees	**49**	36	36
Deposit related	**81**	78	4
Credit card	**143**	132	8
Fund management	**32**	43	(26)
Wealth management	**137**	249	(45)
Others	**66**	65	2
Total	**1,274**	1,462	(13)

Net fee and commission income declined 13% from a year ago to $1,274 million. This amount accounted for 21% of total income, compared to 24% in 2007.

Financial market dislocations intensified in 2008. The volatility led to reduced volumes in market-related activities. While DBS continued to rank well in various domestic league tables, in absolute terms, fees from stockbroking, investment banking and sale of wealth management fell sharply from record levels in 2007, registering declines of 39%, 47% and 45% respectively.

Partly offsetting these declines was continued growth in syndicated finance. Loan-related fees rose 29% to $299 million as DBS secured several high-profile syndicated deals in the region. For the year, DBS was ranked third in Basis Point's Asia ex-Japan/Australia loans bookrunner league table.

Non-market related activities such as trade and remittance and credit cards remained resilient in the first nine months of the year. However, there was a modest slowing in the fourth quarter in these activities.

OTHER NON-INTEREST INCOME

($m)	2008	2007	% chg
Net trading income	**(187)**	180	nm
From trading businesses	**(232)**	196	nm
From other businesses	**45**	(16)	nm
Net income from financial instruments designated at fair value	**210**	(86)	nm
Net income from financial investments	**367**	450	(18)
Net gain from fixed assets	**5**	6	(17)
Others	**61**	43	42
Total	**456**	593	(23)

Trading activities (including financial instruments designated at fair value) recorded a gain of $23 million, significantly lower compared to recent years. Income from customer flows and trading gains in interest rate and foreign exchange instruments were offset by losses related to credit instruments and CDOs. These losses included the unwinding of the Group's Rosa conduit as well as of positions related to certain Lehman-exposed investment products sold to customers.

Net income from financial investments declined from $450 million to $367 million as weaker markets reduced opportunities for profit taking. Other income rose with increased contributions from The Islamic Bank of Asia.

EXPENSES

($m)	2008	2007	% chg
Staff	**1,256**	1,384	(9)
Occupancy	**253**	216	17
Computerisation	**452**	428	6
Revenue-related	**147**	135	9
Others	**502**	455	10
Total	**2,610**	2,618	(0)

Expenses were little changed at $2,610 million.

Staff costs declined 9% as bonuses were reduced with lower revenues. Headcount grew 1% to 14,683. Staffing increased mainly in China, Taiwan (with the acquisition of Bowa), Indonesia and India to support business expansion, partially offset by decreases in Singapore and Hong Kong.

An organisation restructuring exercise was implemented during the fourth quarter, involving a 6% reduction in headcount, largely in Singapore and Hong Kong. A severance package resulted in an one-time $45 million charge that was reported below the line. The streamlined organisation structure is expected to lead to productivity and workflow improvements.

Non-staff costs increased 10% to $1,354 million. This included $70 million set aside as potential compensation for customers who had invested in High Notes and Constellation products, and a $50 million write-off on a technology project. If these items were excluded, non-staff costs were stable.

ALLOWANCES FOR CREDIT AND OTHER LOSSES

($m)	2008	2007	% chg
General allowances (GP)	**234**	202	16
Specific allowances (SP) for loans	**419**	92	>100
Singapore	**130**	(22)	nm
Hong Kong	**221**	69	>100
Other countries	**68**	45	51
Specific allowances (SP) for securities, properties and other assets	**131**	137	(4)
Total	**784**	431	82

Total allowances rose to $784 million from $431 million in 2007. Most of the increase was attributable to specific allowances for loans.

General loan allowances increased $32 million to $234 million, largely due to higher provisions set aside for the Group's investment in CDOs ($141 million in 2008 compared to $93 million in 2007). The Group also continued to set aside general allowances to support growth in loans and commitments during the year.

Specific allowances for loans increased from $92 million a year ago to $419 million as economic conditions weakened. The increase in specific loan allowances was primarily due to higher charges for SME loans in Hong Kong and Greater China as well as private banking loans in Singapore and Hong Kong. Specific allowances for consumer and corporate loans also rose from a year ago, though by a smaller extent.

Specific allowances for loans amounted to 35 basis points of average loans, compared to 9 basis points in 2007.

Specific allowances for securities, properties and other assets were little changed from a year ago. Allowances were provided largely for debt securities issued by certain US and European financial institutions that defaulted. Specific allowances for investment CDOs amounting to $48 million were made during the year compared to $150 million in 2007.

Management Discussion and Analysis

PERFORMANCE BY BUSINESS UNIT

($m)	CBG	IBG	GFM	CTU	Central Ops
2008					
Net interest income	**1,130**	**1,707**	**1,190**	**648**	**(374)**
Non-interest income	**611**	**974**	**(159)**	**44**	**260**
Total income	**1,741**	**2,681**	**1,031**	**692**	**(114)**
Less: Expenses	**1,142**	**758**	**483**	**30**	**197**
Profit before allowances	**599**	**1,923**	**548**	**662**	**(311)**
Less: Allowances	**42**	**427**	**64**	**223**	**28**
Share of profits of associates	**0**	**0**	**2**	**0**	**73**
Profit before tax	**557**	**1,496**	**486**	**439**	**(266)**
Net profit	**464**	**1,206**	**346**	**364**	**(324)**
2007					
Net interest income	1,718	1,528	946	349	(433)
Non-interest income	688	947	78	16	326
Total income	2,406	2,475	1,024	365	(107)
Less: Expenses	1,091	796	516	31	184
Profit before allowances	1,315	1,679	508	334	(291)
Less: Allowances	23	312	5	262	(171)
Share of profits of associates	0	0	13	0	97
Profit before tax	1,292	1,367	516	72	(23)
Net profit	1,060	1,093	420	51	(137)

A description of DBS' reported business unit segments can be found in Note 51.1 of the financial accounts on page 116.

Consumer Banking (CBG)
Consumer loans and deposits continued to grow in 2008. Mortgage loans grew 12% partly as a result of momentum from strong housing markets in Singapore and Hong Kong in recent years. Singapore-dollar savings deposits grew 33% as DBS benefited from a system shift toward savings deposits.

Net interest income was lower despite the increased volumes as deposit margins in Singapore narrowed with lower interbank rates. Non-interest income also fell due to lower wealth management product sales in Singapore and Hong Kong. Credit card fees rose 8% on a larger card base.

Expenses grew 5% mainly due to higher operating costs, which included a $70 million charge for compensation to certain structured investment customers. Expenses were also higher in Indonesia where 18 Treasures priority banking centres and retail branches were opened during the year.

Total allowances increased slightly from $23 million to $42 million largely due to lower write-backs.

Institutional Banking (IBG)
IBG was formed in October 2008 by merging Enterprise Banking and Corporate and Investment Banking.

IBG's net interest income rose 12% from higher loan volumes and margins. Deposit volumes were also higher, but were offset by lower deposit margins. Non-interest income rose 3% due to higher loan syndication fees. Sales of treasury products, such as foreign currency hedging instruments, remained strong.

Expenses fell 5% largely due to lower allocations for support costs. Total allowances rose 37% as specific allowances increased, particularly for SME loans in Hong Kong and Greater China.

Global Financial Markets (GFM)
GFM's total income rose 1% as a 26% increase in net interest income more than offset a loss in non-interest income due to losses on credit-linked trading instruments. Stockbroking income was also lower. Non-interest income also included an $86 million charge related to the Rosa conduit as well as costs from the unwinding of positions related to certain Lehman-exposed investment products sold to customers.

Expenses decreased 6% with lower wage costs.

Central Treasury (CTU) and Central Operations
CTU manages the Group's asset and liability interest rate positions as well as investments arising from the Group's excess liquidity. Central Operations encompasses a wide range of activities from corporate decisions as well as income and expenses not attributable to other business segments. Asset management and private banking activities are also included in this segment.

CTU's total allowances included the general and specific allowances set aside for investment CDOs.

PERFORMANCE BY GEOGRAPHY

($m)	S'pore	Hong Kong	Rest of Greater China	South & S-East Asia	Rest of world
2008					
Net interest income	**2,869**	**873**	**264**	**164**	**131**
Non-interest income	**803**	**538**	**115**	**195**	**79**
Total income	**3,672**	**1,411**	**379**	**359**	**210**
Less: Expenses	**1,467**	**723**	**203**	**154**	**63**
Profit before allowances	**2,205**	**688**	**176**	**205**	**147**
Less: Allowances	**423**	**233**	**72**	**35**	**21**
Share of profits of associates	**21**	**0**	**14**	**40**	**0**
Profit before tax	**1,803**	**455**	**118**	**210**	**126**
Net profit	**1,344**	**390**	**104**	**152**	**66**
2007					
Net interest income	2,719	1,064	100	151	74
Non-interest income	1,223	554	106	118	54
Total income	3,942	1,618	206	269	128
Less: Expenses	1,611	698	109	141	59
Profit before allowances	2,331	920	97	128	69
Less: Allowances	186	96	40	77	32
Share of profits of associates	10	0	13	87	0
Profit before tax	2,155	824	70	138	37
Net profit	1,635	686	64	106	(4)

A description of DBS' reported geographic segments can be found in Note 51.2 of the financial accounts on page 118.

Singapore
Net interest income rose 6% as loan and deposit volumes grew in double-digits. Loan growth was led by corporate and SME borrowing across broad industry segments while deposit growth was led by savings accounts. Spreads on corporate and SME loans widened during the year, but this benefit was more than offset by sharply lower market rates. Margins on surplus funds also narrowed as interbank rates declined more than funding costs as a consequence of the Group's savings deposits base.

Non-interest income declined 34% because of weak financial markets, which adversely impacted related fee and trading activities. Non-interest income for the year also included losses related to the liquidation of the Group's Rosa conduit and the unwinding of positions related to certain Lehman-exposed investment products sold to customers.

Expenses decreased 9% due to lower staff costs. Total allowances increased as lower charges for CDOs were more than offset by higher total allowances for loans and other investment securities. Specific allowances increased as a result of charges for private banking loans and securities issued by certain US and European financial institutions, as well as lower recoveries in general.

Management Discussion and Analysis

Hong Kong

The results for Hong Kong incorporate the effects of an appreciation of the Singapore dollar against the Hong Kong dollar by 6% in the profit and loss account. The currency impact on the balance sheet was negligible.

Net interest income declined 18% due to lower interest margins and exchange translation effects. Net interest margin narrowed as prime rates fell faster than cost of funds, and this offset the benefit of higher loan volumes.

Non-interest income decreased 3% as higher contributions from treasury-related activities and gains from sales of financial investments were more than offset by slower markets-related fee activities and exchange translation effects.

Expenses rose 4% due to higher operating expenses. Allowances rose as credit quality, particularly for the SME and private bank portfolios, weakened.

Other regions

Earnings contribution from outside of Singapore and Hong Kong increased from 7% in 2007 to 16%. The largest earnings contributors are Indonesia through a 99%-owned subsidiary; China through a 100%-owned subsidiary; and India where the Group has eight branches and a 37.5% stake in Cholamandalam DBS, a non-bank finance company.

In May 2008, to supplement its Greater China footprint, the Group acquired certain assets of Bowa Commercial Bank including 39 branches across Taiwan.

CUSTOMER LOANS (1)

($m)	2008	2007	% chg
By business unit			
Consumer Banking	**34,758**	31,213	11
Institutional Banking	**87,415**	71,274	23
Others	**6,192**	7,287	(15)
By geography			
Singapore	**74,377**	62,019	20
Hong Kong	**32,085**	29,141	10
Rest of Greater China	**9,683**	6,371	52
South & South-east Asia	**5,557**	4,737	17
Rest of world	**6,663**	7,506	(11)
Gross total	**128,365**	109,774	17

(1) Includes financial assets at fair value through profit or loss

Gross customer loans expanded 17% to $128,365 million.

Loans booked in Singapore, comprising both Singapore-dollar and foreign-currency loans, rose 20% to $74,377 million. Singapore-dollar loans increased 25% to $53,527 million, giving DBS a 20% market share of Singapore-dollar loans, up from 18% a year ago.

The growth in Singapore-booked loans was broad-based from a wide range of sectors, led by corporates and SMEs. Housing loans rose 9%.

In Hong Kong, loans grew 10% to $32,085 million. The growth in Hong Kong was largely due to corporate and SME borrowing. DBS' overall share of Hong Kong-dollar loans was 5%, little changed from a year ago.

With a smaller base, loans in other regions grew faster than in Singapore and Hong Kong. Loans booked in Greater China rose 52%. Of this increase, approximately half was from the acquisition of Bowa in Taiwan. Loans booked in South and South-east Asia grew by 17%, largely due to corporate and SME borrowing in India.

NON-PERFORMING ASSETS AND LOSS ALLOWANCE COVERAGE

	2008			2007		
	NPA ($m)	NPL (% of loans)	(GP+SP)/ NPA (%)	NPA ($m)	NPL (% of loans)	(GP+SP)/ NPA (%)
By geography						
Singapore	**678**	**1.0**	**87**	533	1.0	122
Hong Kong	**587**	**1.7**	**112**	418	1.5	109
Rest of Greater China	**457**	**4.3**	**78**	80	1.0	144
South & South-east Asia	**133**	**1.2**	**164**	71	0.9	221
Rest of world	**103**	**1.3**	**114**	66	0.5	137
Total non-performing loans	**1,958**	**1.5**	**99**	1,168	1.1	126
By business unit						
Consumer Banking	**290**	**0.8**	**146**	238	0.8	158
Institutional Banking	**1,467**	**1.7**	**106**	868	1.2	127
Others	**201**	**3.3**	**(19)**	62	0.9	(10)
Total non-performing loans	**1,958**	**1.5**	**99**	1,168	1.1	126
Debt securities	**277**	**–**	**189**	160	–	215
Contingent liabilities & others	**157**	**–**	**173**	114	–	113
Total non-performing assets	**2,392**	**–**	**114**	1,442	–	135

Non-performing loans (NPLs) rose by $790 million to $1,958 million, while the NPL rate rose from 1.1% a year ago to 1.5%.

About a quarter of the increase in NPLs was due to the consolidation of NPLs from Bowa. Of Bowa's NPLs, approximately 70% are SME loans and the remainder consumer loans.

Excluding Bowa, the Group's NPL rate for consumer loans improved slightly from 0.8% to 0.7%. The NPL rate for IBG loans increased from 1.2% to 1.5%, largely due to Hong Kong and China. NPLs for other loans increased due to margin lending to private banking customers in Singapore and Hong Kong.

With the consolidation of Bowa, and including debt securities and contingent liabilities, the amount of non-performing assets rose from $1,442 million to $2,392 million, 36% of which were still current and were classified for prudent reasons.

Overall loss allowance coverage declined from 135% to 114% of total non-performing assets. 35% of all non-performing assets were secured against collateral.

($m)	2008	2007
Unsecured non-performing assets	**1,554**	794
Secured non-performing assets by collateral type		
Properties	**556**	376
Shares and debentures	**43**	24
Fixed deposits	**16**	13
Others	**223**	235
Total non-performing assets	**2,392**	1,442

Management Discussion and Analysis

FUNDING SOURCES

($m)	2008	2007	% chg
Customer deposits by currency and product[1]			
Singapore dollar	**93,957**	83,951	12
Fixed deposits	**20,645**	27,708	(25)
Savings accounts	**62,068**	46,622	33
Current accounts	**10,359**	9,258	12
Others	**885**	363	>100
Hong Kong dollar	**23,536**	24,511	(4)
Fixed deposits	**15,721**	17,302	(9)
Savings accounts	**5,030**	4,556	10
Current accounts	**2,211**	1,935	14
Others	**574**	718	(20)
US dollar	**28,247**	28,291	(0)
Fixed deposits	**19,365**	20,375	(5)
Savings accounts	**2,040**	1,849	10
Current accounts	**5,982**	3,976	50
Others	**860**	2,091	(59)
Others	**24,118**	16,191	49
Fixed deposits	**20,043**	13,152	52
Savings accounts	**1,231**	778	58
Current accounts	**2,178**	1,477	47
Others	**666**	784	(15)
Total customer deposits	**169,858**	152,944	11
Interbank liabilities	**9,571**	16,481	(42)
Other borrowings and liabilities	**57,470**	43,057	33
Shareholders' funds	**19,819**	20,481	(3)
Total	**256,718**	232,963	10

(1) Includes financial liabilities at fair value through profit or loss

Total funding increased 10% to $256,718 million. The increase was primarily due to customer deposits, which grew 11%.

Singapore-dollar deposits rose 12% to $93,957 million, driven by increases in savings and current accounts. DBS' market share for total Singapore-dollar deposits was stable from a year ago at 27% as an increase in its share of savings deposits from 54% to 57% was offset by a decline in fixed deposits.

Hong Kong-dollar deposits declined 4% to $23,536 million, with a decrease in fixed deposits partly offset by increases in savings and current accounts. DBS' market share of Hong Kong-dollar was stable at 4%.

Other currency denominated deposits rose 49%, with the growth broad-based across regions and led by China.

CAPITAL ADEQUACY RATIOS

($m)	2008	2007
Tier 1		
Share capital	**4,215**	4,164
Disclosed reserves and others	**20,180**	18,092
Less: Tier 1 deductions	**(6,022)**	(5,897)
Total	**18,373**	16,359
Tier 2		
Loan allowances admitted as Tier 2	**656**	1,210
Subordinated debts	**6,571**	7,087
Others	**(79)**	75
Total	**7,148**	8,372
Total capital	**25,521**	24,731
Risk-weighted assets	**182,685**	184,601

In 2007, the Monetary Authority of Singapore (MAS) approved the Group's application to adopt the Basel II Internal Ratings-Based Approach (IRBA) with effect from 1 January 2008 for computing part of its regulatory capital requirements. The approved wholesale portfolios are on the Foundation IRBA, while the approved retail portfolios are on the Advanced IRBA. The Group's capital adequacy ratios for 31 December 2008 were computed on this basis and in accordance with MAS Notice 637 which took effect on 1 January 2008. The capital adequacy ratios for 31 December 2007 were computed in accordance with the preceding MAS Notice 637 that was first issued on 28 May 2004.

The adoption of Basel II resulted in a better alignment of capital requirements with their inherent risk profiles, with reductions in risk weights observed for top-tier corporates as well as housing loans. At the same time, additional capital was set aside for operational risk and certain trading instruments. The Group continued to evaluate the risk and return profiles for its risk-weighted assets to ensure that adequate capital was maintained in tandem with the Group's risk profile and optimally allocated for maximum returns.

Details on the Group's application of Basel II can be found in the section on Basel II Pillar 3 disclosures on pages 123 to 134.

As part of ongoing efforts to manage capital, the Group issued $1,500 million of 5.75% preference shares. In December 2008, the Group also announced a one-for-two rights issue to raise approximately $4.0 billion.

Offsetting these issuances was a decline of $516 million in Tier 2 subordinated debt in part due to regulatory amortisation.

As at 31 December 2008, the Group's Tier 1 and total capital adequacy ratios were 10.1% and 14.0% respectively. The ratios did not include the impact of the rights issue, which closed after the balance sheet date. If the rights issue was taken into account, the ratios would have risen to 12.2% and 16.2% respectively.

VALUATION SURPLUS

($m)	2008	2007
Properties	**673**	650
Financial investments	**(246)**	43
Total	**427**	693

The amount of unrealised valuation surpluses declined from $693 million to $427 million due to a decrease in the market valuations of financial investments.

Disclosure on Certain Financial Instruments

The following disclosure provides additional information on certain investments the Group has made.

COLLATERALISED DEBT/LOAN OBLIGATIONS (CDO)

Type of CDO	31 Dec 2008		31 Dec 2007	
($m)	Exposure	Allowance	Exposure	Allowance
Investment Portfolio	**1,056**	**459**	1,211	270
ABS CDO	**264**	**246**	267	240
Non-ABS CDO	**792**	**213**	944	30
CLO	**691**	**193**	771	30
Other CDOs	**101**	**20**	173	–
Trading Book	**206**	**–**	975	–
Total	**1,262**	**459**	2,186	270

MOODY'S RATINGS

Type of CDO	Aaa	Aa	A	Baa to B	Caa to Ca	Not Rated by Moody's (rated by the other)	Total
Investment Portfolio							
ABS CDO	–	–	3%	4%	13%	5%	25%
Non-ABS CDO	8%	23%	42%	–	1%	1%	75%
CLO	8%	23%	34%	–	–	1%	66%
Other CDOs	–	–	8%	–	1%	–	9%
Total	8%	23%	45%	4%	14%	6%	100%

STANDARD & POOR'S RATINGS

Type of CDO	AAA	AA	A	BBB to B	CC	Not Rated by S&P (rated by the other)	Total
Investment Portfolio							
ABS CDO	–	5%	1%	4%	13%	2%	25%
Non-ABS CDO	11%	13%	31%	–	–	20%	75%
CLO	11%	13%	31%	–	–	10%	65%
Other CDOs	–	–	–	–	–	10%	10%
Total	11%	18%	32%	4%	13%	22%	100%

The CDO portfolio comprised $264 million asset-backed (ABS) CDOs and $792 million non-ABS CDOs in the investment portfolio, and $206 million of CDOs in the trading portfolio.

The ABS CDOs have mortgage-backed securities (such as US sub-prime mortgages, Alt-A mortgages and ABS CDO tranches) as one of their asset classes, the percentage of which differs among the CDOs. By vintage, 36% of these CDOs were issued in 2004 or earlier, 59% in 2005 and 5% in 2006 or later. These ABS CDOs are 93% covered by allowances.

Of the non-ABS CDOs in the investment portfolio, a portion was in collateralised loan obligations (CLOs), which have corporate loans as their dominant underlying collateral. The other CDOs have either credit default swaps or trust preferred securities as their dominant underlying collateral.

Allowances totalling $213 million or 27% of the portfolio have been made for the non-ABS investment CDOs, of which 97% are rated A or above by Moody's or Standard & Poor's or both.

The CDOs in the trading portfolio, which are designated at fair value, were valued at $206 million. As they are designated at fair value, no allowances have been taken for them.

OTHER US SUB-PRIME AND ALT-A EXPOSURE

The Group does not have direct exposure to US sub-prime mortgages and Alt-A mortgages other than through its ABS CDOs as disclosed above.

COMMERCIAL MORTGAGE-BACKED SECURITIES

The Group had $133 million of investments in commercial mortgage-backed securities, representing less than 0.1% of the Group's total assets. By geography, 87% were in Singapore and 13% were in Hong Kong. By industry, commercial properties accounted for 41% of the portfolio, retail 15%, commercial-cum-retail 35% and industrial 9%. All the securities are rated A or above by Moody's or Standard & Poor's or both, with 87% rated AA or higher.

LEVERAGED FINANCE

Leveraged finance is defined in this disclosure as acquisition financing sponsored by funds (private equity or investment) and supported by leverage. The Group's exposure to such loans, amounting to $493 million, represented less than 0.2% of its total assets. Of the exposure, 4% was in Singapore, 44% in Rest of Greater China, 31% in South and South-east Asia, and the remaining 21% in other parts of Asia. By industry, they were primarily in finance, media, information technology services and manufacturing.

SPECIAL PURPOSE ENTITIES (SPE)

The list of material operating SPEs is summarised in the following table, all of which are involved in the issuance or distribution of structured investment products. None of the SPEs has any liquidity facility with the Group.

SPE Description	Collateral	Risk Factors
Constellation Investment Ltd (incorporated in Cayman Islands) • 100% consolidated under INT FRS12 Consolidation-SPE • SPE activity: Issuance of structured equity/credit-linked notes to clients • SPE size: $0.9 billion • Group's role: Arranger, Market Agent, Calculation Agent, Custodian for assets held as collateral, Swap Counterparty	Cash deposits, Hong Kong government securities, structured notes from Zenesis SPC (collateral rated AAA to BB by Fitch or S&P, with maturity of up to 6 years)	Investment product risk is borne by clients. Should the structured notes be redeemed early and the unwind cost of the structure be larger than the early redemption value of the collateral, the Group may have to bear the difference
Zenesis SPC (incorporated in Cayman Islands) • 100% consolidated under INT FRS12 Consolidation-SPE • SPE activity: Issuance of rated credit-linked notes to Constellation Investment Ltd and rated/unrated notes to other clients • SPE size: $0.4 billion • Group's role: Calculation Agent, Substitution Agent, Swap Counterparty	Cash deposits, 5-year notes from a Hong Kong bank (bond rating of Aa2 by Moody's and AA- by S&P), FSA-guaranteed bonds	Investment product risk is borne by clients. Should the structured notes be redeemed early and the unwind cost of the structure be larger than the early redemption value of the collateral, the Group may have to bear the difference

Corporate Governance Report

INTRODUCTION

DBS considers good corporate governance to be the cornerstone of a well-managed organisation. Good corporate governance goes beyond the output of transparent, timely and full financial disclosures to a gamut of decisions and structures manifested by board composition, decision-making powers, internal governance to instilling the right corporate culture across the organisation. DBS aspires to the highest standards of corporate governance, starting with the Board of Directors and continuing throughout the organisation. The promotion of corporate transparency, fairness and accountability is led by a highly qualified independent Board accountable to shareholders, aided by a seasoned and experienced management team.

The improvement of corporate governance practices is one important area of emphasis of the Group in strengthening the foundation of DBS' long-term economic performance and in contributing to a strengthened financial institution. Therefore, corporate governance has emerged as an important focus of the Board of Directors in improving and actively promoting the implementation of corporate governance practices across its subsidiaries at local and country levels.

DBS is guided in its corporate governance practices by the Code of Corporate Governance (the Code) issued by the Singapore Council on Corporate Disclosure and Governance and the Banking (Corporate Governance) Regulations issued by the Monetary Authority of Singapore (the MAS Regulations).

BOARD GOVERNANCE

Board responsibilities and accountability

Embedded in the principles of corporate governance is that the Board has a fiduciary role responsible for setting the strategic direction and long-term goals of the Group.

As elected representatives of the shareholders, the Board is expected to use its integrity and capability to vet corporate strategies, policies, plans and major decisions, and to oversee and monitor management in the interests of the shareholders and other stakeholders of the Group. Key to good governance in DBS is an informed and well functioning Board of Directors.

Board Best Practice

The present Board comprises a total of 10 members, seven of which are independent non-executive members. This number is appropriate for the current scope of the Group's operations.

The Board meets no less than four times in any given financial year, with at least one meeting per quarter. A fifth meeting is added towards the end of the financial year to discuss and approve the budget for the Group for the coming year and period.

The Board sets its agenda for Board meetings well in advance with items proposed by the Chief Executive Officer and senior management, so that each member has time to be conversant with the issues by timely dissemination of meeting papers, presentations and reports. The Group Secretary attends all Board meetings and ensures that all relevant regulations and established procedures regarding the conduct of the Board are complied with.

The Board also delegates its authority and powers to specialised committees to undertake detailed monitoring, advisory and oversight of tasks, such as financial audit, risk management, credit controls and approvals, compensation and management development for leadership. These committees confer greater quality on the stewardship and fiduciary responsibilities of the Board.

In addition, the Board constantly places emphasis that not only the Board, but the Group and its employees operate with professionalism, integrity and ethics.

Independence of Directors

A basic tenet that DBS espouses is its insistence to have a sufficient member of independent non-executive directors. In DBS, the Board comprises nine non-executive members, of which seven are considered totally independent. Such numbers of independent directors and non-executive directors exceed the requirements set out in the Code and MAS Regulations. As at the date of this report, seven directors – Mr Ang Kong Hua, Mr Andrew Buxton, Mr John Ross, Mr Christopher Cheng, Mr Wong Ngit Liong, Ms Euleen Goh and Dr Bart Broadman are considered independent by the Nominating Committee (NC).

The purpose of appointing independent non-executive directors is first to provide the Board with knowledge, objectivity, judgment and balance which may not be available if the Board consists only of full time executives; and secondly to ensure that the performance of the executive directors and the management of the Group are up to the standards required.

Independent directors of DBS bring their special expertise and knowledge to bear on the strategy and enterprise of the Group. They each bring an independent judgment on issues of conformance and performance.

Prior to appointment, the NC considers one of the attributes of an independent director which include that he should not be a former executive, a significant customer or supplier, not recommended or appointed on the bases of personal relationships, not a close relative of any executive director nor someone who represents the Bank's audit, law firm or be one of the consultants.

Mr Cheng, Mr Buxton, Mr Ross and Ms Goh are directors who are non-executive and totally independent as measured against the attributes. Mr Ang, Mr Wong, Ms Goh and Dr Broadman are on companies that have a banking relationship with DBS but the revenues arising from such relationships are insignificant and non material. Hence the NC has decided that the directors are nonetheless considered independent.

Mr Ang and Ms Goh are also directors of companies linked to Temasek Holdings, DBS' substantial shareholder. As their appointments are non-executive in nature and they are not involved in the day-to-day conduct of these companies' businesses, the NC has determined that they are nonetheless independent.

Mr Koh Boon Hwee and Mr Kwa Chong Seng are currently on the board of Temasek and are accordingly not independent of substantial shareholder of the Bank, though independent of management and business relationships.

To augment the independence assessment, the Board has put in place conflict avoidance procedures to provide guidance to directors and employees in situations where potential conflicts of interest could arise between a director's interest and the Group's interest. Such conflicts of interest could arise, for example, in lending relationships between the Group and a director's company, or where the Group provides products and services to a director's company. Appropriate tagging mechanism is put in place to monitor and control future occurrences of conflicts, which are then escalated for aggregation purposes.

Term of appointment
Directors usually serve three three-year terms, which the Board considers an appropriate length of time for Directors to immerse themselves fully in the Group's affairs and gain a sufficient understanding of the Group's operations so as to make an effective contribution as a Director.

Directors also submit themselves for re-nomination and re-election by shareholders at regular intervals of at least once every three years. The Articles of Association require one-third of the Board (being the longest in office) to retire from office every year at the annual general meeting. As required by law, Directors who reach the age of 70 years are also required to retire and stand for re-election every year at the annual general meeting.

Separation of the role of Chairman and the Chief Executive Officer
At DBS, a clear division of responsibilities between Chairman and CEO allows the Chairman to assume the formal role of an independent leader that chairs all Board meetings and lead the Board in its oversight of management. At annual general meetings and other shareholder meetings, the Chairman plays a pivotal role in fostering constructive dialogue between shareholders, the Board and management. Any questions from shareholders are attended to and addressed at such shareholder meetings.

Mr Koh Boon Hwee assumed the position of interim CEO and relinquished this position following Mr Richard Stanley's appointment as Group Chief Executive Officer (CEO) on 1 May 2008. This is in line with the Group's policy of having Chairman and CEO positions held by separate individuals, with responsibilities of Chairman and CEO formalised by the Board.

The CEO heads the Group Management Committee, the highest management body of the Group. He oversees execution of the Group's corporate and business strategy and is responsible for managing its day-to-day operation.

BOARD COMMITTEES
DBS' governance practices require that specialised skills are best exercised through board level committees. In DBS, these are:

- Audit Committee (AC), supervises the Group's internal control procedures and interacts with the external auditor to ensure full compliance with the law and regulations governing accounting standards and financial reporting.

- Nominating Committee (NC), conducts a systematic search for candidates and review all nominations and assessment of independence.

- Board Risk Management Committee (BRMC), reviews and assesses a wide range of issues including capital adequacy, effectiveness of risk management and control activities and to ensure Basel Capital Accord requirements are met.

- Board Credit Committee (BCC), reviews and approves credit exposures of all tenors.

- Compensation and Management Development Committee (CMDC), oversees compensation policies and management development.

The Board Strategy and Planning Committee (BSPC) was dissolved on 31 October 2008 as it was felt that with the appointment of Mr Richard Stanley as the full-time CEO of the Group, the Board would now be in the position to discuss all major strategic matters and significant projects at the Board level there was therefore no further need to delegate these duties to the BSPC.

Terms of reference for each of the above Board committees are clearly defined. The terms of reference set forth the responsibilities of that committee, quorum and voting requirements as well as qualifications for committee membership, in line with the Code and MAS Regulations. Each committee has direct access to management staff and has the power to hire any independent advisors as it deem necessary.

Corporate Governance Report

Audit Committee
The Audit Committee comprises Mr Ang Kong Hua (Chairman), Mr Christopher Cheng Wai Chee, Mr Wong Ngit Liong and Ms Euleen Goh, all non-executive Directors.

In addition to the review of the Group Financial Statements, the Audit Committee reviews and evaluates with the internal auditors and external auditors, the adequacy and effectiveness of the Group's system of internal controls including financial, operational and compliance controls; and risk management policies and systems. It reviews the internal and external auditors audit plans, the effectiveness of audit, and the independence and objectivity of the external auditors.

The Committee meets no less than four times a year with the internal auditors and external auditors. All Committee meetings are also attended by Group Legal, Compliance and Secretariat and the Committee has the discretion to invite any Director and executive officer to attend its meetings. Separate sessions with internal and external audit are also held without the presence of management, to consider any matters which might be raised privately. In addition, the Chairman of the Audit Committee meets the internal auditors on a regular basis to discuss the work undertaken, key findings and any other significant matters arising from the Group's operations.

In respect of the 2008 financial year, the Audit Committee has reviewed the audited financial statements with management and the external auditors and is of the view that the Group's financial statements for 2008 are fairly presented in conformity with the relevant Singapore Financial Reporting Standards in all material aspects, based on its review and discussions with management and the external auditors.

The Committee also performs an annual assessment of the effectiveness of the Group's Internal Audit function and ensures that Internal Audit has adequate resources to fulfil its mandate.

Nominating Committee
The Nominating Committee comprises Mr Ross (Chairman), Mr Ang, Mr Koh, Ms Goh and Mr Wong.

The Committee reviews and recommends all director appointments to the Board for approval, the candidates' qualifications and experience are benchmarked against the criteria set out in the MAS Regulations and in DBS' Articles of Association to help the Committee make an assessment of the candidates' suitability and potential contribution to the Group. Any candidate considered by the Committee must have extensive experience and hold senior positions, whether in the public or private sector, and must have built a reputation that demonstrates the ability to contribute to discussions and to make decisions at board level. With the growing complexity of the financial services industry and the increasing importance placed on risk management within the industry, candidates should also be financially literate. At the same time, the candidate must have demonstrated that he or she is committed to the highest ethical standards. The Committee also considers whether a candidate has the time and resources to make a meaningful contribution to the Group, given the candidate's other competing commitments, although no formal limit is imposed on the number of appointments which a Director may hold.

In addition to reviewing board appointments, the Committee also approves the appointments of business and support unit heads and senior positions in major subsidiaries.

Board Risk Management Committee
The Board Risk Management Committee comprises Mr Buxton (Chairman), Mr Koh, Mr Ong , Mr Ross and Dr Broadman. Mr Ong stepped down as a member on 24 October 2008. On 17 December 2008, Dr Bart Broadman was added as a member.

The Committee is responsible for oversight of risk governance, risk framework and limits for the Group. It approves the overall risk governance framework as well as the framework for credit, market and operational risks, including the applicable limits. It is also responsible for approving certain policies in accordance with regulatory requirements. The Committee also monitors the Group's risk profile, including risk trends and concentrations.

During 2008, the Committee closely monitored the overall progress of DBS' implementation to meet Basel II requirements, receiving reports on progress and results of validation of Basel II models and approved the important aspects of the Basel II rating systems. The Committee also reviewed key risk issues arising from the financial crisis in 2008 and its impact and implications on DBS portfolio.

Board Credit Committee
The Committee comprises Mr Koh (Chairman), Mr Kwa and Mr Stanley. All credit exposures exceeding the limit delegated by the Board to management are approved by this Committee.

Compensation and Management Development Committee
The Compensation and Management Development Committee comprises Mr Kwa (Chairman), Mr Koh, Mr Wong, Mr Cheng and Dr Broadman.

The Committee reviews and approves the overall remuneration principles of the Bank including its performance driven compensation plans and the annual aggregate of performance-related cash bonuses and share grants for DBS employees. It also provides oversight on the remuneration of senior executives and determines the compensation of each executive director of the Bank. In addition, it focuses on the progress of management development and succession planning programs of the Bank, to ensure that there is a robust plan on the management of people risk within the Bank.

In 2008 (as in 2007), the Committee continued to focus on two broad areas:

- using the different levers of compensation to recognise, reward and retain the best performers, and to reduce attrition amongst the more junior levels;
- people development, aimed at building each employee's career and making sure there is a talent pipeline for the future.

Talent management and development continues to be a key focus for the Bank, and in addition to continued succession planning and high-potential development activities, a DBS-specific management development program was rolled out to all senior level managers across the Group in an effort to build a common leadership culture and managerial principles across every location and to instil the Bank's Values in every manager within the Group.

REMUNERATION MATTERS

Remuneration policy

The Group's remuneration policy is built on a system of meritocracy and is formulated to drive performance of its employees. The reward of an individual is closely linked to the performance of the Group, the Unit in which the employee works for as well as the individual performance. Performance is assessed based on a balanced scorecard of key performance indicators (KPIs) which include both financial and non-financial aspects ranging from people, customers, shareholders and compliance objectives The remuneration policy is fundamental to achieving the Group's corporate goals.

Employees' remuneration

Employees' remuneration is based on total compensation. An employee's total compensation is benchmarked to the market and consists of three components: fixed pay, cash bonuses and long-term incentives. Each component plays a distinct role and objective in the makeup of the total compensation package. The long-term incentives are in the form of share grants. This is to ensure alignment with shareholders' interest.

The Group's approach to rewarding employees not only helps to attract, retain and motivate talented employees but also fosters a performance-oriented culture across the organisation that will help attain the Group's financial objectives.

Directors' remuneration

The remuneration for executive directors and fees for non-executive directors reflect the scope and extent of a director's responsibilities and obligations. They are measured against industry benchmarks and are competitive.

Remuneration of Executive Directors

Certain principles are adopted by the Compensation and Management Development Committee in determining the remuneration for executive directors. Principally, the remuneration should motivate the executive directors to achieve the Group's annual and long-term goals to ensure that they are aligned with shareholders' interests. Performance-related elements therefore form a significant part of executive directors' total remuneration. Such performance elements focus on using a balanced scorecard covering shareholders, customer, employee and compliance objectives. The Board endorses the Compensation and Management Development Committee's recommendation for each executive director's remuneration.

Executive directors are appointed under standard employment terms which include provisions for basic salary and performance bonus. There is no special provision for early termination of services.

Breakdown of Directors' remuneration

The following table shows the composition of directors' remuneration for 2008. Directors who were appointed or who resigned or retired during the year are included in the table.

The new Group CEO, Mr Richard Stanley joined the Bank on 1 May 2008. A special remuneration of SGD 2 million (partly in cash and in shares) is being proposed in recognition of Mr Koh's services relating to his active management oversight, pending the appointment of the CEO, from 1 January 2008 to 30 April 2008, which are outside the scope of the ordinary duties of a non-executive Director for the period prior to Mr Stanley's appointment. This is subject to shareholders' approval at the forthcoming annual general meeting.

Corporate Governance Report

BREAKDOWN OF DBSH DIRECTORS' REMUNERATION FOR PERFORMANCE YEAR 2008 (1) (1 JAN 2008 – 31 DEC 2008)

Remuneration Bands	Salary Remuneration %	Cash Bonus(2) %	Share Plan(3) %	Directors' Fees(4) %	Others %	Total %
$4,750,000 – $4,999,999 (5)						
Richard Stanley (6)	16	53	27	1 (7)	3	100
$4,250,000 – $4,499,999						
Frank Wong Kwong Shing (8)	15	78	–	2 (7)	5	100
$2,250,000 – $2,499,999						
Koh Boon Hwee (9)	–	44	44	11	1	100
Below $250,000						
Ang Kong Hua	–	–	–	100	–	100
Andrew Robert Fowell Buxton	–	–	–	100	–	100
Bart Joseph Broadman (10)	–	–	–	100	–	100
Christopher Cheng Wai Chee (11)	–	–	–	100	–	100
Goh Geok Ling (12)	–	–	–	100	–	100
Euleen Goh Yiu Kiang (13)	–	–	–	100	–	100
Kwa Chong Seng	–	–	–	100	–	100
Narayana Murthy (14)	–	–	–	100	–	100
Peter Ong Boon Kwee (15)	–	–	–	100	–	100
John Alan Ross (16)	–	–	–	100	–	100
Wong Ngit Liong	–	–	–	100	–	100

(1) Refers to 2008 performance remuneration – includes fixed pay in 2008, cash bonus received in February 2009 and shares granted in 2009.
(2) Based on amount accrued in 2008 financial statements. Amount finalised, approved and paid in 2009.
(3) Refers to the estimated value of DBSH shares granted in 2009 – forms part of 2008 variable performance bonus
(4) Fees payable in 2009 for being an appointed Director in 2008. This is subject to shareholders' approval at annual general meeting on 8 April 2009
(5) This figure excludes the value of 239,510 DBSH shares comprised in an award granted to Mr Richard Stanley under the DBSH Share Plan as part of his sign-on terms with DBS Bank in order to compensate him for the loss suffered upon the lapsing of share incentives granted during his previous employment. Based on the closing price of the DBSH shares on the Singapore Exchange Securities Trading Limited on 31 December 2008 of SGD 8.42 per share, the 239,510 shares have a value of approx SGD 2.02 million
(6) Appointed on 1 May 2008 as CEO and a Member of BCC on 27 June 2008
(7) Fees not retained by Director
(8) Stepped down as Director and as Member of BCC on 31 August 2008
(9) Includes a special remuneration of SGD 2 million (partly in cash and in shares), subject to shareholders' approval at annual general meeting on 8 April 2009
(10) Appointed as Director and Member of BRMC and CMDC on 17 December 2008
(11) Appointed as Member of CMDC on 11 November 2008
(12) Stepped down as Director and as Member of AC, BCC and CMDC on 2 April 2008
(13) Appointed as Director and as Member of AC and NC on 1 December 2008
(14) Stepped down as Director and as Chairman of NC and Member of CMDC on 2 April 2008
(15) Stepped down as Director and as Member of BRMC on 24 October 2008
(16) Change of appointment from Member to Chairman of NC on 2 April 2008

Key executives' remuneration
Although the Code recommends that at least the top five key executives' remuneration be disclosed within bands of SGD 250,000, the Board believes such disclosure would be disadvantageous to the Group's business interests, given the highly competitive conditions in the banking industry where poaching of executives is commonplace.

Long-term share incentives – DBSH Share Plan, Share Option Plan and Share Ownership Scheme
As the Group seeks to foster a culture that aligns the interests of employees with those of shareholders, it has put in place share-based plans for employees. These plans allow employees to share in the Group's growth and success. There are three plans – the DBSH Share Plan (Share Plan, previously known as the DBSH Performance Share Plan), the DBSH Share Option Plan (SOP) and the DBSH Share Ownership Scheme (SOS).

Employees holding the corporate rank of Managing Director, Senior Vice President and Vice President are eligible to participate in the Share Plan and SOP.

Rewards made under the Share Plan and SOP form part of an employee's annual performance remuneration, which also includes cash bonuses. The portion of the performance remuneration paid in shares increases with the amount of the performance remuneration. The allocation of such awards will be linked to performance metrics designed to deliver shareholder value.

There are vesting periods for the Share Plan and SOP. Two types of awards can be made under the Share Plan. They are those where performance conditions are attached and those that are time-based. The number of shares eventually awarded upon vesting under the Share Plan where performance conditions are attached is based on DBS Group's performance for a three-year performance period as measured by the Group's return on equity. The time-vested Share Plan operates like restricted shares awards. It comprises two elements, namely, the main award and the "kicker" award. The shares comprised in the "kicker" award constitute 20% of the shares comprised in the main award. Fifty percent of the shares comprised in the main award will vest two years after the date of grant. The remainder fifty percent of the shares comprised in the main award, together with the shares comprised in the "kicker" award, will vest three years after the date of grant. The aggregate total number of new DBSH ordinary shares that may be issued under the Share Plan and SOP at any time may not exceed 7.5% of the issued ordinary shares (excluding treasury shares) of DBSH.

Details of the Share Plan and SOP appear in pages 141 to 142 of the Directors' Report. Employees who are not eligible for the Share Plan or SOP are eligible to participate in the SOS. The SOS is a market purchase plan administered by DBS Trustee Ltd, a wholly-owned subsidiary of DBS Bank. Under the SOS, all confirmed employees with at least one year of service can subscribe up to 10% of their monthly base pay to buy units of DBSH ordinary shares, with DBS contributing an additional 50% of the amount the employee contributes.

SHARE OPTIONS ISSUED

In compliance with listing requirements, the following participant in the SOP received the following number of options:

Name of participant*	Options granted during financial year under review	Aggregate options granted since commencement of Plan up to cessation of Directorship	Aggregate options exercised since commencement of Plan up to cessation of Directorship	Aggregate options outstanding as at cessation of Directorship
Frank Wong Kwong Shing (Director)[1]	0	448,050	0	448,050

* *DBSH has no controlling shareholders and no disclosure is made in this respect*

(1) *Stepped down as Director and as Member of BCC on 31 August 2008*

No further share options were issued by the Group in 2008. The aggregate number of options granted to the directors and the employees of the DBS Group since the commencement of the SOP till the end of 2008 is 62,796,690.

Board meetings and attendance

In the financial year just passed, there were a total of 11 Board meetings including the five scheduled Board meetings. At these meetings, the Board reviews the Group's financial performance, corporate strategy, business plans, potential strategic acquisitions or alliances, strategic or significant operational issues and significant matters attended to by Board committees. The Board also reviews the Group's long term corporate strategy and business plans and budget, including principal issues and challenges that the Group may face in the future in at least one of the Board meetings during the year. In addition to the scheduled meetings, ad hoc meetings were also held when necessary.

When exigencies prevent a Board member from attending meetings in person, he can participate by tele or video-conference. Board approval for less critical matters may be obtained through written resolutions approved by circulation.

Board directors attend the annual general meeting (to the extent practicable), Board meetings and meetings of the committees on which they serve, and they spend the time needed to properly discharge their responsibilities. Materials and information important to the understanding of the matters to be reviewed during the meetings are distributed to the directors in advance of the said meetings to provide sufficient time for the directors to prepare ahead for such meetings.

During the financial year, the Board and key management met in a two-day close door offsite meeting to deliberate on the strategy and action plans covering various aspects of the Group's overall strategy on future growth and businesses. The offsite session also enabled the Board members to interact more actively with management on general operational issues. It provided a healthy forum for board members and management to discuss matters informally.

The table below sets out the number of meetings held and the number of meetings attended by the Group's Directors, including meetings of the Board Committees during the financial year ended 31 December 2008.

Corporate Governance Report

ATTENDANCE AT BOARD AND COMMITTEE MEETINGS

Name of Director	Board Meetings (Board)		Audit Committee Meetings (AC)		Board Risk Management Committee Meetings (BRMC)		Board Credit Committee Meetings (BCC)*		Board Strategy and Planning Committee Meetings (BSPC)+		Nominating Committee Meetings (NC)*		Compensation and Management Development Committee Meetings (CMDC)	
	No. of Meetings Held@	Attendance	No. of Meetings Held@	Attendance	No. of Meetings Held@	Attendance	No. of Meetings Held@	Attendance	No. of Meetings Held@	Attendance	No. of Meetings Held@	Attendance	No. of Meetings Held@	Attendance
Koh Boon Hwee	11	11	–	–	4	4	18	18	–	–	12	12	3	3
Richard Stanley (1)	7	7	–	–	–	–	14	14	–	–	–	–	–	–
Frank Wong Kwong Shing (2)	5	4	–	–	–	–	9	9	–	–	–	–	–	–
Ang Kong Hua	11	10	5	5	–	–	–	–	–	–	12	12	–	–
Bart Joseph Broadman (3)	1	1	–	–	–	–	–	–	–	–	–	–	–	–
Andrew Buxton	11	7	–	–	4	4	–	–	–	–	–	–	–	–
Christopher Cheng (4)	11	10	5	4	–	–	–	–	–	–	–	–	3	1
Goh Geok Ling (5)	4	4	2	2	–	–	3	3	–	–	–	–	1	1
Euleen Goh (6)	3	3	–	–	–	–	–	–	–	–	1	1	–	–
Kwa Chong Seng	11	10	–	–	–	–	18	18	–	–	–	–	3	3
Narayana Murthy (7)	4	1	–	–	–	–	–	–	–	–	3	3	1	1
Peter Ong Boon Kwee (8)	7	6	–	–	3	2	–	–	–	–	–	–	–	–
John Alan Ross (9)	11	9	–	–	4	4	–	–	–	–	12	12	–	–
Wong Ngit Liong	11	10	5	4	–	–	–	–	–	–	12	12	3	3

@ *the number of meetings held during the period the director was a member of the Board and/or relevant Committee*

* *In addition to the meetings, 54 other matters were deliberated and approved via circular resolutions, namely, 42 BCC resolutions and 12 NC resolutions.*

\+ *The Board Strategy and Planning Committee (BSPC) was dissolved on 31 October 2008.*

(1) *Appointed on 1 May 2008 as CEO and a member of BCC on 27 June 2008*

(2) *Stepped down as Director and as Member of BCC on 31 August 2008*

(3) *Appointed as Director and Member of BRMC and CMDC on 17 December 2008*

(4) *Appointed as Member of CMDC on 11 November 2008*

(5) *Stepped down as Director and as Member of AC, BCC and CMDC on 2 April 2008*

(6) *Appointed as Director and as Member of AC and NC on 1 December 2008*

(7) *Stepped down as Director and as Chairman of NC and Member of CMDC on 2 April 2008*

(8) *Stepped down as Director and as Member of BRMC on 24 October 2008*

(9) *Change of appointment from Member to Chairman of NC on 2 April 2008*

Board Orientation & Training

A new appointee on the Board is given a full briefing on the duties and responsibilities under general laws as well as regulations that pertain to that of a licensed financial Institution. This briefing is organised and undertaken by the Group Secretariat. The new director is also given detailed briefings by all key business and support unit heads on the Group's operations and support functions. This series of briefings include a separate briefing by the CEO and usually undertaken over at least two sessions.

From time to time, Board members are alerted to appropriate training programmes offered by external trainers and directors are encouraged to attend at the Group's costs.

During meetings of the Board and Committees, directors are regularly updated and briefed on impending or new changes on aspects that touch on the Group's business, such as in the areas of tax, accounting and that which may relate to audit or SGX guidelines or listing rules. In the course of 2008, induction and orientation were provided to two members of the Board.

Directors have full access to all DBS employees. They also have the power to engage outside independent advisors on any issues they deem fit, at the expense of the Group.

Board Evaluation of its effectiveness
A process is in place to assess the performance and effectiveness of the Board as a whole on an annual basis.

Each director completes a Board evaluation questionnaire and returns the completed questionnaire to the Chairman of the Board and the Chairman of the Nominating Committee. The collective performance evaluation is then consolidated and presented to the Board for discussion.

The Board evaluation covers a spectrum of matters under review which include such matters as Board composition, the timeliness and quality of information provided to the Board, the Board process, Board accountability, and standard of conduct, rather than adhering to strict financial criteria such as return on equity or return on assets. The Board believes that having a strong and robust Board process and Board governance in place are critical to the performance of the Board and the success of the organisation. The Board considers the current collective assessment useful in evaluating Its own effectiveness, as Directors are given the opportunity to debate Board workings and processes in the discussion on the collective assessment.

RELATED PARTY TRANSACTIONS
The Group has procedures in place to comply with existing regulations governing related party transactions for banks and listed companies. These regulations include the Banking Act, MAS directives and the guidelines on interested person transactions in the SGX Listing Manual. The relevant provisions in the Banking Act and the MAS directives impose prudential limits on credit exposures by the Group to certain Group-linked entities and persons, while the interested person transactions in the Listing Manual cover all types of related party transactions generally.

All new directors are briefed on the relevant provisions that they need to comply with. If necessary, existing credit facilities to related parties are adjusted prior to a director's appointment, and all credit facilities to related parties are monitored on an on-going basis. Checks are conducted prior to the Group entering into credit and non-credit-related transactions to determine whether the counterparty is a related party under applicable regulations and to take the appropriate action to comply with the regulations.

The Group has granted credit facilities to the following related parties in the ordinary course of business on normal terms and conditions. The outstanding amounts of these credit facilities and the estimated values of collaterals as at 31 December 2008 are as follows:

(In $ millions)	Credit facilities granted to	Contingent credit facilities granted to	Estimated value of collaterals	Deposits received by DBSH Group
Granted to/received from:				
DBSH Directors and their related entities	34	–	93	–
Companies with DBSH Directors represented on their boards	696	231	25	–
Bank-related companies [1]				
– engaged in financial activities	2,528	32	1,157	2,367
– engaged in non-financial activities	280	1	872	54

Notes:
(1) Excludes transactions between subsidiary companies and their own subsidiary companies.

Corporate Governance Report

As required under the SGX Listing Manual, the following are details of interested person transactions in 2008:

Name of Interested Person	Aggregate value of all Interested Person Transactions during 2008 (excluding transactions less than $100,000)
Alexandra Distripark Pte Ltd	$194,256
Certis CISCO Security Management Pte Ltd Branch cash delivery, collection and processing services Outsourcing of ATM cash replenishment/ collection, balancing and settlement, cash processing and security escort Static Armed Guard CCTV, Alarm and Door Access Systems installation and monitoring Renovation works	$22,127,230
CrimsonLogic Pte Ltd Search engine services	$109,151
e-Cop (S) Pte Ltd Subscription of internet services Security training and ethics services	$450,656
Media Research Consultants Pte Ltd Corporate Research	$501,374
Media Corp Pte Ltd Promotion or public relations	$328,300
NCS Communications Engineering Pte Ltd Video conference equipment purchases and services	$226,816
NCS Pte Ltd Software licenses and maintenance IT Professional services	$612,716
Singapore Airlines Limited Air tickets	$5,787,192
Singapore Computers Systems Ltd Maintenance of Central Registry & Procurement System Procurement Outsourcing Services Fees Document Imaging Purchase of software licenses	$6,885,745
Singapore Telecommunications Limited Subscription of telecom services which is usage-based	$13,978,119
SMRT Taxis Pte Ltd Transportation services, promotion or public relations	$753,055
SMRT Trains Ltd New lease secured, branch lease renewal	$951,984
Wealth Management Institute Pt Ltd Staff local training expenses	$380,545

INTERNAL AUDIT AND INTERNAL CONTROLS

Internal Audit Function

Group Audit is an independent function that reports functionally to the Audit Committee and administratively to the DBS Group CEO. The functional reporting includes matters relating to Audit Charter, risk assessment and related audit plans, results of internal audit activities and other matters that the Head of Group Audit deems necessary. The Audit Committee approves the hiring of Head of Group Audit including appointment, removal, evaluation, annual compensation and salary adjustment. Administratively, DBS Group CEO facilitates the day-to-day operations of the internal audit function, including budgeting, management accounting and human resource administration. Group Audit has unfettered access to any and all of the DBS Group's documents, records, properties and personnel including the Chairman and Audit Committee of the Board of Directors.

Group Audit has developed and maintained a quality assurance and improvement programme that covers all aspects of the internal audit activity. Its internal audit activity conforms to the Institute of Internal Auditor's (IIA) International Standards for the Professional Practice of Internal Auditing. External Quality Assessment Reviews are carried out at least once in every five years by qualified professionals from an external organisation. In the 2008 assessment, Group Audit has been rated with the highest level of conformance (Generally Conforms) to IIA standards.

The professional competence of the Group's internal auditors is maintained or upgraded through training programmes, conferences and seminars that provide updates on auditing techniques, regulations and banking products and services.

An annual audit plan is developed under a structured risk assessment approach that examines all of the Group's activities and entities, their level of inherent risk and control effectiveness against the various risk types. Audit projects are identified and scoped based on this approach and audit resources are focused on the activities deemed to carry higher risks.

The scope of Group Audit encompasses the examination and evaluation of the adequacy and effectiveness of DBS Group's system of internal controls, risk management procedures, governance processes and the quality of performance in carrying out assigned responsibilities. Group Audit may also conduct consulting services only at the request of management in accordance with Group Audit's Consulting Framework. Audit work is substantially paperless with the in-house developed computerised audit work paper and resource management system.

The progress of corrective actions on outstanding audit issues is monitored monthly through a centralised Group-wide issue management system. Information on outstanding issues is categorised according to severity and monthly reports are sent to the Audit Committee Chairman, the Chairman of the Board, senior management and all Group heads.

All audit reports which are rated as requiring attention are copied to the Audit Committee, the external auditors and senior management. The regulators are also apprised of all relevant audit matters and may request for further information on audit matters at any time.

Group Audit works closely with the external auditors and meets them regularly to discuss matters of mutual interest, to strengthen working relationships and to co-ordinate audit efforts. The external auditors review the effectiveness of the Group's internal controls and risk management during an annual statutory audit. Material non-compliance with established practices and procedures and regulations, as well as internal control weaknesses noted during the audit, together with recommendations, are reported to the Audit Committee, which ensures that high-risk outstanding issues are dealt with in a timely manner.

Internal controls

A sound system of internal controls requires a defined organisational and policy framework. The Group has a management framework that clearly defines the roles, responsibilities and reporting lines of business and support units. The delegation of authority, control processes and operational procedures are documented and disseminated to staff. The Group Audit, Group Risk and Group Legal & Compliance functions provide independent oversight over controls and risks within the Group.

The Audit Committee and the Board Risk Management Committee have reviewed the adequacy of DBS' control environment. The Board believes that the system of internal controls in place up to the date of this report is adequate for the current business scope and operations of the Group.

DEALINGS IN SECURITIES

DBS has adopted more stringent "black-out" policies than prescribed under the Best Practices Guide issued by the SGX. DBS employees are prohibited from trading in DBS shares and securities one month before the release of the half-year and full-year results and three weeks before the release of the first quarter and third quarter results. In addition, directors and employees are prohibited at all times from trading if they are in possession of material non-public information. Employees with access to price-sensitive information in the course of their duties must obtain prior approval to trade in any securities listed in Singapore and Hong Kong. Such employees are also instructed to trade through the Group's stockbroking subsidiaries. In addition, business units and subsidiaries engaging in proprietary trading and discretionary trading of securities on behalf of customers are restricted from trading in DBS securities during the black-out period.

DISSEMINATION OF INFORMATION

The Group maintains an active dialogue with shareholders. It holds in-person briefing sessions or telephone conference calls with the media and analysts when quarterly results are released. All press statements and quarterly financial statements are published on the DBS and SGX websites. A dedicated investor relations team supports the Group CEO and Chief Financial Officer (CFO) in maintaining a close dialogue with institutional investors.

During the year, management met more than 530 local and foreign investors in more than 210 meetings. Management also participated in seven non-deal investor conferences and two road shows in the US and Canada.

The Group embraces and commits to fair, transparent and timely disclosure policy and practices. All price-sensitive information or data are publicly released, prior to individual sessions held with investors or analysts.

Shareholder meetings

The Group views the annual general meeting as an opportune forum for retail investors to meet the Board and senior management. The CFO presents the Group's preceding year's financial performance to all shareholders present ahead of formal proceedings of the meeting. The Group's external auditors are also available to answer shareholders' queries.

In accordance with the recommendations of the Code of Corporate Governance, resolutions requiring shareholder approval are tabled separately for adoption at the AGM unless the matters for consideration are closely related and would more appropriately be considered together.

RISK MANAGEMENT APPROACH AND RISK PROFILE

The Group sees strong risk management capabilities as vital to the success of a well-managed bank. The Group Risk Management function is the central resource for driving such capabilities in DBS, and it complements the risk and control activities of other functions including Group Audit and Group Legal & Compliance.

More on risk management can be found in the following section.

Risk Management and Risk Profile

APPROACH TO RISK MANAGEMENT

The key components of DBS' risk management approach are: strong risk governance; robust and comprehensive processes to identify, measure, control, monitor and report risks; sound assessments of capital adequacy relative to risks; and a rigorous system of internal control reviews involving internal and external auditors.

RISK GOVERNANCE

Under the Group's Integrated Risk Framework, the Board of Directors, through the Board Risk Management Committee, oversees the establishment of robust enterprise-wide risk management policies and processes, and sets risk limits to guide risk-taking within the Group.

Management is accountable to the Board for ensuring the effectiveness of risk management and adherence to the risk appetite and target rating established by the Board. To provide risk oversight, senior management risk committees are mandated to focus on specific risk areas. These oversight committees are the Group Asset and Liability Committee, the Group Commitments and Conflicts Committee, the Group Credit Risk Committee, the Group Market Risk Committee, and the Group Operational Risk Committee.

On a day-to-day basis, business units have primary responsibility for risk management. In partnership with business units, independent control functions provide senior management with a timely assessment of key risk exposures and the associated management responses. These units also recommend risk appetite and control limits for approval in line with the Integrated Risk Framework. There are detailed policies and procedures to identify, measure, analyse and control risk across all locations where the Group has operations.

Additional information on specific risk areas can be found in the Notes to the Financial Statements and Basel II Pillar 3 Disclosures.

BY THE NUMBERS

50 Consolidated Income Statement – DBS Group Holdings Ltd
51 Balance Sheets – DBS Group Holdings Ltd
52 Consolidated Statement of Changes in Equity – DBS Group Holdings Ltd
53 Consolidated Cash Flow Statement – DBS Group Holdings Ltd

Notes to the Financial Statements
54 Domicile and Activities
Summary of Significant Accounting Policies
61 Effects on Financial Statements on Adoption of New or Revised FRS
62 Critical Accounting Estimates

Income Statement
63 Net Interest Income
64 Net Fee and Commission Income
Net Trading (Loss)/Income
Net Income/(Loss) from Financial Instruments Designated at Fair Value
Net Income from Financial Investments
Other Income
Employee Benefits
65 Other Expenses
Allowances for Credit and Other Losses
66 Income Tax Expense
Earnings Per Ordinary Share

Balance Sheet: Assets
67 Measurement Basis of Financial Instruments
69 Cash and Balances with Central Banks
Singapore Government Securities and Treasury Bills
Financial Assets at Fair Value through Profit or Loss
70 Loans and Advances to Customers
72 Financial Investments
73 Securities Pledged
Subsidiaries
Joint Ventures
Investments in Associates
74 Goodwill on Consolidation
Acquisition
75 Properties and Other Fixed Assets
76 Deferred Tax Assets/Liabilities
78 Other Assets

Balance Sheet: Liabilities
78 Due to Non-Bank Customers
Financial Liabilities at Fair Value through Profit or Loss
80 Other Liabilities
81 Other Debt Securities in Issue
83 Subordinated Term Debts

Balance Sheet: Share Capital and Reserves
84 Share Capital and Treasury Shares
85 Other Reserves and Revenue Reserves
87 Minority Interests

Off-Balance Sheet Information
88 Contingent Liabilities and Commitments
Financial Derivatives

Additional Information
91 Cash and Cash Equivalents
Share-Based Compensation Plans
93 Related Party Transactions
94 Financial Assets and Liabilities Not Carried at Fair Value
Risk Governance
Credit Risk
106 Market Risk
111 Liquidity Risk
115 Operational Risk
116 Capital Management
Segmental Reporting
119 List of Subsidiaries, Joint Ventures, Associates and Special Purpose Entities
122 Subsequent Events

Basel II Pillar 3 Disclosures
123 Scope of Application
Regulatory Capital Management
124 Credit Risk – General Disclosures
125 Credit Risk assessed using Internal Ratings-Based Approach
129 Credit Risk assessed using Standardised Approach
130 Credit Risk Mitigation
Counterparty Credit Risk-Related Exposures
131 Market Risk
133 Operational Risk
Equity Exposures in Banking Book

135 Income Statement – DBS Bank Ltd
136 Balance Sheet – DBS Bank Ltd
137 Notes to the Supplementary Financial Statements – DBS Bank Ltd
140 Directors' Report
144 Statement by the Directors
145 Independent Auditor's Report
146 Share Price
147 Further Information on Directors
152 Shareholding Statistics
154 Financial Calendar

Consolidated Income Statement

for the year ended 31 December 2008

In $ millions	Note	2008	2007
Income			
Interest income		**8,122**	9,090
Interest expense		**3,821**	4,982
Net interest income	5	**4,301**	4,108
Net fee and commission income	6	**1,274**	1,462
Net trading (loss)/income	7	**(187)**	180
Net income/(loss) from financial instruments designated at fair value	8	**210**	(86)
Net income from financial investments	9	**367**	450
Other income	10	**88**	49
Total income		**6,053**	6,163
Expenses			
Employee benefits	11	**1,301**	1,384
Depreciation of properties and other fixed assets	28	**149**	126
Other expenses	12	**1,205**	1,108
Allowances for credit and other losses	13	**888**	617
Total expenses		**3,543**	3,235
Share of profits of associates		**75**	110
Profit before tax		**2,585**	3,038
Income tax expense	14	**446**	589
Net profit for the year		**2,139**	2,449
Attributable to:			
Shareholders		**1,929**	2,278
Minority interests		**210**	171
		2,139	2,449
Basic earnings per ordinary share ($)	15	**1.26**	1.50
Diluted earnings per ordinary share ($)	15	**1.22**	1.44

(see notes on pages 54 to 122, which form part of these financial statements)

Balance Sheets

at 31 December 2008

In $ millions	Note	Group 2008	Group 2007[(a)]	Company 2008	Company 2007
Assets					
Cash and balances with central banks	17	**15,790**	18,564		
Singapore Government securities and treasury bills	18	**14,797**	15,433		
Due from banks		**20,467**	22,910		
Financial assets at fair value through profit or loss	19	**9,401**	19,543		
Positive replacement values for financial derivatives	40	**32,328**	13,119		
Loans and advances to customers	20	**125,841**	106,344		
Financial investments	21	**22,782**	19,182		
Securities pledged	22	**997**	4,115		
Subsidiaries	23	**–**	–	**6,745**	6,748
Investments in associates	25	**604**	715		
Goodwill on consolidation	26	**5,847**	5,842		
Properties and other fixed assets	28	**1,311**	1,235		
Investment properties	28	**293**	299		
Deferred tax assets	29	**171**	25		
Other assets	30	**6,089**	5,637	**154**	–
Total assets		**256,718**	232,963	**6,899**	6,748
Liabilities					
Due to banks		**9,021**	15,464		
Due to non-bank customers	31	**163,359**	144,740		
Financial liabilities at fair value through profit or loss	32	**11,282**	18,242		
Negative replacement values for financial derivatives	40	**31,918**	12,791		
Bills payable		**714**	380		
Current tax liabilities		**779**	882		
Deferred tax liabilities	29	**45**	172		
Other liabilities	33	**5,874**	6,981	**5**	7
Other debt securities in issue	34	**638**	1,199		
Subordinated term debts	35	**9,085**	8,954		
Total liabilities		**232,715**	209,805	**5**	7
Net assets		**24,003**	23,158	**6,894**	6,741
Equity					
Share capital	36	**4,215**	4,164	**4,215**	4,164
Treasury shares	36	**(154)**	(102)	**–**	(27)
Other reserves	37	**6,322**	7,680	**89**	37
Revenue reserves	37	**9,436**	8,739	**2,590**	2,567
Shareholders' funds		**19,819**	20,481	**6,894**	6,741
Minority interests	38	**4,184**	2,677		
Total equity		**24,003**	23,158	**6,894**	6,741
Off-balance sheet items					
Contingent liabilities and commitments	39	**92,656**	106,961		
Financial derivatives	40	**1,704,717**	1,816,007		
Client trust accounts[(a)]					
Amounts held with the Group		**568**	396		
Bank balances with third parties		**745**	628		
		1,313	1,024		
Bank balances with third parties		**745**	628		
Less: Amounts held in trust		**(745)**	(628)		
		–	–		

(a) 2007 customer monies in trust accounts pertaining to the Group's securities brokerage business have been reclassified out of "Due from banks" and "Due to non-bank customers" to be consistent with the current year's presentation

(see notes on pages 54 to 122, which form part of these financial statements)

Consolidated Statement of Changes in Equity

for the year ended 31 December 2008

In $ millions	Ordinary shares	Convertible preference shares	Treasury shares	Other reserves	Revenue reserves	Minority interests	Total equity
2008							
Balance at 1 January 2008	**4,098**	**66**	**(102)**	**7,680**	**8,739**	**2,677**	**23,158**
Exercise of share options	**45**						**45**
Net exchange translation adjustments				**(51)**		**(7)**	**(58)**
Share of associates' reserves				**(40)**			**(40)**
Cost of share-based payments				**28**			**28**
Share buyback during the year			**(52)**				**(52)**
Reclassification of reserves upon exercise of share options	**6**			**(6)**			**–**
Available-for-sale investments:							
– Net valuation taken to equity				**(1,217)**			**(1,217)**
– Transferred to income statement due to impairment				**21**			**21**
– Transferred to income statement on sale				**(349)**			**(349)**
– Tax on items taken directly to or transferred from equity				**256**			**256**
Net profit for the year					**1,929**	**210**	**2,139**
Final dividends paid for previous year					**(302)**		**(302)**
Interim dividends paid for current year					**(930)**		**(930)**
Dividends paid to minority interests						**(197)**	**(197)**
Change in minority interests[(a)]						**1,501**	**1,501**
Balance at 31 December 2008	**4,149**	**66**	**(154)**	**6,322**	**9,436**	**4,184**	**24,003**
2007							
Balance at 1 January 2007	3,976	66	(111)	7,182	7,562	2,371	21,046
Exercise of share options	106						106
Net exchange translation adjustments				(38)		(73)	(111)
Share of associates' reserves				37			37
Cost of share-based payments				34			34
Draw-down of reserves upon vesting of performance shares			36	(36)			–
Share buyback during the year			(27)				(27)
Reclassification of reserves upon exercise of share options	16			(16)			–
Available-for-sale investments:							
– Net valuation taken to equity				940			940
– Transferred to income statement on sale				(392)			(392)
– Tax on items taken directly to or transferred from equity				(61)			(61)
Net profit for the year					2,278	171	2,449
Appropriation from prior year's net profit				30	(30)		–
Final dividends paid for previous year					(310)		(310)
Interim dividends paid for current year					(761)		(761)
Dividends paid to minority interests						(143)	(143)
Change in minority interests[(b)]						351	351
Balance at 31 December 2007	4,098	66	(102)	7,680	8,739	2,677	23,158

(a) Includes issuance of preference shares to third parties by DBS Capital Funding II Corporation (refer to Note 38.3)

(b) Relates to the minority interests of a new subsidiary

(see notes on pages 54 to 122, which form part of these financial statements)

Consolidated Cash Flow Statement

for the year ended 31 December 2008

In $ millions	2008	2007[(a)]
Cash flows from operating activities		
Net profit for the year	**2,139**	2,449
Adjustments for non-cash items:		
Allowances for credit and other losses	**888**	617
Depreciation of properties and other fixed assets	**149**	126
Share of profits of associates	**(75)**	(110)
Net gain on disposal of properties and other fixed assets	**(27)**	(6)
Net gain on disposal of financial investments	**(367)**	(450)
Income tax expense	**446**	589
Profit before changes in operating assets and liabilities	**3,153**	3,215
(Decrease)/Increase in:		
Due to banks	**(7,855)**	7,601
Due to non-bank customers	**15,480**	22,648
Financial liabilities at fair value through profit or loss	**(6,960)**	(1,466)
Other liabilities including bills payable	**16,762**	4,578
Debt securities and borrowings	**(530)**	(2,647)
(Increase)/Decrease in:		
Change in restricted balances with central banks	**(501)**	(55)
Singapore Government securities and treasury bills	**636**	(2,590)
Due from banks	**2,600**	2,330
Financial assets at fair value through profit or loss	**10,147**	(3,047)
Loans and advances to customers	**(17,980)**	(21,323)
Financial investments	**(3,349)**	3,539
Other assets	**(16,499)**	(7,031)
Tax paid	**(566)**	(501)
Net cash (used in)/generated from operating activities (1)	**(5,462)**	5,251
Cash flows from investing activities		
Dividends from associates	**53**	61
Purchase of properties and other fixed assets	**(178)**	(196)
Proceeds from disposal of properties and other fixed assets	**128**	74
Acquisition of interest in associates	**–**	(39)
Net proceeds from acquisition of new business	**2,171**	–
Net cash generated from/(used in) investing activities (2)	**2,174**	(100)
Cash flows from financing activities		
Increase in share capital	**45**	122
Proceeds from issuance of subordinated term debts	**1,500**	3,044
Payment upon maturity of subordinated term debts	**–**	(402)
Purchase of treasury shares	**(52)**	–
Dividends paid to shareholders of the Company	**(1,232)**	(1,071)
Dividends paid to minority interests	**(197)**	(143)
Net cash generated from financing activities (3)	**64**	1,550
Exchange translation adjustments (4)	**(51)**	(38)
Net change in cash and cash equivalents (1)+(2)+(3)+(4)	**(3,275)**	6,663
Cash and cash equivalents at 1 January	**15,953**	9,290
Cash and cash equivalents at 31 December (Note 41)	**12,678**	15,953

(a) Figures have been restated to make them consistent with current period's presentation

(see notes on pages 54 to 122, which form part of these financial statements)

Notes to the Financial Statements

for the year ended 31 December 2008

These Notes are integral to the financial statements.

The consolidated financial statements for the year ended 31 December 2008 were authorised for issue by the directors on 12 February 2009.

1 DOMICILE AND ACTIVITIES

The Company, DBS Group Holdings Ltd, is incorporated and domiciled in the Republic of Singapore and has its registered office at 6 Shenton Way, DBS Building Tower One, Singapore 068809.

The Company is listed on the Singapore Exchange.

The principal activity of the Company is that of an investment holding company and the principal activities of its main subsidiary, DBS Bank Ltd (the Bank), are the provision of retail, small and medium-sized enterprise, corporate and investment banking services.

The financial statements relate to the Company and its subsidiaries (the Group) and the Group's interests in associates and joint ventures.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1 Basis of preparation

The consolidated financial statements of the Group are prepared in accordance with Singapore Financial Reporting Standards (FRS) including related Interpretations promulgated by the Accounting Standards Council (ASC). In accordance with Section 201(19) of the Companies Act, the requirements of FRS 39 Financial Instruments: Recognition and Measurement in respect of loan loss provisioning are modified by the requirements of Notice to Banks No. 612 "Credit Files, Grading and Provisioning" issued by the Monetary Authority of Singapore.

The financial statements of the Company are prepared in accordance with FRS including related Interpretations promulgated by the ASC. As permitted by Section 201(4B) of the Act, the Company's income statement has not been included in these financial statements.

The financial statements are presented in Singapore dollars and rounded to the nearest million, unless otherwise stated. They are prepared on the historical cost convention, except for derivative financial instruments, available-for-sale financial assets, and financial assets and liabilities held at fair value through profit or loss, which have been measured at fair value. In addition, the carrying amounts of assets and liabilities that are designated as hedged items in a fair value hedge are adjusted for fair value changes attributable to the hedged risks.

The preparation of financial statements in conformity with FRS requires management to exercise judgement, use estimates and make assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. Although these estimates are based on management's best knowledge of current events and actions, actual results may differ from these estimates. Critical accounting estimates and assumptions used that are significant to the financial statements, and areas involving a higher degree of judgement and complexity, are disclosed in Note 4.

On 1 January 2008, the Group adopted the new or revised FRS and Interpretations to FRS (INT FRS) that are applicable in the current financial year. The financial statements have been prepared in accordance with the relevant transitional provisions in the respective FRS and INT FRS. The following are the FRS and INT FRS that are relevant to the Group:

FRS 39 (revised)	Financial Instruments: Recognition and Measurement – Reclassification of Financial Assets
FRS 107 (revised)	Financial Instruments: Disclosures – Reclassification of Financial Assets
INT FRS 111	FRS 102 – Group and Treasury Share Transactions
INT FRS 114	FRS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

The adoption of the above FRS and INT FRS did not result in substantial changes to the Group's accounting policies, which are consistent with those used in the previous financial year, except for the changes disclosed in Note 3.

2.2 Group accounting

Subsidiaries

Subsidiaries are entities that the Group has power to govern the financial and operating policies of, in order to obtain benefits from their activities. It is generally accompanied by a shareholding of more than 50% of voting rights. Potential voting rights that are currently exercisable or convertible are considered when determining whether an entity is considered a subsidiary.

The purchase method is used to account for the acquisition of subsidiaries. Subsidiaries are consolidated from the date control is transferred to the Group to the date control ceases. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued or liabilities incurred or assumed at the date of exchange, plus cost directly attributable to the acquisition. Identifiable assets acquired, and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition, irrespective of the extent of any minority interest. Refer to Note 2.10 for the Group's accounting policy on "Goodwill on consolidation".

The direct method is used by the Group to account for minority interests and they are disclosed as separate items in the consolidated financial statements.

Special purpose entities
Entities in which the Group holds little or no equity are consolidated as subsidiaries if the Group is assessed to have control over them. Such control can be demonstrated through predetermination of the entities' activities, exposure to and retention of majority of their residual or ownership risks, and decision-making powers to obtain a majority of benefits of the entities.

Joint ventures
Joint ventures are entities that are jointly controlled by the Group together with one or more parties through contractual arrangements. The Group recognises its interest in joint ventures using the proportionate consolidation method.

Proportionate consolidation involves combining the Group's share of the joint venture's income, expenses, assets and liabilities on a line-by-line basis with similar items in the Group's financial statements.

Associates
Associates are entities in which the Group has significant influence, but not control, and generally holds a shareholding of between and including 20% and 50% of the voting rights. The Group recognises its investment in associates using the equity method of accounting.

Under the equity method of accounting, the Group's investment in associates is initially carried at cost. The initial cost of an acquisition is measured at the fair value of the assets given, equity instruments issued or liabilities assumed at the date of exchange, plus costs directly attributable to the acquisition. The carrying amount is increased or decreased to recognise the Group's share of net assets of the associate, less any impairment in value after the date of acquisition. Where the Group's share of losses in an associate equals or exceeds its interest in the associate, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

The results of the associates are taken from the latest audited accounts or unaudited management accounts of the associates, prepared at dates not more than three months prior to the end of the financial year of the Group.

Investment cost at Company level
Investments in subsidiaries, associates and joint ventures are stated at cost less accumulated impairment losses in the Company's balance sheet. On disposal of investments in subsidiaries, associates and joint ventures, the difference between the net proceeds and the carrying amounts of the investments is taken to the income statement.

Intra-group transactions
All intra-group transactions, balances, income and expenses are eliminated on consolidation. Profits resulting from transactions between the Group and its associates and joint ventures are eliminated to the extent of the Group's interests in these companies. Losses are also eliminated unless the transaction provides evidence of an impairment of an asset transferred.

Alignment of accounting policies
Where necessary, adjustments are made to the financial statements of subsidiaries, associates and joint ventures to bring the accounting policies used in line with those used by the Group.

2.3 Foreign currency translation
Functional and presentation currency
Items in the financial statements of the Company and each of the Group's subsidiaries are translated into their functional currency, being the currency of the primary economic environment in which the entity operates. The financial statements are presented in Singapore dollars, which is the functional currency and presentation currency of the Company and the Group.

Foreign currency transactions
Transactions in foreign currencies are measured at the exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into Singapore dollars at the exchange rate ruling at the balance sheet date. Foreign exchange differences arising from this translation are recognised in the income statement. Non-monetary assets and liabilities measured at cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities measured at fair value in foreign currencies are translated into Singapore dollars at the exchange rate ruling at the date the fair value was determined.

Unrealised foreign exchange differences arising from non-monetary financial assets classified as fair value through profit or loss are recognised in the income statement. For non-monetary financial assets classified as available-for-sale, unrealised foreign exchange differences are recorded directly in equity until the assets are sold or become impaired.

Foreign operations
The results and financial position of the Group's operations whose functional currency is not Singapore dollars are translated into Singapore dollars in the following manner:
- Assets and liabilities are translated at the exchange rate ruling at the balance sheet date;
- Income and expenses in the income statement are translated at an average exchange rate approximating the exchange rates at the dates of the transactions; and
- All resulting exchange differences are taken to the capital reserves.

Notes to the Financial Statements

for the year ended 31 December 2008

Goodwill and fair value adjustments arising on the acquisition of a foreign operation on or after 1 January 2005 are treated as assets and liabilities of the foreign operation and translated at the closing rate. For acquisitions prior to 1 January 2005, the foreign exchange rates at the dates of acquisition were used.

Consolidation adjustments
On consolidation, foreign exchange differences arising from the translation of net investments in foreign entities, as well as any borrowings and instruments designated as foreign currency hedges of such investments, are taken to the capital reserves. When a foreign operation is disposed of, such currency translation differences are recognised in the income statement as part of the gain or loss on disposal.

2.4 Segment reporting

The Group's financial businesses are organised into Consumer Banking, Institutional Banking, Global Financial Markets, Central Treasury Unit and Central Operations. In total, the Group reports five business segments.

A ***business segment*** provides products or services whose risks and returns are different from those of other business segments. A ***geographical segment*** provides products or services within a particular economic environment whose risks and returns are different from those of other economic environments. Business segments are the primary reporting segments.

2.5 Revenue recognition

Net interest income
Net interest income, being interest income less interest expense, is recognised on a time-proportionate basis using the effective interest method. The effective interest rate is the rate that discounts estimated future cash receipts or payments through the expected life of the financial instrument or, when appropriate, a shorter period to its carrying amount. The calculation includes significant fees and transaction costs that are integral to the effective interest rate, as well as premiums or discounts. No interest expense is accrued on the Group's structured investment deposits which are carried at fair value through profit or loss.

When a receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument. Interest earned on the recoverable amount is recognised as interest income in the income statement.

Fee and commission income
The Group earns fee and commission income from a diverse range of products and services provided to its customers. Fee and commission income is recognised on the completion of a transaction. For a service that is provided over a period of time, fee and commission income is recognised over the period which the related service is provided or credit risk is undertaken.

Dividend income
Dividend income is recognised when the right to receive payment is established. Dividend income arising from held for trading financial assets is recognised in "Net trading income", while that arising from available-for-sale financial assets is recognised in "Net income from financial investments".

Rental income
Rental income from operating leases on properties is recognised on a straight-line basis over the lease term.

2.6 Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand and non-restricted balances with central banks which are readily convertible into cash.

2.7 Financial assets

Financial assets are classified according to the purpose for which the assets were acquired. Management determines the classification at initial recognition and re-evaluates the designation at every reporting date. (See also Note 3.1)

The classification of financial assets is as follows:

(a) **Financial assets at fair value through profit or loss** are either acquired for the purpose of short-term selling (held for trading) or designated by management on initial recognition (designated under the fair value option).

Derivatives are classified as held for trading unless they are designated as hedging instruments. The specific Group accounting policy on derivatives is detailed in Note 2.15.

Financial assets designated under the fair value option meet at least one of the following criteria upon designation:
- it eliminates or significantly reduces measurement or recognition inconsistencies that would otherwise arise from measuring financial assets, or recognising gains or losses on them, using different bases; or
- the financial asset contains an embedded derivative that would otherwise need to be separately recorded.

(b) **Financial assets classified as loans and receivables** are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.

(c) **Financial assets classified as available-for-sale** are non-derivatives that are either designated in this category or not classified in any other categories. These financial assets are intended to be held for an indefinite period of time, and may be sold in response to needs for liquidity or changes in interest rates, exchange rates or equity prices.

Recognition and derecognition
Purchases and sales of financial assets are recognised on the date that the Group commits to purchase or sell the asset. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

Initial measurement
Financial assets are initially recognised at fair value plus transaction costs except for financial assets at fair value through profit or loss, for which transaction costs are expensed off immediately. The fair value of a financial asset on initial recognition is usually the transaction price.

Subsequent measurement
Financial assets at fair value through profit or loss and available-for-sale financial assets are subsequently carried at fair value. Loans and receivables are carried at amortised cost using the effective interest method. Unquoted equity investments classified as available-for-sale for which fair values cannot be reliably determined are carried at cost, less impairment.

Realised or unrealised gains or losses on financial assets held for trading and financial assets designated under the fair value option, except interest income, are taken to "Net trading income" and "Net income from financial instruments designated at fair value" respectively in the income statement in the period they arise. Unrealised gains or losses arising from changes in fair value of financial assets classified as available-for-sale are recognised in the available-for-sale revaluation reserves. When financial assets classified as available-for-sale are sold or impaired, the accumulated fair value adjustments in the available-for-sale revaluation reserves are taken to the income statement.

Determination of fair value
The fair values of financial instruments traded in active markets (such as exchange-traded and over-the-counter securities and derivatives) are based on quoted market prices at the balance sheet date. The quoted market prices used for financial assets held by the Group are the current bid prices. If the market for a financial asset is not active, the Group establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis and option pricing models. Where applicable, a valuation reserve or pricing adjustment is applied to arrive at the fair value.

2.8 Impairment of financial assets
The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired.

(a) Financial assets classified as loans and receivables
The Group carries out regular and systematic reviews of all credit facilities extended to customers.

The criteria that the Group uses to determine that there is objective evidence of an impairment loss include:
- Significant financial difficulty of the issuer or obligor, including breach of covenants and/or financial conditions;
- A breach of contract, such as a default or delinquency in interest or principal payments;
- Granting of a concession to the borrower, for economic or legal reasons relating to the borrower's financial difficulty, that the entity would not otherwise consider; and
- High probability of bankruptcy or other financial reorganisation of the borrower.

Specific allowances for credit losses
A specific allowance for credit losses is established if there is objective evidence that the Group will be unable to collect all amounts due under a claim according to the original contractual terms or the equivalent value. A "claim" means a loan, debt security or a commitment such as a letter of guarantee and letter of credit.

A specific allowance for credit losses is recorded as a reduction in the carrying value of a claim on the balance sheet. For an off-balance sheet item such as a commitment, a specific allowance for credit loss is recorded as an increase in other liabilities.

Specific allowances for credit losses are evaluated either as being counterparty-specific or collective according to the following principles:

Counterparty-specific: Individual credit exposures are evaluated using the discounted cash flow method and an allowance is made when existing facts, conditions or valuations indicate that the Group is not likely to collect part or all of the principal and interest due contractually on the claim. An allowance is reversed only when there has been an identifiable event that led to an improvement in the collectibility of the claim.

When a loan is uncollectible, it is written off against the related allowance for loan impairment. Such loans are written off after all the necessary procedures have been completed and the amount of the loss has been determined. Recoveries in full or in part of amounts previously written off are credited to the income statement in "Allowances for credit and other losses".

Notes to the Financial Statements

for the year ended 31 December 2008

Collective: Homogenous consumer loans, such as housing loans and credit card receivables, are pooled according to their risk characteristics, and assessed and provided for collectively as a group, taking into account the historical loss experience of such loans.

General allowances for credit losses

Apart from specific allowances, the Group also carries general allowances for credit losses. The Group maintains a level of allowances that is deemed sufficient to absorb all credit losses inherent in its loan portfolio (including off-balance sheet credit exposures). In determining the level of general allowances, the Group considers country and portfolio risks, as well as industry practices. The Group maintains general allowances of at least 1% of credit exposures on and off the balance sheet (against which specific allowances have not been made) adjusted for collaterals held. This is in accordance with the transitional arrangements under Notice to Banks No. 612 "Credit Files, Grading and Provisioning" issued by the Monetary Authority of Singapore. Refer to Note 2.1 for more details.

(b) Financial assets classified as available-for-sale

The Group assesses at each balance sheet date whether there is objective evidence that an available-for-sale financial asset is impaired. In the case of an equity investment, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the asset is impaired. When there is objective evidence of an impairment of an available-for-sale financial asset, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in the income statement – is removed from the revaluation reserve within equity and recognised in the income statement. Impairment losses recognised in the income statement on equity investments are not reversed through the income statement, until the equity investments are disposed of. A subsequent recovery in the value of an available-for-sale debt instrument whose value is impaired is reversed through the income statement if there has been an identifiable event that led to the recovery.

2.9 Repurchase agreements

Repurchase agreements (Repos) are treated as collateralised borrowing. The amount borrowed is reflected as a liability either as "Due to non-bank customers", "Due to banks" or "Financial liabilities at fair value through profit or loss". The securities sold under repos are treated as pledged assets and remain on the balance sheet at amortised cost or fair value depending on their classification.

Reverse repurchase agreements (Reverse repos) are treated as collateralised lending. The amount lent is reflected as an asset either as "Loans and advances to customers", "Due from banks" or "Financial assets at fair value through profit or loss".

Amounts paid and received on the repos and reverse repos are amortised as interest expense and interest income respectively on an effective interest basis.

2.10 Goodwill on consolidation

Goodwill in a business acquisition represents the excess of acquisition cost over the fair values of the identifiable assets acquired, liabilities and contingent liabilities assumed at the date of exchange. Goodwill is stated at cost less impairment losses and it is tested at least annually for impairment.

Any deficiency of the cost of acquisition below the fair values of the identifiable net assets acquired (i.e. a discount on acquisition) is recognised directly in the income statement in the period of acquisition.

At the acquisition date, any goodwill acquired is allocated to each of the cash-generating units (CGU) expected to benefit from the combination's synergies for the purpose of impairment testing.

2.11 Properties and other fixed assets

Properties (including investment properties) and other fixed assets are stated at cost less accumulated depreciation and impairment losses. The cost of an item of properties and other fixed assets includes its purchase price and any cost that is directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management.

The basis of depreciation is as follows:

Properties

Leasehold land, where the balance of the leasehold period is 100 years or less, is depreciated on a straight-line basis over the remaining period of the lease. Leasehold land where the unexpired lease period is more than 100 years is not depreciated.

Buildings are depreciated on a straight-line basis over their useful lives estimated at 50 years or over the remaining lease period, whichever is shorter.

Other fixed assets

Depreciation is calculated using the straight-line method to write down the cost of other fixed assets to their residual values over their estimated useful lives as follows:

Computer software	3 – 5 years
Office equipment	5 – 8 years
Furniture and fittings	5 – 8 years

The residual values of fixed assets are reviewed on each balance sheet date.

Subsequent expenditure relating to properties and other fixed assets that has already been recognised is added to the carrying amount of the asset only when it is probable that future economic benefit associated with the item can be measured reliably. Other subsequent expenditure is recognised as hire and maintenance expense in the income statement during the financial year in which it is incurred.

On disposal of an item of properties and other fixed assets, the difference between the net disposal proceeds and its carrying amount is taken to the income statement.

2.12 Impairment of non-financial assets

Goodwill

An impairment loss is recognised when the carrying amount of a CGU, including the goodwill, exceeds the recoverable amount of the CGU. Recoverable amount of a CGU is the higher of the CGU's fair value less cost to sell and their value-in-use.

An impairment loss on goodwill recognised in the income statement cannot be reversed in subsequent periods.

Properties and other fixed assets, and investment in subsidiaries, associates and joint ventures

Properties (including investment properties) and other fixed assets, and investment in subsidiaries, associates and joint ventures are reviewed for impairment at each balance sheet date to determine if events or changes in circumstances indicate that the carrying value may not be recoverable. If such an indication exists, the carrying value of the asset is written down to its recoverable amount (being the higher of the fair value less cost to sell and the value-in-use). The impairment loss is charged to the income statement.

2.13 Financial liabilities

The Group classifies its financial liabilities in the following categories: (a) financial liabilities at fair value through profit or loss; and (b) financial liabilities at amortised cost.

Financial liabilities are classified as financial liabilities at fair value through profit or loss if they are incurred for the purpose of short-term repurchasing (held for trading) or designated by management on initial recognition (designated under the fair value option).

Derivatives are classified as held for trading unless they are designated as hedging instruments. The specific Group accounting policy on derivatives is detailed in Note 2.15.

Financial liabilities designated under the fair value option meet at least one of the following criteria upon designation:

- it eliminates or significantly reduces measurement or recognition inconsistencies that would otherwise arise from measuring financial liabilities, or recognising gains or losses on them, using different bases; or
- the financial liability contains an embedded derivative that would otherwise need to be separately recorded.

Financial liabilities are initially recognised at fair value, net of transaction costs incurred. Financial liabilities classified at fair value through profit or loss are subsequently carried at fair value. Realised or unrealised gains or losses on financial liabilities held for trading and financial liabilities designated under the fair value option, except interest expense, are taken to "Net trading income" and "Net income from financial instruments designated at fair value" respectively in the income statement in the period they arise. All other financial liabilities are subsequently carried at amortised cost using the effective interest method.

The fair value of financial liabilities is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments. Where applicable, a valuation reserve or pricing adjustment is applied to arrive at the fair value.

A financial liability is removed or derecognised from the balance sheet when the obligation specified in the contract is discharged, cancelled or expired.

2.14 Provisions and other liabilities

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognised as a provision is the best estimate of the expenditure required to settle the present obligation at the balance sheet date.

2.15 Derivative financial instruments and hedge accounting

Derivatives are initially recognised at fair value at the date on which a derivative contract is entered into and are subsequently remeasured at fair value. All derivatives are classified as assets when the fair value is positive (Positive replacement values for financial derivatives) and as liabilities when the fair value is negative (Negative replacement values for financial derivatives).

Changes in the fair value of derivatives other than those designated as fair value hedges, cash flow hedges or net investments in foreign operations hedges are included in "Net trading income".

Notes to the Financial Statements

for the year ended 31 December 2008

Certain derivatives embedded in other financial instruments are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host contract and the host contract is not carried at fair value through profit or loss. These embedded derivatives are measured at fair value with changes in fair value recognised in "Net trading income".

For financial instruments designated as hedging instruments, each entity within the Group documents at the inception the relationship between the hedging instrument and hedged item, including the risk management objective for undertaking various hedge transactions and methods used to assess the effectiveness of the hedge. Each entity within the Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivative is highly effective in offsetting changes in the fair value or cash flows of the hedged item.

Fair value hedge
For a qualifying fair value hedge, the changes in the fair value of the derivative are recorded in the income statement, together with any changes in the fair value of the hedged item attributable to the hedged risk. Gain or loss arising from hedge ineffectiveness is recognised in the income statement.

If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item is amortised to the income statement over its remaining maturity, using the effective interest method.

Cash flow hedge
The effective portion of changes in the fair value of a derivative designated and qualifying as a hedge of future cash flows is recognised directly in the cash flow hedge reserve, and taken to the income statement in the periods when the hedged item affects profit or loss. The ineffective portion of the gain or loss is recognised immediately in the income statement under "Net trading income".

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in the cash flow hedge reserve remains until the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss in the cash flow hedge reserve is recognised immediately in the income statement.

Hedge of net investment in a foreign operation
Hedges of net investments in the Group's foreign operations are accounted for in a manner similar to cash flow hedges. The gain or loss from the derivative relating to the effective portion of the hedge is recognised in the capital reserve. The gain or loss relating to the ineffective portion of the hedge is recognised immediately in the income statement under "Net trading income". On disposal of the foreign operations, the cumulative gain or loss in the capital reserve is taken to the income statement under "Net trading income".

2.16 Employee benefits
Employee benefits, which include base pay, cash bonuses, share-based compensation, contribution to defined contribution plans such as the Central Provident Fund and other staff-related allowances, are recognised in the income statement when incurred. For defined contribution plans, contributions are made to publicly or privately administered funds on a mandatory, contractual or voluntary basis. Once the contributions have been paid, the Group has no further payment obligations.

Employee entitlement to annual leave is recognised when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

2.17 Share-based compensation
Employee benefits also include share-based compensation, namely, the DBSH Share Ownership Scheme, the DBSH Share Option Plan, the DBSH Share Plan and the DBSH Employee Share Plan. The details of the Scheme and Plans are described in Note 42.

Equity instruments granted and ultimately vested under the Plans are recognised in the income statement based on the fair value of the equity instrument at the date of grant. The expense is amortised over the vesting period of each award, with a corresponding adjustment to the share option/plan reserves. Monthly contributions to the Scheme are expensed off when incurred.

For the DBSH Share Plan and the DBSH Employee Share Plan, a trust has been set up for each share plan. The employee trust funds are consolidated and the DBSH shares held by the trust funds are accounted for as "Treasury shares", which are included as a deduction within equity.

2.18 Current and deferred taxes
Current income tax for current and prior periods is recognised at the amount expected to be paid or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date.

Deferred income tax is provided, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Temporary differences are not recognised for goodwill that is not deductible for tax purposes and for the initial recognition of assets or liabilities that neither affects accounting nor taxable profit. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted by the balance sheet date.

Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilised. Deferred tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not be reversed in the foreseeable future.

2.19 Financial guarantees

A financial guarantee is initially recognised in the financial statements at fair value on the date the guarantee was given. Subsequent to initial recognition, the Group's liability under each guarantee is measured at the higher of the initial measurement less amortisation calculated to recognise the initial measurement in the income statement over the period of the financial guarantee and the best estimate of the expenditure required to settle any financial obligation arising at the balance sheet date. Examples include letter of credit, shipping guarantee, airway guarantee, letter of guarantee etc.

The exposure to potential losses associated with a financial guarantee is monitored periodically. When there is objective evidence indicating probability of losses occurring, a provision is recognised for the financial guarantee.

2.20 Share capital and treasury shares

Ordinary shares and preference shares which do not result in the Group having a contractual obligation to deliver cash or another financial asset, or to exchange financial assets or financial liabilities with the holder under conditions that are potentially unfavourable to the Group, are classified as equity. Incremental external costs directly attributable to the issuance of new ordinary shares are deducted against the share capital account.

When any entity within the Group purchases the Company's ordinary shares (treasury shares), the consideration paid including any directly attributable incremental cost is presented as a component within equity, until they are cancelled, sold or reissued.

When treasury shares are subsequently cancelled, the cost of treasury shares is deducted against either the share capital account or retained earnings. When treasury shares are subsequently sold or reissued, any realised gain or loss on sale or reissue, net of any directly attributable incremental transaction costs and related income tax, is recognised in the capital reserve of the Company.

2.21 Dividend payment

Interim dividends are recorded during the financial year in which they are declared payable. Final dividends are recorded during the financial year in which the dividends are approved by the shareholders at the Annual General Meeting.

2.22 Offsetting financial instruments

Certain financial assets and liabilities offset each other and the net amount is reported in the balance sheet when there is a legally enforceable right to set off the recognised amounts and there is an intention to settle them on a net basis, or realise the asset and settle the liability simultaneously.

2.23 Operating leases

Operating leases are charged to the income statement on a straight-line basis over the period of the lease. When an operating lease is terminated before the lease period has expired, any payment that has to be made to the lessor is recognised as an expense in the period the termination takes place.

2.24 Fiduciary activities

Assets and income belonging to a customer for whom the Group acts in a fiduciary capacity as nominee, trustee or agent, are excluded from the financial statements.

3 EFFECTS ON FINANCIAL STATEMENTS ON ADOPTION OF NEW OR REVISED FRS

3.1 Revised FRS adopted

FRS 39 (revised): Financial Instruments – Recognition and Measurement (Reclassification of Financial Assets) and FRS 107 (revised): Financial Instruments – Disclosures (Reclassification of Financial Assets)

With the adoption of these two revised accounting standards, the Group has reclassified certain financial assets from held for trading to available-for-sale as well as from available-for-sale to loans and receivables categories. The reclassifications were effected according to the transitional provisions of FRS39 and FRS107.

The Group views the rapid deterioration of the global financial markets during the course of the third quarter of 2008, which has in turn resulted in highly illiquid markets, as a rare circumstance. One of the ramifications of this development is that certain held for trading assets have had their tradability compromised by the ensuing market illiquidity. As the Group will no longer, as a consequence, hold these assets for the purpose of selling or trading over the near term, these assets were reclassified to the available-for-sale category in the third quarter of 2008.

Notes to the Financial Statements

for the year ended 31 December 2008

The Group also reclassified certain financial assets from available-for-sale to loans and receivables category in the fourth quarter of 2008. At the date of reclassification, the markets for these financial assets are inactive and the Group has the intention and ability to hold them for the foreseeable future or until maturity.

Refer to Note 16 for more disclosures on the adoption of these revised accounting standards.

3.2 New FRS issued but not yet effective

The Group has not applied the following FRS and INT FRS that have been issued but are not yet effective.

FRS 1: Presentation of Financial Statements

Amendments to FRS 1 become effective for financial years beginning on or after 1 January 2009. The standard separates owner and non-owner changes in equity and introduces the statement of comprehensive income. The statement of comprehensive income presents all items of income and expense recognised in profit or loss, together with all other items of unrecognised income and expense, such as available-for-sale revaluation reserves, capital reserves, etc.

The adoption of FRS 1 will create additional disclosure requirements for the Group's financial statements.

FRS 27: Consolidated and Separate Financial Statements – Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate

This amendment to FRS 27 becomes effective for financial years beginning on or after 1 January 2009. The standard removes the requirement to differentiate pre-acquisition from post-acquisition dividends. Dividends received will be treated as revenue. The changes introduced must be applied prospectively and will affect how dividends received in the future are accounted for.

FRS 108: Operating Segments

FRS 108 becomes effective for financial years beginning on or after 1 January 2009. It replaces a current accounting standard, FRS 14 – Segment Reporting. FRS 108 introduces the management approach to segment reporting and a single set of operating segments will replace the primary and secondary segments. Information reviewed by the chief operating decision-maker will determine the segments, the measure of segment performance and disclosures.

The adoption of FRS 108 will create additional disclosure requirements for the Group's financial statements.

Other new or revised accounting standards

The following new/revised accounting standards take effect for the Group for the financial year beginning 1 January 2009 or later periods. There is no expected material impact on the Group's financial statements from the adoption of these new/revised accounting changes:

- Amendments to FRS 1 Presentation of Financial Statements and FRS 32 Financial Instruments: Presentation – Puttable Financial Instruments and Obligations Arising on Liquidation
- Amendments to FRS 39 Financial Instruments: Recognition and Measurement – Eligible Hedged Items
- FRS 102: Share-based Payments – Vesting Conditions and Cancellations
- INT FRS 113: Customer Loyalty Programmes
- INT FRS 116: Hedges of a Net Investment in a Foreign Operation
- INT FRS 117: Distributions of Non-cash Assets to Owners
- Improvements to FRSs

4 CRITICAL ACCOUNTING ESTIMATES

The Group's accounting policies and use of estimates are integral to the reported results. Certain accounting estimates require exercise of management's judgement in determining the appropriate methodology for valuation of assets and liabilities. In addition, procedures are in place to ensure that methodologies are reviewed and revised as appropriate. The Group believes its estimates for determining the valuation of its assets and liabilities are appropriate.

The following is a brief description of the Group's critical accounting estimates involving management's valuation judgement.

4.1 Impairment allowances on claims

It is the Group's policy to establish, through charges against profit, specific and general allowances in respect of estimated and inherent credit losses in its portfolio.

In determining specific allowances, management considers objective evidence of impairment and exercises judgement in estimating cash flows and collateral value. When a loan is impaired, a specific allowance is assessed by using the discounted cash flow method, measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the original effective interest rate. The amount of specific allowance also takes into account the collateral value, which may be discounted to reflect the impact of a forced sale or timely liquidation.

In determining general allowance, management considers country and portfolio risks, as well as industry practices. General allowances of at least 1% of credit exposures on and off-balance sheet (against which specific allowances have not been made) is maintained and adjusted for collaterals held.

This is in accordance with the transitional arrangements under Notice to Banks No. 612, "Credit Files, Grading and Provisioning" issued by the Monetary Authority of Singapore. These arrangements will be in place until the Group believes that the incurred loss concept under FRS 39 can be robustly determined.

4.2 Fair value of financial instruments

Fair value is defined as the value at which positions can be closed or sold in a transaction with a willing and knowledgeable counterparty. The majority of the Group's financial instruments reported at fair value are based on quoted and observable market prices or on internally developed models that are based on independently sourced market parameters, including interest rate yield curves, option volatilities and currency rates. Valuation reserves or pricing adjustments where applicable will be used to converge to fair value.

The determination of fair value is subject to the Valuation Framework approved by the Board and the oversight of senior management committees. The Valuation Framework is implemented in the Group through policies and procedures approved by the committees. These policies and procedures facilitate the exercise of judgement in determining the risk characteristics of various financial instruments, discount rates, estimates of future cash flows, future expected loss experience and other factors used in the valuation process. Judgement may also be applied in estimating prices for less readily observable external parameters. Other factors such as model assumptions, market dislocations and unexpected correlations can also materially affect these estimates and the resulting fair value estimates.

4.3 Impairment review of goodwill on consolidation

The Group performs an impairment review to ensure that the carrying value of the goodwill does not exceed its recoverable amount from the CGU to which the goodwill is allocated. The recoverable amount represents the present value of the estimated future cash flows expected to arise from continuing operations. Therefore, in arriving at the recoverable amount, management exercises judgement in estimating the future cash flows, growth rate and discount rate. Refer to Note 26 for more details.

4.4 Income taxes

The Group has exposure to income taxes in numerous jurisdictions. Significant judgement is involved in determining the group-wide provision for income taxes. There are certain transactions and computations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for expected tax issues based on reasonable estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recognised, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

4.5 Provisions for customer compensation

Judgement is needed to determine, taking into account the requirements in FRS 37 Provisions, Contingent Liabilities and Contingent Assets, the appropriate level of possible compensation payable to certain customers who had bought structured investment products from the Group. In making this judgement, the Group evaluates the likelihood and estimated amount of outflow of resources which will be required to settle the obligation with reference to advice from legal counsel. Refer to Note 33 for more details.

5 NET INTEREST INCOME

In $ millions	The Group 2008	2007
Cash and balances with central banks and Due from banks	**926**	1,261
Loans and advances to customers	**5,051**	5,405
Debt securities	**2,145**	2,424
Total interest income	**8,122**	9,090
Due to banks	**728**	591
Due to non-bank customers	**2,395**	3,079
Others	**698**	1,312
Total interest expense	**3,821**	4,982
Net interest income	**4,301**	4,108
Comprising:		
Interest income for financial assets at fair value through profit or loss	**808**	975
Interest income for financial assets not at fair value through profit or loss	**7,314**	8,115
Interest expense for financial liabilities at fair value through profit or loss	**(299)**	(675)
Interest expense for financial liabilities not at fair value through profit or loss	**(3,522)**	(4,307)
Total	**4,301**	4,108

Notes to the Financial Statements

for the year ended 31 December 2008

6 NET FEE AND COMMISSION INCOME

In $ millions	The Group 2008	2007
Fee and commission income	**1,542**	1,804
Fee and commission expense	**268**	342
Net fee and commission income	**1,274**	1,462
Comprising:		
Loan-related	**299**	232
Trade and remittances	**225**	206
Stock broking	**152**	250
Credit card	**143**	132
Wealth management	**137**	249
Investment banking	**90**	171
Deposit-related	**81**	78
Others	**66**	65
Guarantees	**49**	36
Fund management	**32**	43
Net fee and commission income[(a)]	**1,274**	1,462

(a) Includes net fee and commission income of $62 million (2007: $75 million), which is derived from the provision of trust and other fiduciary services during the year. Net fee and commission income earned from financial assets or liabilities not at fair value through profit or loss is $521 million (2007: $440 million) during the year

7 NET TRADING (LOSS)/INCOME

In $ millions	The Group 2008	2007
From trading businesses		
– Foreign exchange	**660**	151
– Interest rates, credit and equities[(a)]	**(892)**	45
Other businesses	**45**	(16)
Total	**(187)**	180

(a) Includes dividend income of $19 million (2007: $31 million)

8 NET INCOME/(LOSS) FROM FINANCIAL INSTRUMENTS DESIGNATED AT FAIR VALUE

In $ millions	The Group 2008	2007
Financial assets designated at fair value	**(148)**	(3)
Financial liabilities designated at fair value	**358**	(83)
Total	**210**	(86)

Gains or losses from changes in fair value of financial liabilities designated at fair value, not attributable to changes in market conditions, are not material. Refer to Note 32.

9 NET INCOME FROM FINANCIAL INVESTMENTS

In $ millions	The Group 2008	2007
Debt securities		
– Available-for-sale	**66**	47
– Loans and receivables	**1**	1
Equity securities[(a) (b)]	**300**	402
Total	**367**	450
Comprising gains transferred from:		
Available-for-sale revaluation reserves	**349**	392

(a) 2008 includes $7 million profits on sale of unquoted equity securities which were stated at cost. Their carrying amounts were $48 million at the time of sale. There was no sale of unquoted securities in 2007
(b) Includes dividend income of $29 million (2007: $28 million)

10 OTHER INCOME

In $ millions	The Group 2008	2007
Rental income	**14**	14
Net gain on properties and other fixed assets[(a)]	**27**	6
Others	**47**	29
Total	**88**	49

(a) 2008 includes $22 million one-time gain from sale of office buildings in Hong Kong

11 EMPLOYEE BENEFITS

In $ millions	The Group 2008	2007
Salary and bonus[(a)]	**1,118**	1,186
Contributions to defined contribution plans	**59**	55
Share-based expenses	**28**	34
Others	**96**	109
Total	**1,301**	1,384

(a) 2008 includes $45 million one-time restructuring costs

12 OTHER EXPENSES

In $ millions	The Group 2008	2007
Computerisation expenses[(a)]	**385**	370
Occupancy expenses[(b)]	**219**	189
Revenue-related expenses	**147**	135
Others[(c)]	**454**	414
Total	**1,205**	1,108

(a) Includes hire and maintenance of computer hardware and software
(b) Includes rental expenses of office and branch premises of $120 million (2007: $96 million) and amounts incurred in the maintenance and service of buildings owned by the Group's subsidiary companies
(c) Includes product and corporate image advertising expenses, office administration expenses (e.g. printing and stationery, telecommunications, etc), legal and professional fees

In $ millions	The Group 2008	2007
Hire and maintenance of fixed assets, including building-related expenses	**229**	203
Audit fees payable to external auditors[(a)]:		
– Singapore	**3**	3
– Outside Singapore	**2**	2
Non audit fees payable to external auditors[(a)]:		
– Singapore	**1**	#
– Outside Singapore	**#**	1

 # Amount under $500,000
(a) 2008: PricewaterhouseCoopers LLP (2007: Ernst & Young)

13 ALLOWANCES FOR CREDIT AND OTHER LOSSES

In $ millions	The Group 2008	2007
Loans and advances to customers (Note 20)	**524**	128
Financial investments		
– Available-for-sale[(a)]	**125**	262
– Loans and receivables (Note 21)	**185**	273
Properties and other fixed assets[(b)] (Note 28)	**1**	(86)
Off-balance sheet credit exposures (Note 33)	**46**	6
Others (bank loans and sundry debtors)	**7**	34
Total	**888**	617

(a) 2008 includes $104 million (2007: $264 million) one-time impairment charges for a Thai investment
(b) 2007 includes $78 million one-time allowance write-back for a Singapore property

The table below shows the movements in specific and general allowances during the year for the Group:

In $ millions	Balance at 1 January	Charge/ (Write-back) to income statement	Net write-off during the year	Acquisition of new business[(a)]	Exchange and other movements	Balance at 31 December
2008						
Loans and advances to customers (Note 20)	**1,341**	**524**	**(238)**	**277**	**(20)**	**1,884**
Financial investments	**431**	**310**	**(138)**	**–**	**5**	**608**
Properties and other fixed assets (Note 28)	**25**	**1**	**–**	**46**	**–**	**72**
Off-balance sheet credit exposures (Note 33)	**132**	**46**	**–**	**–**	**(1)**	**177**
Others (bank loans and sundry debtors)	**90**	**7**	**–**	**–**	**(3)**	**94**
Total specific and general allowances	**2,019**	**888**	**(376)**	**323**	**(19)**	**2,835**
2007						
Loans and advances to customers (Note 20)	1,450	128	(199)	–	(38)	1,341
Financial investments	191	535	(283)	–	(12)	431
Properties and other fixed assets (Note 28)	194	(86)	(80)	–	(3)	25
Off-balance sheet credit exposures (Note 33)	126	6	–	–	–	132
Others (bank loans and sundry debtors)	57	34	(2)	–	1	90
Total specific and general allowances	2,018	617	(564)	–	(52)	2,019

(a) Relates to allowances arising from the acquisition of Bowa Commercial Bank's business (refer to Note 27)

Notes to the Financial Statements

for the year ended 31 December 2008

14 INCOME TAX EXPENSE

Income tax expense in respect of profit for the financial year is analysed as follows:

In $ millions	The Group 2008	2007
Current tax expense		
– Current year	**472**	620
– Prior years' provision	**(9)**	–
Deferred tax expense		
– Effect of change in tax rate	**–**	4
– Origination of temporary differences	**(17)**	(35)
Total	**446**	589

The deferred (credit)/charge in the income statement comprises the following temporary differences:

In $ millions	The Group 2008	2007
Accelerated tax depreciation	**6**	(3)
Allowances for loan losses	**(11)**	(9)
Other temporary differences	**(12)**	(19)
Deferred tax expense credited to income statement	**(17)**	(31)

The tax on the Group's profit (before share of profits of associates) differs from the theoretical amount that would arise using the Singapore basic tax rate as follows:

In $ millions	The Group 2008	2007
Profit	**2,510**	2,928
Prima facie tax calculated at a tax rate of 18% (2007: 18%)	**452**	527
Effect of different tax rates in other countries	**63**	62
Effect of change in tax rate	**–**	4
Income not subject to tax	**(61)**	(56)
Income taxed at concessionary rate	**(42)**	(63)
Non-tax deductible provisions	**31**	33
Others	**3**	82
Income tax expense charged to income statement	**446**	589

Refer to Note 29 for further information on deferred tax assets/ liabilities.

15 EARNINGS PER ORDINARY SHARE

In $ millions		The Group 2008	2007
Weighted average number of ordinary shares in issue	(a)	**1,512**	1,511
Dilutive effect of share options		**5**	5
Full conversion of non-voting redeemable CPS		**66**	66
Full conversion of non-voting convertible preference shares		**#**	#
Weighted average number of ordinary shares in issue (diluted)	(aa)	**1,583**	1,582

 # Amount under $500,000

In $ millions		The Group 2008	2007
Net profit attributable to shareholders (Net Profit)	(b)	**1,929**	2,278
Net profit (less preference dividends)	(c)	**1,909**	2,262
Earnings per ordinary share ($)			
Basic	(c)/(a)	**1.26**	1.50
Diluted	(b)/(aa)	**1.22**	1.44

For the purpose of calculating the diluted earnings per ordinary share, the weighted average number of ordinary shares in issue is adjusted to take into account the effect of a full conversion of non-voting convertible preference shares (CPS) and non-voting redeemable CPS. In addition, the calculation takes into account the exercise of all outstanding share options granted to employees when such shares would be issued at a price lower than the average share price during the financial year.

On 30 January 2009, the Group issued 760,480,229 rights shares on the basis of one rights share for every two ordinary shares held on 31 December 2008. Refer to Note 53 on subsequent events for details of the rights issue. The following table shows the impact of the rights issue on Earnings Per Ordinary Share:

In $ millions		The Group 2008	2007
Issue of rights shares	(d)	**760**	760
Weighted average number of ordinary shares after rights issue	(a)+(d)	**2,272**	2,271
Weighted average number of ordinary shares after rights issue (diluted)	(aa)+(d)	**2,343**	2,342
Post-rights earnings per ordinary share ($)			
Basic		**1.07**	1.27
Diluted		**1.04**	1.22

16 MEASUREMENT BASIS OF FINANCIAL INSTRUMENTS

	The Group 2008					
In $ millions	Held for trading	Designated at fair value through profit or loss	Loans and receivables/ amortised cost	Available-for-sale	Held for hedging	Total
Assets						
Cash and balances with central banks	–	–	15,790	–	–	15,790
Singapore Government securities and treasury bills	3,063	–	–	11,734	–	14,797
Due from banks	–	–	20,467	–	–	20,467
Financial assets at fair value through profit or loss	7,944	1,457	–	–	–	9,401
Positive replacement values for financial derivatives	31,876	–	–	–	452	32,328
Loans and advances to customers	–	–	125,841	–	–	125,841
Financial investments	–	–	5,103	17,679	–	22,782
Securities pledged	787	–	–	210	–	997
Other assets	–	–	6,089	–	–	6,089
Total financial assets	43,670	1,457	173,290	29,623	452	248,492
Other asset items outside the scope of FRS 39[(a)]						8,226
Total assets						256,718
Liabilities						
Due to banks	–	–	9,021	–	–	9,021
Due to non-bank customers	–	–	163,359	–	–	163,359
Financial liabilities at fair value through profit or loss	9,369	1,913	–	–	–	11,282
Negative replacement values for financial derivatives	31,494	–	–	–	424	31,918
Bills payable	–	–	714	–	–	714
Other liabilities	–	–	5,697	–	–	5,697
Other debt securities in issue	–	–	638	–	–	638
Subordinated term debts	–	–	9,085	–	–	9,085
Total financial liabilities	40,863	1,913	188,514	–	424	231,714
Other liability items outside the scope of FRS 39[(b)]						1,001
Total liabilities						232,715

(a) Includes investments in associates, goodwill on consolidation, properties and other fixed assets, investment properties and deferred tax assets
(b) Includes current tax liabilities, deferred tax liabilities and loss allowances for off-balance sheet credit exposures

Notes to the Financial Statements

for the year ended 31 December 2008

	The Group 2007					
In $ millions	Held for trading	Designated at fair value through profit or loss	Loans and receivables/ amortised cost	Available-for-sale	Held for hedging	Total
Assets						
Cash and balances with central banks	–	–	18,564	–	–	18,564
Singapore Government securities and treasury bills	3,568	–	–	11,865	–	15,433
Due from banks	–	–	22,910	–	–	22,910
Financial assets at fair value through profit or loss	17,148	2,395	–	–	–	19,543
Positive replacement values for financial derivatives	12,906	–	–	–	213	13,119
Loans and advances to customers	–	–	106,344	–	–	106,344
Financial investments	–	–	2,427	16,755	–	19,182
Securities pledged	1,662	–	–	2,453	–	4,115
Other assets	–	–	5,637	–	–	5,637
Total financial assets	35,284	2,395	155,882	31,073	213	224,847
Other asset items outside the scope of FRS 39[(a)]						8,116
Total assets						232,963
Liabilities						
Due to banks	–	–	15,464	–	–	15,464
Due to non-bank customers	–	–	144,740	–	–	144,740
Financial liabilities at fair value through profit or loss	14,625	3,617	–	–	–	18,242
Negative replacement values for financial derivatives	12,663	–	–	–	128	12,791
Bills payable	–	–	380	–	–	380
Other liabilities	–	–	6,849	–	–	6,849
Other debt securities in issue	–	–	1,199	–	–	1,199
Subordinated term debts	–	–	8,954	–	–	8,954
Total financial liabilities	27,288	3,617	177,586	–	128	208,619
Other liability items outside the scope of FRS 39[(b)]						1,186
Total liabilities						209,805

(a) Includes investments in associates, goodwill on consolidation, properties and other fixed assets, investment properties and deferred tax assets
(b) Includes current tax liabilities, deferred tax liabilities and loss allowances for off-balance sheet credit exposures

During the year, the Group reclassified certain non-derivative trading financial assets comprising debt securities which are no longer held for selling in the near term out of the held for trading category into the available-for-sale category. The Group believes that the deterioration of the global financial markets that occurred in 2008 represents a rare circumstance that allows such a reclassification.

In addition, the Group has reclassified certain financial assets which comprise debt securities out of the available-for-sale category into the loans and receivables category. The Group has the intention and ability to hold these reclassified assets for the foreseeable future or until maturity at the date of reclassification.

The fair values and carrying amounts of the reclassified financial assets are as follows:

In $ millions Reclassified from	Reclassified to	Fair values and carrying amounts on date of reclassification	Fair values as at 31 December 2008	Carrying amounts as at 31 December 2008
Held for trading	Available-for-sale	**2,389**	**2,149**	**2,149**
Available-for-sale	Loans and receivables	**1,789**	**1,621**	**1,696**
Total		**4,178**	**3,770**	**3,845**

In the current year before reclassification, the Group has recognised interest income of $98 million, and fair value losses of $100 million in the income statement and $139 million in the revaluation reserves for the reclassified financial assets.

After reclassification, $97 million of interest income was recognised in the income statement and a fair value loss of $246 million was recognised in revaluation reserves for the reclassified financial assets.

For the financial year ended 31 December 2007, the Group has recognised interest income of $115 million in the income statement, and fair value losses of $54 million and $4 million in the income statement and revaluation reserves respectively.

If the Group had not reclassified financial assets in the current year, fair value losses recognised for the year in which the financial assets were reclassified (including fair value losses recognised before reclassification) would have amounted to $340 million and $214 million in the income statement and revaluation reserves respectively.

As at the date of reclassification of the financial assets, the effective interest rates on the reclassified assets are between 2.02% and 10.16%. The estimated amounts of undiscounted cash flows expected to be recovered from these reclassified financial assets is $5,337 million.

17 CASH AND BALANCES WITH CENTRAL BANKS

In $ millions	The Group 2008	2007
Cash on hand	**1,040**	1,007
Balances with central banks		
– Restricted balances	**3,112**	2,611
– Non-restricted balances	**11,638**	14,946
Total	**15,790**	18,564

18 SINGAPORE GOVERNMENT SECURITIES AND TREASURY BILLS

In $ millions	The Group 2008	2007
Held for trading	**3,063**	3,568
Available-for-sale	**11,734**	11,865
Total	**14,797**	15,433
Market value	**14,797**	15,433

19 FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

In $ millions	The Group 2008	2007
Trading		
Other government securities and treasury bills	**2,102**	2,752
Corporate debt securities	**3,805**	9,957
Equity securities	**295**	1,529
Loans and advances to customers	**50**	1,650
Other financial assets (due from banks)	**1,692**	1,260
Sub-total	**7,944**	17,148
Fair value designated		
Other government securities and treasury bills	**24**	–
Corporate debt securities	**842**	1,957
Loans and advances to customers	**591**	438
Sub-total	**1,457**	2,395
Total	**9,401**	19,543
Analysed by industry		
Manufacturing	**1,133**	1,314
Building and construction	**205**	286
General commerce	**45**	124
Transportation, storage and communications	**347**	888
Financial institutions, investment and holding companies	**4,598**	9,909
Government	**2,126**	2,752
Others	**947**	4,270
Total	**9,401**	19,543

Notes to the Financial Statements

for the year ended 31 December 2008

Fair value designated loans and advances and related credit derivatives/enhancements		
Maximum credit exposure	**591**	438
Credit derivatives/enhancements – protection bought	**(591)**	(438)
Cumulative change in fair value arising from changes in credit risk	**(55)**	(40)
Cumulative change in fair value of related credit derivatives /enhancements	**55**	40

Changes in fair value arising from changes in credit risk are determined as the amount of change in their fair value that is not attributable to changes in market conditions that give rise to market risk. Changes in market conditions that give rise to market risk include changes in a benchmark interest rate, foreign exchange rate or index of prices or rates.

During the year, the amount of change in the fair value of the loans and advances attributable to credit risk was $15 million (2007: $33 million).

During the year, the amount of change in the fair value of the related credit derivatives/enhancements was $15 million (2007: $33 million).

20 LOANS AND ADVANCES TO CUSTOMERS

	The Group	
In $ millions	**2008**	**2007**
Gross	**127,725**	107,685
Less: Specific allowances	**868**	436
General allowances	**1,016**	905
Net total	**125,841**	106,344
Comprising:		
Bills receivable	**4,648**	3,519
Loans	**121,193**	102,825
Net total	**125,841**	106,344
Analysed by industry		
Manufacturing	**15,356**	14,018
Building and construction	**17,931**	13,004
Housing loans	**29,375**	26,306
General commerce	**13,075**	10,042
Transportation, storage and communications	**12,457**	11,169
Financial institutions, investment and holding companies	**14,490**	12,373
Professionals and private individuals (except housing loans)	**10,478**	9,730
Others	**14,563**	11,043
Gross total	**127,725**	107,685
Analysed by products		
Long-term loans	**61,964**	48,923
Short-term facilities	**28,369**	25,621
Overdrafts	**3,410**	3,242
Housing loans	**29,381**	26,306
Trade financing	**4,601**	3,593
Gross total	**127,725**	107,685
Analysed by currency and fixed/variable pricing		
Fixed rates[(a)]		
Singapore dollar	**15,788**	10,597
Hong Kong dollar	**664**	614
US dollar	**1,736**	1,513
Others	**2,695**	2,827
Sub-total	**20,883**	15,551
Floating or adjustable rates[(b)]		
Singapore dollar	**37,732**	32,050
Hong Kong dollar	**28,683**	25,398
US dollar	**25,835**	23,009
Others	**14,592**	11,677
Sub-total	**106,842**	92,134
Gross total	**127,725**	107,685

(a) Fixed rate loans refer to long-term loans where the interest rates are fixed for the initial few years for certain mortgage loans, and over the entire loan period for other loans

(b) Floating or adjustable rate loans refer to loans that are pegged to prime, short-term cost of funds or inter-bank rates

The table below shows the movements in specific and general allowances during the year for the Group:

In $ millions	Balance at 1 January	Charge/ (Write-back) to income statement	Net write-off during the year	Acquisition of new business[a]	Exchange and other movements	Balance at 31 December
	2008					
Specific allowances						
Manufacturing	154	218	(86)	54	–	340
Building and construction	19	(11)	(4)	25	–	29
Housing loans	33	(32)	7	33	–	41
General commerce	127	(6)	(8)	61	–	174
Transportation, storage and communications	4	(1)	(3)	5	–	5
Financial institutions, investment and holding companies	9	57	–	–	–	66
Professionals and private individuals (except housing loans)	37	140	(118)	50	–	109
Others	53	43	(26)	35	(1)	104
Total specific allowances	436	408	(238)	263	(1)	868
General allowances						
Manufacturing	139	11	–	–	–	150
Building and construction	129	50	–	–	–	179
Housing loans	134	(86)	–	–	–	48
General commerce	99	30	–	–	–	129
Transportation, storage and communications	112	13	–	–	–	125
Financial institutions, investment and holding companies	124	20	–	–	–	144
Professionals and private individuals (except housing loans)	97	7	–	–	–	104
Others	71	71	–	14	(19)	137
Total general allowances	905	116	–	14	(19)	1,016
Total allowances	1,341	524	(238)	277	(20)	1,884

(a) Relates to allowances arising from the acquisition of Bowa Commercial Bank's business (refer to Note 27)

Notes to the Financial Statements

for the year ended 31 December 2008

In $ millions	Balance at 1 January	Charge/ (Write-back) to income statement	Net write-off during the year	Exchange and other movements	Balance at 31 December
	2007				
Specific allowances					
Manufacturing	163	118	(127)	–	154
Building and construction	41	(11)	(11)	–	19
Housing loans	54	(26)	5	–	33
General commerce	131	4	(8)	–	127
Transportation, storage and communications	12	(8)	–	–	4
Financial institutions, investment and holding companies	32	(28)	5	–	9
Professionals and private individuals (except housing loans)	46	25	(34)	–	37
Others	85	18	(29)	(21)	53
Total specific allowances	564	92	(199)	(21)	436
General allowances					
Manufacturing	107	32	–	–	139
Building and construction	108	21	–	–	129
Housing loans	250	(116)	–	–	134
General commerce	88	11	–	–	99
Transportation, storage and communications	77	35	–	–	112
Financial institutions, investment and holding companies	85	39	–	–	124
Professionals and private individuals (except housing loans)	79	18	–	–	97
Others	92	(4)	–	(17)	71
Total general allowances	886	36	–	(17)	905
Total allowances	1,450	128	(199)	(38)	1,341

21 FINANCIAL INVESTMENTS

In $ millions	The Group 2008	The Group 2007
Available-for-sale		
Quoted other government securities and treasury bills	**4,549**	2,248
Quoted corporate debt securities	**11,986**	12,184
Quoted equity securities	**793**	1,987
Unquoted equity securities	**351**	336
Available-for-sale financial investments	**17,679**	16,755
Loans and receivables		
Corporate debt securities	**5,586**	2,720
Less: Impairment allowances	**483**	293
Loans and receivables financial investments	**5,103**	2,427
Total	**22,782**	19,182
Market value of quoted securities	**22,255**	18,921

In $ millions	The Group 2008	The Group 2007
Analysed by industry		
Manufacturing	**629**	1,005
Building and construction	**816**	1,664
General commerce	**542**	266
Transportation, storage and communications	**906**	787
Financial institutions, investment and holding companies	**10,720**	10,579
Government	**4,549**	2,248
Others	**4,620**	2,633
Total carrying value	**22,782**	19,182

The table below shows the movements in impairment allowances during the year for the Group:

In $ millions	Balance at 1 January	Charge to income statement	Exchange and other movements	Balance at 31 December
2008				
Loans and receivables				
Corporate debt securities	**293**	**185**	**5**	**483**
2007				
Loans and receivables				
Corporate debt securities	27	273	(7)	293

22 SECURITIES PLEDGED

In $ millions	The Group 2008	The Group 2007
Securities pledged		
Singapore Government securities and treasury bills	**186**	268
Other government securities and treasury bills	**806**	3,629
Corporate debt securities	**5**	218
Total securities pledged[(a)]	**997**	4,115
Related liabilities	**991**	3,711

(a) Includes financial assets at fair value through profit or loss of $787 million (2007: $1,662 million)

The Group enters into securities repurchase agreements and securities lending transactions under which it receives or transfers collateral in accordance with normal market practice.

23 SUBSIDIARIES

In $ millions	The Company 2008	The Company 2007
Unquoted equity shares, at cost	**6,726**	6,726
Due from subsidiaries	**19**	22
Total	**6,745**	6,748

Refer to Note 52 for details of significant subsidiaries.

24 JOINT VENTURES

The Group's share of income and expenses, and assets and liabilities of joint ventures at 31 December are as follows:

In $ millions	The Group 2008	The Group 2007
Income statement		
Share of income	**89**	83
Share of expenses	**(87)**	(72)
Balance sheet		
Share of total assets	**865**	829
Share of total liabilities	**752**	716

Refer to Note 52 for details of significant joint ventures.

25 INVESTMENTS IN ASSOCIATES

In $ millions	The Group 2008	The Group 2007
Unquoted		
Cost	**92**	92
Share of post acquisition reserves	**81**	69
Less: Impairment allowances	**42**	42
Sub-total	**131**	119
Quoted		
Cost	**1,254**	1,290
Impairment allowances	**(837)**	(837)
Net exchange translation adjustments	**(33)**	(9)
Share of post acquisition reserves	**89**	152
Sub-total	**473**	596
Total	**604**	715
Market value – quoted associates	**794**	1,274

The Group's share of income and expenses, assets and liabilities and off-balance sheet items of associates at 31 December are as follows:

In $ millions	The Group 2008	The Group 2007
Income statement		
Share of income	**400**	444
Share of expenses	**(323)**	(344)
Balance sheet		
Share of total assets	**4,645**	6,018
Share of total liabilities	**4,021**	5,070
Off-balance sheet		
Share of contingent liabilities and commitments	**56**	52

Refer to Note 52 for details of significant associates.

Notes to the Financial Statements

for the year ended 31 December 2008

26 GOODWILL ON CONSOLIDATION

Set out below is the carrying value of the Group's goodwill arising from acquisition of subsidiaries and joint ventures as at 31 December, after an assessment for impairment is performed:

In $ millions	The Group 2008	2007
Balance at 1 January	**5,842**	5,840
Additional interest in a subsidiary	**11**	–
Exchange differences	**(6)**	2
Balance at 31 December	**5,847**	5,842

Goodwill arising from acquisition of subsidiaries and joint ventures is allocated to the Group's cash-generating units or groups of cash-generating units as follows:

In $ millions	As at 31 December 2008	2007
DBS Bank (Hong Kong) Limited	**5,649**	5,649
DBS Vickers Securities Holdings Pte Ltd	**154**	154
Cholamandalam DBS Finance Limited	**27**	33
Primefield Company Pte Ltd	**17**	6
Total	**5,847**	5,842

Key assumptions used for value-in-use calculations:

	DBS Bank (Hong Kong) Limited	DBS Vickers Securities Holdings Pte Ltd
Growth rate	4.5%	4.0%
Discount rate	9.5%	9.0%

The recoverable amounts are determined based on a value-in-use calculation. These calculations use cash flow projections based on financial budgets and forecasts approved by senior management covering a three year period and a projection for the fourth and fifth years, taking into account projected regulatory capital requirements. The recoverable value is determined by discounting the cash flow projections to their present values. The terminal value reflecting all periods beyond the fifth year is calculated based on the forecast fifth year profit, the cost of equity and the long term growth rate stated above. The growth rates do not exceed the long-term average growth rate for the market in which the businesses operate.

Management has undertaken sensitivity analysis on the financial budgets and forecasts and noted that for DBS Bank (Hong Kong) Limited, if the estimated net profit after tax forecasts from 2009 – 2011 were reduced by 30%, the Group's value-in-use calculation is still higher than the carrying amounts. Further, if the estimated long term growth rates for DBS Bank (Hong Kong) Limited and DBS Vickers Securities Holdings Pte Ltd are reduced by 50 basis points or the estimated discount rates increased by 50 basis points, the recoverable amounts for these entities would still be higher than the carrying amounts. On this basis, the Group concluded that goodwill remains recoverable at 31 December 2008. However, if conditions in Hong Kong and the banking industry deteriorate and turn out to be significantly worse than anticipated in the Group's performance forecasts, goodwill may need to be impaired in future periods.

27 ACQUISITION

On 1 February 2008, the Group successfully bid for selected assets and liabilities of Bowa Commercial Bank (Bowa), a bank in Taiwan. Bowa was a distressed bank taken over by the Central Deposit Insurance Corporation (CDIC) of Taiwan. Under the terms of the transaction, the Group acquired Bowa's business including "good bank assets" of approximately $2.8 billion of identifiable assets, $4.7 billion of deposits and other liabilities, 39 branches, 3 business units and over 750,000 depositors, with a payment of approximately $2 billion received from the Financial Restructuring Fund of the Executive Yuan and CDIC. The effective date of acquisition is 24 May 2008.

Since the acquisition of Bowa on 24 May 2008, Bowa contributed revenue of $31 million and incremental specific allowances of $30 million to the Group for the period ended 31 December 2008. The incremental specific allowances of $30 million arise mainly from the acquired loans portfolio. If the acquisition had occurred on 1 January 2008, the additional impact to the Group revenue for the period from 1 January 2008 to 24 May 2008 and the Group net profit for the year would not be material.

The fair values of the identifiable assets and liabilities arising from the acquisition of Bowa Commercial Bank are as follows:

In $ millions	Recognised on acquisition by the Group	Acquiree's carrying amount
Cash and balances with central banks	215	215
Due from banks	139	139
Financial assets at fair value through profit or loss	5	6
Loans and advances to non-bank customers	2,053	2,139
Financial investments	169	173
Properties and other fixed assets	121	123
All other assets	55	38
Total identifiable assets	**2,757**	**2,833**
Due to banks	1,412	1,412
Due to non-bank customers	3,139	3,139
Other debt securities in issue	88	88
All other liabilities	74	69
Total identifiable liabilities	**4,713**	**4,708**

In $ millions	Recognised on acquisition by the Group	Acquiree's carrying amount
Identifiable net assets acquired	1,956	Not applicable
Cash consideration received	1,956	Not applicable
Add:		
Cash and cash equivalents from business acquired	215	Not applicable
Net proceeds from acquisition	2,171	Not applicable

The fair value amounts contain provisional balances which will be finalised within 12 months of the acquisition date.

28 PROPERTIES AND OTHER FIXED ASSETS

The minimum lease receivables as at the balance sheet date are as follows:

	The Group	
In $ millions	2008	2007
Minimum lease receivable		
Not later than 1 year	33	18
Later than 1 year but not later than 5 years	54	38
Total	87	56

The Group leases out investment properties under operating leases. The leases typically run for an initial period of one to five years, and may contain an option to renew the lease after that date at which time all terms will be renegotiated. None of the leases include contingent rentals.

	The Group				
		Non-investment property			
In $ millions	Investment property (1)	Owner-occupied property (2)	Other fixed assets[a] (3)	Subtotal of non-investment property (4)=(2+3)	Total (5)=(1+4)
2008					
Cost					
Balance at 1 January	341	898	662	1,560	1,901
Acquisition of new business	–	173	42	215	215
Additions	–	6	172	178	178
Disposals	–	(62)	(190)	(252)	(252)
Exchange differences	–	24	(3)	21	21
Balance at 31 December	341	1,039	683	1,722	2,063
Less: Accumulated depreciation					
Balance at 1 January	42	96	204	300	342
Acquisition of new business	–	18	30	48	48
Depreciation charge	6	27	116	143	149
Disposals	–	(36)	(115)	(151)	(151)
Exchange differences	–	–	(1)	(1)	(1)
Balance at 31 December	48	105	234	339	387
Less: Allowances for impairment					
– Acquisition of new business	–	46	–	46	46
– Others	–	26	–	26	26
Net book value at 31 December	293	862	449	1,311	1,604
Market value at 31 December	415	1,267	–	–	–

(a) Refers to computer hardware, software, office equipment, furniture and fittings and other fixed assets

Notes to the Financial Statements

for the year ended 31 December 2008

In $ millions	Investment property (1)	The Group Non-investment property Owner-occupied property (2)	Other fixed assets[(a)] (3)	Subtotal of non-investment property (4)=(2+3)	Total (5)=(1+4)
2007					
Cost					
Balance at 1 January	341	1,063	700	1,763	2,104
Additions	–	6	190	196	196
Disposals	–	(53)	(212)	(265)	(265)
Write-off	–	(79)	–	(79)	(79)
Exchange differences	–	(39)	(16)	(55)	(55)
Balance at 31 December	341	898	662	1,560	1,901
Less: Accumulated depreciation					
Balance at 1 January	38	95	296	391	429
Depreciation charge	5	22	99	121	126
Disposals	–	(16)	(181)	(197)	(197)
Exchange differences	(1)	(5)	(10)	(15)	(16)
Balance at 31 December	42	96	204	300	342
Less: Allowances for impairment	–	25	–	25	25
Net book value at 31 December	299	777	458	1,235	1,534
Market value at 31 December	465	1,241	–	–	–

(a) Refers to computer hardware, software, office equipment, furniture and fittings and other fixed assets

Movements in allowances for impairment of properties during the year are as follows:

In $ millions	The Group 2008	2007
Balance at 1 January	**25**	194
Acquisition of new business	**46**	–
Charge/(Write-back) to income statement	**1**	(86)
Disposals	**–**	(1)
Write-off	**–**	(79)
Exchange and other movements	**–**	(3)
Balance at 31 December	**72**	25

28.1 The net book value of PWC Building, being property held both for the purpose of generating rental income and for owner occupancy, was $452 million as at 31 December 2008 (2007: $460 million). Its fair value was independently appraised at $628 million (2007: $706 million).

29 DEFERRED TAX ASSETS/LIABILITIES

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The deferred tax assets and liabilities are to be recovered and settled after one year and the following amounts, determined after appropriate offsetting, are shown in the balance sheet. The following amounts, determined after appropriate offsetting, are shown in the balance sheet:

In $ millions	The Group 2008	2007
Deferred tax assets	**171**	25
Deferred tax liabilities	**(45)**	(172)
Total	**126**	(147)

The movement in deferred tax (prior to offsetting of balances within the same tax jurisdiction) is as follows:

In $ millions	**The Group 2008**		
Deferred income tax assets	**Allowances for losses**	**Other temporary differences**	**Total**
Balance at 1 January	**87**	**51**	**138**
Credit to income statement	**11**	**11**	**22**
Balance at 31 December	**98**	**62**	**160**

Deferred income tax liabilities	**Accelerated tax depreciation**	**Available-for-sale investments**	**Other temporary differences**	**Total**
Balance at 1 January	**(118)**	**(165)**	**(2)**	**(285)**
(Charge)/Credit to income statement	**(6)**	**–**	**1**	**(5)**
Charge to equity	**–**	**256**	**–**	**256**
Balance at 31 December	**(124)**	**91**	**(1)**	**(34)**

In $ millions	**The Group 2007**		
Deferred income tax assets	**Allowances for losses**	**Other temporary differences**	**Total**
Balance at 1 January	78	30	108
Credit to income statement	9	21	30
Balance at 31 December	87	51	138

Deferred income tax liabilities	**Accelerated tax depreciation**	**Available-for-sale investments**	**Other temporary differences**	**Total**
Balance at 1 January	(121)	(104)	–	(225)
Credit/(Charge) to income statement	3	–	(2)	1
Charge to equity	–	(61)	–	(61)
Balance at 31 December	(118)	(165)	(2)	(285)

Notes to the Financial Statements

for the year ended 31 December 2008

30 OTHER ASSETS

In $ millions	The Group 2008	2007
Accrued interest receivable	**1,019**	1,180
Deposits and prepayments	**134**	272
Clients' monies receivable from securities business	**316**	774
Sundry debtors and others	**4,620**	3,411
Total	**6,089**	5,637

31 DUE TO NON-BANK CUSTOMERS

In $ millions	The Group 2008	2007
Analysed by currency		
Singapore dollar	**89,331**	79,023
US dollar	**26,858**	25,028
Hong Kong dollar	**23,052**	24,511
Others	**24,118**	16,178
Total	**163,359**	144,740
Analysed by product		
Savings accounts	**70,369**	51,278
Current accounts	**20,730**	16,144
Fixed deposits	**70,580**	74,520
Other deposits	**1,680**	2,798
Total	**163,359**	144,740

32 FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

In $ millions	The Group 2008	2007
Trading		
Other debt securities in issue (Note 32.1)	**1,779**	2,588
Due to non-bank customers		
– structured investments	**4,405**	5,725
– others	**1,305**	1,138
Payable in respect of short sale of securities	**1,330**	4,157
Other financial liabilities	**550**	1,017
Sub-total	**9,369**	14,625
Fair value designated[(a)]		
Due to non-bank customers		
– structured investments	**790**	1,341
Other debt securities in issue (Note 32.2)	**1,123**	2,276
Sub-total	**1,913**	3,617
Total	**11,282**	18,242

(a) Changes in fair value arising from changes in credit risks are determined as the amount of change in fair value that is not attributable to changes in market conditions that give rise to market risk. Changes in market conditions that give rise to market risk include changes in benchmark interest rate, foreign exchange rate or index of prices or rates. Change in fair value arising from change in credit risks is not significant. Unrealised gain for the fair value designated liabilities amount to $628 million at 31 December 2008 (2007: $119 million)

32.1 Other debt securities in issue (Trading)

Details of other debt securities issued and outstanding at 31 December 2008 are as follows:

In $ millions Type	Issue Date	Maturity Date	The Group 2008	2007
Issued by the Bank				
Equity linked notes	10 May 2004 to 30 Dec 2008	2 Jan 2009 to 21 May 2014	**467**	845
Credit linked notes	7 Apr 2003 to 31 Dec 2008	23 Feb 2009 to 20 Jun 2016	**1,075**	1,192
Interest linked notes	13 Jan 2004 to 31 Dec 2008	9 Dec 2010 to 3 Dec 2019	**211**	531
Exchange linked notes	2 Jul 2008 to 3 Oct 2008	5 Jan 2009 to 9 Sep 2009	**26**	20
Total			**1,779**	2,588
Due within 1 year			**485**	628
Due after 1 year			**1,294**	1,960
Total			**1,779**	2,588

32.2 Other debt securities in issue (Fair value designated)

In $ millions	The Group 2008	The Group 2007
Negotiable certificates of deposit	**56**	80
Other debt securities	**1,067**	2,196
Total	**1,123**	2,276
Due within 1 year	**795**	763
Due after 1 year	**328**	1,513
Total	**1,123**	2,276

Details of negotiable certificate of deposits issued and outstanding at 31 December 2008 are as follows:

In $ millions Face Value	Interest Rate and Repayment Terms	Issue Date	Maturity Date	The Group 2008	The Group 2007
Issued by other subsidiaries					
HK$300m	3-mth HIBOR* +0.01%, payable quarterly	21 Jan 2005	21 Jan 2009	**56**	75
US$3m	3-mth LIBOR**, payable quarterly	30 Mar 2005	7 Apr 2008	**–**	5
Total				**56**	80

** HIBOR: Hong Kong Interbank Offer Rate*
***LIBOR: London Interbank Offer Rate*

Details of other debt securities issued and outstanding at 31 December 2008 are as follows:

In $ millions Type	Issue Date	Maturity Date	The Group 2008	The Group 2007
Issued by the Bank				
Credit linked notes	29 Jun 2005 to 22 Dec 2008	16 Jan 2009 to 18 Apr 2013	**758**	884
Issued by other subsidiaries				
Equity linked notes	10 Nov 2006	10 Nov 2009 to 10 Nov 2011	**50**	46
Credit linked notes	26 Jan 2004 to 5 Sep 2007	26 Jan 2009 to 5 Sep 2014	**259**	1,229
Secured asset-backed medium term notes (Note (a))	30 Nov 2001	25 Apr 2008	**–**	37
Total			**1,067**	2,196

(a) The notes issued by New Heights Investment Limited were redeemed at a fixed interest rate on maturity and there was no occurrence of a credit event. The notes were secured on deposits equivalent to the issue price, a series of credit default swaps whereby the issuer sold credit protection, and cross currency swaps. The notes expired in 2008.

Notes to the Financial Statements

for the year ended 31 December 2008

33 OTHER LIABILITIES

In $ millions	The Group 2008	2007
Sundry creditors	**3,254**	3,738
Cash collaterals received in respect of derivative portfolios	**830**	567
Interest payable	**487**	631
Loss allowances for off-balance sheet credit exposures	**177**	132
Clients' monies payable in respect of securities business	**297**	629
Other payable[(a)]	**829**	1,284
Total	**5,874**	6,981

(a) 2008 includes provision of approximately $70 million less amounts paid for potential compensation to certain customers who had bought structured investment products from the Group

The table below shows the movements in loss allowances for off-balance sheet credit exposures during the year for the Group:

In $ millions	Balance at 1 January	Charge to income statement	Write-off during the year	Exchange and other movements	Balance at 31 December
2008					
Contingent liabilities and commitments	**132**	**46**	**–**	**(1)**	**177**
2007					
Contingent liabilities and commitments	126	6	–	–	132

The industry breakdown of allowances of off-balance sheet credit exposures during the year are as follows:

In $ millions	Balance at 1 January	Charge to income statement	2008 Write-off during the year	Exchange and other movements	Balance at 31 December
Off-balance sheet credit exposures					
Manufacturing	**27**	**4**	**–**	**–**	**31**
Building and construction	**8**	**4**	**–**	**–**	**12**
Housing loans	**1**	**–**	**–**	**–**	**1**
General commerce	**19**	**7**	**–**	**–**	**26**
Transportation, storage and communications	**9**	**3**	**–**	**–**	**12**
Financial institutions, investment and holding companies	**36**	**9**	**–**	**–**	**45**
Professionals and private individuals (except housing loans)	**9**	**12**	**–**	**–**	**21**
Others	**23**	**7**	**–**	**(1)**	**29**
Total	**132**	**46**	**–**	**(1)**	**177**

	2007				
In $ millions	Balance at 1 January	Charge/ (Write-back) to income statement	Write-off during the year	Exchange and other movements	Balance at 31 December
Off-balance sheet credit exposures					
Manufacturing	22	5	–	–	27
Building and construction	7	1	–	–	8
Housing loans	1	–	–	–	1
General commerce	22	(3)	–	–	19
Transportation, storage and communications	11	(2)	–	–	9
Financial institutions, investment and holding companies	32	4	–	–	36
Professionals and private individuals (except housing loans)	9	–	–	–	9
Others	22	1	–	–	23
Total	126	6	–	–	132

34 OTHER DEBT SECURITIES IN ISSUE

	The Group	
In $ millions	2008	2007
Negotiable certificates of deposit	**336**	216
Other debt securities	**302**	983
Total	**638**	1,199
Due within 1 year	**263**	960
Due after 1 year	**375**	239
Total	**638**	1,199

Details of negotiable certificates of deposit issued and outstanding at 31 December 2008 are as follows:

In $ millions				The Group	
Face Value	Interest Rate and Repayment Terms	Issue Date	Maturity Date	2008	2007
Issued by the Bank					
TWD2,100m	2.20% to 2.23%, payable on maturity	29 Oct 2007 to 4 Dec 2007	29 Jan 2008 to 11 Mar 2008	–	93
INR250m	8.15%, payable on maturity	28 Sep 2007	31 Jan 2008	–	9
Issued by other subsidiaries					
HK$777m	3.48% to 4.22%, payable quarterly	22 Aug 2008 to 17 Oct 2008	23 Aug 2013 to 17 Oct 2018	**151**	65
HK$940m	2.59% to 4.20%, payable yearly	9 Mar 2006 to 12 Sep 2008	9 Mar 2009 to 28 Aug 2018	**185**	49
Total				**336**	216

Notes to the Financial Statements

for the year ended 31 December 2008

Details of other debt securities issued and outstanding at 31 December 2008 are as follows:

In $ millions				The Group	
Face Value	**Interest Rate and Repayment Terms**	**Issue Date**	**Maturity Date**	**2008**	**2007**
Issued by the Bank					
TWD630m	2.50%, payable half-yearly	29 Apr 2004	29 Oct 2009	**28**	–
Type					
Issued by the Bank					
Stapled notes with non-voting redeemable preference shares and fixed rate notes (Note (a))		11 Dec 2007	12 Dec 2008	**–**	636
Issued by other subsidiaries/joint ventures					
Equity linked notes		29 Nov 2007 to 20 Dec 2007	7 Jan 2008 to 22 Jan 2008	**–**	1
Redeemable non-convertible debentures (Note (b))					
– Fixed rate at 8.65% to 13.00%		25 Apr 2006 to 12 Sep 2008	19 Jan 2009 to 21 Nov 2018	**266**	243
– Floating rate at INBMK* +0.50% to +1.30%		3 Mar 2005 to 31 Jul 2006	3 Mar 2008 to 31 Jul 2009	**–**	23
– Floating rate at MIBOR** +2.18%		18 Jul 2006 to 19 Jul 2006	17 Jul 2009 to 20 Jul 2009	**8**	80
Total				**302**	983

* *INBMK: Indian Benchmark*
** *MIBOR: Mumbai Interbank Offer Rate*

(a) The notes issued by the Bank consist of non-voting redeemable preference shares and fixed rate notes which are issued and stapled together. The notes expired in 2008.

(b) The notes were issued by Cholamandalam DBS Finance Limited, a joint venture. The medium-term debentures amounting to INR24.7 billion (2007: INR25.2 billion) are secured on a pari passu by way of specific charge on assets under hypothecation, hire-purchase assets and immovable property.

35 SUBORDINATED TERM DEBTS

Subordinated term debts issued by subsidiaries of the Group are classified as liabilities in accordance with FRS 32. Certain of these instruments qualify as Tier 2 capital for capital adequacy purposes. These subordinated term debts are junior long-term debts that have a lower priority claim on the Group's assets in the case of a default or liquidation.

In $ millions				The Group	
Face Value		Issue Date	Maturity Date	2008	2007
Issued by the Bank					
US$750m	7.88% Subordinated Notes (Note 35.1)	10 Aug 1999	10 Aug 2009	**1,099**	1,120
US$500m	7.88% Subordinated Notes (Note 35.2)	15 Apr 2000	15 Apr 2010	**766**	767
US$850m	7.13% Subordinated Notes (Note 35.3)	15 May 2001	15 May 2011	**1,340**	1,292
US$750m	5.00% Subordinated Notes callable with step-up in 2014 (Note 35.4)	1 Oct 2004	15 Nov 2019	**1,144**	1,075
US$900m	Floating Rate Subordinated Notes callable with step-up in 2016 (Note 35.5)	16 Jun 2006	15 Jul 2021	**1,293**	1,298
S$500m	4.47% Subordinated Notes callable with step-up in 2016 (Note 35.6)	11 Jul 2006	15 Jul 2021	**500**	500
US$500m	5.13% Subordinated Notes callable with step-up in 2012 (Note 35.7)	15 May 2007	16 May 2017	**788**	739
US$1,500m	Floating Rate Subordinated Notes callable with step-up in 2012 (Note 35.8)	15 May 2007	16 May 2017	**2,155**	2,163
Total				**9,085**	8,954
Due within 1 year				**1,099**	–
Due after 1 year				**7,986**	8,954
Total				**9,085**	8,954

35.1 Interest is payable semi-annually on 10 February and 10 August commencing 10 February 2000. Part of the fixed rate funding has been converted to floating rate at three-month LIBOR + 1.05% via interest rate swaps. In computing the Group's capital adequacy ratio, these notes qualify as Tier 2 capital, the eligible amount being dependent on regulatory amortisation rules.

35.2 Interest is payable semi-annually on 15 April and 15 October commencing 15 October 2000. The fixed rate funding has been converted to floating rate at six-month LIBOR + 0.96% via interest rate swaps. In computing the Group's capital adequacy ratio, these notes qualify as Tier 2 capital, the eligible amount being dependent on regulatory amortisation rules.

35.3 Interest is payable semi-annually on 15 May and 15 November commencing 15 November 2001. The fixed rate funding has been converted to floating rate at three-month LIBOR + 1.25% via interest rate swaps. In computing the Group's capital adequacy ratio, these notes qualify as Tier 2 capital, the eligible amount being dependent on regulatory amortisation rules.

35.4 Interest is payable semi-annually on 15 May and 15 November commencing 15 May 2005. Part of the fixed rate funding has been converted to floating rate at three-month LIBOR + 0.61% via interest rate swaps. If the notes are not called at the tenth year, the interest rate steps up and will be reset at six-month LIBOR + 1.61% on the call date. In computing the Group's capital adequacy ratio, these notes qualify as Tier 2 capital.

35.5 Interest is payable quarterly on 15 January, 15 April, 15 July and 15 October commencing 15 October 2006. Interest on the notes will be paid initially at three-month LIBOR + 0.61%. If the notes are not called at the tenth year, the interest rate steps up and will be set at three-month LIBOR + 1.61% on the call date. In computing the Group's capital adequacy ratio, these notes qualify as Tier 2 capital.

35.6 Interest is payable semi-annually on 15 January and 15 July commencing 15 January 2007. If the notes are not called at the tenth year, the interest rate steps up and will be reset at a floating rate per annum equal to six-month Singapore Swap Offer Rate + 1.58% on the call date. In computing the Group's capital adequacy ratio, these notes qualify as Tier 2 capital.

35.7 Interest is payable semi-annually on 16 May and 16 November commencing 16 November 2007. The fixed rate funding has been converted to floating rate at three-month LIBOR + 0.22% via interest rate swaps. If the notes are not called at the fifth year, the interest rate steps up and will be set at three-month LIBOR + 1.22% on the call date. In computing the Group's capital adequacy ratio, these notes qualify as Tier 2 capital.

Notes to the Financial Statements

for the year ended 31 December 2008

35.8 Interest is payable quarterly on 16 February, 16 May, 16 August and 16 November commencing 16 August 2007. Interest on the notes will be paid initially at three-month LIBOR + 0.22%. If the notes are not called at the fifth year, the interest rate steps up and will be set at three-month LIBOR + 1.22% on the call date. In computing the Group's capital adequacy ratio, these notes qualify as Tier 2 capital.

36 SHARE CAPITAL AND TREASURY SHARES

During the financial year, pursuant to the DBSH Share Option Plan, the Company issued 3,173,596 (2007: 6,951,829) ordinary shares, fully paid in cash upon the exercise of the options granted. The newly issued shares rank pari passu in all respects with the previously issued shares. The movements in number of ordinary shares and Convertible Preference Shares (CPS) are as follows:

Share Capital	**The Company**	
Number of shares (millions)	**2008**	**2007**
Balance at 1 January	**1,584**	1,577
Exercise of share options	**3**	7
Balance at 31 December	**1,587**	1,584
The balance includes the following:		
1,520,960,458 (2007: 1,517,786,862) ordinary shares	**1,521**	1,518
120,436 (2007: 120,436) non-voting CPS	**#**	#
66,475,374 (2007: 66,475,374) non-voting redeemable CPS	**66**	66
Total	**1,587**	1,584

 # Amount under $500,000

The non-voting CPS and non-voting redeemable CPS enjoy the same dividend rate paid on ordinary shares except that the dividend payable is subject to maximum of $0.30 per annum.

On 30 January 2009, the Group issued 760,480,229 rights shares on the basis of one rights share for every two ordinary shares held on 31 December 2008. Refer to Note 53 on subsequent events for details of the rights issue.

Movements in carrying amount of share capital and treasury shares are as follows:

	The Group	
In $ millions	**Issued share capital**	**Treasury shares**
Balance at 1 January 2008	**4,164**	**(102)**
Exercise of share options	**45**	**–**
Share buy-back during the year	**–**	**(52)**
Reclassification of reserves upon exercise of share options	**6**	**–**
Balance at 31 December 2008	**4,215**	**(154)**
Balance at 1 January 2007	4,042	(111)
Exercise of share options	106	–
Share buy-back during the year	–	(27)
Draw-down of reserves upon vesting of performance shares	–	36
Reclassification of reserves upon exercise of share options	16	–
Balance at 31 December 2007	4,164	(102)

As at 31 December 2008, the number of treasury shares held by the Group is 8,112,401 (2007: 4,933,401), which is 0.51% (2007: 0.33%) of the total number of issued shares excluding treasury shares.

Movements in the number of treasury shares are as follows:

Number of shares	The Company 2008	2007
Balance at 1 January	**4,933,401**	5,285,596
Vesting of performance shares	–	(1,752,195)
Share buy-back during the year	**3,179,000**	1,400,000
Balance at 31 December	**8,112,401**	4,933,401

37 OTHER RESERVES AND REVENUE RESERVES

37.1 Other reserves

In $ millions	Group 2008	2007	Company 2008	2007
Available-for-sale revaluation reserves	**(388)**	901	**–**	–
General reserves	**2,453**	2,453	**–**	–
Capital reserves	**(103)**	(12)	**–**	–
Share option and share plan reserves	**89**	67	**89**	37
Others	**4,271**	4,271	**–**	–
Total	**6,322**	7,680	**89**	37

Movements in other reserves during the year are as follows:

In $ millions	The Group Available-for-sale revaluation reserves	General reserves[(a)]	Capital reserves[(b)]	Share option and share plan reserves	Other reserves[(c)]	Total
Balance at 1 January 2008	**901**	**2,453**	**(12)**	**67**	**4,271**	**7,680**
Net exchange translation adjustments	**–**	**–**	**(51)**	**–**	**–**	**(51)**
Share of associates' capital reserves	**–**	**–**	**(40)**	**–**	**–**	**(40)**
Cost of share-based payments	**–**	**–**	**–**	**28**	**–**	**28**
Reclassification of reserves upon exercise of share options	**–**	**–**	**–**	**(6)**	**–**	**(6)**
Available-for-sale:						
– net valuation taken to equity	**(1,217)**	**–**	**–**	**–**	**–**	**(1,217)**
– transferred to income statement due to impairment	**21**	**–**	**–**	**–**	**–**	**21**
– transferred to income statement on sale	**(349)**	**–**	**–**	**–**	**–**	**(349)**
– tax on items taken directly to or transferred from equity	**256**	**–**	**–**	**–**	**–**	**256**
Balance at 31 December 2008	**(388)**	**2,453**	**(103)**	**89**	**4,271**	**6,322**

(a) General reserves are maintained in accordance with the provisions of applicable laws and regulations. These reserves are non distributable unless otherwise approved by the relevant authorities. Under the Banking (Reserve Fund) (Transitional Provision) regulations 2007, which came into effect on 11 June 2007, the Bank may distribute or utilise its statutory reserves provided that the amount distributed or utilised for each financial year does not exceed 20% of the reserves as at 30 March 2007

(b) Capital reserves include net exchange translation adjustments arising from translation differences on net investments in foreign subsidiaries, joint ventures, associates and branches, and the related foreign currency borrowings designated as a hedge

(c) Other reserves relate to the share premium of the Bank prior to the restructuring of the Bank under a financial services holding company, DBSH, pursuant to a scheme of arrangement under Section 210 of the Singapore Companies Act on 26 June 1999

Notes to the Financial Statements

for the year ended 31 December 2008

In $ millions	The Group Available-for-sale revaluation reserves	General reserves[(a)]	Capital reserves[(b)]	Share option and share plan reserves	Other reserves[(c)]	Total
Balance at 1 January 2007	414	2,423	(11)	85	4,271	7,182
Appropriation from prior year's net profit	–	30	–	–	–	30
Net exchange translation adjustments	–	–	(38)	–	–	(38)
Share of associates' capital reserves	–	–	37	–	–	37
Cost of share-based payments	–	–	–	34	–	34
Draw-down of reserves upon vesting of performance shares	–	–	–	(36)	–	(36)
Reclassification of reserves upon exercise of share options	–	–	–	(16)	–	(16)
Available-for-sale:						
– net valuation taken to equity	940	–	–	–	–	940
– transferred to income statement on sale	(392)	–	–	–	–	(392)
– tax on items taken directly to or transferred from equity	(61)	–	–	–	–	(61)
Balance at 31 December 2007	901	2,453	(12)	67	4,271	7,680

In $ millions	The Company Share option and share plan reserves
Balance at 1 January 2008	**37**
Cost of share-based payments	**58**
Reclassification of reserves upon exercise of share options	**(6)**
Balance at 31 December 2008	**89**
Balance at 1 January 2007	53
Cost of share-based payments	#
Reclassification of reserves upon exercise of share options	(16)
Balance at 31 December 2007	37

\# *Amount under $500,000*

(a) *General reserves are maintained in accordance with the provisions of applicable laws and regulations. These reserves are non distributable unless otherwise approved by the relevant authorities. Under the Banking (Reserve Fund) (Transitional Provision) regulations 2007, which came into effect on 11 June 2007, the Bank may distribute or utilise its statutory reserves provided that the amount distributed or utilised for each financial year does not exceed 20% of the reserves as at 30 March 2007*

(b) *Capital reserves include net exchange translation adjustments arising from translation differences on net investments in foreign subsidiaries, joint ventures, associates and branches, and the related foreign currency borrowings designated as a hedge*

(c) *Other reserves relate to the share premium of the Bank prior to the restructuring of the Bank under a financial services holding company, DBSH, pursuant to a scheme of arrangement under Section 210 of the Singapore Companies Act on 26 June 1999*

37.2 Revenue reserves

In $ millions	The Group 2008	2007
Balance at 1 January	**8,739**	7,562
Net profit attributable to shareholders	**1,929**	2,278
Transfer to general reserves[(a)]	**–**	(30)
Amount available for distribution	**10,668**	9,810
Less: Final dividend on ordinary shares of $0.20 (one-tier tax-exempt) paid for the previous financial year (2007: $0.20 net of tax)	**302**	248
Special dividend on ordinary shares of $0.05 net of tax paid for the previous financial year	**–**	62
Interim dividends on ordinary shares of $0.60 (one-tier tax-exempt) paid for the current financial year (2007 : $0.60 net of tax)	**910**	745
Interim dividends on non-voting CPS and non-voting redeemable CPS of $0.30 (one-tier tax-exempt) paid for the current financial year (2007: $0.30 net of tax)	**20**	16
Balance at 31 December	**9,436**	8,739

(a) Includes appropriation from prior year's net profit

37.3 Proposed dividend

Proposed final one-tier tax exempt dividends on ordinary shares of $0.14 per share are not accounted for in the financial statements for the year ended 31 December 2008 until they are approved at the Annual General Meeting on 8 April 2009.

38 MINORITY INTERESTS

In $ millions	The Group 2008	2007
Preference shares issued by the Bank (Note 38.1)	**1,100**	1,100
Preference shares issued by DBS Capital Funding Corporation (Note 38.2)	**1,121**	1,125
Preference shares issued by DBS Capital Funding II Corporation (Note 38.3)	**1,500**	–
Other subsidiaries	**463**	452
Total	**4,184**	2,677

38.1 $1,100 million 6% non-cumulative non-convertible perpetual preference shares and a liquidation preference of $100 each, was issued on 28 May 2001 by the Bank, a subsidiary of the Company, to third parties. They qualify as Tier 1 capital for the calculation of the Group's capital adequacy ratios. Dividends, if declared by the Board of Directors of the Bank, are payable semi-annually on 15 May and 15 November at a fixed rate of 6% of the liquidation preference per annum, ending on or prior to 15 May 2011, and thereafter on 15 February, 15 May, 15 August and 15 November in each year at a floating rate per annum equal to the three-month Singapore Swap Offer Rate + 2.28%.

38.2 US$725 million 7.66% non-cumulative guaranteed preference shares, Series A, each with a liquidation preference of US$1,000 and $100 million 5.35% non-cumulative guaranteed preference shares, Series B, each with a liquidation preference of $10,000 were issued on 21 March 2001 by DBS Capital Funding Corporation, a subsidiary of the Bank. Dividends, when declared by the Board of Directors of DBS Capital Funding Corporation, are payable in arrears on 15 March and 15 September each year at a fixed rate of 7.66% per annum (Series A) and 5.35% per annum (Series B), up to 15 March 2011. Thereafter, dividends are payable quarterly in arrears on 15 March, 15 June, 15 September and 15 December each year at a floating rate of three-month LIBOR + 3.20% per annum (Series A) and three-month Singapore Swap Offer Rate + 2.52% per annum (Series B). In computing the Group's capital adequacy ratio, these guaranteed preference shares qualify as Tier 1 capital.

38.3 $1,500 million 5.75% non-cumulative non-convertible non-voting guaranteed preference shares, with a liquidation preference of $250,000 was issued on 27 May 2008 by DBS Capital Funding II Corporation, a subsidiary of the Bank. Dividends, when declared by the Board of Directors of DBS Capital Funding II Corporation, are payable in arrears on 15 June and 15 December each year at a fixed rate of 5.75% per annum up to 15 June 2018. Thereafter, dividends are payable quarterly in arrears on 15 March, 15 June, 15 September and 15 December each year at a floating rate of three-month Singapore Swap Offer Rate + 3.415% per annum. In computing the Group's capital adequacy ratio, these guaranteed preference shares qualify as Tier 1 capital.

Notes to the Financial Statements

for the year ended 31 December 2008

39 CONTINGENT LIABILITIES AND COMMITMENTS

The Group conducts business involving guarantees, performance bonds and indemnities. The majority of these facilities are offset by corresponding obligations of third parties.

Guarantees and performance bonds are generally written by the Group to support the performance of a customer to third parties. As the Group will only be required to meet these obligations in the event of the customer's default, the cash requirements of these instruments are expected to be considerably below their nominal amount.

Endorsements are residual liabilities of the Group in respect of bills of exchange, which have been paid and subsequently rediscounted.

In $ millions	The Group 2008	2007
Guarantees on account of customers	**9,445**	8,455
Endorsements and other obligations on account of customers		
– Letters of credit	**4,644**	4,770
– Others	**1,281**	1,366
Other contingent items (Note 39.2)	**50**	65
Undrawn loan commitments[(a)]	**75,993**	91,182
Undisbursed commitments in securities	**88**	132
Sub-total	**91,501**	105,970
Operating lease commitments (Note 39.3)	**1,075**	907
Capital commitments	**80**	84
Total	**92,656**	106,961
Analysed by industry (except for operating lease commitments and capital commitments)		
Manufacturing	**14,272**	15,454
Building and construction	**6,379**	7,465
Housing loans	**2,503**	2,633
General commerce	**13,177**	12,071
Transportation, storage and communications	**5,342**	8,176
Financial institutions, investment and holding companies	**17,175**	26,957
Professionals and private individuals (except housing loans)	**16,270**	17,813
Others	**16,383**	15,401
Total	**91,501**	105,970

(a) Undrawn loan commitments are recognised at activation stage in 2008 and approval stage in 2007. These include commitments which are unconditionally cancellable by the Group

39.1 The Bank, a wholly-owned subsidiary of the Company, has existing outsourcing agreements for the provision of information technology and related support to the Group's operations in Singapore, Hong Kong and China. There are various termination clauses in the agreements that could require the Group to pay termination fees on early termination of the contract or part thereof. The termination fees are stipulated in the agreements and are determined based on the year when the agreements or part thereof are terminated.

39.2 Included in "Other contingent items" at 31 December 2008, is an amount of $50 million (2007: $65 million), representing the termination fee payable by the Bank should a distribution agreement be terminated prematurely prior to December 2011.

39.3 The Group has existing significant operating lease commitments for the leasing of office premises in DBS Towers One and Two, Changi Business Park and Marina Bay Financial Centre in Singapore; and One Island East in Hong Kong. This include lease commitments for which the payments will be determined in the future based on the prevailing market rates in accordance with the lease agreements, of which the related amounts have not been included.

40 FINANCIAL DERIVATIVES

Financial derivatives are financial instruments whose characteristics are derived from the underlying assets, or from interest and exchange rates or indices. These include forwards, swaps, futures and options. The following sections outline the nature and terms of the most common types of derivatives used by the Group.

Interest rate contracts

Forward rate agreements give the buyer the ability to determine the underlying rate of interest for a specified period commencing on a specified future date (the settlement date). There is no exchange of principal and settlement is effected on the settlement date. The settlement amount is the difference between the contracted rate and the market rate prevailing on the settlement date.

Interest rate swaps involve the exchange of interest obligations with a counterparty for a specified period without exchanging the underlying (or notional) principal.

Interest rate futures are exchange-traded agreements to buy or sell a standard amount of a specified fixed income security or time deposit at an agreed interest rate on a standard future date.

Interest rate options give the buyer on payment of a premium the right, but not the obligation, to fix the rate of interest on a future deposit or loan, for a specified period and commencing on a specified future date.

Interest rate caps and floors give the buyer the ability to fix the maximum or minimum rate of interest. There is no facility to deposit or draw down funds, instead the writer pays to the buyer the amount by which the market rate exceeds or is less than the cap rate or the floor rate respectively. A combination of an interest rate cap and floor is known as an interest rate collar.

Exchange rate contracts
Forward foreign exchange contracts are agreements to buy or sell fixed amounts of currency at agreed rates of exchange on a specified future date.

Cross currency swaps are agreements to exchange, and on termination of the swap, re-exchange principal amounts denominated in different currencies. Cross currency swaps may involve the exchange of interest payments in one specified currency for interest payments in another specified currency for a specified period.

Currency options give the buyer, on payment of a premium, the right but not the obligation, to buy or sell specified amounts of currency at agreed rates of exchange on or before a specified future date.

Equity-related contracts
Equity options provide the buyer, on payment of a premium, the right but not the obligation, either to purchase or sell a specified stock or stock index at a specified price or level on or before a specified date.

Equity swaps involve the exchange of a set of payments whereby one of these payments is based on an equity-linked return while the other is typically based on interest reference rate.

Credit-related contracts
Credit default swaps involve the transfer of credit risk of a reference asset from the protection buyer to the protection seller. The protection buyer makes one or more payments to the seller in exchange for an undertaking by the seller to make a payment to the buyer upon a predefined credit event.

Commodity-related contracts
Commodity contracts are agreements between two parties to exchange cash flows which are dependent on the price of the underlying physical assets.

Commodity options give the buyer the right, but not the obligation, to buy or sell a specific amount of commodity at an agreed contract price on or before a specified date.

40.1 Trading derivatives
Most of the Group's derivatives relate to sales and trading activities. Sale activities include the structuring and marketing of derivatives to customers to enable them to take, transfer, modify or reduce current or expected risks. Trading activities are entered into principally for the purpose of generating a profit from short-term fluctuations in price or dealer's margin. Trading includes market making, positioning and arbitraging activities. Market making involves quoting bid and offer prices to other market participants with the intention of generating revenues based on spread and volume. Positioning involves managing market risk positions with the expectation of profiting from favourable movements in prices, rates or indices. Arbitraging involves identifying and profiting from price differentials of the same product in different markets or the same economic factor in different products.

40.2 Hedging derivatives
The accounting treatment of the hedge derivative transactions varies according to the nature of the hedge and whether the hedge meets the specified criteria to qualify for hedge accounting. Derivatives transacted as economic hedges but do not qualify for hedge accounting are treated in the same way as derivative instruments used for trading purposes.

The Group's fair value hedges consist principally of interest rate swaps used for managing interest rate gaps.

For the year ended 31 December 2008, the gain on the hedging instruments was $167 million (2007: gain of $41 million). The total loss on hedged items attributable to the hedged risk amounted to $166 million (2007: loss of $44 million). The ineffectiveness arising from hedges of net investments in foreign operations is insignificant.

Notes to the Financial Statements

for the year ended 31 December 2008

The following table summarises the contractual or underlying principal amounts of derivative financial instruments held or issued for trading and hedging purposes. The notional or contractual amounts of these instruments reflect the volume of transactions outstanding at balance sheet date, and do not represent amounts at risk.

In the financial statements, trading derivative financial instruments are revalued on a gross position basis and the unrealised gains or losses are reflected as assets (Positive replacement values for financial derivatives) or liabilities (Negative replacement values for financial derivatives). Derivative assets and liabilities arising from different transactions are only offset if the transactions are done with the same counterparty, a legal right of offset exists, and the parties intend to settle the cash flows on a net basis. There was no offset of derivative assets and liabilities in 2008 and 2007.

	2008			2007		
In $ millions	Underlying notional	Year-end positive replacement values	Year-end negative replacement values	Underlying notional	Year-end positive replacement values	Year-end negative replacement values
Derivatives held for trading						
Interest rate derivatives						
Forward rate agreements bought	**1,989**	**1**	**7**	2,858	–	3
Forward rate agreements sold	**2,942**	**11**	**–**	4,705	4	–
Interest rate swaps	**853,126**	**13,797**	**14,238**	863,065	5,560	5,411
Financial futures bought	**19,880**	**34**	**1**	19,459	11	3
Financial futures sold	**7,800**	**–**	**21**	20,316	4	9
Interest rate options bought	**2,495**	**65**	**–**	2,986	41	–
Interest rate options sold	**2,946**	**–**	**75**	7,055	–	67
Interest rate futures options bought	**862**	**3**	**–**	1,730	2	–
Interest rate futures options sold	**804**	**–**	**1**	996	–	3
Interest rate caps/floors bought	**11,361**	**120**	**–**	10,180	62	–
Interest rate caps/floors sold	**13,282**	**–**	**150**	15,968	–	108
Sub-total	**917,487**	**14,031**	**14,493**	949,318	5,684	5,604
Foreign exchange (FX) derivatives						
FX contracts	**440,029**	**8,987**	**8,092**	460,467	2,602	2,475
Currency swaps	**75,384**	**1,905**	**1,847**	58,937	1,829	1,432
Currency options bought	**69,010**	**2,111**	**–**	100,613	1,082	–
Currency options sold	**70,770**	**–**	**1,749**	100,494	–	1,056
FX futures bought	**102**	**1**	**–**	–	–	–
Sub-total	**655,295**	**13,004**	**11,688**	720,511	5,513	4,963
Equity derivatives						
Equity options bought	**2,145**	**145**	**4**	5,765	376	12
Equity options sold	**1,544**	**–**	**110**	5,256	1	316
Equity swaps	**2,744**	**81**	**180**	2,406	82	232
Sub-total	**6,433**	**226**	**294**	13,427	459	560
Credit derivatives						
Credit default swaps and others	**112,685**	**4,603**	**5,008**	117,205	1,089	1,318
Sub-total	**112,685**	**4,603**	**5,008**	117,205	1,089	1,318
Commodity derivatives						
Commodity contracts	**186**	**1**	**4**	934	33	43
Commodity options bought	**113**	**11**	**–**	1,642	128	–
Commodity options sold	**128**	**–**	**7**	2,011	–	175
Sub-total	**427**	**12**	**11**	4,587	161	218
Total derivatives held for trading	**1,692,327**	**31,876**	**31,494**	1,805,048	12,906	12,663

In $ millions	2008 Underlying notional	2008 Year-end positive replacement values	2008 Year-end negative replacement values	2007 Underlying notional	2007 Year-end positive replacement values	2007 Year-end negative replacement values
Derivatives held for hedging						
Interest rate swaps held for fair value hedge	**6,883**	**369**	**319**	6,372	177	78
FX contracts held for fair value hedge	**566**	**37**	**9**	508	2	8
FX contracts held for hedge of net investment	**1,878**	**46**	**70**	1,430	34	15
Currency swaps held for hedge of net investment	**3,063**	**–**	**26**	2,649	–	27
Total derivatives held for hedging	**12,390**	**452**	**424**	10,959	213	128
Total derivatives	**1,704,717**	**32,328**	**31,918**	1,816,007	13,119	12,791

The contractual or underlying principal amounts of derivative financial instruments of bank and non-bank counterparties amounted to $1,456 billion (2007: $1,441 billion) and $248 billion (2007: $374 billion) respectively. These positions are mainly booked in Singapore. For purpose of managing its credit exposures, the Group maintains collateral agreements and enters into master netting agreements with most of these counterparties.

41 CASH AND CASH EQUIVALENTS

In $ millions	The Group 2008	The Group 2007(a)
Cash on hand (Note 17)	**1,040**	1,007
Non-restricted balances with central banks (Note 17)	**11,638**	14,946
Total	**12,678**	15,953

(a) 2007 amount is restated to exclude $6,320 million trading government securities and treasury bills which are not readily convertible into cash

42 SHARE-BASED COMPENSATION PLANS

42.1 DBSH Share Ownership Scheme

The DBSH Share Ownership Scheme is a fund set up to hold units of the Company's ordinary shares. All employees with at least one year of service and who are not participating in the DBSH Share Option Plan or DBSH Share Plan are eligible.

Under the Scheme, participants and the Group contribute up to 10% and 5% of monthly base salary respectively to buy units of the Company's ordinary shares. Amounts contributed by the Group under the Scheme are recognised as employee benefits when paid.

	Ordinary shares Number 2008	Number 2007	Market value (In $ millions) 2008	Market value (In $ millions) 2007
Balance at 1 January	**2,993,829**	2,922,829	**62**	65
Balance at 31 December	**3,522,570**	2,993,829	**30**	62

42.2 DBSH Share Option Plan

Under the DBSH Share Option Plan (the Option Plan), options to subscribe for the Company's ordinary shares may be granted to Group executives who hold the rank of Vice President (or equivalent) and above and selected employees below the rank of Vice President (or equivalent).

The exercise price of the granted options is equal to the average of the last dealt prices for the Company's shares, as determined by reference to the daily official list published by the Singapore Exchange Securities Trading Ltd, for the three consecutive trading days immediately preceding the date of the grant.

These share options vest over a period in accordance with a vesting schedule determined by the Compensation and Management Development Committee (Committee), and are exercisable after the first anniversary of the date of the grant up to the date of expiration of the options.

During the current and previous financial years, there were no awards granted to eligible employees under the Option Plan.

Notes to the Financial Statements

for the year ended 31 December 2008

The following table sets out the movement of the unissued ordinary shares of the Company under outstanding options, the weighted average exercise prices and expiration dates.

	2008		2007	
	Unissued number of ordinary shares under outstanding options	**Weighted average exercise price ($)**	**Unissued number of ordinary shares under outstanding options**	**Weighted average exercise price ($)**
Balance at 1 January	**17,776,673**	**15.29**	25,014,807	15.21
Movements during the year:				
– Granted	**–**	**–**	–	–
– Exercised	**(3,173,596)**	**14.29**	(6,951,829)	15.01
– Forfeited	**(229,885)**	**18.09**	(286,305)	15.35
Balance at 31 December	**14,373,192**	**15.46**	17,776,673	15.29
Additional information:				
Outstanding options exercisable at 31 December	**14,373,192**	**15.46**	17,007,753	15.30
Weighted average remaining contractual life of options outstanding at 31 December	**3.4 years**		4.5 years	
Range of exercise price of options outstanding at 31 December	**$10.40 to $22.33**		$10.40 to $22.33	

In 2008, 3,173,596 options (2007: 6,951,829) were exercised at their contractual exercise prices. During the year, the weighted average market price of the Company's shares was $18.59 (2007: $21.88).

42.3 DBSH Share Plan

Under the DBSH Share Plan (the Share Plan), the Company's ordinary shares may be granted to Group executives who hold such rank as may be determined by the Committee appointed to administer the Share Plan from time to time. The awards could be performance-based and/or time-based.

Where performance-based awards are granted, participants are awarded shares of the Company, their equivalent cash value or a combination of both (at the discretion of the Committee), when prescribed Group performance targets are met over a three year performance period.

Time-based awards will only vest after the satisfactory completion of time-based service conditions. Where time-based awards are granted, participants are awarded shares of the Company, their equivalent cash value or a combination of both as part of their deferred bonus (at the discretion of the Committee).

For performance-based awards, the shares will vest three years after the date of grant following completion of the prescribed performance period, provided the prescribed performance targets are met. A time-based award comprises two elements, namely, the main award and the "kicker" award. The shares comprised in the "kicker" award constitute twenty percent of the shares comprised in the main award. Fifty percent of the shares comprised in the main award will vest two years after the date of grant. The remainder fifty percent of the shares comprised in the main award, together with the shares comprised in the "kicker" award, will vest three years after the date of grant. In the case of both performance-based awards and time-based awards, the fair value of the shares awarded are computed based on the market price of the ordinary shares at the time of the award and is amortised through the income statement over the vesting period. At each balance sheet date, the Group revises its estimates of the number of shares expected to vest based on non-market vesting conditions and the corresponding adjustments are made to the income statement and Share Plan reserves.

The following table sets out the movement of time-based awards granted in the current and previous financial years pursuant to the Share Plan and their fair values at grant date. No performance-based awards were granted in the current and previous financial years.

(Number of shares)	**2008 grant**	**2007 grant**
Balance at 1 January 2008	**Not applicable**	**2,028,322**
Granted in 2008	**2,464,268**	**Not applicable**
Forfeited in 2008	**(297,616)**	**(355,513)**
Balance at 31 December 2008	**2,166,652**	**1,672,809**
Fair value per share at grant date	**$18.17**	**$23.00**

Since the inception of the Share Plan, no awards have been cash-settled under the Share Plan.

42.4 DBSH Employee Share Plan

The DBSH Employee Share Plan (the ESP) caters to all employees of the Group who are not eligible to participate in the DBSH Share Option Plan, the DBSH Share Plan or other equivalent plans.

Under the ESP, eligible employees are awarded ordinary shares of the Company, their equivalent cash value or a combination of both (at the discretion of the Committee), when prescribed Group performance targets and/or time-based conditions are met. The ESP awards are granted at the absolute discretion of the Compensation and Management Development Committee.

During the current and previous financial years, no performance-based awards have been granted to eligible employees under the ESP.

Time-based awards were granted in the current and previous financial years. The time-based awards will only vest after the satisfactory completion of time-based service conditions. Under such awards, the shares will vest at fifty percent two years after the date of grant and the remainder fifty percent three years after the date of grant. The fair value of the shares awarded are computed based on the market price of the ordinary shares at the time of the award and is amortised through the income statement over the vesting period. At each balance sheet date, the Group revises its estimates of the number of shares expected to vest based on non-market vesting conditions and the corresponding adjustments are made to the income statement and Share Plan reserves.

The following table sets out the movement of time-based awards granted in the current and previous financial years pursuant to the ESP and their fair values at grant date.

(Number of shares)	2008 grant	2007 grant
Balance at 1 January 2008	**Not applicable**	**66,850**
Granted in 2008	**175,900**	**Not applicable**
Forfeited in 2008	**(12,500)**	**(9,150)**
Balance at 31 December 2008	**163,400**	**57,700**
Fair value per share at grant date	**$17.94**	**$23.00**

Since the inception of the ESP, no awards have been cash-settled under the ESP.

43 RELATED PARTY TRANSACTIONS

43.1 Transactions between the Company and its subsidiaries, including consolidated special purpose entities, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this Note.

43.2 During the financial year, the Group had banking transactions with related parties, consisting of associates, joint ventures, directors and key management personnel of the Group. These included the taking of deposits and extension of credit card and other loan facilities. These transactions were made in the ordinary course of business and carried out at arms-length commercial terms, and are not material.

In addition, directors and key management personnel received remuneration for services rendered during the financial year. Non-cash benefits including performance shares were also granted.

43.3 Total compensation paid to Company directors and key management personnel[(a)], as well as fees paid to Company directors and directors of subsidiaries are as follows:

	The Group	
In $ millions	2008	2007
Short-term benefits	**46**	54
Post-employment benefits	**#**	#
Share-based payments	**7**	8
Total	**53**	62
Comprise amount[(b)] paid to:		
– Company directors	**13**	17
– Directors of subsidiaries	**15**	14
– Key management personnel	**25**	31
Total	**53**	62
Fees of Company directors	**2**	2
Fees of subsidiaries' directors	**1**	#
Total compensation and fees	**56**	64

 # Amount under $500,000

(a) Refers to members of the Management Committee, excluding members who are also the Company directors, but including key personnel who has authority and responsibility in planning the activities and direction of Group

(b) Includes cash bonus based on amount accrued during the year, to be paid in the following year

43.4 Share options granted to key management personnel

No share options were granted to key management personnel (including management personnel who were Company directors) during the financial year. The outstanding number of share options granted to key management personnel at the end of the financial year was 1,330,570 (2007: 2,624,375).

43.5 Performance shares granted to key management personnel

During the financial year, 762,941 (2007: 713,594) awards in respect of the Company's ordinary shares were granted to key management personnel (including management personnel who were Company directors).

Notes to the Financial Statements

for the year ended 31 December 2008

44 FINANCIAL ASSETS AND LIABILITIES NOT CARRIED AT FAIR VALUE

For financial assets and liabilities not carried at fair value on the financial statements, the Group has ascertained that their fair values were not materially different from the carrying amounts at year-end. The basis of arriving at their fair values is as follows:

(a) Cash and balances with central banks and Due from banks

The estimated fair value of placements is based on the discounted cash flows using the prevailing money market interest rates for placements with similar credit risk and remaining maturity.

(b) Financial investments

The fair value has been estimated by reference to the net tangible asset backing of the investee. Unquoted equities of $172 million as at 31 December 2008 (2007: $160 million) were stated at cost less accumulated impairment losses because the fair values cannot be reliably estimated using valuation techniques supported by observable market data. The Group intends to dispose of such financial instruments through trade sale.

(c) Loans and advances to customers

The estimated fair value of loans and advances to customers is based on discounted cash flows using the relevant market interest rates and credit spread by product types.

(d) Due to banks and Due to non-bank customers

The estimated fair value of deposits with no stated maturity, which includes non-interest-bearing deposits, is the amount repayable on demand. The estimated fair value of fixed interest-bearing deposits and other borrowings is based on discounted cash flows using prevailing interest rates with similar remaining maturity.

(e) Other debt securities issued and bills payable

The fair value of other debt securities issued and bills payable approximates their carrying amounts.

(f) Subordinated term debts

The estimated fair value of subordinated term debts is based on a discounted cash flow model using a current yield curve appropriate for the remaining term to maturity.

45 RISK GOVERNANCE

Under the Group's risk governance framework, the Board of Directors, through the Board Risk Management Committee, oversees the establishment of robust enterprise-wide risk management policies and processes. Where necessary, the Group sets risk appetite limits to guide risk-taking.

Management is accountable to the Board for ensuring the effectiveness of risk management and adherence to risk appetite limits. To provide risk oversight, senior management risk committees are mandated to focus on specific risk areas. These oversight committees are the Business Support and Controls Committee, the Group Market Risk Committee, the Group Credit Risk Committee, the Group Asset and Liability Committee, the Group Operational Risk Committee and the Group Commitments and Conflicts Committee.

On a day-to-day basis, business units have primary responsibility for risk management. In partnership with the business units, independent control functions provide senior management with timely assessment of key risk exposures and the associated management responses. These units also recommend risk appetite and control limits for approval in line with the Group's risk governance framework.

46 CREDIT RISK

Credit risk is the risk of loss resulting from the failure of borrowers or counterparties to meet their debt or contractual obligations. Senior management sets the overall direction and policy for managing credit risk at the enterprise level. In so doing, it directs the risk appetite and underwriting activities for various countries, industries and counterparties taking into account factors such as prevailing business and economic conditions. The Core Credit Risk Policy and the accompanying supplemental policies set forth the principles by which the Group conducts its credit risk underwriting activities. The Group Credit Risk Committee serves as the executive forum for overseeing various aspects of credit risk taking including framework, limit management, policies, processes, methodologies and systems.

Exposure to credit risks arises from lending, sales and trading as well as derivative activities. Lending exposures are typically represented by the notional value or principal amount of on-balance sheet financial instruments. Financial guarantees and standby letters of credit, which represent undertakings that the Group will make payments in the event that a customer cannot meet its obligations to third parties, carry the same credit risk as loans even though they are of contingent nature. Documentary and commercial letters of credit, which are undertakings by the Group on behalf of a customer, are usually collateralised by the underlying shipments of goods to which they relate and therefore exhibit different risk characteristics from direct lending. Commitments to extend credit include unused portions of loan commitments, guarantees or letters of credit. The majority of unused commitments are contingent upon customers observing or meeting certain credit terms and conditions.

The credit exposure of derivative transactions is based on the positive mark-to-market value to the Group, which in general is only a fraction of the derivative contract or notional amount used to express the volume of instruments. This credit exposure, together with potential exposures from market movements, is managed as part of the overall lending limits to the counterparties. Credit exposures on these instruments are usually unsecured, except where the Group enters into collateralised margin transactions with counterparties. The Group currently uses the current exposure method for the purpose of providing capital for such counterparty exposures. Internally, the Group measures counterparty credit exposure using the mark-to-market exposure with an appropriate add-on for future potential exposures.

The risk management of the exposures is conducted through credit granting process which includes the assessment of repayment likelihood and the establishment of appropriate credit limits. The Group uses various internal and external risk rating systems (credit scorecards, customer risk grading and bureau score) to control the level of credit risk accepted by the Group. Business units and credit approvers have the responsibility to ensure that credits are properly assessed and classified. Business units also assume the responsibility to ensure all crucial information is included in the application for the purpose of assessment and approval.

The Group adopts a multi-level credit approval process requiring loan approval at successively higher levels and/or committees (as delegated) depending on, among other things, the size and nature of the proposed transactions. Exposures are monitored against credit limits and other control limits (such as large exposures and concentration limits) by credit management units at the transaction and the portfolio levels, as appropriate.

In addition to the consideration of the primary recourse to the obligor for the credit risk underwritten, the employment of various credit risk mitigation techniques such as appropriate credit structuring, and posting of collateral and/or third party support as well as the use of credit derivatives to hedge or transfer risk to other third parties form an integral part of the credit risk management process. Some specific mitigation measures are outlined below:

Collateral

Where possible, the Group takes collateral as a secondary recourse to the borrower. Collaterals include cash, marketable securities, properties, trade receivables, inventory and equipment and other physical and financial collateral. The Group may also take fixed and floating charges on assets of borrowers. It has put in place policies which governs the determination of eligibility of various collaterals to be considered for credit risk mitigation which includes the minimum operational requirements that are required for the specific collateral to be considered as effective risk mitigants. For collateral taken for global financial market operations, the collateral is marked to market on a mutually agreed period with the respective counterparties. For collateral taken for commercial banking, the collateral is revalued periodically ranging from daily to annually, depending on the type of collateral. Whilst real estate properties constitute the largest percentage of the collateral assets, the Group generally considers the collateral assets to be diversified.

Master netting arrangements

The Group further manages its credit exposure by entering into master netting arrangements with counterparties where it is appropriate and feasible to do so. Master netting arrangements do not generally result in an offset of balance sheet assets and liabilities as transactions are usually accounted for individually on a gross basis. However, the credit risk associated with favourable contracts is reduced by a master netting arrangement to the extent that if an event of default occurs, all amounts with the counterparty are settled on a net basis.

Other risk mitigating factors

In addition, the Group also uses guarantees, credit derivatives and credit insurance as credit risk mitigating factors. Whilst the Group may accept guarantees from any counterparty, it sets a threshold internally for considering guarantors to be eligible for credit risk mitigation. Credit derivatives are used as credit risk mitigating factors mainly in structured transactions and for global financial market operations.

Notes to the Financial Statements

for the year ended 31 December 2008

46.1 Maximum exposure to credit risk

The maximum exposure to credit risk at the balance sheet date is the amounts on the balance sheet as well as commitments to extend credit, without taking into account the fair value of any collateral and master netting arrangements. The table below shows the maximum exposure and average gross exposures to credit risk for the components of the balance sheet:

	The Group			
In $ millions	**Average 2008**	**Average 2007**	**2008**	**2007**
Cash and balances with central banks (excludes cash on hand)	**16,153**	14,207	**14,750**	17,557
Singapore Government securities and treasury bills	**15,115**	14,138	**14,797**	15,433
Due from banks	**21,689**	24,091	**20,467**	22,910
Financial assets at fair value through profit or loss (excludes equity securities)				
Other government securities and treasury bills	**2,439**	2,631	**2,126**	2,752
Corporate debt securities	**8,280**	11,194	**4,647**	11,914
Loans and advances to customers	**1,365**	1,785	**641**	2,088
Other financial assets	**1,476**	1,251	**1,692**	1,260
Positive replacement values for financial derivatives	**22,723**	10,667	**32,328**	13,119
Loans and advances to customers	**116,092**	95,747	**125,841**	106,344
Financial investments (excludes equity securities)				
Other government securities and treasury bills	**3,399**	2,553	**4,549**	2,248
Corporate debt securities	**15,850**	15,922	**17,089**	14,611
Securities pledged				
Singapore Government securities and treasury bills	**227**	292	**186**	268
Other government securities and treasury bills	**2,218**	3,089	**806**	3,629
Corporate debt securities	**112**	109	**5**	218
Other assets	**5,863**	5,058	**6,089**	5,637
Credit exposure	**233,001**	202,734	**246,013**	219,988
Contingent liabilities and commitments (excludes operating lease and capital commitments)	**98,736**	101,883	**91,501**	105,970
Total credit exposure	**331,737**	304,617	**337,514**	325,958

The geographic distribution of credit exposures are as follows:

	The Group 2008					
In $ millions	**Singapore**	**Hong Kong**	**Rest of Greater China**	**South and Southeast Asia**	**Rest of the World**	**Total**
Cash and balances with central banks (excludes cash on hand)	**11,598**	**27**	**2,895**	**221**	**9**	**14,750**
Due from banks	**14,927**	**1,825**	**1,263**	**1,586**	**866**	**20,467**
Financial assets at fair value through profit or loss (excludes equity securities)	**8,559**	**37**	**41**	**469**	**–**	**9,106**
Other securities[(b)] (excludes equity securities)	**25,779**	**6,970**	**846**	**1,024**	**2,813**	**37,432**
Loans and advances to customers	**74,408**	**31,571**	**7,793**	**5,501**	**6,568**	**125,841**
Other assets[(a)]	**33,633**	**3,170**	**538**	**1,020**	**56**	**38,417**
Credit exposure	**168,904**	**43,600**	**13,376**	**9,821**	**10,312**	**246,013**
Contingent liabilities and commitments (excludes operating lease and capital commitments)	**51,868**	**22,938**	**4,438**	**4,951**	**7,306**	**91,501**
Total credit exposure	**220,772**	**66,538**	**17,814**	**14,772**	**17,618**	**337,514**

(a) Other assets include positive replacement values for financial derivatives and other assets
(b) Other securities include Singapore Government securities and treasury bills, financial investments and securities pledged

	The Group					
	2007					
In $ millions	**Singapore**	**Hong Kong**	**Rest of Greater China**	**South and Southeast Asia**	**Rest of the World**	**Total**
Cash and balances with central banks (excludes cash on hand)	14,799	35	2,534	185	4	17,557
Due from banks	9,356	8,436	855	1,647	2,616	22,910
Financial assets at fair value through profit or loss (excludes equity securities)	17,571	4	197	242	–	18,014
Other securities[(b)] (excludes equity securities)	25,801	7,883	348	949	1,426	36,407
Loans and advances to customers	58,935	28,663	6,589	4,741	7,416	106,344
Other assets[(a)]	16,133	1,829	362	379	53	18,756
Credit exposure	142,595	46,850	10,885	8,143	11,515	219,988
Contingent liabilities and commitments (excludes operating lease and capital commitments)	62,980	24,690	5,964	5,737	6,599	105,970
Total credit exposure	205,575	71,540	16,849	13,880	18,114	325,958

(a) Other assets include positive replacement values for financial derivatives and other assets
(b) Other securities include Singapore Government securities and treasury bills, financial investments and securities pledged

Notes to the Financial Statements

for the year ended 31 December 2008

The industry distribution of credit exposures are as follows:

The Group 2008										
In $ millions	Manufacturing	Building and construction	General commerce	Transportation, storage and communications	Financial institutions, investment and holding companies	Government	Housing loans	Professional and private individuals (excluding housing loans)	Others	Total
Cash and balances with central banks (excludes cash on hand)	–	–	–	–	14,750	–	–	–	–	14,750
Due from banks	–	–	–	–	20,467	–	–	–	–	20,467
Financial assets at fair value through profit or loss (excludes equity securities)	1,095	161	43	310	4,469	2,126	–	–	902	9,106
Other securities[(b)] (excludes equity securities)	573	561	542	901	9,966	4,549	–	–	20,340	37,432
Loans and advances to customers	14,866	17,723	12,772	12,327	14,280	–	29,286	10,265	14,322	125,841
Other assets[(a)]	1,236	204	12	579	28,933	–	–	29	7,424	38,417
Credit exposure	17,770	18,649	13,369	14,117	92,865	6,675	29,286	10,294	42,988	246,013
Contingent liabilities and commitments (excludes operating lease and capital commitments)	14,272	6,379	13,177	5,342	17,175	51	2,503	16,270	16,332	91,501
Total credit exposure	32,042	25,028	26,546	19,459	110,040	6,726	31,789	26,564	59,320	337,514

(a) Other assets include positive replacement values for financial derivatives and other assets
(b) Other securities include Singapore Government securities and treasury bills, financial investments and securities pledged

	The Group 2007									
In $ millions	Manufacturing	Building and construction	General commerce	Transportation, storage and communications	Financial institutions, investment and holding companies	Government	Housing loans	Professional and private individuals (excluding housing loans)	Others	Total
Cash and balances with central banks (excludes cash on hand)	–	–	–	–	17,557	–	–	–	–	17,557
Due from banks	–	–	–	–	22,910	–	–	–	–	22,910
Financial assets at fair value through profit or loss (excludes equity securities)	1,047	181	103	616	9,326	2,752	–	–	3,989	18,014
Other securities[(b)] (excludes equity securities)	783	1,048	266	714	9,261	2,248	–	–	22,087	36,407
Loans and advances to customers	13,725	12,856	9,816	11,053	12,240	–	26,139	9,596	10,919	106,344
Other assets[(a)]	244	79	6	670	11,565	–	–	53	6,139	18,756
Credit exposure	15,799	14,164	10,191	13,053	82,859	5,000	26,139	9,649	43,134	219,988
Contingent liabilities and commitments (excludes operating lease and capital commitments)	15,454	7,465	12,071	8,176	26,957	–	2,633	17,813	15,401	105,970
Total credit exposure	31,253	21,629	22,262	21,229	109,816	5,000	28,772	27,462	58,535	325,958

(a) Other assets include positive replacement values for financial derivatives and other assets
(b) Other securities include Singapore Government securities and treasury bills, financial investments and securities pledged

Notes to the Financial Statements

for the year ended 31 December 2008

46.2 Performing and non-performing assets

The Group classifies its credit facilities in accordance with MAS Notice to Banks No. 612, "Credit Files, Grading and Provisioning" issued by the Monetary Authority of Singapore (MAS). These guidelines require the Group to categorise its credit portfolios according to its assessment of a borrower's ability to repay a credit facility from his normal sources of income. There are five categories of assets as follows:

Performing assets

– Pass grade indicates that the timely repayment of the outstanding credit facilities is not in doubt.
– Special mention grade indicates that the credit facilities exhibit potential weaknesses that, if not corrected in a timely manner, may adversely affect future repayments and warrant close attention by the Group.

Classified or non-performing assets

– Substandard grade indicates that the credit facilities exhibit definable weaknesses either in respect of business, cash flow or financial position of the borrower that may jeopardise repayment on existing terms.
– Doubtful grade indicates that the credit facilities exhibit severe weaknesses such that the prospect of full recovery of the outstanding credit facilities is questionable and the prospect of a loss is high, but the exact amount remains undeterminable.
– Loss grade indicates the amount of recovery is assessed to be insignificant.

The Group may also apply a split classification to any credit facility where appropriate. For instance, when a non-performing loan is partially secured, the portion covered by the amount realisable from a collateral may be classified as substandard while the unsecured portion of the loan is classified as doubtful or loss, as appropriate.

46.3 Loans and advances to customers

Loans and advances to customers are summarised as follows:

	The Group	
In $ millions	**2008**	**2007**
Loans and advances to customers		
Performing Loans		
– Neither past due nor impaired (i)	**124,493**	104,909
– Past due but not impaired (ii)	**1,274**	1,608
Non-Performing Loans		
– Impaired (iii)	**1,958**	1,168
Total gross loans (Note 20)	**127,725**	107,685

(i) Loans and advances neither past due nor impaired, analysed by loan grading and industry

The credit quality of the portfolio of loans and advances that are neither past due nor impaired classified by reference to the loan gradings in MAS Notice to Banks No. 612, "Credit Files, Grading and Provisioning" are as follows:

		The Group	
In $ millions	**Pass**	**Special mention**	**Total**
2008			
Manufacturing	**13,990**	**725**	**14,715**
Building and construction	**18,029**	**255**	**18,284**
Housing loans	**30,018**	**261**	**30,279**
General commerce	**9,352**	**875**	**10,227**
Transportation, storage and communication	**12,160**	**430**	**12,590**
Financial institutions, investments and holding companies	**13,250**	**307**	**13,557**
Professionals and private individuals (except housing loans)	**8,931**	**85**	**9,016**
Others	**15,220**	**605**	**15,825**
Total	**120,950**	**3,543**	**124,493**

In $ millions	Pass	The Group Special mention	Total
2007			
Manufacturing	12,186	904	13,090
Building and construction	12,544	502	13,046
Housing loans	27,953	327	28,280
General commerce	8,794	472	9,266
Transportation, storage and communication	10,609	177	10,786
Financial institutions, investments and holding companies	10,591	1,378	11,969
Professionals and private individuals (except housing loans)	7,954	62	8,016
Others	9,627	829	10,456
Total	100,258	4,651	104,909

(ii) Loans and advances past due but not impaired, analysed by past due period and industry

In $ millions	Up to 30 days past due	30-59 days past due	60-90 days past due	Total
2008				
Manufacturing	**134**	**21**	**39**	**194**
Building and construction	**144**	**12**	**2**	**158**
Housing loans	**175**	**15**	**2**	**192**
General commerce	**207**	**40**	**33**	**280**
Transportation, storage and communication	**173**	**41**	**39**	**253**
Financial institutions, investment and holding companies	**2**	**–**	**–**	**2**
Professionals and private individuals (except housing loans)	**84**	**12**	**66**	**162**
Others	**25**	**8**	**–**	**33**
Total	**944**	**149**	**181**	**1,274**

In $ millions	Up to 30 days past due	30-59 days past due	60-90 days past due	Total
2007				
Manufacturing	202	20	9	231
Building and construction	177	2	22	201
Housing loans	265	23	5	293
General commerce	247	14	12	273
Transportation, storage and communication	158	44	30	232
Financial institutions, investment and holding companies	111	–	–	111
Professionals and private individuals (except housing loans)	155	19	5	179
Others	77	10	1	88
Total	1,392	132	84	1,608

Notes to the Financial Statements

for the year ended 31 December 2008

(iii) Non-performing assets

Non-performing assets by loan grading and industry

In $ millions 2008	The Group NPAs(a) Sub-standard	Doubtful	Loss	Total	Specific allowances(a) Sub-standard	Doubtful	Loss	Total
Customer loans								
Manufacturing	447	195	78	720	93	175	83	351
Building and construction	78	12	6	96	12	12	6	30
Housing loans	164	3	26	193	15	2	26	43
General commerce	228	64	89	381	36	62	89	187
Transportation, storage and communications	19	4	1	24	1	4	1	6
Financial institutions, investment and holding companies	73	72	–	145	–	66	–	66
Professional and private individuals (except housing loans)	122	67	34	223	28	67	34	129
Others	87	62	27	176	26	59	23	108
Total customer loans	1,218	479	261	1,958	211	447	262	920
Debt securities	18	256	3	277	–	233	3	236
Contingent items and others	92	65	–	157	2	50	–	52
Total	1,328	800	264	2,392	213	730	265	1,208

In $ millions 2007	The Group NPAs(a) Sub-standard	Doubtful	Loss	Total	Specific allowances(a) Sub-standard	Doubtful	Loss	Total
Customer loans								
Manufacturing	184	97	55	336	23	82	55	160
Building and construction	51	9	9	69	1	9	9	19
Housing loans	120	1	31	152	3	1	31	35
General commerce	150	34	102	286	7	34	102	143
Transportation, storage and communications	16	3	2	21	–	3	2	5
Financial institutions, investment and holding companies	54	–	–	54	8	–	–	8
Professional and private individuals (except housing loans)	84	9	33	126	13	9	33	55
Others	70	31	23	124	13	30	23	66
Total customer loans	729	184	255	1,168	68	168	255	491
Debt securities	6	151	3	160	–	149	3	152
Contingent items	110	3	1	114	5	3	1	9
Total	845	338	259	1,442	73	320	259	652

(a) NPAs and specific allowances for customer loans each includes $52 million (2007: $55 million) in interest receivables

Non-performing assets by region

In $ millions	NPAs	The Group Specific allowances	General allowances
2008			
Singapore	**717**	**274**	**490**
Hong Kong	**588**	**313**	**360**
Rest of Greater China	**459**	**242**	**123**
South and Southeast Asia	**207**	**62**	**180**
Rest of the World	**421**	**317**	**371**
Total	**2,392**	**1,208**	**1,524**
2007			
Singapore	579	245	526
Hong Kong	419	174	301
Rest of Greater China	80	28	91
South and Southeast Asia	148	45	137
Rest of the World	216	160	237
Total	1,442	652	1,292

Non-performing assets by past due period

In $ millions	The Group 2008	2007
Not overdue	**857**	542
< 90 days past due	**463**	255
91-180 days past due	**326**	94
> 180 days past due	**746**	551
Total past due assets	**1,535**	900
Total	**2,392**	1,442

Collateral value for non-performing assets

In $ millions	The Group 2008	2007
Properties	**556**	376
Shares and debentures	**43**	24
Fixed deposits	**16**	13
Others	**223**	235
Total	**838**	648

The Group does not disclose the fair value of collateral held as security on assets past due but not impaired as it is not practicable to do so.

Past due assets by industry

In $ millions	The Group 2008	2007
Manufacturing	**542**	232
Building and construction	**52**	53
Housing loans	**182**	142
General commerce	**300**	252
Transportation, storage and communications	**8**	15
Financial institutions, investment and holding companies	**81**	2
Professional and private individuals (except housing loans)	**149**	83
Others	**155**	106
Sub-total	**1,469**	885
Debt securities and contingent items	**66**	15
Total	**1,535**	900

Past due assets by region

In $ millions	The Group 2008	2007
Singapore	**515**	461
Hong Kong	**472**	291
Rest of Greater China	**308**	63
South and Southeast Asia	**108**	70
Rest of the World	**66**	–
Sub-total	**1,469**	885
Debt securities and contingent items	**66**	15
Total	**1,535**	900

Notes to the Financial Statements

for the year ended 31 December 2008

Restructured non-performing assets

Credit facilities are classified as restructured assets when the Group grants concessions to a borrower because of deterioration in the financial position of the borrower or the inability of the borrower to meet the original repayment schedule. A restructured credit facility is classified into the appropriate non-performing grade depending on the assessment of the financial condition of the borrower and the ability of the borrower to repay based on the restructured terms. Such credit facilities are not returned to the performing status until there are reasonable grounds to conclude that the borrower will be able to service all future principal and interest payments on the credit facility in accordance with the restructured terms.

In $ millions	The Group NPAs	The Group Specific allowances
2008		
Substandard	**213**	46
Doubtful	**57**	49
Loss	**49**	46
Total	**319**	141
2007		
Substandard	**168**	27
Doubtful	**25**	23
Loss	**38**	38
Total	**231**	88

Restructured assets returned to the performing status but are still under concessions as at 31 December 2008 and 31 December 2007 are not material.

46.4 Credit quality of Singapore Government securities and treasury bills, financial assets at fair value through profit or loss, financial investments and securities pledged (Note (a))

The table below presents an analysis of Singapore Government securities and treasury bills, financial assets at fair value through profit or loss, financial investments and securities pledged for the Group by rating agency designation at 31 December:

In $ millions External rating	Singapore Government securities and treasury bills	Financial assets at fair value through profit or loss: Other government securities and treasury bills	Corporate debt securites	Loans and advances to customer	Other financial assets (due from banks) (Note (b))	Total	Financial investments: Other government securities and treasury bills	Corporate debt securities	Total	Securities pledged
	(1)	(2)	(3)	(4)	(5)	(6)=(2+3+4+5)	(7)	(8)	(9)=(7+8)	(10)
2008										
AAA	**14,797**	**101**	**478**	–	–	**579**	**1,588**	**1,538**	**3,126**	**257**
AA– to AA+	–	**270**	**535**	–	–	**805**	**870**	**3,276**	**4,146**	**549**
A– to A+	–	**274**	**2,131**	–	–	**2,405**	**1,302**	**5,449**	**6,751**	–
Lower than A-	–	**700**	**1,158**	–	–	**1,858**	**89**	**2,667**	**2,756**	**5**
Unrated	–	**781**	**345**	**641**	**1,692**	**3,459**	**700**	**4,159**	**4,859**	**186**
Total	**14,797**	**2,126**	**4,647**	**641**	**1,692**	**9,106**	**4,549**	**17,089**	**21,638**	**997**
2007										
AAA	15,433	357	1,236	–	–	1,593	309	1,692	2,001	1,527
AA– to AA+	–	100	1,995	–	–	2,095	114	3,510	3,624	2,022
A– to A+	–	372	3,909	–	–	4,281	1,296	4,705	6,001	–
Lower than A-	–	1,006	3,619	–	–	4,625	148	2,080	2,228	–
Unrated	–	917	1,155	2,088	1,260	5,420	381	2,624	3,005	566
Total	15,433	2,752	11,914	2,088	1,260	18,014	2,248	14,611	16,859	4,115

(a) The amount of securities that are past due but not impaired is not material.

(b) For amounts due from banks, majority of the bank counterparties are accorded "Pass" grade in accordance with the loan grading per MAS Notice to Banks No. 612 "Credit Files, Grading and Provisioning".

46.5 Repossessed collateral

As and when required, the Group will take possession of collaterals it holds as securities and will dispose of them as soon as practicable, with the proceeds used to reduce the outstanding indebtedness. Repossessed collaterals are classified in the balance sheet as other assets. The amount of such other assets for 2008 and 2007 are not material.

46.6 Concentration risk

The Group's risk management processes aim to ensure that an acceptable level of risk diversification is maintained across the Group on an ongoing basis. Limits are established and regularly monitored in respect of country exposures and major industry groups, as well as for single counterparty exposures. Control structures are in place to ensure that appropriate limits are in place, exposures are monitored against these limits, and appropriate actions are taken if limits are breached.

Cross-border exposures

At 31 December 2008, the Group had exposures to various countries where net exposure exceeded 1% of the Group's total assets. The exposures are determined based on the location of the credit risk of the customers and counterparties regardless of where the transactions are booked.

The Group's exposures exceeding 1% of the Group total assets as at 31 December are as follows:

In $ millions Assets in	Loans and debt securities Banks	 Central banks and Government securities	 Non-banks[(a)]	Investments	Total exposure Amount	 As a % of Total assets
	(1)	(2)	(3)	(4)	(5)=(1+2+3+4)	(6)
2008						
Top 10 countries						
(Net exposure >1% of Total assets)						
Hong Kong	**1,745**	**1,230**	**32,673**	**160**	**35,808**	**13.9**
China	**2,528**	**595**	**7,371**	**166**	**10,660**	**4.1**
India	**3,709**	**1,115**	**3,823**	**399**	**9,046**	**3.5**
United Kingdom	**4,578**	**5**	**2,777**	**23**	**7,383**	**2.9**
South Korea	**2,923**	**1,487**	**2,223**	**–**	**6,633**	**2.6**
Taiwan	**83**	**2,485**	**3,741**	**11**	**6,320**	**2.5**
Indonesia	**221**	**619**	**4,021**	**–**	**4,861**	**1.9**
United States	**1,239**	**302**	**2,697**	**145**	**4,383**	**1.7**
Australia	**3,034**	**–**	**1,235**	**48**	**4,317**	**1.7**
France	**3,490**	**–**	**247**	**1**	**3,738**	**1.5**
Total	**23,550**	**7,838**	**60,808**	**953**	**93,149**	**36.3**
2007						
Top 10 countries						
(Net exposure >1% of Total assets)						
Hong Kong	2,003	2,231	29,130	225	33,589	14.4
China	2,688	584	6,377	783	10,432	4.5
South Korea	7,498	1,415	1,257	–	10,170	4.4
United Kingdom	4,609	21	2,995	92	7,717	3.3
India	3,246	968	2,289	802	7,305	3.1
Germany	3,469	1,047	946	1	5,463	2.3
United States	873	351	3,528	395	5,147	2.2
Indonesia	576	835	3,500	8	4,919	2.1
Australia	2,850	–	1,722	39	4,611	2.0
Taiwan	190	1,900	1,865	–	3,955	1.7
Total	28,002	9,352	53,609	2,345	93,308	40.0

(a) Non-bank loans include loans to government and quasi-government entities

Notes to the Financial Statements

for the year ended 31 December 2008

47 MARKET RISK

47.1 Trading market risk

Trading market risk arises from the impact on trading positions of changes in foreign exchange rates, commodity prices, equity prices, interest rate yields and credit spreads. It also includes the impact from changes in the correlations and volatilities of the above risk factors. The Group manages trading market risk in the course of market-making, structuring and packaging products for investors and other clients, as well as to benefit from market opportunities. The Group's market risk framework identifies the types of the market risk to be covered, the risk metrics and methodologies to be used to capture such risk and the standards governing the management of market risk within the Group including limit setting and independent model validation, monitoring and valuation.

The Board establishes the Group's risk appetite for trading market risk. The CEO delegates responsibility to the Group Market Risk Committee to allocate risk appetite limits to risk-taking units. The Committee also oversees the Group's market risk management infrastructure, sets market risk control limits and provides enterprise-wide oversight of all market risks and their management.

The independent market risk management function comprising risk control, model analytics, risk architecture and policy reports to the Chief Risk Officer and is responsible for day-to-day risk monitoring and analysis.

The principal market risk appetite measures for trading market risk are Value-at-Risk (VaR) and stress loss. The VaR is supplemented by risk control measures, such as sensitivities to risk factors, including their volatilities, as well as stop-loss limits.

The Group's general market risk Value-at-Risk (VaR) methodology uses a historical simulation approach (at a 99% confidence level over a one-day holding period, using a 2-year historical observation period) to forecast the Group's trading market risk. VaR risk factor scenarios are generally aligned to parameters and market data used for valuation. These are maintained in the risk system and are used to compute VaR daily for each trading business unit and location, and at Group-level. VaR is back-tested against the profit and loss of the trading book in line with policy in order to monitor its predictive power. Although VaR provides valuable insights, no single measure can capture all aspects of trading market risk. Therefore, regular stress testing is carried out to monitor the Group's vulnerability to shocks.

The following table shows the period-end, average, high and low VaR for trading market risk:

		The Group 1 Jan 2008 to 31 Dec 2008		
In $ millions	As at 31 Dec 2008	Average	High	Low
Total	**32**	**33**	**60**	**21**

		The Group 1 Jan 2007 to 31 Dec 2007		
In $ millions	As at 31 Dec 2007	Average	High	Low
Total	22	16	28	6

47.2 Non-trading market risk

Non-trading market risk arises from changes in foreign exchange rates, interest rates and equity prices. Non-trading market risk arises in the course of (a) the Group's management of funds arising from banking intermediation and (b) the Group's banking business and investments; specifically, from mismatches in the interest rate profile of assets and liabilities, from the effect of exchange rate movements on the Group's earnings, capital accounts and investments denominated in foreign currencies and from the effect of changes in equity prices on the carrying value of strategic investments in associates and other major stakes.

To optimise its income and balance sheet management, the Group deploys funds in debt securities, equities and funds or in the interbank market. Derivatives may be used to hedge non-trading market risk. Senior Management establishes a framework governing the Group's investment of its surplus funds. The market risk arising in the course of managing these funds comprises interest rate and equity price risks. Risk appetite limits are allocated and risk oversight for these risks is performed in a manner similar to that for traded market risk.

Below is an assessment of the sensitivity of market risks on non-trading positions. The actual results may differ from the sensitivity impact as the Group manages factors such as changes in volumes, margins (for interest rate risk) and future business strategies, the impact of which is not captured in the sensitivity assessment.

Interest rate risk

The Group distinguishes two major sources of non-trading interest rate risk arising from (a) the deployment of funds in investments (and associated hedges) and interbank market activities and (b) mismatches in the interest rate profile of assets, liabilities and capital instruments (and associated hedges) in major funding currencies. The Group Market Risk Committee is charged with oversight of non-trading interest rate risk from an economic value perspective. Major funding currencies are SGD in Singapore and HKD and USD in Hong Kong. The principal market risk appetite measure for the former source of non-trading interest rate risk is value-at-risk, complemented by more granular risk and loss limits, in a similar manner as for trading market risk, as described above and subject to similar methodological limitations. The following table shows the period-end, average, high and low VaR for non-trading interest rate risk arising from this source for the financial year ended 31 December 2008.

		The Group		
		1 Jan 2008 to 31 Dec 2008		
In $ millions	As at 31 Dec 2008	Average	High	Low
Total	**29**	**27**	**49**	**15**

Interest rate risk arising from mismatches in the interest rate profile of assets, liabilities and capital instruments (and associated hedges) has several aspects: basis risk arising from different interest rate benchmarks, interest rate re-pricing risk, yield curve risks and embedded optionality. This risk is subject to limits established by the Board. The Group Asset-Liability Committee is charged with oversight and broad strategy for this risk. To monitor this risk, the Group uses various tools, including re-pricing gap reports, sensitivity analysis and income scenario simulations.

The Group manages and monitors its interest rate sensitivity to these mismatches by various currencies. The following table sets out what would have been the profit and loss impact and equity impact of interest rate changes on positions as at 31 December 2008. Outcomes may differ from the sensitivity impact as the Group manages factors such as changes in volumes, margins (for interest rate risk) and future business strategies, the impact of which is not captured in the sensitivity assessment.

		The Group	
In $ millions	-25 bps	+25 bps	+50 bps
Profit and loss impact (or impact on net interest income)	**–149**	**+159**	**+320**
Equity impact (or impact on available-for-sale revaluation reserves)	**+71**	**–71**	**–142**

Unlike the financial year ended 31 December 2007, the Group has prepared a value-at-risk disclosure in respect of certain non-trading interest rate risk. Consequently the sensitivity analysis in the notes to the financial statements of the previous period is not directly comparable with the analyses set out above.

For the financial year ended 31 December 2007, the estimated change from non-trading positions for major currencies (SGD, HKD and USD) as at 31 December 2007 assuming a 25 basis point increase in interest rates and assuming a flat balance sheet was an increase in net interest income of $93 million and a 25 basis point decrease in interest rates and assuming a flat balance sheet was a decrease in net interest income of $91 million. The estimated economic value sensitivity for other major non-trading positions in EUR, JPY and USD as at 31 December 2007 assuming a 25 basis point parallel shift in general interest rates for these currencies was $23 million.

Currency risk

Foreign currency loans and investments in fundable currencies are generally funded in the same foreign currencies. However, positions arising from investments in currencies which have high hedging costs or which are illiquid or controlled are reviewed by senior management and may be managed with alternative strategies or left unhedged. This foreign exchange risk is subject to limits established by the Board and is monitored using foreign exchange net open position reports.

The consolidated position across all currencies is set out in Note 47.4. Considering that other risk variables remain constant, the foreign currency revaluation sensitivity for the Group on its non-trading unhedged positions as at 31 December 2008 is summarised below:

	The Group	
In $ millions	Change in currency rate	Revaluation sensitivity
2008		
HKD	**+10%**	**–4**
	–10%	**+4**
USD	**+10%**	**+1**
	–10%	**–1**
Others	**+10%**	**+72**
	–10%	**–72**
2007		
HKD	+10%	+6
	–10%	–6
USD	+10%	#
	–10%	#
Others	+10%	+67
	–10%	–67

 # Amount under $500,000

Equity risk

Equity price risk arises from the impact of changes in equity prices on equity positions arising from the Group's management of funds arising from banking intermediation and the Group's investment in major stakes. Decisions concerning such investments are taken at Board or senior management level in light of diverse considerations.

Notes to the Financial Statements

for the year ended 31 December 2008

Considering that other risk variables remain constant, the table below summarises the impact on the carrying amount of equity instruments as at 31 December 2008 should there be a change in equity market prices:

In $ millions	The Group Change in equity market prices	Sensitivity of equity
2008	**+15%**	**+125**
	–15%	**–125**
2007	+10%	+224
	–10%	–224

47.3 Interest rate repricing gap risk

Interest rate risk is the risk that the value of a financial instrument or the interest income of a portfolio will fluctuate due to changes in market interest rates. Examples of financial assets and liabilities which have fixed or floating interest rate exposure include debt securities, loans and derivatives.

The following tables summarise the Group's assets and liabilities across the banking and trading books at carrying amounts as at 31 December, categorised by the earlier of contractual repricing or maturity dates. Actual dates may differ from contractual dates owing to prepayments and the exercise of options. It should also be noted that any representation of interest rate risk at a specific date offers only a snapshot of the risks taken by the Group, since the position is being actively managed and can vary significantly on a daily basis.

In $ millions	Less than 7 days	1 week to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	Over 3 years	Non-interest bearing	Total
2008								
Cash and balances with central banks	**1,932**	**6,661**	**2,469**	**1,005**	**–**	**–**	**3,723**	**15,790**
Due from banks	**8,044**	**4,613**	**1,920**	**1,795**	**1,018**	**2,252**	**825**	**20,467**
Financial assets at fair value through profit or loss	**794**	**537**	**2,448**	**1,593**	**2,231**	**1,503**	**295**	**9,401**
Other securities[(a)]	**852**	**2,880**	**7,156**	**6,441**	**6,432**	**13,642**	**1,173**	**38,576**
Loans and advances to customers	**27,549**	**34,549**	**21,448**	**23,248**	**8,537**	**9,436**	**1,074**	**125,841**
Other assets[(b)]	**–**	**–**	**–**	**–**	**–**	**–**	**46,643**	**46,643**
Total assets	**39,171**	**49,240**	**35,441**	**34,082**	**18,218**	**26,833**	**53,733**	**256,718**
Due to banks	**2,944**	**3,506**	**1,731**	**576**	**–**	**49**	**215**	**9,021**
Due to non-bank customers	**101,842**	**31,386**	**18,310**	**10,657**	**492**	**672**	**–**	**163,359**
Financial liabilities at fair value through profit or loss	**891**	**480**	**1,510**	**1,651**	**3,642**	**2,989**	**119**	**11,282**
Other liabilities[(c)]	**420**	**305**	**361**	**999**	**1,204**	**2,988**	**33,691**	**39,968**
Subordinated term debts	**–**	**–**	**–**	**4,547**	**2,106**	**2,432**	**–**	**9,085**
Total liabilities	**106,097**	**35,677**	**21,912**	**18,430**	**7,444**	**9,130**	**34,025**	**232,715**
Minority interests	**–**	**–**	**–**	**–**	**–**	**–**	**4,184**	**4,184**
Shareholders' funds	**–**	**–**	**–**	**–**	**–**	**–**	**19,819**	**19,819**
Total equity	**–**	**–**	**–**	**–**	**–**	**–**	**24,003**	**24,003**
On-balance sheet interest rate gap	**(76,675)**	**8,675**	**7,675**	**7,195**	**17,546**	**40,953**	**(5,369)**	**–**
Off-balance sheet interest rate gap – Financial derivatives[(d)]	**5,068**	**(219)**	**(4,043)**	**(1,585)**	**1,671**	**(892)**	**–**	**–**

In $ millions	Less than 7 days	1 week to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	Over 3 years	Non-interest bearing	Total
2007								
Cash and balances with central banks	1,136	2,445	7,647	4,131	–	–	3,205	18,564
Due from banks	5,070	2,165	4,413	6,914	688	3,297	363	22,910
Financial assets at fair value through profit or loss	1,214	2,840	3,724	1,556	3,231	5,449	1,529	19,543
Other securities[(a)]	902	3,047	6,308	7,148	4,787	14,215	2,323	38,730
Loans and advances to customers	31,586	32,902	17,695	13,656	4,812	4,708	985	106,344
Other assets[(b)]	–	–	–	–	–	–	26,872	26,872
Total assets	39,908	43,399	39,787	33,405	13,518	27,669	35,277	232,963
Due to banks	3,632	6,533	3,990	1,167	–	78	64	15,464
Due to non-bank customers	86,353	31,972	14,765	10,308	196	1,146	–	144,740
Financial liabilities at fair value through profit or loss	2,090	1,656	2,525	1,667	2,725	7,292	287	18,242
Other liabilities[(c)]	1,608	651	731	1,784	1,193	2,239	14,199	22,405
Subordinated term debts	–	–	–	3,461	1,887	3,606	–	8,954
Total liabilities	93,683	40,812	22,011	18,387	6,001	14,361	14,550	209,805
Minority interests	–	–	–	–	–	–	2,677	2,677
Shareholders' funds	–	–	–	–	–	–	20,481	20,481
Total equity	–	–	–	–	–	–	23,158	23,158
On-balance sheet interest rate gap	(53,775)	2,587	17,776	15,018	7,517	13,308	(2,431)	–
Off-balance sheet interest rate gap – Financial derivatives[(d)]	6,590	7,839	(3,607)	(3,803)	(4,861)	(2,158)	–	–

(a) Other securities include Singapore Government securities and treasury bills, financial investments and securities pledged
(b) Other assets include positive replacement values for financial derivatives, investments in associates, goodwill on consolidation, properties and other fixed assets, investment properties, deferred tax assets and other assets
(c) Other liabilities include negative replacement values for financial derivatives, bills payable, current and deferred tax liabilities, other debt securities in issue and other liabilities
(d) Off-balance sheet items are represented at notional values

The table below summarises the Group's effective average interest rate[(a)] at 31 December by major currencies for monetary financial instruments:

In %	2008 Singapore dollar	2008 US dollar	2008 Hong Kong dollar	2007 Singapore dollar	2007 US dollar	2007 Hong Kong dollar
Assets						
Due from banks	**0.88 – 1.95**	**1.25 – 3.68**	**1.04 – 1.14**	1.20 – 2.40	4.46 – 5.75	3.94 – 4.38
Financial assets at fair value through profit or loss	**0.97 – 4.06**	**3.92 – 6.13**	**3.52 – 3.87**	3.03 – 4.37	4.85 – 5.33	5.99
Other securities[(b)]	**0.97 – 5.83**	**1.56 – 6.35**	**1.01 – 4.22**	2.13 – 2.89	3.39 – 5.51	2.14 – 5.49
Loans and advances to customers	**2.79 – 8.09**	**1.54 – 7.88**	**1.50 – 6.13**	2.25 – 5.26	3.45 – 7.15	4.46 – 12.63
Liabilities						
Due to banks	**0.18 – 1.18**	**1.45 – 3.88**	–	0.84 – 1.07	4.88 – 5.82	0.47
Due to non-bank customers	**0 – 0.55**	**0.05 – 1.71**	**0.29 – 1.71**	0 – 1.51	1.23 – 4.61	1.40 – 3.78
Financial liabilities at fair value through profit or loss	**2.51 – 3.69**	**0.89 – 8.26**	**3.48 – 4.96**	2.25	5.04	–
Subordinated term debts	**4.47**	**5.00 – 7.88**	–	4.47	5.00 – 7.88	–

(a) Average interest rates exclude impact of hedging via financial derivatives
(b) Other securities include Singapore Government securities and treasury bills, financial investments (excludes equities) and securities pledged

Notes to the Financial Statements

for the year ended 31 December 2008

47.4 Currency risk

Currency risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. The table below summarises the Group's assets and liabilities at carrying amounts at 31 December, categorised by currency:

In $ millions	Singapore dollar	US dollar	Hong Kong dollar	Others	Total
2008					
Cash and balances with central banks	**12,446**	**60**	**125**	**3,159**	**15,790**
Due from banks	**1,208**	**14,060**	**264**	**4,935**	**20,467**
Financial assets at fair value through profit or loss	**596**	**3,445**	**314**	**5,046**	**9,401**
Other securities[a]	**18,509**	**8,057**	**2,354**	**9,656**	**38,576**
Loans and advances to customers	**52,731**	**28,914**	**27,164**	**17,032**	**125,841**
Other assets[b]	**18,371**	**19,239**	**4,450**	**4,583**	**46,643**
Total assets	**103,861**	**73,775**	**34,671**	**44,411**	**256,718**
Due to banks	**832**	**4,104**	**52**	**4,033**	**9,021**
Due to non-bank customers	**89,331**	**26,858**	**23,052**	**24,118**	**163,359**
Financial liabilities at fair value through profit or loss	**6,178**	**3,418**	**1,246**	**440**	**11,282**
Other liabilities[c]	**7,908**	**24,512**	**4,491**	**3,057**	**39,968**
Subordinated term debts	**500**	**8,585**	**–**	**–**	**9,085**
Total liabilities	**104,749**	**67,477**	**28,841**	**31,648**	**232,715**
Minority interests	**4,184**	**–**	**–**	**–**	**4,184**
Shareholders' funds	**19,819**	**–**	**–**	**–**	**19,819**
Total equity	**24,003**	**–**	**–**	**–**	**24,003**
Net on-balance sheet position	**(24,891)**	**6,298**	**5,830**	**12,763**	**–**
Net off-balance sheet position[d]	**29,402**	**(21,621)**	**2,534**	**(10,315)**	**–**
2007					
Cash and balances with central banks	15,694	84	107	2,679	18,564
Due from banks	933	14,684	1,071	6,222	22,910
Financial assets at fair value through profit or loss	2,249	6,371	1,095	9,828	19,543
Other securities[a]	18,442	7,741	3,898	8,649	38,730
Loans and advances to customers	42,116	23,538	24,510	16,180	106,344
Other assets[b]	10,043	7,436	3,832	5,561	26,872
Total assets	89,477	59,854	34,513	49,119	232,963
Due to banks	2,589	10,129	145	2,601	15,464
Due to non-bank customers	79,023	25,028	24,511	16,178	144,740
Financial liabilities at fair value through profit or loss	7,063	7,322	2,086	1,771	18,242
Other liabilities[c]	5,975	7,914	4,369	4,147	22,405
Subordinated term debts	500	8,454	–	–	8,954
Total liabilities	95,150	58,847	31,111	24,697	209,805
Minority interests	2,677	–	–	–	2,677
Shareholders' funds	20,481	–	–	–	20,481
Total equity	23,158	–	–	–	23,158
Net on-balance sheet position	(28,831)	1,007	3,402	24,422	–
Net off-balance sheet position[d]	23,546	(23,772)	12,615	(12,389)	–

(a) Other securities include Singapore Government securities and treasury bills, financial investments and securities pledged

(b) Other assets include positive replacement values for financial derivatives, investments in associates, goodwill on consolidation, properties and other fixed assets, investment properties, deferred tax assets and other assets

(c) Other liabilities include negative replacement values for financial derivatives, bills payable, current and deferred tax liabilities, other debt securities in issue and other liabilities

(d) Off-balance sheet items (e.g. FX options) are represented at notional values (not delta equivalent)

The table below analyses the Group's currency exposure of its net investments in overseas operations by functional currency at 31 December:

In $ millions	Net investments in overseas operations[(a)]	Financial instruments which hedge the net investments[(b)]	Remaining unhedged currency exposures
2008			
Hong Kong dollar	**3,597**	**3,636**	**(39)**
US dollar	**670**	**663**	**7**
Others	**3,006**	**2,288**	**718**
Total	**7,273**	**6,587**	**686**
2007			
Hong Kong dollar	3,795	3,731	64
US dollar	649	647	2
Others	2,549	1,880	669
Total	6,993	6,258	735

(a) Refer to net tangible assets of subsidiaries, joint ventures and associates, and capital funds/retained earnings of overseas branches operations
(b) Include forwards, non-deliverable forwards and borrowings used to hedge the investments

48 LIQUIDITY RISK

Liquidity risk is the risk that the Group is unable to fund portfolio assets at reasonable rates over required maturities. Liquidity obligations arise from withdrawals of deposits, repayments of purchased funds at maturity, extensions of credit and working capital needs. The Group seeks to manage its liquidity to meet its obligations under normal as well as adverse circumstances, and take advantage of arising lending and investment opportunities.

The primary tool of monitoring liquidity is the maturity mismatch analysis, which is monitored over successive time bands and across major currencies. This is tested under normal and adverse market scenario conditions.

The Group ALCO and country ALCOs are the primary parties responsible for liquidity management based on guidelines approved by the Board Risk Committee. Limits are set on maturity mismatches over books under normal and stress scenarios, liquidity ratios and deposit concentration risks. As part of the liquidity management, the Group will set limits to ensure that the funding requirements will not exceed the available funding and liquid assets available for both normal and stress scenarios.

As part of its liquidity risk management, the Group focuses on a number of components, including maintaining sufficient liquid assets, maintaining diversified sources of liquidity, preserving necessary funding capacity and contingency planning.

Notes to the Financial Statements

for the year ended 31 December 2008

The table below analyses assets and liabilities of the Group at 31 December based on the expected recovery/settlement period:

	2008			2007		
In $ millions	**Up to 1 year**	**More than 1 year**	**Total**	**Up to 1 year**	**More than 1 year**	**Total**
Cash and balances with central banks	**15,790**	**–**	**15,790**	18,564	–	18,564
Singapore Government securities and treasury bills	**3,284**	**11,513**	**14,797**	5,082	10,351	15,433
Due from banks	**17,338**	**3,129**	**20,467**	18,786	4,124	22,910
Financial assets at fair value through profit or loss	**3,655**	**5,746**	**9,401**	6,783	12,760	19,543
Positive replacement values for financial derivatives	**32,328**	**–**	**32,328**	13,119	–	13,119
Loans and advances to customers	**50,036**	**75,805**	**125,841**	42,851	63,493	106,344
Financial investments	**5,499**	**17,283**	**22,782**	8,595	10,587	19,182
Securities pledged	**362**	**635**	**997**	972	3,143	4,115
Subsidiaries	**–**	**–**	**–**	–	–	–
Investments in associates	**–**	**604**	**604**	–	715	715
Goodwill on consolidation	**–**	**5,847**	**5,847**	–	5,842	5,842
Properties and other fixed assets	**–**	**1,311**	**1,311**	–	1,235	1,235
Investment properties	**–**	**293**	**293**	–	299	299
Deferred tax assets	**–**	**171**	**171**	–	25	25
Other assets	**6,039**	**50**	**6,089**	5,602	35	5,637
Total assets	**134,331**	**122,387**	**256,718**	120,354	112,609	232,963
Due to banks	**8,972**	**49**	**9,021**	15,386	78	15,464
Due to non-bank customers	**162,195**	**1,164**	**163,359**	143,398	1,342	144,740
Financial liabilities at fair value through profit or loss	**3,994**	**7,288**	**11,282**	5,573	12,669	18,242
Negative replacement values for financial derivatives	**31,918**	**–**	**31,918**	12,791	–	12,791
Bills payable	**714**	**–**	**714**	380	–	380
Current tax liabilities	**779**	**–**	**779**	882	–	882
Deferred tax liabilities	**–**	**45**	**45**	–	172	172
Other liabilities	**5,317**	**557**	**5,874**	6,329	652	6,981
Other debt securities in issue	**263**	**375**	**638**	960	239	1,199
Subordinated term debts	**1,099**	**7,986**	**9,085**	–	8,954	8,954
Total liabilities	**215,251**	**17,464**	**232,715**	180,699	24,106	209,805
Minority interests	**–**	**4,184**	**4,184**	–	2,677	2,677
Shareholders' funds	**–**	**19,819**	**19,819**	–	20,481	20,481
Total equity	**–**	**24,003**	**24,003**	–	23,158	23,158

The table below analyses assets and liabilities of the Group at 31 December based on contractual undiscounted repayment obligations:

In $ millions	Less than 7 days	1 week to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	Over 3 years	No specific maturity	Total
2008								
Cash and balances with central banks	4,654	6,666	2,471	1,011	–	–	996	15,798
Due from banks	8,555	4,708	2,213	1,978	792	2,519	3	20,768
Financial assets at fair value through profit or loss	613	375	1,058	1,532	3,910	2,666	295	10,449
Other securities[(a)]	385	1,380	2,437	5,090	13,835	21,295	1,188	45,610
Loans and advances to customers	12,110	14,684	15,382	18,821	28,748	67,966	–	157,711
Positive replacement values for financial derivatives	7,204	58	4	20	26	21	–	7,333
Other assets[(b)]	118	61	22	22	11	34	13,294	13,562
Total assets	33,639	27,932	23,587	28,474	47,322	94,501	15,776	271,231
Due to banks	3,472	3,009	1,314	425	62	141	–	8,423
Due to non-bank customers	116,008	39,995	26,231	12,548	501	672	–	195,955
Financial liabilities at fair value through profit or loss	511	406	1,254	2,361	4,454	3,930	11	12,927
Negative replacement values for financial derivatives and other financial liabilities[(c)]	8,860	27	55	407	231	499	147	10,226
Other liabilities[(d)]	1,891	81	218	85	144	408	3,393	6,220
Subordinated term debts	–	29	98	1,580	2,958	8,088	–	12,753
Total liabilities	130,742	43,547	29,170	17,406	8,350	13,738	3,551	246,504
Minority interests	–	–	–	–	–	–	4,184	4,184
Shareholders' funds	–	–	–	–	–	–	19,819	19,819
Total equity	–	–	–	–	–	–	24,003	24,003
Net liquidity gap	(97,103)	(15,615)	(5,583)	11,068	38,972	80,763	(11,778)	724

Notes to the Financial Statements

for the year ended 31 December 2008

In $ millions	Less than 7 days	1 week to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	Over 3 years	No specific maturity	Total
2007								
Cash and balances with central banks	1,298	2,457	7,665	4,196	–	–	3,042	18,658
Due from banks	5,154	2,187	4,510	7,252	877	3,562	–	23,542
Financial assets at fair value through profit or loss	945	2,256	1,141	1,971	5,721	9,774	1,529	23,337
Other securities[(a)]	426	1,526	2,641	9,268	8,998	19,718	2,323	44,900
Loans and advances to customers	9,099	12,954	11,351	10,633	18,412	54,182	–	116,631
Positive replacement values for financial derivatives	6,213	135	–	127	–	–	–	6,475
Other assets[(b)]	1,381	209	14	13	2	–	11,379	12,998
Total assets	24,516	21,724	27,322	33,460	34,010	87,236	18,273	246,541
Due to banks	3,695	6,552	4,015	1,231	51	185	–	15,729
Due to non-bank customers	86,381	32,083	14,889	10,504	209	1,152	–	145,218
Financial liabilities at fair value through profit or loss	1,120	1,018	986	2,873	4,549	9,229	20	19,795
Negative replacement values for financial derivatives and other financial liabilities[(c)]	7,196	24	123	871	93	24	38	8,369
Other liabilities[(d)]	2,233	198	164	55	232	428	4,341	7,651
Subordinated term debts	–	31	114	446	2,899	9,496	–	12,986
Total liabilities	100,625	39,906	20,291	15,980	8,033	20,514	4,399	209,748
Minority interests	–	–	–	–	–	–	2,677	2,677
Shareholders' funds	–	–	–	–	–	–	20,481	20,481
Total equity	–	–	–	–	–	–	23,158	23,158
Net liquidity gap	(76,109)	(18,182)	7,031	17,480	25,977	66,722	(9,284)	13,635

(a) Other securities include Singapore Government securities and treasury bills, financial investments and securities pledged
(b) Other assets include investments in associates, goodwill on consolidation, properties and other fixed assets, investment properties, deferred tax assets and other assets
(c) Other financial liabilities include bills payable and other debt securities in issue
(d) Other liabilities include current and deferred tax liabilities and other liabilities

The balances in the above table will not agree directly to the balances in the consolidated balance sheet as the table incorporates all cash flows, on an undiscounted basis, related to both principal as well as those associated with all future coupon payments.

Customer assets and liabilities (including non-maturing savings/current deposits) are represented on contractual basis or period when it can legally be withdrawn. On a behavioral basis, the assets and liabilities cash flows may differ from contractual basis.

48.1 Derivatives settled on a gross basis

The table below analyses the Group's derivative financial instruments that will be settled on a gross basis into relevant maturity groupings based on the remaining period from the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

In $ millions	Less than 7 days	1 week to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	Over 3 years	Total
2008							
Foreign exchange derivatives							
– outflow	**33,994**	**75,631**	**88,384**	**135,645**	**40,461**	**21,752**	**395,867**
– inflow	**34,089**	**75,682**	**88,495**	**136,118**	**40,532**	**21,429**	**396,345**
2007							
Foreign exchange derivatives							
– outflow	39,165	68,406	96,400	136,078	25,023	27,204	392,276
– inflow	39,186	68,555	96,476	136,372	25,111	26,802	392,502

48.2 Contingent liabilities and commitments

The table below shows the contractual expiry by maturity of the Group's contingent liabilities and commitments:

In $ millions	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
2008					
Guarantees, endorsements and other contingent items	**15,420**	**–**	**–**	**–**	**15,420**
Undrawn loan commitments[(a)] and other facilities	**69,343**	**5,341**	**1,107**	**290**	**76,081**
Operating lease commitments	**123**	**247**	**162**	**543**	**1,075**
Capital commitments	**68**	**12**	**–**	**–**	**80**
Total	**84,954**	**5,600**	**1,269**	**833**	**92,656**
2007					
Guarantees, endorsements and other contingent items	14,656	–	–	–	14,656
Undrawn loan commitments[(a)] and other facilities	86,036	2,917	2,155	206	91,314
Operating lease commitments	129	175	138	465	907
Capital commitments	52	22	9	1	84
Total	100,873	3,114	2,302	672	106,961

(a) Undrawn loan commitments are recognised at activation stage in 2008 and approval stage in 2007. These include commitments which are unconditionally cancellable by the Group

The Group expects that not all of the contingent liabilities and undrawn loan commitments will be drawn before expiry.

49 OPERATIONAL RISK

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people or systems, or from external events, including legal risk, but does not include strategic or reputation risk. An Operational Risk Management Framework, approved by the Board Risk Management Committee, has been developed with the objective to ensure that operational risks within the Group are identified, monitored, managed and reported in a structured, systematic and consistent manner.

To manage and control operational risk, the Framework encompasses various tools including, control self-assessment, risk event management, key risk indicator monitoring and process risk mapping. Risk events, including any significant incidents that may impact the Group's reputation, are required to be reported based on certain thresholds established. Key risk indicators with pre-defined escalation triggers are employed to facilitate risk monitoring in a forward looking manner. A process risk mapping framework was developed to identify the key risks and controls of key products/services in an end-to-end transaction cycle.

A key component of the Framework is a set of Core Operational Risk Standards which provides guidance on the baseline controls to ensure a controlled and sound operating environment. Each new product or service introduced is subject to risk review and sign-off process where relevant risks are identified and assessed by departments independent of the

Notes to the Financial Statements

for the year ended 31 December 2008

risk-taking unit proposing the product or service. Variations of existing products or services and outsourcing initiatives, are also subject to a similar process. Major operational risk mitigation programmes include Business Continuity Management and Global Insurance Programme. On an annual basis, the CEO provides an attestation to the Board on the state of business continuity management of the Group, including any residual risks.

The Group Operational Risk Committee oversees the Group's operational risk management infrastructure, including the Framework, policies, processes, information, methodologies and systems. The Group Operational Risk Committee also performs regular review of the operational risk profiles of the Group, and endorses and recommends corporate operational risk policies to be approved by senior management.

50 CAPITAL MANAGEMENT

The Group's capital management policies are to diversify its sources of capital, to allocate capital efficiently, guided by the need to maintain a prudent relationship between available capital and the risks of its underlying businesses and to meet the expectations of key constituencies, including investors, regulators and rating agencies. The Group has complied with all capital adequacy ratios prescribed by the regulators.

The capital management process, which is centrally supervised by senior management, includes periodic reviews of both the demand for and supply of capital across the Group. Overseas subsidiaries and non-banking subsidiaries of the Group may be required to comply with country-specific and industry-specific capital requirements depending on the applicable jurisdiction and industry they operate in. Available capital is allocated across competing demands, guided by the policies outlined above, and to ensure regulatory compliance. Quarterly updates are provided to the Board of Directors.

The following table sets forth details of capital resources and capital adequacy ratios for the Group. MAS Notice to Banks No. 637 "Notice on Risk Based Capital Adequacy Requirements for Banks incorporated in Singapore" sets out the current requirements relating to the minimum capital adequacy ratios for a bank incorporated in Singapore and the methodology a bank incorporated in Singapore shall use for calculating these ratios.

In $ millions	2008	2007(a)
Tier 1 Capital		
Share capital	**4,215**	4,164
Disclosed reserves and others	**20,180**	18,092
Less: Tier 1 Deductions	**6,022**	5,897
Eligible Tier 1 capital	**18,373**	16,359
Tier 2 Capital		
Loan allowances admitted as Tier 2	**656**	1,210
Subordinated debts	**6,571**	7,087
Revaluation surplus from equity securities	**27**	177
Less: Tier 2 Deductions	**106**	102
Total eligible capital	**25,521**	24,731
Risk-weighted assets	**182,685**	184,601
Capital Adequacy Ratio (%)		
Tier 1 ratio	**10.1**	8.9
Tier 2 ratio	**3.9**	4.5
Total (Tier 1 and 2) ratio	**14.0**	13.4

(a) Figures have been reclassified to make them consistent with the current period's presentation

The Group has adopted the capital adequacy requirements of Basel II as set out in the revised Monetary Authority of Singapore Notice to Banks No. 637 (Notice on Risk Based Capital Adequacy Requirements for Banks incorporated in Singapore) with effect from 1 January 2008.

51 SEGMENTAL REPORTING

51.1 Business segment reporting

The business segment results are prepared based on the Group's internal management reporting reflective of the organisation's management reporting structure. The activities of the Group are highly integrated and accordingly, internal allocation has to be made in preparing the segment information. As a result, amounts for each business segment are shown after the allocation of certain centralised costs, funding income and the application of transfer pricing, where appropriate. Transactions between segments are recorded within the segment as if they are third party transactions and are eliminated on consolidation.

The various business segments are described below:

Consumer Banking
Consumer Banking provides individual customers with a diverse range of banking and related financial services. The products and services available to customers include current and savings accounts, fixed deposits, loans and home finance, cards, payments and investment products.

Institutional Banking
Institutional Banking provides financial services and products to large corporate, institutional clients and small and medium-sized businesses. The products and services available to customers include corporate finance and advisory banking services for mergers and acquisitions, capital raising through debt and equity markets, capital restructuring, syndicated finance, securities and fiduciary services, cash management and trade services, private equity and credit facilities (overdraft, factoring/accounts receivable purchase, commercial/industrial property financing, hire purchase and government financing and assistance schemes), deposit and treasury products.

Global Financial Markets
Global Financial Markets provides treasury services to corporations, institutional and private investors, financial institutions and other market participants. It is primarily involved in market making, structuring, equity and debt sales and trading across a broad range of financial products including foreign exchange, interest rate/credit/equity and other structured derivatives. Income from these financial products and services offered to the customer of other business segments, e.g. Consumer Banking, Enterprise Banking and Corporate and Investment Banking, is reflected in the respective segments. Global Financial Markets also provides equity services through DBS Vickers Securities (DBSV). DBSV offers a wide range of services to retail and corporate customers including research, sales and trading, share placement, nominees and securities custodian services and distribution of primary and secondary issues.

Central Treasury Unit
Central Treasury Unit is responsible for the management of the Group's asset and liability interest rate positions and investment of the Group's excess liquidity and shareholders' funds.

Central Operations
Central Operations encompasses a range of activities resulting from central corporate decisions and the related income and expenses not attributed to business segments. These include funding costs of the Group's associates, joint ventures and subsidiaries and gains/losses on properties. Private banking activities and asset management activities are included in this segment.

The following table analyses the results, total assets and total liabilities of the Group by business segments:

In $ millions	Consumer Banking	Institutional Banking	Global Financial Markets	Central Treasury Unit	Central Operations[(a)]	Total
2008						
Net interest income	**1,130**	**1,707**	**1,190**	**648**	**(374)**	**4,301**
Non-interest income	**611**	**974**	**(159)**	**44**	**282**	**1,752**
Expenses	**1,142**	**758**	**483**	**30**	**242**	**2,655**
Allowances for credit and other losses	**42**	**427**	**64**	**223**	**132**	**888**
Profit before tax	**557**	**1,496**	**486**	**439**	**(393)**	**2,585**
Total assets before goodwill	**36,004**	**96,586**	**86,760**	**26,344**	**5,177**	**250,871**
Goodwill on consolidation						**5,847**
Total assets						**256,718**
Total liabilities	**95,537**	**60,390**	**48,930**	**1,496**	**26,362**	**232,715**
Capital expenditure	**67**	**19**	**18**	**–**	**195**	**299**
Depreciation	**32**	**9**	**11**	**–**	**97**	**149**

Notes to the Financial Statements

for the year ended 31 December 2008

In $ millions	Consumer Banking	Institutional Banking	Global Financial Markets	Central Treasury Unit	Central Operations[(a)]	Total
2007						
Net interest income	1,718	1,528	946	349	(433)	4,108
Non-interest income	688	947	78	16	326	2,055
Expenses	1,091	796	516	31	184	2,618
Allowances for credit and other losses	23	312	5	262	15	617
Profit before tax	1,292	1,367	516	72	(209)	3,038
Total assets before goodwill	32,148	79,307	83,816	27,930	3,920	227,121
Goodwill on consolidation						5,842
Total assets						232,963
Total liabilities	83,171	52,044	47,039	1,458	26,093	209,805
Capital expenditure	62	13	17	–	104	196
Depreciation	25	9	11	–	81	126

(a) 2008 includes one-time gain from sale of office buildings in Hong Kong, impairment charges for a Thai investment and restructuring costs of $127 million. 2007 includes one-time allowance write-back for a Singapore property and impairment charges for a Thai investment of $186 million (or $209 million after minority interests)

51.2 Geographical segment reporting

Income and net profit attributable to shareholders (Net profit) are based on the country in which the transactions are booked. Total assets are shown by geographical area in which the assets are booked. It would not be materially different if total assets shown are based on the country in which the counterparty or assets are located. The total assets, income and net profit are stated after elimination of inter-group assets and revenues.

	The Group					
In $ millions	Singapore	Hong Kong	Rest of Greater China[(c)]	South and Southeast Asia[(d)]	Rest of the World[(e)]	Total
2008						
Total income	**3,672**	**1,433**[(a)]	**379**	**359**	**210**	**6,053**
Net profit	**1,418**[(a)]	**400**[(a)]	**104**	**151**	**66**	**2,139**
Total assets before goodwill	**170,132**	**44,119**	**16,563**	**9,889**	**10,168**	**250,871**
Goodwill on consolidation						**5,847**
Total assets						**256,718**
2007						
Total income	3,942	1,618	206	269	128	6,163
Net profit	1,597[(b)]	686	64	106	(4)	2,449
Total assets before goodwill	149,299	47,199	10,905	8,199	11,519	227,121
Goodwill on consolidation						5,842
Total assets						232,963

(a) Includes one-time gain from sale of office buildings in Hong Kong, impairment charges for a Thai investment and restructuring costs of $127 million in 2008
(b) Includes one-time allowance write-back for a Singapore property and impairment charges for a Thai investment of $209 million in 2007
(c) Rest of Greater China includes branch, subsidiary and associate operations in Mainland China and Taiwan
(d) South and Southeast Asia includes branch, subsidiary, joint venture and associate operations in India, Indonesia, Malaysia and the Philippines
(e) Rest of the World includes branch operations in South Korea, Japan, United States of America and United Kingdom

52 List of Subsidiaries, Joint Ventures, Associates and Special Purpose Entities

The significant operating subsidiaries in the Group are listed below:

	Name of subsidiary	Principal activities	Country of incorporation	Share capital Currency	Share capital In millions	Effective shareholding % 2008	Effective shareholding % 2007
	Held by the Company						
1.	DBS Bank Ltd	Retail, corporate and investment banking services	Singapore	SGD	12,096	**100**	100
	Held by the Bank						
2.	DBS Asset Management Ltd	Investment management services	Singapore	SGD	64	**100**	100
3.	DBS China Square Ltd	Property investment holding	Singapore	SGD	229	**70**	70
4.	DBS Trustee Ltd	Trustee services	Singapore	SGD	3	**100**	100
5.	DBS Vickers Securities Holdings Pte Ltd	Investment holding	Singapore	SGD	403	**100**	100
6.	The Islamic Bank of Asia Limited	Provision of Shariah compliant Islamic Banking products and services	Singapore	USD	500	**50**	50
7.	Salte Pte Ltd	Purchase and sale of assets, provision of asset financing and raising funds	Singapore	SGD	4	**100**	100
8.	DBS Diamond Holdings Ltd	Investment holding	Bermuda	USD	3,461	**100**	100
9.	DBS Capital Funding Corporation**	Capital funding	Cayman Islands	USD	#	**100**	100
10.	DBS Capital Funding II Corporation**	Capital funding	Cayman Islands	USD	#	**100**	–
11.	DBS Bank (China) Limited*	Retail, small and medium-sized enterprise and corporate banking services	China	CNY	4,000	**100**	100
12.	DBS Asia Capital Limited*	Corporate finance and advisory services	Hong Kong	HKD	92	**100**	100
13.	PT Bank DBS Indonesia*	Commercial banking and financial services	Indonesia	IDR	2,225,000	**99**	99
14.	DBSAM Funds*	Collective investment scheme	Luxembourg	USD	10	**99.7**	99.7
15.	DBS Insurance Agency (Taiwan) Limited*	Provision of insurance agency services	Republic of Taiwan	NTD	3	**100**	–
	Held by other subsidiaries						
16.	AXS Infocomm Pte Ltd[(a)]	Development and operation of multimedia transactional pay phone kiosks	Singapore	SGD	19	**86.2**	64.8
17.	DBS Vickers Securities (Singapore) Pte Ltd	Securities and futures broker	Singapore	SGD	50	**100**	100
18.	DBS Vickers Securities Online Holdings Pte Ltd	Investment holding	Singapore	SGD	35	**100**	100
19.	DBS Vickers Research (Singapore) Pte Ltd	Market research consultants	Singapore	SGD	1	**100**	100
20.	Vickers Ballas Asset Management Pte Ltd	Marketing, distributing and managing investment funds	Singapore	SGD	1	**100**	100
21.	DBS Vickers Securities Nominees (Singapore) Pte Ltd	Nominee services	Singapore	SGD	#	**100**	100
22.	DBS Asset Management (United States) Pte Ltd	Investment management services	Singapore	SGD	#	**100**	100
23.	DBS Asset Management (Hong Kong) Ltd*	Investment management services	Hong Kong	HKD	13	**100**	100
24.	DBS Bank (Hong Kong) Limited*	Retail, corporate and investment banking services	Hong Kong	HKD	5,200	**100**	100

Notes to the Financial Statements

for the year ended 31 December 2008

Name of subsidiary	Principal activities	Country of incorporation	Share capital Currency	Share capital In millions	Effective shareholding % 2008	Effective shareholding % 2007
25. DBS Corporate Services (Hong Kong) Limited*	Investment holding and corporate services	Hong Kong	HKD	1	**100**	100
26. DHB Limited*	Investment holding	Hong Kong	HKD	500	**100**	100
27. DBS Vickers (Hong Kong) Limited*	Securities and futures broker	Hong Kong	HKD	150	**100**	100
28. DBS Vickers Securities Nominees (Hong Kong) Limited*	Nominee services	Hong Kong	HKD	#	**100**	100
29. DBS Vickers Securities (Hong Kong) Limited*	Investment holding	Hong Kong	HKD	8	**100**	100
30. Vickers Ballas Investment Management Ltd*	Investment holding	Hong Kong	HKD	10	**100**	100
31. Kenson Asia Ltd*	Corporate services	Hong Kong	HKD	#	**100**	100
32. Kingly Management Ltd*	Corporate services	Hong Kong	HKD	#	**100**	100
33. Ting Hong Nominees Limited*	Nominee services	Hong Kong	HKD	#	**100**	100
34. Hang Lung Bank (Nominees) Limited*	Nominee services	Hong Kong	HKD	#	**100**	100
35. DBS Kwong On (Nominees) Limited*	Nominee services	Hong Kong	HKD	#	**100**	100
36. Overseas Trust Bank Nominees Limited*	Nominee services	Hong Kong	HKD	#	**100**	100
37. Worldson Services Ltd*	Corporate services	Hong Kong	HKD	#	**100**	100
38. PT DBS Vickers Securities (Indonesia)*	Securities broker	Indonesia	IDR	55,000	**99**	99
39. DBS Vickers Securities (Thailand) Co. Ltd*	Securities broker	Thailand	THB	690	**100**	100
40. DHJ Management Limited**	Corporate services	British Virgin Islands	USD	#	**100**	100
41. JT Administration Limited**	Corporate services	British Virgin Islands	USD	#	**100**	100
42. Market Success Limited**	Corporate services	British Virgin Islands	USD	#	**100**	100
43. Kendrick Services Limited**	Corporate directorship services	British Virgin Islands	USD	#	**100**	100
44. Lushington Investment Limited**	Corporate shareholding services	British Virgin Islands	USD	#	**100**	100
45. Quickway Limited**	Corporate directorship services	British Virgin Islands	USD	#	**100**	100
46. DBS Group (Hong Kong) Limited*	Investment holding	Bermuda	USD	356	**100**	100
47. DBS Vickers Securities (UK) Ltd*	Securities broker	United Kingdom	GBP	#	**100**	100
48. DBS Vickers Securities (USA), Inc***	Securities broker	United States	USD	3	**100**	100
49. DBS Trustee H.K. (Jersey) Limited*	Trustee services	Jersey	GBP	#	**100**	100
50. DBS Trustee H.K. (New Zealand) Limited**	Trustee services	New Zealand	NZD	#	**100**	–
51. DNZ Limited**	Nominee services	Samoa	USD	#	**100**	–
52. Asian Islamic Investment Management Sdn Bhd(b)*	Investment management services	Malaysia	RM	10	**51**	–

\# *Amount under $500,000*

* *Audited by PricewaterhouseCoopers LLP firms outside Singapore*

** *No statutory audit was performed for these companies as it is not mandatory under local laws and regulations*

*** *Audited by other auditors*

(a) *Shareholding includes 26.4% (2007: 10.8%) held through the Bank. In addition, there is an indirect shareholding of 10.6% (2007: 9.5%) held through Network for Electronic Transfers (Singapore) Pte Ltd*

(b) *In addition to the effective shareholding of 51%, there is an indirect shareholding of 13.6% held through Hwang-DBS (Malaysia) Bhd*

The significant joint ventures in the Group are listed below:

	Name of joint venture	Principal activities	Country of incorporation	Share capital Currency	Share capital In millions	Effective shareholding % 2008	Effective shareholding % 2007
	Held by the Bank						
1.	Ayala DBS Holdings Inc.***	Investment holding	The Philippines	PHP	3,340	**40.0**	40.0
2.	Cholamandalam DBS Finance Limited***	Consumer finance	India	INR	665	**37.5**	37.5
	Held by other subsidiaries						
3.	Hutchinson DBS Card Limited*	Provision of credit card services	British Virgin Islands	HKD	1	**50.0**	50.0

* *Audited by PricewaterhouseCoopers LLP firms outside Singapore*
*** *Audited by other auditors*

The significant associates in the Group are listed below:

	Name of associate	Principal activities	Country of incorporation	Share capital Currency	Share capital In millions	Effective shareholding % 2008	Effective shareholding % 2007
	Quoted – Held by the Bank						
1.	Bank of the Philippine Islands***	Commercial banking and financial services	The Philippines	PHP	32,456	**20.3**	20.3
	Quoted – Held by other subsidiaries						
2.	Hwang – DBS (Malaysia) Bhd[(a)]*	Investment holding	Malaysia	RM	255	**27.7**	27.7
	Unquoted – Held by the Bank						
3.	Century Horse Group Limited***	Financial services	British Virgin Islands	USD	#	**20.0**	20.0
4.	Clearing and Payment Services Pte Ltd	Provides service infrastructure for clearing payment and settlement of financial transactions	Singapore	SGD	3	**33.3**	33.3
5.	Network for Electronic Transfers (Singapore) Pte Ltd	Electronic funds transfer	Singapore	SGD	7	**33.3**	33.3
6.	Orix Leasing Singapore Ltd***	Leasing and hire-purchase financing of equipment, provision of installment loans and working capital financing	Singapore	SGD	3	**30.0**	30.0
7.	Raffles Fund 1 Limited**	Investment holding	Cayman Islands	USD	3	**29.0**	–
8.	Investment and Capital Corporation of the Philippines***	Financial services	The Philippines	PHP	300	**20.0**	20.0

Notes to the Financial Statements

for the year ended 31 December 2008

	Name of associate	Principal activities	Country of incorporation	Share capital Currency	Share capital In millions	Effective shareholding % 2008	Effective shareholding % 2007
	Unquoted – Held by other subsidiaries						
9.	Hwang-DBS Investment Management Berhad*	Investment management services	Malaysia	RM	10	**30.0**	30.0
10.	Hwang-DBS Vickers Research (Malaysia) Sdn Bhd(b)*	Investment management	Malaysia	RM	3	**49.0**	49.0
11.	Singapore Consortium Investment Management Ltd	Investment management services	Singapore	SGD	1	**33.3**	33.3
12.	Changsheng Fund Management Company***	Establishment and management of investment	China	RMB	100	**33.0**	33.0

\# *Amount under $500,000*
* *Audited by PricewaterhouseCoopers LLP firms outside Singapore*
** *No statutory audit was performed for this company as it is not mandatory under local laws and regulations*
*** *Audited by other auditors*
(a) *Shareholding includes 4.15% held through the Bank*
(b) *In addition to the effective shareholding of 49%, there is an indirect shareholding of 14.1% (2007: 14.1%) held through Hwang-DBS (Malaysia) Bhd. There is no control over indirect shareholding, thus consolidation was not applied*

The significant operating special purpose entities controlled by the Group are listed below:

	Name of entity	Purpose of special purpose entity	Country of incorporation
1.	Zenesis SPC	Issuance of structured products	Cayman Islands
2.	Constellation Investment Ltd	Issuance of structured notes	Cayman Islands

53 SUBSEQUENT EVENTS

53.1 On 22 December 2008, the Group announced a rights issue to raise net proceeds of approximately $4 billion at an issue price of $5.42 for each rights share, on the basis of one rights share for every two ordinary shares held on 31 December 2008. On 30 January 2009, the Group alloted and issued 760,480,229 rights shares for valid acceptances received, and credited the share capital account with $4 billion. Refer to Note 15 for the impact on Earnings Per Ordinary Share data.

53.2 The Group's deferred tax liabilities have been computed on the corporate tax rate and tax laws prevailing at balance sheet date. On 22 January 2009, the Singapore Minister of Finance announced a reduction in corporate tax rate from 18% to 17% with effect from the year of assessment 2010. The Group's deferred tax expense for the current financial year have not taken into consideration the effect of the reduction in the corporate tax rate, which will be accounted for in the Group's deferred tax expense in the financial year ending 31 December 2009. If the new corporate tax rate of 17% is applied, the impact on the Group's deferred tax liabilities as of 31 December 2008 will not be material.

Basel II Pillar 3 Disclosures

Year ended 31 December 2008

DBS Group Holdings Ltd and its subsidiaries (the Group) have adopted Basel II as set out in the revised Monetary Authority of Singapore Notice to Banks No. 637 (Notice on Risk Based Capital Adequacy Requirements for Banks incorporated in Singapore or MAS Notice 637) with effect from 1 January 2008.

The Group views Basel II as part of continuing efforts to strengthen its risk management culture and ensure that the Group pursues business growth across segments and markets with the right risk management discipline, practices and processes in place.

The following information concerning the Group's risk exposures, risk management practices and capital adequacy is disclosed as accompanying information to the annual report, and does not form part of the audited accounts.

1 SCOPE OF APPLICATION

The Group applies the Basel II Internal Ratings-Based Approach (IRBA) for computing part of its regulatory capital requirements for credit risk. Approved wholesale portfolios are on the Foundation IRBA, while the approved retail portfolios are on the Advanced IRBA. DBS Bank (Hong Kong) Limited will adopt IRBA and Standardised Approach (SA) with effect from 1 January 2009. For 2008, the Hong Kong Monetary Authority prescribed Basic Approach was adopted for the credit exposures of DBS Bank (Hong Kong) Limited. Most of the remaining credit exposures are on the Standardised Approach. The Group also adopts the Standardised Approaches for operational and market risks.

The Group's capital requirements are generally based on the principles of consolidation adopted in the preparation of its financial statements, as discussed in Note 2.2 to the Financial Statements, except where deductions from eligible capital are required under MAS Notice 637 or where entities meet separation requirements set by the MAS. Refer to Note 52 to the Financial Statements for the list of consolidated entities.

Certain subsidiaries are subject to minimum capital requirements imposed by their respective regulatory agencies. During the course of the year, these subsidiaries did not experience any impediments in the distribution of dividends.

2 REGULATORY CAPITAL MANAGEMENT

2.1 Key capital management principles

The Group's capital management policies are to diversify its sources of capital; to allocate capital efficiently, guided by the need to maintain a prudent relationship between available capital and the risks of its underlying businesses; and to meet the expectations of key constituencies, including investors, regulators and rating agencies.

The capital management process, which is centrally supervised by senior management, includes periodic reviews of both the demand for and supply of capital across the Group. Available capital is allocated across competing demands, guided by the policies outlined above, and to ensure regulatory compliance. Quarterly updates are provided to the Board of Directors.

2.2 Capital structure and adequacy

The following table sets forth details on the capital resources and capital adequacy ratios for the Group as of 31 December 2008. The capital adequacy ratios of the Group are not materially different from that of DBS Bank Group (DBS Bank Ltd and its subsidiaries). MAS Notice 637 sets out the current requirements relating to the minimum capital adequacy ratios for a bank incorporated in Singapore and the methodology for calculating these ratios. The Group's tier 1 and total capital adequacy ratios as of 31 December 2008 were 10.1% and 14.0% respectively, which are above the MAS minimum requirements of 6.0% and 10.0%.

The constituents of total eligible capital are set out in MAS Notice 637 Part VI. These include shareholders' funds after regulatory-related adjustments, minority interests, and eligible capital instruments issued by the Group. Refer to Notes 36 and 38 to the Financial Statements for the terms of these capital instruments.

In $ millions	2008
Tier 1 Capital	
Share capital	4,215
Disclosed reserves	15,996
Paid-up non-cumulative preference shares	1,100
Minority interests	463
Innovative Tier 1 instruments	2,621
Less: Deductions from Tier 1 capital	
Goodwill and deferred tax assets	5,916
Other deductions (50%)	106
Eligible Tier 1 capital	18,373
Tier 2 capital subject to limits	7,254
Less: Deductions from Tier 2 capital	
Other deductions (50%)	106
Total eligible capital	25,521
Risk-Weighted Assets (RWA)	
Credit	144,088
Market	28,394
Operational	10,203
Total RWA	182,685
Tier 1 Capital Adequacy Ratio (%)	10.1
Total Capital Adequacy Ratio (%)	14.0

Basel II Pillar 3 Disclosures

Year ended 31 December 2008

In $ millions	RWA 2008
Credit risk:	
Internal ratings-based approach (IRBA)	
Retail exposures	
Residential mortgage exposures	2,644
Other retail exposures	839
Wholesale exposures	
Sovereign exposures	2,619
Bank exposures	16,169
Corporate exposures	53,756
Corporate small business exposures	2,592
Specialised lending exposures	17,603
Equity exposures	4,596
Securitisation exposures	240
Total IRBA RWA	101,058
Adjusted IRBA RWA post scaling factor of 1.06	107,121
Standardised approach (SA)	
Residential mortgage exposures	559
Regulatory retail exposures	614
Corporate exposures	3,249
Private equity and venture capital (PE/VC) investment exposures	145
Other exposures	
Real estate, premises, equipment and other fixed assets	1,031
Exposures to individuals	3,414
Others	4,326
Total SA RWA	13,338
Basic approach	23,629
Total RWA for credit risk	144,088
Market risk:	
Standardised approach (SA)	
Interest rate risk	22,510
Equity position risk	185
Foreign exchange risk	5,699
Commodity risk	#
Total RWA for market risk	28,394
Operational risk standardised approach	10,203
Total RWA	182,685

 # Amount under $500,000

3 CREDIT RISK – GENERAL DISCLOSURES

3.1 Credit risk management

Credit risk is the risk of loss resulting from the failure of a borrowers or counterparties to meet their debt or contractual obligations. Credit exposure can arise from financial activities including lending, sales, trading, derivatives, payment transactions and securities settlements.

The Group Credit Risk Committee serves as an executive forum for discussion on credit trends and all aspects of credit risk management, including the identification, measurement, monitoring, mitigation and control processes.

The Group Credit Risk Committee sets and ensures adherence to the credit limits and policies at the country, sector and business levels. An enterprise-wide Core Credit Risk Policy sets forth the principles by which the Group conducts its credit risk management activities. The Policy ensures consistency in credit risk underwriting across the Group, and provides guidance in the formulation of business-specific credit policies.

Consumer credit risks are generally managed on a portfolio basis. Each account is assigned to a risk pool, taking into consideration factors such as borrower characteristics and collateral type. On the other hand, wholesale credit risks are analysed individually and approved by experienced credit officers who consider a number of factors related to the borrower's financial condition in the identification and assessment of credit risk. Validated credit risk rating tools are used in these assessments so that deteriorating exposures are systematically identified and appropriate remedial actions can be taken.

Credit control functions ensure that credit risks are being taken and maintained in compliance with group-wide credit policies and guidelines. These functions ensure proper activation of approved limits, appropriate endorsement of excesses and policy exceptions, and also monitor compliance with credit standards and/or credit covenants established by management and/or regulators.

An independent credit risk review team conducts regular reviews of credit exposures and judgmental credit risk management processes. It also conducts independent validation of internal credit risk rating processes on an annual basis. These reviews provide senior management with objective and timely assessments of the effectiveness of credit risk management practices and ensure group-wide policies, internal rating models and guidelines are being adopted consistently across different business units including relevant subsidiaries.

Stress testing of credit risk has assumed increasing importance in the discipline of credit risk management. DBS uses credit risk stress testing approaches to assess the vulnerability of the portfolio to "exceptional but plausible" adverse credit risk events.

3.2 Country risk

The principles and approach in the management of cross-border risk are set out in the Group's Country Risk Management Framework. The Framework includes an internal country (and sovereign) risk rating system where the assessments are made independent of business decisions. Benchmark country limits are set to alert the Group when exposures rise to levels that may imply concentration risk. Day-to-day operational country limits, called working limits, are also imposed to manage the shape and growth of the cross-border exposures as they build up. A rigorous scanning process is established, with the objective of adjusting country exposures according to risks perceived at the global, regional and country level. There are close consultations with the businesses and credit management in right sizing cross-border exposures to take into account not only risks and opportunities, but also the strategic intent of the Group.

3.3 Summary of credit exposures[(a)]

The following table summarises the Group's credit exposures:

In $ millions	2008 Exposures
Advanced IRBA	
Retail exposures	
Residential mortgage exposures	21,554
Other retail exposures	3,045
Foundation IRBA	
Wholesale exposures	
Sovereign exposures	31,680
Bank exposures	62,680
Corporate exposures	78,459
Corporate small business exposures	3,341
Specialised lending exposures	16,875
IRBA for equity exposures	2,417
IRBA for securitisation exposures	1,246
Total IRBA	221,297
SA	
Residential mortgage exposures	1,591
Regulatory retail exposures	818
Corporate exposures	3,288
PE/VC investment exposures	72
Other exposures	
Real estate, premises, equipment and other fixed assets	1,031
Exposures to individuals	3,398
Other exposures	5,721
Total SA	15,919
Total Basic Approach	34,312
Total	271,528

(a) Above amounts represent exposures after credit risk mitigation and where applicable include on-balance sheet amounts and credit equivalent amounts of off-balance sheet items determined in accordance with MAS Notice 637

Refer to Notes 46.1 and 48 to the Financial Statements for analysis of maximum exposures to credit risk by geographic, industry and residual contractual maturity distribution.

4 CREDIT RISK ASSESSED USING INTERNAL RATINGS-BASED APPROACH

4.1 Scope of application

The Group adopts various rating systems for the different asset classes under IRBA. There is a robust governance process for the development and approval of a credit risk model. Credit risk models developed are validated by an independent risk unit in the Group to ensure they are fit for purpose. The models are placed through a rigorous review process prior to endorsement by Group Credit Risk Committee and have to be approved by the Board Risk Management Committee before use.

To ensure the adequacy and robustness of these rating systems on a continual basis, the Group conducts monthly performance monitoring on these rating systems and reports the results to the Group Credit Risk Committee. This process will highlight any material deterioration in the credit systems for management attention. In addition, an independent risk unit conducts formal validation annually for each of the rating systems. The validation processes are also subject to an independent review by Group Audit.

The internal credit risk ratings produced by credit rating models are used to calculate the IRBA capital requirements. In addition, the ratings from the credit models are used as the basis to support the underwriting of credit, monitoring the performance of the portfolios and determining business strategies.

The Group applies the supervisory Loss Given Default (LGD) estimate provided by MAS for its Foundation IRBA portfolios. These supervisory LGD estimates are used in the computation of risk-weights and regulatory capital calculations for the portfolios. For its Advanced IRBA portfolios, the LGD is estimated based on internal models, and used in capital calculations and risk return assessments.

Exposure or Exposure-at-Default (EAD) is the sum of the on-balance sheet amount and/or credit equivalent of the off-balance sheet item multiplied by a credit conversion factor determined in accordance with MAS Notice 637.

4.2 Retail exposures

Retail portfolios are categorised into asset classes under the Advanced IRBA, namely Residential Mortgages and Other Retail Exposures, including vehicle loans extended to individuals.

Within each asset class, exposures are managed on a portfolio basis. Each account is assigned to a risk pool, taking into consideration factors such as borrower characteristics and collateral type. Loss estimates are based on historical default and realised losses within a defined period. The definition of

Basel II Pillar 3 Disclosures

Year ended 31 December 2008

default is applied at the level of a particular facility, rather than at the level of the obligor. Business-specific credit risk policies and procedures including underwriting criteria, scoring models, approving authorities, frequency of asset quality and business strategy reviews; as well as systems, processes and techniques to monitor portfolio performance against benchmarks are in place. Risk models are being used for secured loans to update risk level of each loan on a monthly basis, reflecting the broad usage of risk models in portfolio quality reviews in accordance with Basel II principles.

The following tables summarise the Group's retail credit exposures measured using IRBA as of 31 December 2008:

(A) Residential mortgage exposures[c]

EL% range	Exposures (In $ millions)	Exposure-weighted average risk-weights[a] (%)
Up to 0.10%	15,984	4
> 0.10% to 0.50%	5,374	36
> 0.50%	196	68[b]
Total	21,554	12[b]

(a) Percentages disclosed are before the application of applicable IRBA scaling factor
(b) Excludes default exposures
(c) Includes undrawn commitments set out in table (C) below

(B) Other retail exposures

EL% range	Exposures (In $ millions)	Exposure-weighted average risk-weights[a] (%)
Up to 0.30%	2,524	21
> 0.30%	521	61[b]
Total	3,045	28[b]

(a) Percentages disclosed are before the application of applicable IRBA scaling factor
(b) Excludes default exposures

(C) Undrawn commitment for retail exposures

In $ millions	Notional amount	Credit equivalent amount[a]
Residential mortgage exposures	2,390	1,943
Total	2,390	1,943

(a) Credit equivalent amount represents notional amounts multiplied by the applicable credit conversion factors

4.3 Wholesale exposures

Wholesale exposures comprised sovereign, bank, corporate, corporate small business, specialised lending and securitisation exposures. These exposures are assessed under the Foundation IRBA. The risk ratings for the wholesale exposures (other than securitisation exposures) have been mapped to likely corresponding external rating equivalents. A description of the rating grades is provided in the following table to give a qualitative explanation of the risk benchmarks.

Sovereign exposures are risk rated using internal risk rating models and guidelines in line with IRBA portfolios. Country specific macro-economic risk factors, political risk factors, social risk factors and liquidity risk factors are reviewed objectively in the sovereign rating models to assess the sovereign credit risk in a disciplined and systematic approach.

Bank exposures are assessed using a bank rating model covering various credit risk factors such as capital levels and liquidity, asset quality, earnings, management and market sensitivity. The risk ratings derived are benchmarked against external credit risk ratings, ensuring the internal rating systems are well aligned and appropriately calibrated.

Individual corporate credit are assessed using approved credit models, and reviewed and analysed by experienced credit approvers taking into consideration the relevant credit risk factors. Large corporate credits are assessed using approved models as well as reviews by designated credit approvers. Credit factors considered in the risk assessment process include the obligor's financial standing and outlook, industry and economic conditions, market position, access to capital and management strength. The Counterparty Risk Rating assigned to smaller business borrowers is primarily based on the borrower's financial position and strength, which are assessed via the use of a validated quantitative tool. This is supplemented by expert judgement of qualitative factors such as management strength by credit officers.

Credit ratings under the IRBA portfolios are reviewed on an annual basis at a minimum unless credit conditions require more frequent assessment. The Counterparty Risk Rating process is reinforced by the Facility Risk Rating Systems which considers other exposure risk mitigants, such as collateral, third party guarantees and transfer risk.

A default is considered to have occurred with regard to a particular obligor when either or both of the two following events have taken place.

- Subjective default: Obligor is unlikely to pay its credit obligations in full, without recourse by the Group to actions such as realising security (if held).
- Technical default: Obligor is past due more than 90 days on any credit obligation to the Group.

This is consistent with the guidance provided under MAS Notice 637.

A description of the internal ratings used for the various portfolios is as follows:

DBS Group PD Grade (ACRR)	Description of Rating Grade	Internal Classification	Likely Corresponding MAS Classification	Likely Corresponding S&P Rating Equivalent
PD Grade 1	Taking into account the impact of relevant economic, social or geopolitical conditions, capacity to meet its financial commitment is exceptional	Exceptional	Passed	AAA
PD Grade 2	Taking into account the impact of the relevant economic, social or geopolitical conditions, capacity to meet its financial commitment is excellent	Excellent	Passed	AA+, AA, AA-
PD Grade 3	More susceptible to adverse economic, social, geopolitical conditions and other circumstances. Capacity to meet its financial commitment is strong	Strong	Passed	A+, A, A-
PD Grade 4A/4B	Adequate protection against adverse economic, social or geopolitical conditions or changing circumstances. More likely to lead to a weakened capacity of the obligor to meet its financial commitment	Good	Passed	BBB+/BBB
PD Grade 5	Relatively worse off than an obligor rated "4B" but exhibits adequate protection parameters	Satisfactory	Passed	BBB-
PD Grade 6A/6B	Satisfactory capacity to meet its financial commitment but capacity may become inadequate due to adverse business, financial, economic, social or geopolitical conditions and changing circumstances	Acceptable	Passed	BB+/BB
PD Grade 7A/B	Marginal capacity to meet its financial commitment but capacity may become inadequate or uncertain due to adverse business, financial, economic, social or geopolitical conditions and changing circumstances	Marginal	Passed	BB-
PD Grade 8A	Sub-marginal capacity to meet its financial commitment. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment	Sub-Marginal	Passed	B+
PD Grade 8B/8C	Low capacity to meet its financial commitment. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment	Special Caution	Special Mention	B/B-
PD Grade 9	Vulnerable to non-payment and is dependent upon favourable business, financial, and economic conditions for the obligor to meet its financial commitment. Likely to have little capacity to meet its financial commitment under adverse conditions	Sub-Performing	Sub-Standard (Non-Defaulting)	CCC-C
PD Grade 10 and Above	An obligor rated "10" and above is in default (as defined under Basel II)	Default	Sub-Standard and Below (Defaulting)	D

Basel II Pillar 3 Disclosures

Year ended 31 December 2008

The following tables summarise the Group's wholesale credit exposures using IRBA as of 31 December 2008:

(A) Sovereign exposures

PD grade	PD range (%)	Exposures (In $ millions)	Exposure-weighted average risk-weights[a] (%)
PD grade 1-3	0.00 – 0.10	30,508	6
PD grade 4A/4B	0.10 – 0.33	145	35
PD grade 6A/6B	0.47 – 1.11	784	70
PD grade 7A-9	1.11 – 99.99	243	101
Total		31,680	8

(a) Percentages disclosed are before the application of applicable IRBA scaling factor

(B) Bank exposures

PD grade	PD range (%)	Exposures (In $ millions)	Exposure-weighted average risk-weights[a] (%)
PD grade 1-3	0.03[c] – 0.10	42,764	13
PD grade 4A/4B	0.10 – 0.33	10,635	41
PD grade 5	0.33 – 0.47	3,073	53
PD grade 6A/6B	0.47 – 1.11	4,691	66
PD grade 7A-9	1.11 – 99.99	1,469	111
PD grade 10	Default	48	NA
Total		62,680	26[b]

NA Not Applicable
(a) Percentages disclosed are before the application of applicable IRBA scaling factor
(b) Excludes default exposures
(c) For bank exposures, the PD is the greater of the one-year PD associated with the internal borrower grade to which that exposure is assigned, or 0.03% as specified in MAS Notice 637

(C) Corporate exposures

PD grade	PD range (%)	Exposures (In $ millions)	Exposure-weighted average risk-weights[a] (%)
PD grade 1-3	0.03[c] – 0.10	10,905	17
PD grade 4A/4B	0.10 – 0.33	8,058	44
PD grade 5	0.33 – 0.47	13,786	55
PD grade 6A/6B	0.47 – 1.11	23,135	72
PD grade 7A-9	1.11 – 99.99	21,618	112
PD grade 10	Default	957	NA
Total		78,459	69[b]

NA Not Applicable
(a) Percentages disclosed are before the application of applicable IRBA scaling factor
(b) Excludes default exposures
(c) For corporate exposures, the PD is the greater of the one-year PD associated with the internal borrower grade to which that exposure is assigned, or 0.03% as specified in MAS Notice 637

(D) Corporate small business[c] exposures

PD grade	PD range (%)	Exposures (In $ millions)	Exposure-weighted average risk-weights[a] (%)
PD grade 4A/4B	0.10 – 0.33	35	48
PD grade 5	0.33 – 0.47	257	49
PD grade 6A/6B	0.47 – 1.11	1,837	67
PD grade 7A-9	1.11 – 99.99	1,130	108
PD grade 10	Default	82	NA
Total		3,341	80[b]

NA Not Applicable
(a) Percentages disclosed are before the application of applicable IRBA scaling factor
(b) Excludes default exposures
(c) Corporate small business refers to corporations with reported annual sales of less than $100 million as defined under MAS Notice 637

4.4 Specialised lending exposures

Specialised lending IRBA portfolios consisting of income-producing real estate finance, project finance, object finance, hotel finance and structured trade/commodities finance adopt the supervisory slotting criteria specified under Annex 7V of MAS Notice 637. The supervisory slotting criteria guidelines under the supervisory rating categories are used to determine the risk-weights to calculate the credit risk-weighted exposures.

The following table summarises the Group's specialised lending exposures as of 31 December 2008:

2008	RWA (In $ millions)	Exposures (In $ millions)	Exposure-weighted average risk-weights[a] (%)
Strong	1,872	3,136	60
Good	6,218	8,080	77
Satisfactory	3,712	3,229	115
Weak	5,801	2,375	244
Default	NA	55	NA
Total	17,603	16,875	105[b]

NA Not Applicable
(a) Percentages disclosed are before the application of applicable IRBA scaling factor
(b) Excludes default exposures

4.5 Securitisation exposures

The Group invests in securitised assets to meet various corporate objectives, including asset diversification and yield enhancement. Securitised assets are typically rated by external rating agencies, and the Ratings-Based Method (RBM) is used to calculate the risk-weights of the exposures. The Group only accepts ratings from Standard & Poor's, Moody's and Fitch for such exposures.

The Group's investments in securitised assets are accounted for using the principles of Financial Reporting Standards (FRS) 39. Refer to Note 2.7 to the Financial Statements for the Group's accounting policies on financial assets. The Group is not active in securitisation activities that are motivated by credit risk transfer or other strategic considerations.

The table below sets out the securitisation exposures (net of specific allowances) purchased by the Group, analysed by risk-weights:

2008 In $ millions	Exposures subject to Rating-Based Method (RBM)	Exposures not subject to RBM	RWA	Deductions from Tier 1 capital and Tier 2 capital
Risk-weights				
0% -12%	192	–	21	–
15% - 18%	455	–	69	–
20% - 50%	563	–	130	–
60% - 650%	20	–	20	–
Deducted	6	10	–	16
Total	1,236	10	240	16

The table below sets out the securitisation exposures (net of specific allowances) purchased by the Group, analysed by exposure type:

2008 In $ millions	Total exposures	Exposures subject to RBM	Deductions from Tier 1 capital and Tier 2 capital
Exposure type			
ABS collateralised debt/loan obligations (CDO)	81	75	6
Non-ABS CDO, Mortgage-Backed Securities (MBS) and others	1,165	1,155	10
Total	1,246	1,230	16

There was no other divestment of securitised assets except for the redemption of notes by their respective issuers during the year.

4.6 Provisioning policies for past due and impaired exposures

Refer to the Notes to the Financial Statements listed in the following table for the Group's provisioning policies in relation to past due and impaired exposures.

Notes to the Financial Statements	Financial disclosures
2.8	The Group's accounting policies on the assessment of specific and general allowances on financial assets
46.3	Classified loans and past due loans by geographic and industry distribution
13, 20, 21 and 33	Movements in specific and general allowances during the year for the Group

4.7 Analysis of actual losses

The following table indicates the actual loss during the financial year ended 31 December 2008. Actual loss refers to impairment loss allowance and charge-off to the Group's income statement during the financial year ended 31 December 2008.

In $ millions	2008 Actual loss
Retail exposures	
Residential mortgage and other retail exposures	(5)
Wholesale exposures	
Bank and sovereign exposures	40
Corporate and specialised lending exposures	131
Total	166

5 CREDIT RISK ASSESSED USING STANDARDISED APPROACH

5.1 Scope of application

The Group applies the SA for portfolios which are individually immaterial in terms of both size and risk profile and for transitioning portfolios. These portfolios include:

- IRBA-transitioning retail exposures
- IRBA-exempt retail exposures
- IRBA-exempt wholesale exposures

The transitioning retail exposures, namely revolving clean line of credit and credit cards portfolios, are expected to transit to the Advanced IRBA over the next few years subject to certification by MAS. In the meantime, the SA has been applied.

Basel II Pillar 3 Disclosures

Year ended 31 December 2008

The portfolios under the SA are subject to the Group's overall governance framework and credit risk management practices. Under this framework, the Group continues to monitor the size and risk profile of these portfolios and will look to enhance the sophistication of risk measurement process should these risk exposures become material.

The Group uses external ratings for credit exposures under the SA, where relevant, and the Group only accepts ratings from Standard & Poor's, Moody's and Fitch in such cases. The Group follows the process prescribed in MAS Notice 637 to map the ratings to the relevant risk-weights.

For DBS Bank (Hong Kong) Limited, the Hong Kong Monetary Authority prescribed Basic Approach was adopted for its credit exposures for 2008. With effect from 1 January 2009, DBS Bank (Hong Kong) Limited will adopt IRBA and SA.

5.2 Exposures by risk-weights

The following table represents the exposures under SA (excluding PE/VC investment exposures disclosed in Note 10 to the Basel II Pillar 3 Disclosures), analysed by risk-weights:

In $ millions	2008 Exposures
Risk-weights	
0%	1,364
20%	39
35%	1,587
50%	83
75%	817
100%	11,920
150%	37
Total	15,847

6 CREDIT RISK MITIGATION

Credit risk mitigation techniques are taken into account when analysing credit risk-weighted asset amount. Amounts are adjusted for eligible financial collateral or other eligible collaterals allowed under MAS Notice 637.

Recognised collaterals include both financial and physical assets. Financial collaterals consist of mainly cash deposits, debt securities and shares, while physical collaterals include lands and buildings, vehicles and equipments.

Eligible credit protection is also used to abate credit losses in the event that the exposure defaults. Refer to Note 46 to the Financial Statements for the policies and procedures on credit risk mitigation techniques. The Group adopts the comprehensive approach for credit risk mitigation and the impact on PD or LGD is based on the same guidelines for Foundation IRBA portfolios.

The following table summarises the extent to which credit exposures are covered by eligible financial collateral, other eligible collateral and eligible credit protection after the application of haircuts:

2008 In $ millions	Eligible financial collateral	Other eligible collateral	Amount by which credit exposure have been reduced by eligible credit protection
Foundation IRBA			
Wholesale exposures			
Sovereign exposures	375	–	–
Bank exposures	774	–	63
Corporate exposures	2,555	3,326	2,040
Corporate small business exposures	78	1,313	11
Sub-total	3,782	4,639	2,114
SA			
Residential mortgage exposures	118	–	–
Regulatory retail exposures	9	–	–
Corporate exposures	1,756	–	11
Sub-total	1,883	–	11
Total	5,665	4,639	2,125

The above table excludes exposures where collateral has been taken into account directly in the risk-weights such as the specialised lending exposures and the residential mortgage exposures. It also excludes exposures where the collateral generally considered as eligible under Basel II may not meet the required legal/operational standards under Basel II in specific locations as in the case of legal enforcement uncertainty in specific jurisdictions. Certain exposures where the collateral is eligible under Foundation IRBA and not under SA have also been excluded under the SA section (for example, exposures collateralised by commercial properties).

7 COUNTERPARTY CREDIT RISK-RELATED EXPOSURES

7.1 Notional principal amounts of credit derivatives

In $ millions	Notional of Credit Derivatives Protection Bought	Protection Sold
Own Credit Portfolio	39,109	38,198
Client Intermediation Activities	18,145	18,387
Total	57,254	56,585
Credit default swaps	57,083	56,585
Total return swaps	171	–
Total	57,254	56,585

Notional values of credit derivatives do not accurately reflect their economic risks. They comprise both beneficiary and guarantor (buy and sell protection) positions.

The Group generally has a mismatch between the total notional amounts of protection bought and sold as these credit derivatives are used to hedge risks from other instruments, including those from customer flows. The protection sold in credit derivatives are largely matched with the protection bought after notional amounts are adjusted, either to a duration-based equivalent basis, or to reflect the level of subordination in tranched structures.

The Group actively monitors its counterparty credit risk in credit derivative contracts. More than 95% of the notional value of the Group's credit derivative positions as of 31 December 2008 is to 15 large, established names with which the Group maintains collateral agreements.

7.2 Counterparty risk management

Counterparty credit exposure is viewed similarly to loan exposures and included under the Group's overall lending limits to counterparties.

The Group actively monitors and manages its exposure to counterparties in over-the-counter derivative trades to protect its balance sheet in event of counterparty default. Counterparty risk exposures which may be materially and adversely affected by market risk events are identified, reviewed and acted upon by management and highlighted to the appropriate risk committees. The current exposure method is used for calculating the Group's net credit exposure and regulatory capital for counterparty exposures, using the mark-to-market exposures with an appropriate add-on factor for potential future exposures.

The Group further manages its credit exposure by entering into master netting arrangements with counterparties where it is appropriate and feasible to do so. The credit risk associated with favourable contracts is reduced by a master netting arrangement to the extent that if an event of default occurs, all amounts with the counterparty are settled on a net basis.

The Group may also enter into Credit Support Annexes with counterparties for credit risk reduction and increased competitiveness. These are governed by internal guidelines with respect to the eligibility of various collaterals and the frequency of collateral calls.

7.3 Credit equivalent amounts for counterparty exposures

In $ millions	2008
Replacement cost	34,708
Potential future exposure	18,181
Gross credit equivalent amount	52,889
Comprising:	
Interest rates contracts	17,040
Credit derivative contracts	11,449
Equity contracts	473
Foreign exchange contracts and gold	23,926
Commodities contracts	1
Gross credit equivalent amount	52,889
Less: Effect of netting arrangement	13,451
Credit equivalent amount after netting	39,438
Less: Collateral amount	
Eligible financial collateral	861
Other eligible collateral	22
Net credit equivalent amount	38,555

Counterparty credit exposure is mitigated by exposure netting through ISDA agreements and recognition of eligible collateral, effects of which have been included in regulatory capital calculations where appropriate.

8 MARKET RISK

8.1 Trading market risk management

Trading market risk arises from the impact on trading positions of changes in foreign exchange rates, commodity prices, equity prices, interest rate yields and credit spreads. It also includes the impact from changes in the correlations and volatilities of the above risk factors. The Group manages trading market risk in the course of market-making, structuring and packaging products for investors and other clients, as well as to benefit from market opportunities. The Group's market risk framework identifies the types of the market risk to be covered, the risk metrics and methodologies to be used to capture such risk and the standards governing the management of market risk within the Group including limit setting and independent model validation, monitoring and valuation.

The Board establishes the Group's risk appetite for trading market risk. The CEO delegates responsibility to the Group Market Risk Committee to allocate risk appetite limits to risk-taking units. The Committee also oversees the Group's market risk management infrastructure, sets market risk control limits and provides enterprise-wide oversight of all market risks and their management.

The independent market risk management function comprising risk control, model analytics, risk architecture and policy reports to the Chief Risk Officer and is responsible for day-to-day risk monitoring and analysis.

Basel II Pillar 3 Disclosures

Year ended 31 December 2008

The principal market risk appetite measures for trading market risk are Value-at-Risk (VaR) and stress loss. The VaR is supplemented by risk control measures, such as sensitivities to risk factors, including their volatilities, as well as stop-loss limits.

The Group's general market risk VaR methodology uses a historical simulation approach (at a 99% confidence level over a one-day holding period, using a 2-year historical observation period) to forecast the Group's trading market risk. VaR risk factor scenarios are generally aligned to parameters and market data used for valuation. These are maintained in the risk system and are used to compute VaR daily for each trading business unit and location, and at Group-level. VaR is back-tested against the profit and loss of the trading book in line with policy in order to monitor its predictive power. Quantitative data regarding the Group's VaR may be found in Note 47.1 to the Financial Statements.

Although VaR provides valuable insights, no single measure can capture all aspects of trading market risk. Therefore, regular stress testing is carried out to monitor the Group's vulnerability to shocks.

8.2 Non-trading market risk management

Non-trading market risk arises from changes in foreign exchange rates, interest rates and equity prices. Non-trading market risk arises in the course of (a) the Group's management of funds arising from banking intermediation and (b) the Group's banking business and investments; specifically, from mismatches in the interest rate profile of assets and liabilities, from the effect of exchange rate movements on the Group's earnings, capital accounts and investments denominated in foreign currencies and from the effect of changes in equity prices on the carrying value of strategic investments in associates and other major stakes.

To optimise its income and balance sheet management, the Group deploys funds in debt securities, equities and funds or in the interbank market. Derivatives may be used to hedge non-trading market risk. Senior Management establishes a framework governing the Group's investment of its surplus funds. The market risk arising in the course of managing these funds comprises interest rate and equity price risks. Risk appetite limits are allocated and risk oversight for these risks is performed in a manner similar to that for traded market risk.

(A) Interest rate risk in banking book

The Group distinguishes two major sources of non-trading interest rate risk arising from (a) the deployment of funds in investments (and associated hedges) and interbank market activities and (b) from mismatches in the interest rate profile of assets, liabilities and capital instruments (and associated hedges) in major funding currencies. The Group Market Risk Committee is charged with oversight of non-trading interest rate risk from an economic value perspective. Major funding currencies are SGD in Singapore and HKD and USD in Hong Kong. The principal market risk appetite measure for the former source of non-trading interest rate risk is value-at-risk, complemented by more granular risk and loss limits, in a similar manner as for trading market risk, as described above and subject to similar methodological limitations.

Interest rate risk arising from mismatches in the interest rate profile of assets, liabilities and capital instruments (and associated hedges) has several aspects: basis risk arising from different interest rate benchmarks, interest rate re-pricing risk, yield curve risks and embedded optionality. This risk is subject to limits established by the Board. The Group Asset-Liability Committee is charged with oversight and broad strategy for this risk. To monitor this risk, the Group uses various tools, including re-pricing gap reports, sensitivity analysis and income scenario simulations. The Group manages and monitors its interest rate sensitivity to these mismatches by various currencies.

Refer to Note 47.2 to the Financial Statements for the interest rate sensitivity analysis of the Group's interest rate risk in the banking book. Outcomes may differ from the sensitivity impact as the Group manages factors such as changes in volumes, margins (for interest rate risk) and future business strategies, the impact of which is not captured in the sensitivity assessment.

(B) Foreign currency risk

Foreign currency loans and investments in fundable currencies are generally funded in the same foreign currencies. However, positions arising from investments in currencies which have high hedging costs or which are illiquid or controlled are reviewed by senior management and may be managed with alternative strategies or left unhedged. This foreign exchange risk is subject to limits established by the Board and is monitored using foreign exchange net open position reports.

8.3 Capital treatment for market risk

As at 31 December 2008, the Group used the Standardised Approach to calculate market risk capital requirements under MAS Notice 637.

The following table summarises the capital amounts by risk types:

In $ millions	2008
Interest rate risk[(a)]	1,801
Equity risk[(b)]	15
Foreign exchange risk[(c)]	456
Commodity risk	#
Total	2,272

 # Amount under $500,000
(a) Includes market risk capital on credit derivative transactions
(b) Comprises general and specific risks
(c) Includes positions arising from investments denominated in foreign currencies

9 OPERATIONAL RISK

9.1 Operational risk management

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people or systems, or from external events, including legal risk, but does not include strategic or reputation risk. An Operational Risk Management Framework, approved by the Board Risk Management Committee, has been developed with the objective to ensure that operational risks within the Group are identified, monitored, managed and reported in a structured, systematic and consistent manner.

To manage and control operational risk, the Framework encompasses various tools including, control self-assessment, risk event management, key risk indicator monitoring and process risk mapping. Risk events, including any significant incidents that may impact the Group's reputation, are required to be reported based on certain thresholds established. Key risk indicators with pre-defined escalation triggers are employed to facilitate risk monitoring in a forward looking manner. A process risk mapping framework was developed to identify the key risks and controls of key products/services in an end-to-end transaction cycle.

A key component of the Framework is a set of Core Operational Risk Standards which provides guidance on the baseline controls to ensure a controlled and sound operating environment. Each new product or service introduced is subject to risk review and sign-off process where relevant risks are identified and assessed by departments independent of the risk-taking unit proposing the product or service. Variations of existing products or services and outsourcing initiatives, are also subject to a similar process. Major operational risk mitigation programmes include Business Continuity Management and Global Insurance Programme. On an annual basis, the CEO provides an attestation to the Board on the state of business continuity management of the Group, including any residual risks.

The Group Operational Risk Committee oversees the Group's operational risk management infrastructure, including the Framework, policies, processes, information, methodologies and systems. The Group Operational Risk Committee also performs regular review of the operational risk profiles of the Group, and endorses and recommends corporate operational risk policies to be approved by senior management.

9.2 Capital treatment for operational risk

The Standardised Approach has been adopted to calculate operational risk equivalent amounts as of 31 December 2008.

10 EQUITY EXPOSURES IN BANKING BOOK

10.1 Scope of application

The Group's banking book equity investments consists of:

- Investments held for yield and/or long-term capital gains;
- Strategic stakes in entities held as part of growth initiatives and/or in support of business operations.

The Group's banking book equity investments are classified and measured in accordance with Financial Reporting Standards and are categorised as either Available for Sale investments or Investments in associates. Refer to Notes 2.2 and 2.7 to the Financial Statements for the Group's accounting policies. Entities in which the Group holds significant interests are disclosed in Note 52 to the Financial Statements.

10.2 Capital treatment

The Group has adopted the IRBA simple risk-weight method to calculate regulatory capital for equity exposures in its banking book, except for private equity and venture capital (PE/VC) investments which are subject to supervisory risk-weights and capital deductions as set out in MAS Notice 637.

Basel II Pillar 3 Disclosures

Year ended 31 December 2008

The following table summarises the Group's exposures to equity, in the banking book, including investments in Tier 1 capital instrument of financial institutions:

2008 In $ millions	Fair value	Amounts disclosed in the balance sheet	Exposures subject to risk-weighting	Risk-weights (%)	Deductions in Tier 1 or Tier 2 Capital
Simple risk-weight method					
Equities listed on MAS recognised exchanges	371	424	478	150	23
Equities not listed on MAS recognised exchanges	2,177	1,795	1,939	200	56
Sub-total	2,548	2,219	2,417	–	79
Supervisory risk-weight method					
PE/VC	72	72	72	200	#
Total	2,620	2,291	2,489	–	79

 # Amount under $500,000

Equity exposures under simple risk-weight method are further analysed by equity groupings as follows:

2008	Exposures (In $ millions)	Exposure-weighted average risk-weights[(a)] (%)
Major stake companies approved under section 32 of the Banking Act	524	194
Capital investments in financial institutions incorporated in Singapore, approved, licensed, registered or otherwise regulated by the Authority ≤ 2% of Eligible Total Capital	37	150
Other equity exposures	1,856	189
Total	2,417	190

(a) Percentages disclosed are before the application of applicable IRBA scaling factor

Realised gains arising from sales and liquidations of equity exposures:

In $ millions	Realised gains
2008	271

Total unrealised gains for equity that have not been reflected in the Group's income statement, but have been included in Tier 2 Capital, amounted to $27 million.

Income Statement

for the year ended 31 December 2008

In $ millions	Note	2008	2007
Income			
Interest income		**6,077**	6,581
Interest expense		**3,078**	3,800
Net interest income		**2,999**	2,781
Net fee and commission income		**837**	806
Net trading income		**112**	365
Net (loss)/income from financial instruments designated at fair value		**(133)**	15
Net income from financial investments	2	**431**	578
Other income		**10**	4
Total income		**4,256**	4,549
Expenses			
Employee benefits		**782**	873
Depreciation of properties and other fixed assets		**82**	72
Other expenses		**760**	737
Allowances for credit and other losses		**338**	816
Total expenses		**1,962**	2,498
Profit before tax		**2,294**	2,051
Income tax expense		**356**	428
Net profit for the year		**1,938**	1,623

(see notes on pages 137 to 139, which form part of these financial statements)

Balance Sheet

at 31 December 2008

In $ millions	Note	2008	2007
Assets			
Cash and balances with central banks		**14,684**	17,680
Singapore Government securities and treasury bills		**14,797**	15,433
Due from banks		**17,512**	16,833
Financial assets at fair value through profit or loss		**8,714**	17,389
Positive replacement values for financial derivatives		**33,049**	13,714
Loans and advances to customers		**92,536**	76,165
Financial investments		**16,538**	13,421
Securities pledged		**448**	2,093
Subsidiaries	3	**12,685**	12,059
Due from special purpose entities	4	**–**	1,116
Investments in joint ventures		**91**	107
Investments in associates		**877**	557
Properties and other fixed assets		**534**	462
Deferred tax assets		**128**	–
Other assets		**4,832**	3,070
Total assets		**217,425**	190,099
Liabilities			
Due to banks		**8,013**	14,034
Due to non-bank customers		**123,885**	106,501
Financial liabilities at fair value through profit or loss		**9,569**	14,144
Negative replacement values for financial derivatives		**32,746**	13,689
Bills payable		**681**	340
Current tax liabilities		**712**	740
Deferred tax liabilities		**–**	117
Other liabilities		**3,685**	3,355
Other debt securities in issue		**28**	738
Due to holding company		**17**	21
Due to subsidiaries	5	**9,009**	6,078
Due to special purpose entities		**195**	994
Subordinated term debts		**9,085**	8,954
Total liabilities		**197,625**	169,705
Net assets		**19,800**	20,394
Equity			
Share capital	6	**12,096**	12,096
Other reserves	7	**2,105**	3,314
Revenue reserves	7	**5,599**	4,984
Shareholders' funds		**19,800**	20,394
Total equity		**19,800**	20,394
Off-balance sheet items			
Contingent liabilities and commitments		**71,260**	88,718
Financial derivatives		**1,716,365**	1,847,378

(see notes on pages 137 to 139, which form part of these financial statements)

Notes to the Supplementary Financial Statements

for the year ended 31 December 2008

The supplementary financial statements of DBS Bank Ltd (the Bank) are extracted from the Audited Statutory Financial Statements of DBS Bank Ltd and its subsidiaries (the Bank Group) for the financial year ended 31 December 2008. The statutory financial statements of the Bank and the Bank Group which contained an unqualified audit report, will be delivered to the Accounting & Corporate Regulatory Authority in accordance with the Singapore Companies Act.

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied by the Bank and the Bank Group are consistent with those applied by the Group as disclosed in Note 2 of the "Notes to the Financial Statements" (Notes) in the Group's Consolidated Financial Statements.

2 NET INCOME FROM FINANCIAL INVESTMENTS

Net income from financial investments includes the following:

In $ millions	2008	2007
Dividends from subsidiaries	**70**	45
Dividends from joint ventures/associates	**56**	62
Total	**126**	107

3 SUBSIDIARIES

In $ millions	2008	2007
Unquoted equity shares[(a)]	**10,488**	11,004
Less: impairment allowances	**768**	768
Sub-total	**9,720**	10,236
Due from subsidiaries	**2,965**	1,823
Total	**12,685**	12,059

Movements in impairment allowances during the year are as follows:

In $ millions	2008	2007
Balance at 1 January	**768**	821
Write-back to income statement	**–**	(53)
Total	**768**	768

(a) The carrying amounts of certain investments which are designated as hedged items in a fair value hedge are adjusted for fair value changes attributable to the hedged risks

4 DUE FROM SPECIAL PURPOSE ENTITIES

In $ millions	2008	2007
Due from special purpose entities[(a)]	**–**	1,392
Less: impairment allowances	**–**	276
Total	**–**	1,116

(a) 2007 includes $1,378 million due from Red Orchid Secured Assets Limited (Rosa)

Movements in impairment allowances during the year are as follows:

In $ millions	2008	2007
Balance at 1 January	**276**	–
Charge to income statement[(a)]	**6**	276
Write-off	**(282)**	–
Balance at 31 December	**–**	276

(a) Includes impairment allowances on a loan to Rosa

5 DUE TO SUBSIDIARIES

In $ millions	2008	2007
Subordinated term debts issued to DBS Capital Funding Corporation (Note 5.1)	**1,183**	1,188
Subordinated term debts issued to DBS Capital Funding Corporation II (Note 5.2)	**1,500**	–
Due to subsidiaries	**6,326**	4,890
Total	**9,009**	6,078

5.1 The subordinated term debts were issued by the Bank to DBS Capital Funding Corporation, both wholly-owned subsidiaries of the Group, on 21 March 2001 and mature on 15 March 2051. The notes comprised Series A Subordinated Note of US$725 million and Series B Subordinated Note of $100 million. Interest is payable in arrears on 15 March and 15 September each year at a fixed rate of 7.66% per annum (Series A) and 5.35% per annum (Series B), up to 15 March 2011. Thereafter, interest is payable quarterly in arrears on 15 March, 15 June,15 September and 15 December each year at a floating rate of three-month London Interbank Offer Rate (LIBOR) + 3.20% per annum (Series A) and three-month Singapore Swap Offer Rate + 2.52% per annum (Series B).

5.2 The $1,500 million 5.75% subordinated note was issued on 27 May 2008 by the Bank to DBS Capital Funding II Corporation, both wholly-owned subsidiaries of the Group. Interest is payable in arrears on 15 June and 15 December each year at a fixed rate of 5.75% per annum up to 15 June 2018. Thereafter, interest is payable quarterly in arrears on 15 March, 15 June, 15 September and 15 December each year at a floating rate of three-month Singapore Swap Offer Rate + 3.415% per annum.

Notes to the Supplementary Financial Statements

for the year ended 31 December 2008

6 SHARE CAPITAL

Issued and fully paid up	2008	2007
1,962,302,697 (2007: 1,962,302,697) ordinary shares	**1,962**	1,962
11,000,000 (2007: 11,000,000) non-cumulative non-convertible perpetual preference shares	**#**	#
Total number of shares (millions)	**1,962**	1,962
Total Share Capital (in $ millions)	**12,096**	12,096

 # Amount under $500,000

7 OTHER RESERVES AND REVENUE RESERVES

7.1 Other reserves

In $ millions	2008	2007
Available-for-sale revaluation reserves	**(255)**	929
General reserves	**2,360**	2,360
Share plan reserves	**–**	25
Total	**2,105**	3,314

Movements in other reserves for the Bank during the year are as follows:

In $ millions	Available-for-sale revaluation reserves	General reserves[a]	Share plan reserves	Total
Balance at 1 January 2008	**929**	**2,360**	**25**	**3,314**
Transfer of share plan reserves to holding company	**–**	**–**	**(25)**	**(25)**
Available-for-sale:				
– net valuation taken to equity	**(1,130)**	**–**	**–**	**(1,130)**
– transferred to income statement due to impairment	**16**	**–**	**–**	**16**
– transferred to income statement on sale	**(312)**	**–**	**–**	**(312)**
– tax on items taken directly to or transferred from equity	**242**	**–**	**–**	**242**
Balance at 31 December 2008	**(255)**	**2,360**	**–**	**2,105**
Balance at 1 January 2007	482	2,330	35	2,847
Appropriation from prior year's net profit	–	30	–	30
Cost of share-based payments	–	–	30	30
Draw-down of reserves upon vesting of performance shares	–	–	(40)	(40)
Available-for-sale/cash flow hedge:				
– net valuation taken to equity	917	–	–	917
– transferred to income statement on sale	(414)	–	–	(414)
– tax on items taken directly to or transferred from equity	(56)	–	–	(56)
Balance at 31 December 2007	929	2,360	25	3,314

(a) General reserves are maintained in accordance with the provisions of applicable laws and regulations. These reserves are non distributable unless otherwise approved by the relevant authorities. Under the Banking (Reserve Fund) (Transitional Provision) regulations 2007, which came into effect on 11 June 2007, the Bank may distribute or utilise its statutory reserves provided that the amount distributed or utilised for each financial year does not exceed 20% of the reserves as at 30 March 2007

7.2 Revenue reserves

In $ millions	2008	2007
Balance at 1 January	**4,984**	4,263
Net profit attributable to shareholders	**1,938**	1,623
Transfer to general reserves[(a)]	**–**	(30)
Amount available for distribution	**6,922**	5,856
Less: $0.16 (2007: $0.03) tax exempt ordinary final dividends	**304**	65
$0.49 (2007: $0.38) tax exempt ordinary interim dividends	**953**	753
6% tax exempt preference dividends (2007: net of 18% tax)	**66**	54
Balance at 31 December	**5,599**	4,984

(a) Includes appropriation from prior year's net profit

Directors' Report

The Directors are pleased to submit their report to the Members together with the audited consolidated financial statements of DBS Group Holdings Ltd (the Company) and its subsidiaries (the Group) and the balance sheet of the Company for the financial year ended 31 December 2008, which have been prepared in accordance with the provisions of the Singapore Companies Act and Singapore Financial Reporting Standards, as modified by the requirements of Notice to Banks No. 612 "Credit Files, Grading and Provisioning" issued by the Monetary Authority of Singapore.

BOARD OF DIRECTORS

The Directors in office at the date of this report are:

Koh Boon Hwee	–	Chairman
Richard Daniel Stanley	–	Chief Executive Officer (Appointed 1 May 2008)
Ang Kong Hua		
Andrew Robert Fowell Buxton		
Bart Joseph Broadman	–	(Appointed 17 December 2008)
Christopher Cheng Wai Chee		
Euleen Goh Yiu Kiang	–	(Appointed 1 December 2008)
Kwa Chong Seng		
John Alan Ross		
Wong Ngit Liong		

Messrs Koh Boon Hwee and Christopher Cheng Wai Chee will retire at the forthcoming annual general meeting. Messrs Koh Boon Hwee and Christopher Cheng Wai Chee will offer themselves for re-election.

Messrs Richard Daniel Stanley, Euleen Goh Yiu Kiang and Bart Joseph Broadman will retire in accordance with article 101 of the Company's Articles of Association, and will offer themselves for re-election.

Mr Andrew Robert Fowell Buxton will be turning 70 years of age on April 5, 2009, he is required to retire pursuant to Section 153(2) of the Companies Act, Chapter 50 but is eligible to stand for re-election, and will offer himself for re-election.

ARRANGEMENTS TO ENABLE DIRECTORS TO ACQUIRE SHARES OR DEBENTURES

Neither at the end of nor at any time during the financial year, was the Company a party to any arrangement, the object of which, is to enable the Directors to acquire benefits through the acquisition of shares in or debentures of the Company or any other body corporate save as disclosed in this report.

DIRECTORS' INTEREST IN SHARES OR DEBENTURES

The following Directors, who held office at the end of the financial year, had, according to the register of directors' shareholdings required to be kept under Section 164 of the Companies Act, an interest in shares of the Company and related corporations as stated below:

	Holdings in which Directors have a direct interest		Holdings in which Directors are deemed to have an interest	
	As at 31 Dec 2008	As at 31 Dec 2007 (or date of appointment if later)	As at 31 Dec 2008	As at 31 Dec 2007 (or date of appointment if later)
DBS Group Holdings Ltd (DBSH) ordinary shares				
Koh Boon Hwee	27,870	–	–	–
Richard Daniel Stanley (appointed on 1 May 2008)	240,789	240,789	–	–
Ang Kong Hua	–	–	–	–
Andrew Robert Fowell Buxton	6,000	6,000	–	–
Bart Joseph Broadman (appointed on 17 December 2008)	–	–	–	–
Christopher Cheng Wai Chee	–	–	–	–
Euleen Goh Yiu Kiang (appointed on 1 December 2008)	2,790	2,790	–	–
Kwa Chong Seng	42,129	42,129	100,000	100,000
John Alan Ross	20,000	20,000	–	–
Wong Ngit Liong	–	–	–	–

	Holdings in which Directors have a direct interest		Holdings in which Directors are deemed to have an interest	
	As at 31 Dec 2008	As at 31 Dec 2007 (or date of appointment if later)	As at 31 Dec 2008	As at 31 Dec 2007 (or date of appointment if later)
DBS Bank 6% non-cumulative non-convertible perpetual preference shares				
Wong Ngit Liong	6,000	6,000	–	–
Euleen Goh Yiu Kiang	500	500	–	–
DBS Capital Funding II Corporation 5.75% non-cumulative non-convertible non-voting guaranteed preference shares				
Kwa Chong Seng	2	–	–	–

There was no change in any of the above-mentioned interests between the end of the financial year and 21 January 2009.

DIRECTORS' CONTRACTUAL BENEFITS

Since the end of the previous financial year, no Director has received or has become entitled to receive a benefit under a contract which is required to be disclosed by Section 201(8) of the Singapore Companies Act save as disclosed in this report or in the financial statements of the Company and of the Group.

DBSH SHARE OPTION PLAN

Particulars of the share options granted under the Option Plan in 1999, 2000, 2001, 2002, 2003, 2004 and 2005 have been set out in the Directors' Reports for the years ended 31 December 1999, 2000, 2001, 2002, 2003, 2004 and 2005 respectively. No grants were made under the Option Plan since 2006.

The movements of the unissued ordinary shares of the Company in outstanding DBSH options granted under the Option Plan were as follows:

DBSH Options	Number of unissued ordinary shares 1 January 2008	During the year Exercised	During the year Forfeited	Number of unissued ordinary shares 31 December 2008	Exercise price per share	Expiry date
July 1999	765,469	97,800	3,425	664,244	$15.30	27 July 2009
March 2000	945,000	–	46,000	899,000	$20.87	5 March 2010
July 2000	796,000	–	34,000	762,000	$22.33	26 July 2010
March 2001	3,665,150	540,900	75,300	3,048,950	$17.70	14 March 2011
August 2001	262,400	112,000	–	150,400	$12.93	31 July 2011
March 2002	3,155,680	529,000	–	2,626,680	$14.73	27 March 2012
August 2002	245,000	107,100	–	137,900	$12.27	15 August 2012
December 2002	10,000	–	–	10,000	$11.47	17 December 2012
February 2003	2,943,450	635,350	3,000	2,305,100	$10.40	23 February 2013
March 2004	3,247,792	700,705	13,080	2,534,007	$14.73	2 March 2014
March 2005	1,740,732	450,741	55,080	1,234,911	$15.07	1 March 2015
	17,776,673	3,173,596	229,885	14,373,192		

Other than the DBSH Options granted under the Option Plan as disclosed herein, there were no further options granted by the Company during the financial year.

The persons to whom the DBSH Options have been granted do not have any right to participate by virtue of the DBSH Options in any share issue of any other company.

Directors' Report

DBSH SHARE PLAN

During the financial year, time-based awards in respect of an aggregate of 2,464,268 ordinary shares were granted pursuant to the DBSH Share Plan, to selected employees of the DBSH Group. This included 267,380 ordinary shares comprised in awards granted to directors Mr Koh Boon Hwee and Mr Richard D. Stanley. The number of ordinary shares comprised in the awards granted represents a 100% payout.

Information on the DBSH Share Plan is as follows:

(i) Awards over DBSH's ordinary shares may be granted to DBSH Group executives who hold such rank as may be determined by the Compensation and Management Development Committee of DBSH from time to time. Awards may also be granted to *(inter alia)* executives of associated companies of DBSH who hold such rank as may be determined by the Compensation and Management Development Committee from time to time, and non-executive directors of DBSH.

The participants of the DBSH Share Plan may be eligible to participate in the DBSH Share Option Plan or other equivalent plans, but shall not be eligible to participate in the DBSH Employee Share Plan or other equivalent plans.

(ii) Where performance-based awards are granted, participants are awarded ordinary shares of DBSH, their equivalent cash value or a combination of both, when the prescribed performance targets are met over the prescribed performance periods. Where time-based awards are granted, participants are awarded ordinary shares of DBSH, their equivalent cash value or a combination of both as part of their deferred bonus, at the end of the prescribed vesting periods. Awards are granted under the DBSH Share Plan at the absolute discretion of the Compensation and Management Development Committee.

(iii) The DBSH Share Plan shall continue to be in force at the discretion of the Compensation and Management Development Committee, subject to a maximum period of ten years from 18 September 1999 to 17 September 2009, provided always that the DBSH Share Plan may continue beyond the above stipulated period with the approval of the shareholders of DBSH by ordinary resolution in general meeting and of any relevant authorities which may then be required.

(iv) Awards under the DBSH Share Plan may be granted at any time in the course of a financial year, and may lapse by reason of cessation of service of the participant, or the retirement, redundancy, ill health, injury, disability, death, bankruptcy or misconduct of the participant, or by reason of the participant, being a non-executive director, ceasing to be a director, or in the event of a take-over, winding up or reconstruction of DBSH.

(v) The total number of new ordinary shares of DBSH which may be issued pursuant to awards granted under the DBSH Share Plan, when added to the total number of new ordinary shares issued and issuable in respect of all awards granted under the DBSH Share Plan, and all options granted under the DBSH Share Option Plan, shall not exceed 15% of the total number of issued shares in the capital of DBSH (excluding treasury shares).

(vi) Subject to the prevailing legislation and SGX-ST guidelines, DBSH will have the flexibility to deliver ordinary shares of DBSH to participants upon vesting of their awards by way of an issue of new ordinary shares and/or the transfer of existing ordinary shares (which may include ordinary shares held by the Company in treasury).

(vii) The class and/or number of ordinary shares of DBSH comprised in an award to the extent not yet vested, and/or which may be granted to participants, are subject to adjustment by reason of any variation in the ordinary share capital of DBSH (whether by way of a capitalisation of profits or reserves or rights issue, reduction, subdivision, consolidation, or distribution) or if DBSH makes a capital distribution or a declaration of a special dividend (whether in cash or in specie), upon the written confirmation of the auditor of DBSH that such adjustment (other than in the case of a capitalisation issue) is fair and reasonable.

AUDIT COMMITTEE

The Audit Committee comprised non-executive directors Mr Ang Kong Hua (Chairman), Mr Christopher Cheng, Mr Wong Ngit Liong and Ms Euleen Goh Yiu Kiang. As part of its functions, it assists the Board in discharging its responsibilities for the Group's financial announcements, internal control issues and regulatory compliance as well as to oversee the objectivity and effectiveness of the internal and external auditors.

In its review of the audited financial statements for the financial year ended 31 December 2008, the Audit Committee has discussed with management and the external auditor the accounting principles that were applied and their judgement on the items that might affect the financials. Based on the review and discussions with management and the external auditor, the Audit Committee is of the view that the financial statements are fairly presented in conformity with generally accepted accounting principles in all material aspects.

The Audit Committee has received the requisite information from PricewaterhouseCoopers LLP (PwC) and has considered the financial, business and professional relationship between PwC and the Group. It is of the view that such relationship is compatible with maintaining PwC's independence.

The Audit Committee recommends to the Board of Directors the re-appointment of PwC as independent external auditor at the forthcoming Annual General Meeting of the Company on 8 April 2009.

INDEPENDENT AUDITOR
PricewaterhouseCoopers LLP has expressed its willingness to accept re-appointment as independent external auditor.

On behalf of the Directors

Koh Boon Hwee

Ang Kong Hua

12 February 2009
Singapore

Statement by the Directors

We, Koh Boon Hwee and Ang Kong Hua, being two of the Directors of DBS Group Holdings Ltd (the Company), state that, in the opinion of the Directors, the consolidated financial statements of the Group, consisting of the Company and its subsidiaries and the balance sheet of the Company, together with the notes thereon, as set out on pages 50 to 122, are drawn up so as to give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2008, and the results, changes in equity and cash flows of the Group for the financial year ended on that date and there are reasonable grounds to believe that the Company and the Group will be able to pay their debts as and when they fall due.

On behalf of the Directors

Koh Boon Hwee

Ang Kong Hua

12 February 2009
Singapore

Independent Auditor's Report

TO THE MEMBERS OF DBS GROUP HOLDINGS LTD (INCORPORATED IN SINGAPORE)

We have audited the accompanying financial statements of DBS Group Holdings Ltd (the Company) and its subsidiaries (the Group) set out on pages 50 to 122, which comprise the balance sheets of the Company and of the Group as at 31 December 2008, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement of the Group for the financial year then ended, and a summary of significant accounting policies and other explanatory notes.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with the provisions of the Singapore Companies Act (Cap. 50) (the Act) and Singapore Financial Reporting Standards. This responsibility includes:

(a) devising and maintaining a system of internal accounting control sufficient to provide a reasonable assurance that assets are safeguarded against loss from unauthorised use or disposition; and transactions are properly authorised and that they are recorded as necessary to permit the preparation of true and fair profit and loss accounts and balance sheets and to maintain accountability of assets;

(b) selecting and applying appropriate accounting policies; and

(c) making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion,

(a) the consolidated financial statements of the Group and the balance sheet of the Company are properly drawn up in accordance with the provisions of the Act and Singapore Financial Reporting Standards, including the modification of the requirements of FRS 39 Financial Instruments: Recognition and Measurement in respect of loan loss provisioning by Notice to Banks No. 612 "Credit Files, Grading and Provisioning" issued by the Monetary Authority of Singapore, so as to give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2008 and the results, changes in equity and cash flows of the Group for the financial year ended on that date; and

(b) the accounting and other records required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are the auditor, have been properly kept in accordance with the provisions of the Act.

Other Matters
The consolidated financial statements for the year ended 31 December 2007 were reported on by auditors other than PricewaterhouseCoopers LLP. The auditor's report dated 14 February 2008 issued by the predecessor auditors on the consolidated financial statements for the financial year ended 31 December 2007 was unqualified.

PricewaterhouseCoopers LLP
Public Accountants and Certified Public Accountants

12 February 2009

Share Price


25
20
15
10
5
0
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008

	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
Share Price ($) (1)										
High	23.97	23.21	18.02	12.67	13.18	14.28	14.28	19.21	21.17	17.55
Low	6.23	14.62	8.08	9.10	7.06	11.39	11.82	13.43	16.07	7.68
Close	23.21	16.66	11.73	9.35	12.50	13.69	14.03	19.21	17.60	8.42
Average	13.10	17.97	12.32	11.02	9.82	12.87	13.09	15.50	18.60	14.23
Per Ordinary Share ($)										
Gross dividend yield (2)	1.7	2.1	2.1	2.3	2.6	2.6	3.8	4.2	3.7	4.6
Price-to-earnings ratio (number of times) (3)	19.2	18.7	20.4	15.0	11.5	11.7	14.0	12.7	13.4	12.5
Price-to-book ratio (number of times)	1.8	2.6	1.6	1.4	1.2	1.4	1.5	1.6	1.8	1.4

(1) Figures have been adjusted for a bonus issue in 1999 and a rights issue in 2008 (exercised in January 2009)

(2) Dividend amounts are on gross basis prior to Fourth Quarter 2007 and on one-tier tax-exempt basis thereafter. 2000 and 2006 include special dividends of 13 cents and 4 cents respectively

(3) Earnings exclude one-time items and goodwill charges

Further Information on Directors

MR KOH BOON HWEE

Academic and Professional Qualifications:

- Bachelor of Science in Mechanical Engineering (1st Class Hons) Imperial College, University of London
- Master in Business Administration (Distinction) Harvard Business School

Current Directorships

Company	Title
1. DBS Group Holdings Ltd	Chairman
2. DBS Bank Ltd	Chairman
3. MediaRing Ltd	Executive Director
4. Sunningdale Tech Ltd	Chairman & Director
5. Agilent Technologies, Inc.	Director
6. AAC Acoustic Technologies Holdings Ltd	Chairman
7. Infiniti Solutions Ltd	Chairman
8. Temasek Holdings (Pte) Ltd	Director
9. First Spring Ltd	Director
10. 800buy.com	Chairman
11. Harvard Singapore Foundation	Director
12. Lee Kuan Yew School of Public Policy	Member
13. Nanyang Technological University Board of Trustees	Chairman
14. Research, Innovation & Enterprise Council	Member
15. EDB International Advisory Council	Deputy Chairman
16. The William and Flora Hewlett Foundation	Director
17. Yeo Hiap Seng Limited	Director
18. Yeo Hiap Seng (Malaysia) Berhad	Director

Directorships for the past 3 years

Company	Title
1. Nanyang Technological University Council	Chairman
2. Singapore Business Federation	Council Member
3. Pacific Internet Ltd	Director
4. Four Soft Ltd	Director
5. Geoscope Information Systems India Private Limited	Director
6. Wuthelam Holdings Ltd	Chairman

MR RICHARD DANIEL STANLEY

Academic and Professional Qualifications:

- Master of Business Administration, Finance Columbia University, New York
- Bachelor of Arts, Economics State University of New York, Stony Brook

Current Directorships

Company	Title
1. DBS Group Holdings Ltd	Chief Executive Officer
2. DBS Bank Ltd	Chief Executive Officer
3. Dr Goh Keng Swee Scholarship Fund	Director
4. The Association of Banks in Singapore	Council Member
5. The Institute of Banking and Finance	Council Member
6. Hutchison DBS Card Limited	Director
7. The Islamic Bank of Asia Limited	Vice Chairman
8. Columbia Business School – Board of Overseers	Member
9. Seoul International Business Advisory Council	Member

Directorships for the past 3 years

Company	Title
1. Shanghai Pudong Development Bank	Director
2. Guangdong Development Bank	Director
3. Citibank (China) Company Ltd	Director
4. Citicorp Software & Technology (Shanghai) Ltd	Director
5. Citicorp Data Processing Services Ltd	Director
6. Citigroup Management Consulting Ltd	Director

MR ANG KONG HUA

Academic and Professional Qualifications:

- Bachelor of Science in Economics (2nd Class Upper Hons) University of Hull

Current Directorships

Company	Title
1. DBS Group Holdings Ltd	Director
2. DBS Bank Ltd	Director
3. Bangkok Synthetics Co. Ltd	Director
4. GIC Special Investments Private Limited	Director
5. Government of Singapore Investment Corporation Private Limited	Director
6. Lieng Chung Corporation (Kowloon) Ltd	Director
7. NSL Ltd	Executive Director
8. Yantai Raffles Shipyard Limited	Director
9. Foamtec International Co Ltd	Director

Further Information on Directors

Directorships for the past 3 years

Company	Title
1. k1 Ventures Limited	Director
2. Neptune Orient Lines Ltd	Vice Chairman
3. ERC Holdings Pte. Ltd	Director

MR BART JOSEPH BROADMAN

Academic and Professional Qualifications:

- Bachelor of Science in Agricultural and Management
  University of California at Davis
- MBA in Financial Economics
  University of Southern California,
  Graduate School of Business
- Ph.D in Financial Economics
  University of Southern California,
  Graduate School of Business

Current Directorships

Company	Title
1. DBS Group Holdings Ltd	Director
2. DBS Bank Ltd	Director
3. Alphadyne Asset Management Pte Ltd	Director
4. Alphadyne Asset Management (Hong Kong) Limited	Director
5. Alphadyne Asset Management LLC	Managing Member
6. Alphadyne Capital, LLC	Managing Member
7. Central Provident Fund Board	Director
8. Singapore American School	Director
9. JCK Mirai, LLC	Director
10. SAS Foundation Limited	Committee Member

Directorships for the past 3 years

Company	Title
1. Nil	

MR ANDREW ROBERT FOWELL BUXTON

Academic and Professional Qualifications:

- Honorary Doctorate of Science
  City University, London
- Master of Arts, Politics, Philosophy, Economics
  Oxford University (Pembroke College)
- Fellow, Institute of Bankers

Current Directorships

Company	Title
1. DBS Group Holdings Ltd	Director
2. DBS Bank Ltd	Director
3. Pigeon Properties Ltd	Chairman
4. Saad Investments Company Limited	Director
5. Cibitas Limited	Director
6. National Education Business Partnership Network	Patron
7. MerchantBridge & Co. Ltd.	Chairman of the Advisory Board
8. The Islamic Bank of Asia Limited	Director
9. Xtec Communications Ltd	Advisor

Directorships for the past 3 years

Company	Title
1. CapitaLand Limited	Director
2. CapitaLand Financial Limited	Director
3. Xansa PLC	Deputy Chairman
4. Cygnet Properties and Leisure Plc	Chairman
5. Akbank, Istanbul, Turkey	Adviser
6. Allied Schools Limited	Chairman

MR CHRISTOPHER CHENG WAI CHEE

Academic and Professional Qualifications:

- Bachelor of Business Administration
  University of Notre Dame
- Master of Business Administration
  Columbia University

Current Directorships

Company	Title
1. DBS Group Holdings Ltd	Director
2. DBS Bank Ltd	Director
3. DBS Bank (Hong Kong) Ltd	Director
4. DBS Bank (China) Limited	Director
5. Asian Tower Co. Ltd	Director
6. Bestime Resources Ltd	Director
7. Bestmark Co. Ltd	Director
8. Bettercourt Co. Ltd	Director
9. Bolden Place Co. Ltd	Director
10. Bostar Ltd	Director
11. Brightech Co. Ltd	Director
12. Brightfield Development Co. Ltd	Director
13. Bryden Co. Ltd	Director
14. Brystone Co. Ltd	Director
15. China Economic Research Foundation Ltd	Director
16. Clothing Enterprises Ltd	Director
17. Continental Success Co. Ltd	Director
18. Conwood Co. Ltd	Director
19. Corriland Co. Ltd	Director
20. CPY Development (HK) Ltd	Director
21. Deakin Investment Co. Ltd	Director
22. Diamond String Ltd	Director
23. Eagle Asset Management (CP) Ltd	Director
24. Eastern Hall Co. Ltd	Director
25. Fortune Centre Co. Ltd	Director
26. Ginsberg Co. Ltd	Director
27. Global Fair Development Ltd	Director

28.	Glory Charm Development Ltd	Director	79.	Wing Fu Garment Factory Ltd	Director
29.	Glory Success Co. Ltd	Director	80.	Wing Tai Building Products Ltd	Director
30.	Golden Centre Development (HK) Ltd	Director	81.	Wing Tai (Cheng) Holdings Ltd	Director
31.	Harvest Moon Developments Ltd	Director	82.	Wing Tai Corporation Ltd	Director
32.	Hecta Co. Ltd	Director	83.	Wing Tai Enterprises Ltd	Director
33.	HKJC Horse Race Betting Limited	Director	84.	Wing Tai Garment Industrial Holdings Ltd	Director
34.	HKJC Lotteries Limited	Director	85.	Wing Yuen Investment Co. Ltd	Director
35.	HKU School of Professional and Continuing Education	Director	86.	Winner Max Enterprises Ltd	Director
36.	Holdswell Co. Ltd	Director	87.	Witrend Ltd	Director
37.	Hong Kong Business Aviation Centre Ltd	Director	88.	WT Administration Ltd	Director
38.	Hong Kong Business Aviation Holding Ltd	Director	89.	Yuen Chun Investment Ltd	Director
39.	Hong Kong Marina Ltd	Director	90.	Accuway Investments Ltd	Director
40.	Jeans of France Ltd	Director	91.	Aldburg Assets Ltd	Director
41.	Joy Alliance Ltd	Director	92.	Brave Dragon Ltd	Director
42.	Joyaca Co. Ltd	Director	93.	Broxbourne Assets Ltd	Director
43.	Joyful Land Properties Ltd	Director	94.	Caringbah Ltd	Director
44.	Junus Co. Ltd	Director	95.	Churrasco Holdings Ltd	Director
45.	Kinston Ltd	Director	96.	Delimont Holdings Ltd	Director
46.	Kinvoss Co. Ltd	Director	97.	Dynamics Ways Ltd	Director
47.	La Eau Enterprises (H.K.) Ltd	Director	98.	Fair Alliance Investment Ltd	Director
48.	Landyork Investment Ltd	Director	99.	Fourace Investments Ltd	Director
49.	Mancas Investment Ltd	Director	100.	Fruitful Gain Ltd	Director
50.	Missleton Finance Ltd	Director	101.	Fu Keung Ltd	Director
51.	Newpark Co. Ltd	Director	102.	Gainford Ltd	Director
52.	Outrade Industrial Ltd	Director	103.	Galloway Assets Ltd	Director
53.	Pacific Coast Highway (Far East) Ltd	Director	104.	Grapewood Ltd	Director
54.	Pacific Star Industries Ltd	Director	105.	Great Crown Ltd	Director
55.	Pangold Development Ltd	Director	106.	Guthrie Assets Ltd	Director
56.	Parex International Ltd	Director	107.	Hampton Court Ltd	Director
57.	Renowned Development Ltd	Director	108.	Herridge Ltd	Director
58.	Sawi Co. Ltd	Director	109.	Hologram Developments Ltd	Director
59.	Securities and Futures Commission	Director	110.	Honeycomb Assets Ltd	Director
60.	Senior Development Co. Ltd	Director	111.	Hong Kong Executive Aviation Ltd	Director
61.	Star Land Investment Co. Ltd	Director	112.	Horana Ltd	Director
62.	Star Reef Co. Ltd	Director	113.	Kosheen Investments Ltd	Director
63.	Superland Co. Ltd	Director	114.	Maitland Trading Ltd	Director
64.	Textile Council of Hong Kong Limited	Director	115.	Marvinbond Ltd	Director
65.	The Cross Straits Youths Exchange Foundation Ltd	Director	116.	Metro Champion Ltd	Director
66.	The Hong Kong General Chamber of Commerce	Director	117.	Nian Sheng Investments Ltd	Director
67.	The Hong Kong Jockey Club	Director	118.	Pofung Investments Ltd	Director
68.	The Hong Kong Jockey Club (Charities) Ltd	Director	119.	Potter Enterprises Ltd	Director
69.	The Hong Kong Jockey Club (Managers) Ltd	Director	120.	Prism Crystal Ltd	Director
70.	The Jockey Club Kau Sai Chau Public Golf Course Ltd	Director	121.	Rescom Ltd	Director
71.	The Jockey Club Membership Services Ltd	Director	122.	Shuster Ltd	Director
72.	The Style-Land Ltd	Director	123.	Stanfield Resources Ltd	Director
73.	Topway Resources Ltd	Director	124.	Throng Ltd	Director
74.	United Success Co. Ltd	Director	125.	Top Benefits Ltd	Director
75.	United Success International Ltd	Director	126.	Townhill Enterprises Ltd	Director
76.	Universal Team Industrial Ltd	Director	127.	Truefame Investments Limited	Director
77.	USI Properties Ltd	Director	128.	Twin Dragon Investments Ltd	Director
78.	Wellpace Co. Ltd	Director	129.	Universal Plus Ltd	Director
			130.	USI Holdings (B.V.I.) Ltd	Director
			131.	USI Properties International Ltd	Director
			132.	Vision Asset Holdings Ltd	Director
			133.	Wallasey Ltd	Director

Further Information on Directors

134.	Welch Enterprises International Ltd	Director
135.	Wesselhoft Ltd	Director
136.	World Vision Holdings Ltd	Director
137.	Yenston Profits Ltd	Director
138.	Kingboard Chemical Holdings Ltd	Director
139.	NWS Holdings Ltd	Director
140.	USI Holdings Ltd	Chairman
141.	Wing Tai Properties Ltd	Director
142.	i-Security Solutions (Holdings) Ltd	Director
143.	New World China Land Ltd	Director
144.	Winsor Properties Holdings Limited	Chairman
145.	Sedimas Sdn Berhad	Director
146.	Sri Rampaian Sdn Berhad	Director
147.	Lanson Place Hotels & Residences (Netherlands) B.V.	Director
148.	PICC Property and Casualty Company Ltd	Director
149.	Temasek Foundation CLG Ltd	Director
150.	Mocame Investment Inc	Director
151.	Pacific Invesment Exponents Inc	Director
152.	Gieves & Hawkes plc	Director

Directorships for the past 3 years

	Company	Title
1.	Lanson Place Hospitality Management Ltd	Director
2.	Maple Court Ltd	Director
3.	Shine Hill Development Ltd	Director
4.	Fuscastus Ltd	Director
5.	Harvest Star Ltd	Director
6.	Lanson Place Hospitality Management (Malaysia) Ltd	Director
7.	Lanson Place Hospitality Management (Jakarta) Ltd	Director
8.	Lanson Place Hotels & Residences (Holdings) Ltd	Director
9.	Lanson Place Hotels & Residences (Bermuda) Ltd	Director
10.	Lanson Place Hospitality Management (Singapore) Pte Ltd	Director
11.	Citimind Limited	Director
12.	Fighting Irish Co. Ltd	Director
13.	i-Security Solutions Ltd	Director

MS EULEEN GOH YIU KIANG

Academic and Professional Qualifications:
- Association of Chartered Accountants in England and Wales
- Institute of Taxation, UK
- Institute of Certified Public Accountant of Singapore
- Institute of Bankers, UK

Current Directorships

	Company	Title
1.	DBS Group Holdings Ltd	Director
2.	DBS Bank Ltd	Director
3.	Singapore Airlines Limited	Director
4.	MediaCorp Pte Ltd	Director
5.	Singapore Exchange Limited	Director
6.	Singapore Chinese Girl's School	Director
7.	Singapore International Foundation	Chairman, Board of Governors
8.	NorthLight School	Chairperson, Board of Governors
9.	Accounting Standards Council	Chairperson
10.	Singapore Institute of International Affairs	Adviser
11.	Aviva Plc	Director

Directorships for the past 3 years

	Company	Title
1.	Raffles Nominees (Pte.) Limited	Director
2.	Chartered Corporate Services Singapore Limited	Director
3.	Standard Chartered (1996) Limited	Director
4.	Standard Chartered (2000) Limited	Director
5.	Standard Chartered International Trade Products Limited	Director
6.	MOH Holdings Pte Ltd	Director
7.	S C Learning Pte Ltd	Director
8.	The Association of Banks in Singapore	Council Member
9.	Singapore International Chamber of Commerce	Director
10.	International Enterprise Singapore	Chairman
11.	Standard Chartered Bank (Thai) pcl	Director
12.	Standard Chartered Bank Malaysia Berhad	Director
13.	CapitaLand Financial Limited	Deputy Chairman
14.	The Institute of Banking and Finance	Council Member
15.	Financial Industry Competency Standards Committee	Chairperson

MR KWA CHONG SENG

Academic and Professional Qualifications:
- Bachelor of Engineering
  University of Singapore

Current Directorships

	Company	Title
1.	DBS Group Holdings Ltd	Director
2.	DBS Bank Ltd	Director
3.	DBS Bank (Hong Kong) Limited	Chairman/Director
4.	ExxonMobil Asia Pacific Pte Ltd	Chairman & MD
5.	Esso China Inc.	Chairman
6.	Temasek Holdings (Pte) Ltd	Deputy Chairman
7.	ExxonMobil Oil Singapore Pte Ltd (In members' voluntary winding up)	Director
8.	Esso Asia Pacific (Petroleum) Pte Ltd (In members' voluntary winding up)	Director
9.	Sinopec SenMei (Fujian) Petroleum Company Limited	Director
10.	Public Service Commission	Member

Directorships for the past 3 years

	Company	Title
1.	Mobil Asia Marketing Pte Ltd (In members' voluntary winding up)	Director
2.	Mobil South Asia Investments Ltd	Director

MR JOHN ALAN ROSS

Academic and Professional Qualifications:
- Master of Business Administration
  The Wharton School of The University of Pennsylvania
- Bachelor of Arts
  Hobart College

Current Directorships

	Company	Title
1.	DBS Group Holdings Ltd	Director
2.	DBS Bank Ltd	Director
3.	DBS Bank (China) Limited	Director
4.	AirTV Holdings, Inc	President

Directorships for the past 3 years

	Company	Title
1.	Jewish Museum, New York	Board Member/Trustee
2.	Hobart & William Smith Colleges	Trustee
3.	Metropolitan Opera Guild	Board Member/Trustee
4.	German Marshall Fund of US, Washington, D.C.	Board Member/Trustee

MR WONG NGIT LIONG

Academic and Professional Qualifications:
- Bachelor of Engineering (1st Class Hons)
  University of Malaya
- Master of Science (Electronics Engineering)
  University of California at Berkeley
- Master of Business Administration (Distinction)
  McGill University

Current Directorships

	Company	Title
1.	DBS Group Holdings Ltd	Director
2.	DBS Bank Ltd	Director
3.	Advanced Products Corporation Pte Ltd	Director
4.	Cebelian Holdings Pte Ltd	Director
5.	NUS Board of Trustees	Chairman
6.	EAS Security Systems Pte Ltd	Director
7.	Innovative Trek Technology Pte Ltd	Director
8.	Multitech Systems Pte Ltd	Director
9.	NLW Pte Ltd	Director
10.	Pintarmas Sdn Bhd	Director
11.	PT Venture Electronics Indonesia	Director
12.	V-Design Services (M) Sdn Bhd	Director
13.	Technocom Systems Sdn Bhd	Director
14.	Univac Precision Engineering Pte Ltd	Director
15.	Ventech Data Systems Pte Ltd	Director
16.	Ventech Investments Ltd	Director
17.	Venture Corporation Limited	Chairman & CEO
18.	Venture Electronics (Europe) B.V.	Director
19.	Venture Electronics International, Inc.	Director
20.	Venture Electronics Solutions Pte Ltd	Director
21.	Venture Electronics Spain, S.L.	Director
22.	Venture Hungary Electronics Manufacturing Limited Liability Company	Director
23.	VIPColor Technologies Pte Ltd	Director
24.	VIPColor Technologies USA, Inc.	Director
25.	VM Services, Inc.	Director
26.	VS Electronics Pte Ltd	Director
27.	Royal Philips Electronics	Director
28.	Research, Innovation and Enterprise Council	Member
29.	GES International Limited	Director
30.	GES (Singpaore) Pte Ltd	Director
31.	GES Investment Pte Ltd	Director
32.	Shanghai GES Information Technology Co., Ltd	Director
33.	Scinetic Engineering Pte Ltd	Director

Directorships for the past 3 years

	Company	Title
1.	SIA Engineering Company Ltd	Director

Shareholding Statistics

I. Class of Shares – Ordinary Shares
Voting Rights – One vote per share

As at 19 February 2009

Size of holdings	No. of Shareholders	%	No. of Shares	%
1 – 999	3,956	10.50	1,106,435	0.05
1,000 – 10,000	30,117	79.96	86,869,107	3.81
10,001 – 1,000,000	3,552	9.43	113,514,365	4.97
1,000,001 & above	39	0.11	2,079,950,780	91.17
Total	37,664	100.00	2,281,440,687	100.00
Location of Shareholders				
Singapore	35,570	94.44	2,264,475,452	99.26
Malaysia	1,232	3.27	8,575,654	0.37
Overseas	862	2.29	8,389,581	0.37
Total	37,664	100.00	2,281,440,687	100.00

Twenty Largest Shareholders (As shown in the Register of Members and Depository Register)

		No. of shareholdings	%
1	DBS Nominees Pte Ltd	564,179,692	24.73
2	Maju Holdings Pte Ltd	351,745,560	15.42
3	Temasek Holdings (Pte) Ltd	278,510,692	12.21
4	DBSN Services Pte Ltd	271,805,422	11.91
5	Citibank Nominees Singapore Pte Ltd	182,053,766	7.98
6	HSBC (Singapore) Nominees Pte Ltd	172,653,790	7.57
7	United Overseas Bank Nominees Pte Ltd	75,937,641	3.33
8	Raffles Nominees Pte Ltd	66,343,923	2.91
9	DB Nominees (S) Pte Ltd	21,226,363	0.93
10	Lee Pineapple Company Pte Ltd	10,750,000	0.47
11	Lee Foundation	8,250,000	0.36
12	Morgan Stanley Asia (Singapore) Securities Pte Ltd	7,106,404	0.31
13	TM AsiA Life Singapore Ltd – Par Fund	5,761,000	0.25
14	Paramount Assets Investments Pte Ltd	5,375,000	0.24
15	Oversea Chinese Bank Nominees Pte Ltd	5,206,136	0.23
16	DBS Vickers Securities (S) Pte Ltd	5,098,071	0.22
17	Merrill Lynch (Singapore) Pte Ltd	4,687,580	0.21
18	KEP Holdings Limited	3,750,000	0.16
19	BNP Paribas Nominees Singapore Pte Ltd	3,151,775	0.14
20	UOB Kay Hian Pte Ltd	3,011,893	0.13
	Total	2,046,604,708	89.71

II. Class of Shares – Non-Voting Redeemable Convertible Preference Shares ("NVRCPS")
Voting Rights – Please see Article 6A of the Articles of Association.
Sole Shareholder of 99,713,061 NVRCPS: Maju Holdings Pte Ltd

III. Class of Shares – Non-Voting Convertible Preference Shares ("NVCPS")
Voting Rights – Please see Article 6 of the Articles of Association.
Sole Shareholder of 180,654 NVCPS: Maju Holdings Pte Ltd

Substantial ordinary shareholders (As shown in the Register of Substantial Shareholders as at 19 February 2009)

	Direct Interest		Deemed Interest	
	No. of Shares	%	No. of Shares	%
Maju Holdings Pte Ltd	351,745,560	15.42	0	0.00
Temasek Holdings (Pte) Ltd	278,510,692	12.21	358,705,935	15.72

1. Maju Holdings Pte Ltd ("Maju") is a wholly-owned subsidiary of Temasek Holdings (Pte) Ltd.

2. Temasek Holdings (Pte) Ltd, a company wholly-owned by Minister for Finance Incorporated, is deemed interested in the 351,745,560 shares held by Maju.

3. Percentage shareholding is based on issued share capital as at 19 February 2009.

As at 19 February 2009, approximately 72% of DBSH's issued ordinary shares is held by the public and, therefore, Rule 723 of the Listing Manual is complied with.

Financial Calendar

22 April 2008	Payment date of 2007 Final Dividend on Ordinary Shares, Non-Voting Convertible Preference Shares and Non-Voting Redeemable Convertible Preference Shares
4 June 2008	Payment date of 2008 first quarter Dividend on Ordinary Shares, Non-Voting Convertible Preference Shares and Non-Voting Redeemable Convertible Preference Shares
3 September 2008	Payment date of 2008 second quarter Dividend on Ordinary Shares, Non-Voting Convertible Preference Shares and Non-Voting Redeemable Convertible Preference Shares
4 December 2008	Payment date of 2008 third quarter Dividend on Ordinary Shares, Non-Voting Convertible Preference Shares and Non-Voting Redeemable Convertible Preference Shares
31 December 2008	Financial Year-end
7 May 2008	Announcement of first quarter results for 2008
7 August 2008	Announcement of half-year results 2008
7 November 2008	Announcement of third quarter results 2008
13 February 2009	Announcement of full-year results 2008
8 April 2009	Annual General Meeting
29 April 2009	Proposed payment date of 2008 Final Dividend on Ordinary Shares, Non-Voting Convertible Preference Shares and Non-Voting Redeemable Convertible Preference Shares
August 2009	Announcement of half-year results 2009
February 2010	Announcement of full-year results 2009

International Banking Offices

DBS Bank Bangkok Representative Office
7th Floor, Main Building
393 Silom Road
Bangkok 10500, Thailand
Tel: (66 2) 636 6364; 636 6365
Fax: (66 2) 636 6366

DBS Bank Dubai Branch
Suite 305, 3rd Floor, Building 3
Gate Precinct, DIFC
P.O.Box 126230
Dubai, UAE
Tel: (971 4) 3641800
Fax: (971 4) 3641801

DBS Bank Hong Kong Branch
18th Floor, The Center
99 Queen's Road Central
Hong Kong
Tel: (852) 3668 1900
Fax: (852) 2596 0577

DBS Bank Ltd Kuala Lumpur Representative Office
#08-01, Menara Keck Seng
203 Jalan Bukit Bintang
55100 Kuala Lumpur, Malaysia
Tel: (603) 2148 8338
Fax: (603) 2148 8083

DBS Bank Labuan Branch
Level 10 (A) Main Office Tower
Financial Park Labuan
Jalan Merdeka
87000 W.P. Labuan, Malaysia
Tel: (6 087) 595 500
Fax: (6 087) 423 376

DBS Bank London Branch
4th Floor, Paternoster House
65 St Paul's Churchyard
London EC4M 8AB, UK
Tel: (44 207) 489 6550
Fax: (44 207) 489 5850

DBS Bank Los Angeles Agency
445 South Figueroa Street
Suite 3550, Los Angeles
CA 90071, USA
Tel: (1 213) 627 0222
Fax: (1 213) 627 0228

DBS Bank Manila Representative Office
18th Floor, BPI Building
Ayala Avenue corner
Paseo de Roxas
Makati City, The Philippines
Tel: (632) 845 5112
Fax: (632) 750 2144

DBS Bank Mumbai Branch
Fort House, 3rd Floor
221, Dr. D.N. Road, Fort
Mumbai 400001, India
Tel: (91 22) 6638 8888
Fax: (91 22) 6638 8899

DBS Bank New Delhi Branch
Upper Ground Floor
Birla Tower
25, Barakhamba Road
New Delhi 110001, India
Tel: (91 11) 3041 8888
Fax: (91 11) 3041 8899

DBS Bank Seoul Branch
18th Floor, Seoul Finance
Center Building
84-1, 1-ka Taepyungro
Chung-ku, Seoul
Republic of Korea
Tel: (822) 6322 2660
Fax: (822) 732 7953

DBS Bank Shanghai Branch
Unit 2906, Azia Center
1233 Lu Jia Zui Ring Road
Pudong
Shanghai 200120
The People's Republic of China
Tel: (86 21) 3896 8967
Fax: (86 21) 3896 8968

International Banking Offices

DBS Bank Taipei Branch
28F-B Taipei 101 Tower
7 Xin-Yi Road, Section 5
Taipei 11049, Taiwan R.O.C.
Tel: (886 2) 8101 0598
Fax: (886 2) 8101 0589

DBS Bank Tokyo Branch
508 Yurakucho Denki Building
7-1 Yurakucho 1-chome
Chiyoda-ku
Tokyo 1000006, Japan
Tel: (813) 3213 4411
Fax: (813) 3213 4415

DBS Bank Yangon
Representative Office
#0502 Level 5 Sakura Tower
339 Bogyoke Aung San Street
Kyauktada Township
Yangon, Myanmar
Tel: (951) 255 407
Fax: (951) 255 100

DBS Bank (China)
Beijing Branch
5/F Winland International Finance Center
7 Financial Street
Xicheng District
Beijing 100140
The People's Republic of China
Tel: (86 10) 5839 7500
Fax: (86 10) 5836 9373

Consumer Banking Services
Suite105-106, Winland International Finance Center
7 Financial Street
Xicheng District
Beijing 100140
The People's Republic of China
Tel: (86 10) 5839 7527
Fax: (86 10) 5836 9390

DBS Bank (China)
Beijing Gemdale Plaza Sub-branch
Unit 101, Tower A Gemdale Plaza
91 Jian Guo Road
Chao Yang District
Beijing 100022
People's Republic of China
Tel: (86 10) 8571 3303
Fax: (86 10) 8571 3297

DBS Bank (China)
Guangzhou Branch
Unit 1006, Fortune Plaza West Tower
118 Ti Yu East Road
Tianhe District
Guangzhou 510620
The People's Republic of China
Tel: (86 20) 3818 0888
Fax: (86 20) 3884 8060

DBS Bank (China)
Guangzhou Taojin Road Sub-branch
Unit 101, 201A – B, Li Jing Building
48-52 Tao Jin Road
Yue Xiu District
Guangzhou 510095
People's Republic of China
Tel: (86 20) 8349 7999
Fax: (86 20) 8349 7941

DBS Bank (China)
Nanning Branch
G/ F Wuxiang International Hotel
58 Jinhu Road
Nanning 530028
The People's Republic of China
Tel: (86 771) 5588288
Fax: (86 771) 5501586

DBS Bank (China)
Shanghai Branch
28/F Azia Center
1233 Lu Jia Zui Ring Road
Pudong
Shanghai 200120
The People's Republic of China
Tel: (86 21) 3896 8888
Fax: (86 21) 3896 8989

DBS Bank (China)
Shanghai Luwan Sub-branch
G/F and 2/F Century Bashi Building
398 Middle Huaihai Road
Luwan District
Shanghai 200020
The People's Republic of China
Tel: (86 21) 5383 8989
Fax: (86 21) 5383 8080

DBS Bank (China)
Shanghai Nanjing Xi Road Sub-branch
1558 Nanjing Xi Road
Jing An District
Shanghai 200040
People's Republic of China
Tel: (86 21) 6279 3888
Fax: (86 21) 6279 3683

DBS Bank (China)
Shanghai Sichuan Bei Road Sub-branch
1377-1381 Sichuan Bei Road
Shanghai 200081
The People's Republic of China
Tel: (86 21) 63097268
Fax: (86 21) 63097275

DBS Bank (China)
Shenzhen Branch
18/F, China Resources Building
5001 Shennan Dong Road
Shenzhen 518001
The People's Republic of China
Tel: (86 755) 8269 0880
Fax: (86 755) 8269 0890

Personal Banking Services
Shop 229, Level 2 The MIXc
1881 Baoan Nan Road
Shenzhen 518001
The People's Republic of China
Tel: (86 755) 8269 1043
Fax: (86 755) 8269 1055

DBS Bank (China)
Suzhou Branch
7/F International Building
2 Su Hua Road
Suzhou Industrial Park
Suzhou 215021
The People's Republic of China
Tel: (86 512) 6288 8090
Fax: (86 512) 6288 8070

DBS Bank (China)
Suzhou Ganjiang Dong Road Sub-branch
Level 1 & 2, 888-2 Gan Jiang Dong Road
Suzhou 215005
The People's Republic of China
Tel: (86 512) 6581 2828
Fax: (86 512) 6581 3600

DBS Bank (China)
Tianjin Branch
8/F The Exchange
189 Nanjing Road
Tianjin 300051
The People's Republic of China
Tel: (86 22) 5819 3288
Fax: (86 22) 8319 5287

Personal Banking Services
Unit 01-03A, 1/F The Exchange
189 Nanjing Road
Tianjin 300051
The People's Republic of China
Tel: (86 22) 5819 3271
Fax: (86 22) 8319 5286

International Banking Offices

DBS Bank (Hong Kong)
Dongguan Representative Office
Unit 01-03
19/F Jin Yuan Centre
1 Ke Yuan South Road
Dongguan 523000
The People's Republic of China
Tel: (86 769) 2211 7698
Fax: (86 769) 2211 8856

DBS Bank (Hong Kong)
Fuzhou Representative Office
Room A, 23/F World Trade Plaza
71 Wusi Road
Fuzhou 350001
The People's Republic of China
Tel: (86 591) 8754 4080
Fax: (86 591) 8754 4079

DBS Bank (Hong Kong)
Hangzhou Representative Office
Unit F, 25/F Richful International Trade Plaza
258 Zhong He Zhong Road
Hangzhou 310003
The People's Republic of China
Tel: (86 571) 8788 1288
Fax: (86 571) 8788 1289

DBS Bank (Hong Kong)
Macau Branch
Nos 5a 7E da Rua de
Santa Clara
Edif. Ribeiro, Loja Ce D
Macau SAR
Tel: (853) 2832 9338
Fax: (853) 2832 3711

Main Subsidiaries & Associated Companies

DBS Bank (Hong Kong) Limited
11th Floor, The Center
99 Queen's Road Central
Hong Kong
Tel: (852) 2218 8822
Fax: (852) 2167 8222
100% owned by DBS Diamond Holdings Ltd, a wholly-owned subsidiary of DBS Bank

DBS Asia Capital Limited
22nd Floor, The Center
99 Queen's Road Central
Hong Kong
Tel: (852) 3668 1148
Fax: (852) 2868 0250
100% owned by DBS Bank

DBS Asset Management Ltd
8 Cross Street
#08-01
PWC Building
Singapore 048424
Tel: (65) 6878 7801
Fax: (65) 6534 5183
100% owned by DBS Bank

DBS Nominees Pte Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809
Tel: (65) 6878 8888
Fax: (65) 6338 8936
100% owned by DBS Bank

DBS Trustee Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809
Tel: (65) 6878 8888
Fax: (65) 6878 3977
100% owned by DBS Bank

DBS Vickers Securities (Singapore) Pte Ltd
8 Cross Street
PWC Building #02-01
Singapore 048424
Tel: (65) 6533 9688
100% owned by DBS Bank

DBS Vickers Securities (Singapore) Pte Ltd is the main operating entity in Singapore of the DBS Vickers Group, which has operations of varying scope and complexity in other jurisdictions including Hong Kong, Malaysia, Thailand and Indonesia

PT Bank DBS Indonesia
Plaza Permata
Ground Floor and 12th Floor
Jalan M. H. Thamrin Kav.57
Jakarta 10350
Indonesia
Tel: (62 21) 390 3366; 390 3368
Fax: (62 21) 390 3488; 390 3383
99% owned by DBS Bank

DBSN Services Pte. Ltd.
6 Shenton Way
DBS Building Tower One
Singapore 068809
Tel: (65) 6878 8888
Fax: (65) 6338 8936
100% owned by DBS Bank

Hutchison DBS Card Limited
22/F, Hutchison House
10 Harcourt Road
Hong Kong
Tel: (852) 2128 1188
Fax: (852) 2128 1705
50% owned by DBS Bank (Hong Kong) Limited

Main Subsidiaries & Associated Companies

AXS Infocomm Pte Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809
Tel: (65) 6878 8888
Fax: (65) 6878 8884
26.41% owned by DBS Bank and 59.77% owned through wholly-owned subsidiaries of DBS Bank

DBS Bank (China) Limited
Unit 01, 28th Floor
AZIA Center
No. 1233 Lujiazui Ring Road
Pudong New Area
Shanghai 200120
People's Republic of China
Tel: 21 3896 8888
Fax: 21 3896 8989
100% owned by DBS Bank

The Islamic Bank of Asia Limited
6 Shenton Way
DBS Building Tower One
Singapore 068809
Tel: (65) 6878 8888
Fax: (65) 6220 7487
50% owned by DBS Bank

SALTE Pte Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809
Tel: (65) 6878 8888
Fax: (65) 6225 7464
100% owned by DBS Bank

Hwang-DBS (Malaysia) Bhd
Level 8, Wisma Sri Pinang
60 Green Hall
10200 Penang
Malaysia
Tel: (604) 263 6996
Fax: (604) 263 9597
4.15% owned by DBS Bank and 23.51% owned by DBS Vickers Securities Malaysia Pte Ltd, an indirect wholly-owned subsidiary of DBS Bank

ICCP
15th Fl, PS Bank Centre
777 Paseo de Roxas
Makati City
The Philippines
Tel: (632) 811 4656
Fax: (632) 819 0941
20% owned by DBS Bank

Network for Electronic Transfers (Singapore) Pte Ltd
298 Tiong Bahru Road #04-01/06
Central Plaza
Singapore 168730
Tel: (65) 6272 0533
Fax: (65) 6272 2334
33.33% owned by DBS Bank

Orix Leasing Singapore Limited
331 North Bridge Road
#19-01 Odeon Towers
Singapore 188720
Tel: (65) 6339 3622
Fax: (65) 6339 4417
30% owned by DBS Bank

Bank of the Philippines Islands
BPI Main Building
6768 Ayala Avenue
Corner Paseo de Roxas
Makati City, Metro Manila 1226
Philippines
Tel: (632) 845 5971; 845 5977; 845 5978
Fax: (632) 845 5980
20.34% owned by DBS Bank

Cholamandalam DBS Finance Limited
No. 2, N.S.C. Bose Road
Parrys, Chennai 600 001
India
Tel: (91 44) 2530 7172
Fax: (91 44) 2534 6464
37.48% owned by DBS Bank

Notice of Annual General Meeting

DBS Group Holdings Ltd (Incorporated in the Republic of Singapore) *Company Registration No.: 199901152M*

Informal Briefing on DBS' 2008 Results
Chief Financial Officer Chng Sok Hui will take questions on the DBS 2008 Results and contents of the 2008 Annual Report (at 1.30pm) immediately preceding the formal commencement of the Annual General Meeting.

To: All Shareholders

NOTICE IS HEREBY GIVEN that the Tenth Annual General Meeting of the shareholders of the Company will be held in the Auditorium, 3rd Storey, DBS Building Tower One, 6 Shenton Way, Singapore 068809 on Wednesday, 8 April 2009 at 2.00 p.m. to transact the following business:

ORDINARY BUSINESS

1 To receive and consider the Directors' Report and Audited Accounts for the year ended 31 December 2008 and the Auditors' Report thereon.

2 To declare a one-tier tax exempt Final Dividend of 14 cents per ordinary share, for the year ended 31 December 2008. [2007: Final Dividend of 20 cents per ordinary share, one-tier tax exempt]

3 (a) To sanction the amount of $1,475,281 proposed as Directors' Fees for 2008. [2007: $1,750,945]
(b) To sanction the amount of $2,000,000 proposed as special remuneration for Mr Koh Boon Hwee for 2008. [2007: $1,000,000]

4 To re-appoint Messrs PricewaterhouseCoopers as Auditors of the Company and to authorise the Directors to fix their remuneration.

5 To re-elect the following Directors, who are retiring under Article 95 of the Company's Articles of Association:

(a) Mr Koh Boon Hwee
(b) Mr Christopher Cheng Wai Chee

Further information on Mr Koh Boon Hwee and Mr Christopher Cheng Wai Chee can be found at page 147 onwards of the 2008 Annual Report.

6 To re-elect the following Directors, who are retiring under Article 101 of the Company's Articles of Association:

(a) Mr Richard Daniel Stanley
(b) Ms Euleen Goh Yiu Kiang
(c) Dr Bart Joseph Broadman

Further information on Mr Richard Daniel Stanley, Ms Euleen Goh Yiu Kiang and Dr Bart Joseph Broadman can be found at page 147 onwards of the 2008 Annual Report.

7 To re-appoint Mr Andrew Robert Fowell Buxton as a Director pursuant to Section 153(6) of the Companies Act, Chapter 50, to hold office from the date of this Annual General Meeting until the next Annual General Meeting of the Company.

Further information on Mr Andrew Robert Fowell Buxton can be found at page 147 onwards of the 2008 Annual Report.

SPECIAL BUSINESS

As Special Business
To consider and, if thought fit, to pass the following Resolutions as ORDINARY RESOLUTIONS:

Ordinary Resolutions

8A That the Board of Directors of the Company be and is hereby authorised to:

(a) allot and issue from time to time such number of ordinary shares in the capital of the Company ("DBSH Ordinary Shares") as may be required to be issued pursuant to the exercise of options under the DBSH Share Option Plan; and

(b) offer and grant awards in accordance with the provisions of the DBSH Share Plan and to allot and issue from time to time such number of DBSH Ordinary Shares as may be required to be issued pursuant to the vesting of awards under the DBSH Share Plan,

PROVIDED ALWAYS THAT the aggregate number of new DBSH Ordinary Shares to be issued pursuant to the exercise of options granted under the DBSH Share Option Plan and the vesting of awards granted or to be granted under the DBSH Share Plan shall not exceed 7.5 per cent of the total number of issued shares (excluding treasury shares) in the capital of the Company from time to time.

Notice of Annual General Meeting

DBS Group Holdings Ltd (Incorporated in the Republic of Singapore) *Company Registration No.: 199901152M*

8B That authority be and is hereby given to the Directors of the Company to:

(a) (i) issue shares in the capital of the Company ("shares") whether by way of rights, bonus or otherwise; and/or

(ii) make or grant offers, agreements or options (collectively, "Instruments") that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares,

at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit; and

(b) (notwithstanding the authority conferred by this Resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while this Resolution was in force,

provided that:

(1) the aggregate number of shares to be issued pursuant to this Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 50 per cent of the total number of issued shares (excluding treasury shares) in the capital of the Company (as calculated in accordance with paragraph (2) below), of which the aggregate number of shares to be issued other than on a pro rata basis to shareholders of the Company (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 10 per cent of the total number of issued shares (excluding treasury shares) in the capital of the Company (as calculated in accordance with paragraph (2) below);

(2) (subject to such manner of calculation and adjustments as may be prescribed by the Singapore Exchange Securities Trading Limited ("SGX-ST")) for the purpose of determining the aggregate number of shares that may be issued under paragraph (1) above, the percentage of issued shares shall be based on the total number of issued shares (excluding treasury shares) in the capital of the Company at the time this Resolution is passed, after adjusting for:

(i) new shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time this Resolution is passed; and

(ii) any subsequent bonus issue, consolidation or subdivision of shares;

(3) in exercising the authority conferred by this Resolution, the Company shall comply with the provisions of the Listing Manual of the SGX-ST for the time being in force (unless such compliance has been waived by the SGX-ST) and the Articles of Association for the time being of the Company; and

(4) (unless revoked or varied by the Company in general meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier.

By Order of The Board

Linda Hoon (Ms)
Group Secretary
DBS Group Holdings Ltd
17 March 2009
Singapore

NOTES:
An ordinary shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and to vote in his stead. An ordinary shareholder of the Company which is a corporation is entitled to appoint its authorised representative or proxy to vote on its behalf.

A proxy need not be a member of the Company.

The instrument appointing a proxy must be deposited at the Company's Office at 6 Shenton Way, DBS Building Tower One #39-02, Singapore 068809, at least 48 hours before the time for holding the Meeting.

EXPLANATORY NOTES

Ordinary Business

Ordinary Business Item 3(a): Directors' Fees for 2008

Ordinary business item 3(a) is to sanction the payment of $1,475,281 as Directors' Fees for 2008.

Ordinary Business Item 3(b): Special Remuneration for Mr Koh Boon Hwee for 2008

Ordinary business item 3(b) is to sanction the payment of $2,000,000 as special remuneration for Mr Koh Boon Hwee for 2008. The new Chief Executive Officer, Mr Richard Daniel Stanley joined the Bank on 1 May 2008. Mr Koh took on an active management oversight role pending the appointment of the CEO for the period from 1 January to 30 April 2008. The assumption of this role was outside the scope of the ordinary duties of a non-executive Director. Of the $2,000,000 proposed, it is intended that $1,000,000 will be paid to Mr Koh in cash and $1,000,000 will be paid to Mr Koh in the form of an award of shares under the DBSH Share Plan. The number of shares to be awarded is derived by dividing the amount of $1,000,000 by the last dealt price of the shares on the Singapore Exchange Securities Trading Limited on 9 April 2009 (fractions being disregarded), which is the date after the Annual General Meeting (AGM).

Ordinary Business Item 7: Re-appointment of Andrew Robert Fowell Buxton

As Mr Buxton turned 70 years of age before this AGM, his office will be vacated at the AGM, and he is standing for re-appointment. If re-appointed, he will hold office until the next annual general meeting.

Special Business

Special Business Item 8A: DBSH Share Option Plan & DBSH Share Plan

Resolution 8A is to empower the Directors to issue ordinary shares in the capital of the Company pursuant to the exercise of options under the DBSH Share Option Plan and to offer and grant awards and to issue ordinary shares in the capital of the Company pursuant to the DBSH Share Plan. Resolution 8A provides that the maximum aggregate number of ordinary shares which may be issued under the DBSH Share Option Plan and the DBSH Share Plan is limited to 7.5 per cent of the total number of issued shares in the capital of the Company (excluding treasury shares) from time to time.

Special Business Item 8B: Share Issue Mandate

Resolution 8B is to empower the Directors to issue shares in the capital of the Company and to make or grant instruments (such as warrants or debentures) convertible into shares, and to issue shares in pursuance of such instruments, up to a number not exceeding in total 50 per cent of the total number of issued shares (excluding treasury shares) in the capital of the Company, of which up to 10 per cent of the total number of issued shares (excluding treasury shares) may be issued other than on a pro rata basis to shareholders. For the purpose of determining the aggregate number of shares that may be issued, the percentage of issued shares shall be based on the total number of issued shares (excluding treasury shares) in the capital of the Company at the time that Resolution 8B is passed, after adjusting for (a) new shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time that Resolution 8B is passed, and (b) any subsequent bonus issue, consolidation or subdivision of shares.

PROXY FORM

DBS GROUP HOLDINGS LTD
(Incorporated in the Republic of Singapore)

IMPORTANT:
1. For investors who have used their CPF monies to buy DBS Group Holdings Ltd shares, the annual report is forwarded to them at the request of their CPF Approved Nominees and is sent solely FOR INFORMATION ONLY.
2. For holders of Non-Voting Convertible Preference Shares (NVCPS), the annual report is forwarded to them solely FOR INFORMATION ONLY.
3. For holders of Non-Voting Redeemable Convertible Preference Shares (NVRCPS), the annual report is forwarded to them solely FOR INFORMATION ONLY.
4. This Proxy form is not valid for use by CPF Investors, NVCPS and NVRCPS holders and shall be ineffective for all intents and purposes if used or purported to be used by them.

I / We

of

being an Ordinary Shareholder(s) of DBS Group Holdings Ltd hereby appoint Mr/Mrs/Ms

NAME	ADDRESS	NRIC/PASSPORT NUMBER	PROPORTION OF SHAREHOLDINGS (%)

and/or (delete as appropriate)

as my/our proxy/proxies, to vote for me/us and on my/our behalf at the Tenth Annual General Meeting of the Company, to be held in the Auditorium, 3rd Storey, DBS Building Tower One, 6 Shenton Way, Singapore 068809 on Wednesday, 8 April, 2009 at 2.00 pm and at any adjournment thereof in the following manner:

NO.	RESOLUTIONS	FOR	AGAINST
	Ordinary Business		
1	Adoption of Report and Accounts		
2	Declaration of Final Dividend on Ordinary Shares		
3	Approval of:		
	(a) proposed Directors' Fees of S$1,475,281 and		
	(b) proposed special remuneration of S$2,000,000 for Mr Koh Boon Hwee		
4	Re-appointment of PricewaterhouseCoopers LLC as Auditors		
5	Re-election of the following Directors retiring under Article 95:		
	(a) Mr Koh Boon Hwee		
	(b) Mr Christopher Cheng Wai Chee		
6	Re-election of the following Directors retiring under Article 101:		
	(a) Mr Richard Daniel Stanley		
	(b) Mr Euleen Goh Yiu Kiang		
	(c) Dr Bart Joseph Broadman		
7	Re-appointment of Mr Andrew Robert Fowell Buxton as a Director pursuant to Section 153(6) of the Companies Act, Chapter 50		
	Special Business		
8A	Authority to issue shares under the DBSH Share Option Plan, and to grant awards and issue shares under the DBSH Share Plan		
8B	Approval to issue Shares pursuant to Section 161 of the Companies Act, Cap 50		

If you wish to exercise all your votes For or Against, please tick with "✓". Alternatively, please indicate the number of votes For or Against each resolution.

If this form of proxy contains no indication as to how the proxy should vote in relation to each resolution, the proxy shall vote or abstain as the proxy deems fit.

As witness my/our hand(s) this day of 2009.

No. of Ordinary Shares held

Signature or Common Seal of Shareholder

IMPORTANT PLEASE READ NOTES OVERLEAF.

NOTES:

1 *Please insert the total number of Ordinary Shares held by you. If you have Ordinary Shares entered against your name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50 of Singapore), you should insert that number of Ordinary Shares. If you have Ordinary Shares registered in your name in the Register of Members, you should insert that number of Ordinary Shares. If you have Ordinary Shares entered against your name in the Depository Register and Ordinary Shares registered in your name in the Register of Members, you should insert the aggregate number of Ordinary Shares entered against your name in the Depository Register and registered in your name in the Register of Members.*

2 *A Member entitled to attend and vote at a Meeting of the Company is entitled to appoint one or two proxies to attend and vote instead of him.*

3 *Where a Member appoints two proxies, the appointments shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.*

4 *The Instrument appointing a proxy must be deposited at the office of the Company at* ***6 Shenton Way, DBS Building Tower One #39-02, Singapore 068809,*** *not less than 48 hours before the time appointed for the Annual General Meeting.*

5 *The Instrument appointing the proxy or proxies must be under the hand of the appointer or of his attorney duly authorised in writing. Where the Instrument appointing a proxy or proxies is executed by a corporation, it must be executed either under its seal or under the hand of an officer or attorney duly authorised.*

6 *A corporation which is a Member may, in accordance with Section 179 of the Companies Act, Chapter 50 of Singapore, authorise by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the Annual General Meeting.*

7 *The Company shall be entitled to reject the Instrument appointing a proxy or proxies if it is incomplete, improperly completed or illegible or where the true intentions of the appointer are not ascertainable from the instructions of the appointer specified in the Instrument appointing a proxy or proxies. In addition, in the case of members whose Ordinary Shares are entered against their names in the Depository Register, the Company may reject any Instrument appointing a proxy or proxies lodged if such Members are not shown to have Ordinary Shares entered against their names in the Depository Register 48 hours before the time appointed for holding the Annual General Meeting as certified by The Central Depository (Pte) Limited to the Company.*

Corporate Information

DBS Group Board of Directors
Koh Boon Hwee – Chairman
Richard Stanley – Chief Executive Officer (appointed 1 May 2008)
Ang Kong Hua
Bart Joseph Broadman (appointed 17 Dec 2008)
Andrew Robert Fowell Buxton
Christopher Cheng Wai Chee
Goh Geok Ling (stepped down 2 Apr 2008)
Euleen Goh Yiu Kiang (appointed 1 Dec 2008)
Kwa Chong Seng
N R Narayana Murthy (stepped down 2 Apr 2008)
Peter Ong Boon Kwee (stepped down 24 Oct 2008)
John Alan Ross
Frank Wong Kwong Shing – Chief Operating Officer (stepped down 31 Aug 2008)
Wong Ngit Liong

Audit Committee
Ang Kong Hua – Chairman
Christopher Cheng Wai Chee
Euleen Goh Yiu Kiang
Wong Ngit Liong

Nominating Committee
John Alan Ross – Chairman
Koh Boon Hwee
Ang Kong Hua
Euleen Goh Yiu Kiang
Wong Ngit Liong

Board Risk Management Committee
Andrew Robert Fowell Buxton – Chairman
Koh Boon Hwee
Bart Joseph Broadman
John Alan Ross

Board Credit Committee
Koh Boon Hwee – Chairman
Richard Stanley
Kwa Chong Seng

Compensation and Management Development Committee
Kwa Chong Seng – Chairman
Koh Boon Hwee
Bart Joseph Broadman
Christopher Cheng Wai Chee
Wong Ngit Liong

Group Secretary
Linda Hoon

Senior Management
Richard Stanley – Chief Executive Officer
Eric Ang – Capital Markets
Roger Arner – Group Credit
Chng Sok Hui – Group Finance
Kenneth Fagan – Group Legal, Compliance & Secretariat
David Gledhill – Group Technology & Operations
Edwin Khoo – Institutional Banking Group
Lim Him Chuan – Group Audit
Teresa Lin – DBS Bank (China) Limited & Institutional Banking Group
Andrew Ng – Treasury & Markets
Karen Ngui – Group Strategic Marketing & Communications
Elbert Pattijn – Group Risk & Credit
Rajan Raju – Consumer Banking Group
Theresa Soikkeli – Group Human Resources
Jeanette Wong – Institutional Banking Group & International Operations
Amy Yip – DBS Bank (Hong Kong) Limited & Wealth Management Group

Registrar
Tricor Barbinder Share Registration Services
(A division of Tricor Singapore Pte. Ltd.)
8 Cross Street
#11-00 PWC Building
Singapore 048424
Tel: (65) 6236 3333
Fax: (65) 6236 4399

Auditors
PricewaterhouseCoopers LLP
Certified Public Accountants
8 Cross Street
#17-00 PWC Building
Singapore 048424

Partner in charge of the audit
Mr Dominic Nixon
Appointed on 2 Apr 2008 (DBS Group Holdings Ltd) and 1 Apr 2008 (DBS Bank Ltd.)

Registered Office
6 Shenton Way
DBS Building Tower One
Singapore 068809
Tel: (65) 6878 8888
Website: www.dbs.com

DBS. Living, Breathing Asia

DBS is one of the largest financial services groups in Asia with operations in 16 markets. Headquartered in Singapore, DBS is a well-capitalised bank with "AA-" and "Aa1" credit ratings that are among the highest in the Asia-Pacific region. As a bank that specialises in Asia, DBS leverages its deep understanding of the region, local culture and insights to serve and build lasting relationships with its clients. DBS provides the full range of services in corporate, SME, consumer and wholesale banking activities across Asia and the Middle East. The bank is committed to expanding its pan-Asia franchise by leveraging its growing presence in mainland China, Hong Kong and Taiwan to intermediate the increasing trade and investment flows between these markets. Likewise, DBS is focused on extending its end-to-end services to facilitate capital within fast-growing countries in Indonesia and India. DBS acknowledges the passion, commitment and can-do spirit in each of its 15,000 staff, representing over 30 nationalities.

China
Hong Kong
India
Indonesia
Japan
Korea
Malaysia
Myanmar
Singapore
Taiwan
Thailand
The Philippines
United Arab Emirates
United Kingdom
United States of America
Vietnam

6 Shenton Way
DBS Building Tower One
Singapore 068809
Tel. (65) 6878 8888
www.dbs.com

Co. Reg. No. 199901152M

CIRCULAR DATED 17 MARCH 2009

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the course of action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

If you have sold your ordinary shares in the capital of DBS Group Holdings Ltd (the "**Company**"), you should immediately forward this Circular and the Proxy Form attached to this Circular to the purchaser or to the stockbroker or other agent through whom the sale was effected for onward transmission to the purchaser.

The Singapore Exchange Securities Trading Limited takes no responsibility for the accuracy of any statements or opinions made in this Circular.

DBS

DBS GROUP HOLDINGS LTD

(Incorporated in the Republic of Singapore)
Company Registration Number: 199901152M

CIRCULAR TO SHAREHOLDERS

IN RELATION TO

(1) the proposed renewal of the Share Purchase Mandate;

(2) the proposed extension and modification of the DBSH Share Plan;

(3) the proposed alteration to the Articles of Association of the Company; and

(4) the proposed authority to issue new Ordinary Shares, new NRPS and new RPS pursuant to the DBSH Scrip Dividend Scheme.

IMPORTANT DATES AND TIMES:

Last date and time for lodgement of Proxy Form	:	6 April 2009 at 2.30 p.m.
Date and time of Extraordinary General Meeting	:	8 April 2009 at 2.30 p.m. (or as soon thereafter following the conclusion or adjournment of the Tenth Annual General Meeting of the Company to be held at 2.00 p.m. on the same day and at the same place)
Place of Extraordinary General Meeting	:	Auditorium, 3rd Storey DBS Building Tower One 6 Shenton Way Singapore 068809

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CONTENTS

Page

DEFINITIONS 2

LETTER TO SHAREHOLDERS 5

1. Introduction 5
2. The Proposed Renewal of the Share Purchase Mandate 5
3. The Proposed Extension and Modification of the DBSH Share Plan 20
4. The Proposed Alteration to the Articles of Association 22
5. The Proposed Authority to issue New Ordinary Shares, New NRPS and New RPS pursuant to the DBSH Scrip Dividend Scheme 22
6. Directors' and Substantial Shareholders' Interests 27
7. Directors' Recommendations 28
8. Extraordinary General Meeting 29
9. Action to be taken by Shareholders 29
10. Inspection of Documents 29
11. Directors' Responsibility Statement 30

APPENDIX 1
Head Companies, Foreign Affiliates and Funds of Hedge Funds 31

APPENDIX 2
The Proposed Alteration to the Articles of Association 33

APPENDIX 3
The Proposed DBSH Scrip Dividend Scheme Statement 35

NOTICE OF EXTRAORDINARY GENERAL MEETING 48

PROXY FORM

In this Circular, the following definitions apply throughout unless otherwise stated:

"Articles"	:	The Articles of Association of the Company.
"Awards"	:	Awards in respect of Ordinary Shares granted under the DBSH Share Plan.
"Books Closure Date"	:	With respect to a Qualifying Dividend, the date to be determined by the Directors on which the transfer books and register of members of the Company will be closed for the purpose of determining the entitlements of Shareholders, NRPS Holders and RPS Holders to that Qualifying Dividend and is the day immediately preceding the first day of the Books Closure Period.
"Books Closure Period"	:	With respect to a Qualifying Dividend, the period to be determined by the Directors during which the transfer books and register of members of the Company will be closed for the purpose of determining the entitlements of Shareholders, NRPS Holders and RPS Holders to that Qualifying Dividend.
"CAR"	:	Capital Adequacy Ratio based on the guidelines set out by the Monetary Authority of Singapore in MAS Notice 637 "Notice on Risk Based Capital Adequacy Requirements for Banks incorporated in Singapore" dated 14 December 2007.
"CDP"	:	The Central Depository (Pte) Limited.
"2008 Circular"	:	The Company's Circular to Shareholders dated 10 March 2008.
"Companies Act"	:	The Companies Act, Chapter 50 of Singapore as amended from time to time.
"Company" or **"DBSH"**	:	DBS Group Holdings Ltd.
"DBSH Scrip Dividend Scheme"	:	The DBSH Scrip Dividend Scheme, the terms and conditions of which are set out in Appendix 3 to this Circular, as amended from time to time.
"DBSH Share Plan"	:	The DBSH Share Plan, as amended or modified from time to time.
"Directors"	:	The directors of the Company for the time being.
"Dividend"	:	A dividend (including any interim, final, special or other dividend) to be paid on the issued Ordinary Shares, NRPS and RPS as resolved or proposed by the Directors or the Company in general meeting.
"EGM"	:	The extraordinary general meeting of the Company, notice of which is given on pages 48 to 50 of this Circular.
"2008 EGM"	:	The extraordinary general meeting of the Company held on 2 April 2008.
"EPS"	:	Earnings per Ordinary Share.

"Group"	:	The Company and its subsidiaries.
"Latest Practicable Date"	:	The latest practicable date prior to the printing of this Circular, being 15 February 2009.
"Listing Manual"	:	The listing manual of the SGX-ST, including any amendments made thereto up to the Latest Practicable Date.
"Maju"	:	Maju Holdings Pte. Ltd.
"Market Day"	:	A day on which the SGX-ST is open for trading in securities.
"MAS"	:	The Monetary Authority of Singapore.
"NAV"	:	Net asset value.
"New Ordinary Shares"	:	New Ordinary Shares to be issued, credited as fully paid, pursuant to the DBSH Scrip Dividend Scheme.
"New NRPS"	:	New NRPS to be issued, credited as fully paid, pursuant to the DBSH Scrip Dividend Scheme.
"New RPS"	:	New RPS to be issued, credited as fully paid, pursuant to the DBSH Scrip Dividend Scheme.
"NRPS"	:	Non-voting non-redeemable preference shares in the capital of the Company, having the rights and subject to the restrictions set out in Article 6 of the Articles.
"NRPS Holders"	:	Persons who are registered as holders of NRPS in the Register of Members of the Company.
"Ordinary Shares"	:	Ordinary shares in the capital of the Company.
"Overseas Shareholders"	:	With respect to a Qualifying Dividend, Shareholders, NRPS Holders and RPS Holders with registered addresses outside Singapore and who have not provided the Company or CDP, as the case may be, not later than five Market Days (or such other cut-off date as the Directors may determine) prior to the Books Closure Date for that Qualifying Dividend with addresses in Singapore for service of notices and documents.
"Price Determination Period"	:	With respect to a Qualifying Dividend, the period to be determined by the Directors prior to the announcement of the application of the DBSH Scrip Dividend Scheme to that Qualifying Dividend as the period by reference to which the issue price of a New Ordinary Share, New NRPS and New RPS with respect to that Qualifying Dividend is to be determined.
"Qualifying Dividend"	:	A Dividend to which the DBSH Scrip Dividend Scheme applies, as determined by the Directors.
"RPS"	:	Non-voting redeemable preference shares in the capital of the Company, having the rights and subject to the restrictions set out in Article 6(A) of the Articles.

"RPS Holders"	:	Persons who are registered as holders of RPS in the Register of Members of the Company.
"ROE"	:	Return on equity.
"Securities Accounts"	:	Securities accounts maintained by Depositors with CDP, but not including securities sub-accounts maintained with a Depository Agent.
"SGX-ST"	:	Singapore Exchange Securities Trading Limited.
"Share Options"	:	Options to subscribe for new Ordinary Shares granted pursuant to share option schemes implemented by the Company.
"Share Purchase Mandate"	:	The mandate to enable the Company to purchase or otherwise acquire its issued Ordinary Shares.
"Shareholders"	:	Persons who are registered as holders of Ordinary Shares in the Register of Members of the Company and Depositors who have Ordinary Shares entered against their names in the Depository Register.
"SIC"	:	The Securities Industry Council.
"Take-over Code"	:	The Singapore Code on Take-overs and Mergers.
"Temasek"	:	Temasek Holdings (Private) Limited.
"**S$**", "**$**" and "**cents**"	:	Singapore dollars and cents, respectively.
"**%**" or "**per cent.**"	:	Per centum or percentage.

The terms "**Depositor**", "**Depository Agent**" and "**Depository Register**" shall have the meanings ascribed to them respectively in Section 130A of the Companies Act.

Words importing the singular shall, where applicable, include the plural and *vice versa*. Words importing the masculine gender shall, where applicable, include the feminine and neuter genders. References to persons shall include corporations.

Any reference in this Circular to any enactment is a reference to that enactment as for the time being amended or re-enacted. Any word defined under the Companies Act or any statutory modification thereof and not otherwise defined in this Circular shall have the same meaning assigned to it under the Companies Act or any statutory modification thereof, as the case may be.

The headings in this Circular are inserted for convenience only and shall be ignored in construing this Circular.

Any reference to a time of day in this Circular is made by reference to Singapore time unless otherwise stated.

Any discrepancies in the tables in this Circular between the listed amounts and the totals thereof are due to rounding.

DBS GROUP HOLDINGS LTD

(Incorporated in the Republic of Singapore)
Company Registration Number: 199901152M

Directors:

Mr Koh Boon Hwee *(Chairman)*
Mr Richard D. Stanley *(Chief Executive Officer)*
Mr Ang Kong Hua
Mr Bart Joseph Broadman
Mr Andrew Robert Fowell Buxton
Mr Christopher Cheng Wai Chee
Ms Euleen Goh Yiu Kiang
Mr Kwa Chong Seng
Mr John Alan Ross
Mr Wong Ngit Liong

Registered Office:

6 Shenton Way
DBS Building Tower One
Singapore 068809

17 March 2009

To: The Shareholders of DBS Group Holdings Ltd

Dear Sir/Madam

1. INTRODUCTION

1.1 **EGM.** The Directors are convening an EGM to be held on 8 April 2009 to seek Shareholders' approval for the following proposals:

(a) the proposed renewal of the Share Purchase Mandate;

(b) the proposed extension and modification of the DBSH Share Plan;

(c) the proposed alteration to the Articles; and

(d) the proposed authority to issue New Ordinary Shares, New NRPS and New RPS pursuant to the DBSH Scrip Dividend Scheme.

1.2 **Circular.** The purpose of this Circular is to provide Shareholders with information relating to the proposals to be tabled at the EGM.

2. THE PROPOSED RENEWAL OF THE SHARE PURCHASE MANDATE

2.1 **Background.** Shareholders had approved the renewal of the Share Purchase Mandate at the 2008 EGM. The authority and limitations on the Share Purchase Mandate were set out in the 2008 Circular and the Ordinary Resolution set out in the Notice of the 2008 EGM.

The Share Purchase Mandate was expressed to take effect on the date of the passing of the Ordinary Resolution at the 2008 EGM and will expire on the date of the forthcoming Tenth Annual General Meeting to be held on 8 April 2009. Accordingly, Shareholders' approval is being sought for the renewal of the Share Purchase Mandate at the EGM, immediately following the Tenth Annual General Meeting of the Company convened to be held on the same date.

As at the Latest Practicable Date, the Company had purchased or acquired an aggregate of 3,179,000 Ordinary Shares by way of Market Purchases (as defined in paragraph 2.3.3 below) pursuant to the Share Purchase Mandate approved by Shareholders at the 2008 EGM. The highest and lowest price paid was S$18.38 and S$13.72 respectively and the total consideration paid for all of the purchases was S$52,298,619.80, excluding commission, brokerage and goods and services tax.

As at the Latest Practicable Date, all of the 4,579,000 Ordinary Shares purchased or acquired by the Company which were held in treasury had been transferred out of treasury on 29 December 2008 to the trustees of the trusts established for the DBSH Employee Share Plan and the DBSH Share Plan.

2.2 **Rationale for the Share Purchase Mandate.** The rationale for DBSH to undertake the purchase or acquisition of its Ordinary Shares, as previously stated in the 2008 Circular, is as follows:

(a) In managing the business of the Company and its subsidiaries, management will strive to increase Shareholders' value by improving, *inter alia,* the ROE of DBSH. In addition to growth and expansion of the business, share purchases may be considered as one of the ways through which the ROE of DBSH may be enhanced.

(b) In line with international practice, the Share Purchase Mandate will provide the Company with greater flexibility in managing its capital and maximising returns to its Shareholders. To the extent that DBSH has capital and surplus funds which are in excess of its financial needs, taking into account its growth and expansion plans, the Share Purchase Mandate will facilitate the return of excess cash and surplus funds to Shareholders in an expedient, effective and cost-efficient manner. A share repurchase programme will also allow management to effectively manage and minimise the dilution impact (if any) associated with share option schemes and performance share plans.

(c) The Share Purchase Mandate will provide DBSH the flexibility to undertake share repurchases at any time, subject to market conditions, during the period when the Share Purchase Mandate is in force.

The purchase or acquisition of Ordinary Shares will only be undertaken if it can benefit DBSH and Shareholders. Shareholders should note that purchases or acquisitions of Ordinary Shares pursuant to the Share Purchase Mandate may not be carried out to the full 10% limit as authorised. No purchase or acquisition of Ordinary Shares will be made in circumstances which would have or may have a material adverse effect on the liquidity and capital adequacy position of the Group as a whole.

2.3 **Authority and Limits of the Share Purchase Mandate.** The authority and limitations placed on purchases or acquisitions of Ordinary Shares by DBSH under the proposed Share Purchase Mandate, if renewed at the EGM, are the same as were previously approved by Shareholders at the 2008 EGM and, for the benefit of Shareholders, are summarised below:

2.3.1 ***Maximum Number of Shares***

Only Ordinary Shares which are issued and fully paid-up may be purchased or acquired by DBSH. As previously approved by Shareholders at the 2008 EGM, the total number of Ordinary Shares which may be purchased or acquired by DBSH is limited to that number of Ordinary Shares representing not more than 10% of the issued Ordinary Shares of

DBSH as at the date of the EGM at which the renewal of the Share Purchase Mandate is approved. Any Ordinary Shares which are held as treasury shares will be disregarded for purposes of computing the 10% limit.

Purely for illustrative purposes, on the basis of 2,281,440,687 Ordinary Shares (being the 2,281,440,687 Ordinary Shares in issue as at the Latest Practicable Date) and assuming that:

(a) no further Ordinary Shares are issued pursuant to the exercise of exercisable Share Options or the vesting of Awards or the conversion of non-voting convertible preference shares in the capital of the Company; and

(b) no further Ordinary Shares are purchased or acquired by the Company and no Ordinary Shares purchased or acquired by the Company are held as treasury shares, on or prior to the EGM,

not more than 228,144,068 Ordinary Shares (representing 10% of the Ordinary Shares in issue) may be purchased or acquired by DBSH pursuant to the proposed Share Purchase Mandate.

2.3.2 ***Duration of Authority***

Purchases or acquisitions of Ordinary Shares may be made, at any time and from time to time, on and from the date of the EGM, at which the renewal of the Share Purchase Mandate is approved, up to:

(a) the date on which the next Annual General Meeting of the Company is held or required by law to be held; or

(b) the date on which the authority conferred by the Share Purchase Mandate is revoked or varied, whichever is the earlier.

2.3.3 ***Manner of Purchases or Acquisitions of Shares***

Purchases or acquisitions of Ordinary Shares may be made by way of:

(a) on-market purchases ("**Market Purchases**"), transacted through the SGX-ST's Central Limit Order Book (CLOB) trading system or on any other securities exchange on which the Ordinary Shares may for the time being be listed and quoted, through one or more duly licensed dealers appointed by DBSH for the purpose; and/or

(b) off-market purchases ("**Off-Market Purchases**"), otherwise than on a securities exchange, in accordance with an equal access scheme.

The Directors may impose such terms and conditions which are not inconsistent with the Share Purchase Mandate, the Listing Manual and the Companies Act as they consider fit in the interests of the Company in connection with or in relation to any equal access scheme or schemes. An equal access scheme must, however, satisfy all the following conditions:

(i) offers for the purchase or acquisition of Ordinary Shares shall be made to every person who holds Ordinary Shares to purchase or acquire the same percentage of their Ordinary Shares;

(ii) all of those persons shall be given a reasonable opportunity to accept the offers made; and

(iii) the terms of all the offers are the same (except that there shall be disregarded (1) differences in consideration attributable to the fact that offers may relate to Ordinary Shares with different accrued dividend entitlements and (2) differences in the offers introduced solely to ensure that each person is left with a whole number of Ordinary Shares).

If DBSH wishes to make an Off-Market Purchase in accordance with an equal access scheme, it will issue an offer document containing at least the following information:

(I) the terms and conditions of the offer;

(II) the period and procedures for acceptances; and

(III) the information required under Rules 883(2), (3), (4) and (5) of the Listing Manual.

2.3.4 ***Purchase Price***

The purchase price (excluding related brokerage, commission, applicable goods and services tax, stamp duties, clearance fees and other related expenses) to be paid for an Ordinary Share will be determined by the Directors. The purchase price to be paid for the Ordinary Shares as determined by the Directors, in the case of a Market Purchase and an Off-Market Purchase pursuant to an equal access scheme, must not exceed 105% of the Average Closing Price of the Ordinary Shares, in either case, excluding related expenses of the purchase or acquisition (the "**Maximum Price**").

For the above purposes:

"**Average Closing Price**" means the average of the closing market prices of an Ordinary Share over the last five market days, on which transactions in the Ordinary Shares on the SGX-ST or, as the case may be, such securities exchange on which the Ordinary Shares are listed or quoted were recorded, preceding the date of the Market Purchase by the Company or, as the case may be, the date of the making of the offer pursuant to the Off-Market Purchase, and deemed to be adjusted, in accordance with the rules of the SGX-ST, for any corporate action that occurs after the relevant five-day period; and

"**date of the making of the offer**" means the date on which the Company announces its intention to make an offer for the purchase or acquisition of Ordinary Shares from holders of Ordinary Shares, stating therein the purchase price (which shall not be more than the Maximum Price calculated on the foregoing basis) for each Ordinary Share and the relevant terms of the equal access scheme for effecting the Off-Market Purchase.

2.4 **Status of Purchased Ordinary Shares.** Ordinary Shares purchased or acquired by the Company are deemed cancelled immediately on purchase or acquisition (and all rights and privileges attached to the Ordinary Shares will expire on such cancellation) unless such Ordinary Shares are held by the Company as treasury shares. Accordingly, the total number of issued Ordinary Shares will be diminished by the number of Ordinary Shares purchased or acquired by the Company, which are cancelled and are not held as treasury shares.

2.5 **Treasury Shares.** Under the Companies Act, Ordinary Shares purchased or acquired by the Company may be held or dealt with as treasury shares. Some of the provisions on treasury shares under the Companies Act are summarised below.

2.5.1 ***Maximum Holdings***

The number of Ordinary Shares held as treasury shares cannot at any time exceed 10% of the total number of issued Ordinary Shares.

2.5.2 ***Voting and Other Rights***

The Company cannot exercise any right in respect of treasury shares. In particular, the Company cannot exercise any right to attend or vote at meetings and for the purposes of the Companies Act, the Company shall be treated as having no right to vote and the treasury shares shall be treated as having no voting rights.

In addition, no dividend may be paid, and no other distribution of the Company's assets may be made, to the Company in respect of treasury shares. However, the allotment of shares as fully paid bonus shares in respect of treasury shares is allowed. A subdivision or consolidation of any treasury share into treasury shares of a smaller amount is also allowed so long as the total value of the treasury shares after the subdivision or consolidation is the same as before.

2.5.3 ***Disposal and Cancellation***

Where Ordinary Shares are held as treasury shares, the Company may at any time but subject always to the Take-over Code:

(a) sell the treasury shares for cash;

(b) transfer the treasury shares for the purposes of or pursuant to an employees' share scheme;

(c) transfer the treasury shares as consideration for the acquisition of shares in or assets of another company or assets of a person;

(d) cancel the treasury shares; or

(e) sell, transfer or otherwise use the treasury shares for such other purposes as may be prescribed by the Minister for Finance.

Under the Listing Manual, an immediate announcement must be made of any sale, transfer, cancellation and/or use of treasury shares. Such announcement must include details such as the date of the sale, transfer, cancellation and/or use of such treasury shares, the purpose of such sale, transfer, cancellation and/or use of such treasury shares, the number of treasury shares which have been sold, transferred, cancelled and/or used, the number of treasury shares before and after such sale, transfer, cancellation and/or use, the percentage of the number of treasury shares against the total number of issued shares (of the same class as the treasury shares) which are listed on the SGX-ST before and after such sale, transfer, cancellation and/or use, and the value of the treasury shares if they are used for a sale or transfer, or cancelled.

2.6 **Source of Funds.** The Company may purchase or acquire its own Ordinary Shares out of capital, as well as from its profits.

DBSH intends to use its internal sources of funds to finance its purchase or acquisition of the Ordinary Shares. DBSH does not intend to obtain or incur any borrowings to finance its purchase or acquisition of the Ordinary Shares. The Directors do not propose to exercise the Share Purchase Mandate in a manner and to such extent that the liquidity and capital adequacy position of the Group would be materially adversely affected.

2.7 **Financial Effects.** The financial effects on DBSH and the Group arising from purchases or acquisitions of Ordinary Shares which may be made pursuant to the Share Purchase Mandate will depend on, *inter alia,* the number of Ordinary Shares purchased or acquired, the price paid for such Ordinary Shares and whether the Ordinary Shares purchased or acquired are held in treasury or cancelled. The financial effects on the Group, based on the audited consolidated financial statements of the Group for the financial year ended 31 December 2008, are based on the assumptions set out below:

2.7.1 ***Purchase or Acquisition out of Capital or Profits***

Purchases or acquisitions of Ordinary Shares by the Company may be made out of the Company's capital or profits.

Where the consideration paid by the Company for the purchase or acquisition of Ordinary Shares is made out of profits, such consideration (excluding related brokerage, commission, applicable goods and services tax, stamp duties, clearance fees and other related expenses) will correspondingly reduce the amount available for the distribution of cash dividends by the Company. Based on the consolidated financial statements of DBSH and its subsidiaries for the financial year ended 31 December 2008, and having regard to:

(a) the amount of distributable revenue reserves attributable to the Group of approximately S$9.44 billion as at that date; and

(b) the Maximum Price at the Latest Practicable Date, in the case of both Market Purchases and Off-Market Purchases, of S$8.67 for one Ordinary Share, DBSH has sufficient distributable revenue reserves to purchase Ordinary Shares representing up to 10% of its issued Ordinary Shares as at the Latest Practicable Date. The amount of distributable revenue reserves available in the year 2009 and year 2010 would, however, depend on the performance of the Group in 2009 and 2010.

Where the consideration paid by the Company for the purchase or acquisition of Ordinary Shares is made out of capital, the amount available for the distribution of cash dividends by the Company will not be reduced.

In any case, no purchase or acquisition of Ordinary Shares, whether out of capital or profits, will be made in circumstances which would have or may have a material adverse effect on the liquidity and capital adequacy position of the Group as a whole.

2.7.2 ***Number of Ordinary Shares Acquired or Purchased***

Based on the number of issued and paid-up Ordinary Shares as at the Latest Practicable Date and on the assumptions set out in paragraph 2.3.1 above, the purchase by the Company of up to the maximum limit of 10% of its issued Ordinary Shares will result in the purchase or acquisition of 228,144,068 Ordinary Shares.

2.7.3 ***Maximum Price Paid for Ordinary Shares Acquired or Purchased***

Assuming that DBSH purchases or acquires 228,144,068 Ordinary Shares at the Maximum Price, in the case of both Market Purchases and Off-Market Purchases, of S$8.67 for one Ordinary Share (being the price equivalent to five per cent. above the average closing prices of the Ordinary Shares traded on the SGX-ST over the last five Market Days on which transactions were recorded preceding the Latest Practicable Date), the maximum amount of funds required is approximately S$1.98 billion.

2.7.4 ***Illustrative Financial Effects***

The financial effects on the Group arising from purchases or acquisitions of Ordinary Shares which may be made pursuant to the proposed Share Purchase Mandate will depend on, *inter alia,* the aggregate number of Ordinary Shares purchased or acquired, the consideration paid at the relevant time and whether the Ordinary Shares purchased or acquired are cancelled or held in treasury.

For illustrative purposes only and on the basis of the assumptions set out in paragraphs 2.7.2 and 2.7.3 above, and assuming the following:

(a) DBSH had purchased 228,144,068 Ordinary Shares (representing 10% of the Ordinary Shares in issue as at the Latest Practicable Date) on 1 January 2008;

(b) the cash applied to pay the purchase consideration would otherwise have earned a return of 1.42% per annum in the inter-bank market;

(c) a Singapore corporate income tax rate of 18%; and

(d) DBSH will not pay any dividends with respect to the Ordinary Shares which are repurchased,

the financial effects on the consolidated financial statements of DBSH and its subsidiaries for the financial year ended 31 December 2008, would have been as follows:

	As at 31 December 2008[1]	After Share Purchase[4]
Total Shareholders' funds ($'millions)	24,000	22,167
Number of issued and paid-up Ordinary Shares used in the computation of the relevant financial ratios set out below ('000)	2,281,441	2,053,297
Weighted average number of issued and paid-up Ordinary Shares used in the computation of the relevant financial ratios set out below ('000)	1,778,354	1,550,210
Net profit attributable to Shareholders ($'millions)	1,929	1,906
Financial Ratios[2]		
NAV per Ordinary Share ($)	10.25	10.49
EPS ($)		
— Basic	1.07	1.22
— Fully Diluted[3]	1.04	1.17
ROE (%)	7.97	8.52
CAR (%)		
— Tier 1	12.2	11.2
— Total	16.2	15.2

Notes:

(1) Adjusted where applicable for the DBSH S$4 billion rights issue which was announced on 22 December 2008 and closed on 20 January 2009 (the "**Rights Issue**").

(2) Adjusted to take into account one-time items which include restructuring costs, impairment charges for the investment in TMB Bank and gains arising from the sale of office buildings in Hong Kong.

(3) Adjusted to take into account the dilutive effect arising from the full conversion of DBSH non-voting preference shares and the exercise of all outstanding employee share options where the relevant exercise price is below the average share price during the year.

(4) The disclosed financial effects remain the same irrespective of whether:

(a) the purchase of Ordinary Shares is effected out of capital or profits; or

(b) the purchased Ordinary Shares are held in treasury or are cancelled.

Shareholders should note that the financial effects set out above, based on the respective aforementioned assumptions, are for illustration purposes only. In particular, it is important to note that the above analysis is based on historical 2008 numbers (adjusted for the Rights Issue), and is not necessarily representative of future financial performance.

DBSH will take into account both financial and non-financial factors (for example, share market conditions and the performance of the Ordinary Shares) in assessing the relative impact of a share purchase before execution.

2.8 **Tax Implications.** Shareholders who are in doubt as to their respective tax positions or the tax implications of Ordinary Share purchases by DBSH, or who may be subject to tax whether in or outside Singapore, should consult their own professional advisers.

2.9 **Listing Rules.** The Listing Manual specifies that a listed company shall report all purchases or acquisitions of its shares to the SGX-ST not later than 9.00 a.m. (a) in the case of a Market Purchase, on the market day following the day of purchase or acquisition of any of its shares and (b) in the case of an Off-Market Purchase under an equal access scheme, on the second market day after the close of acceptances of the offer. Such announcement must include, *inter alia*, details of the date of the purchase, the total number of shares purchased, the number of shares cancelled, the number of shares held as treasury shares, the purchase price per share or the highest and lowest prices paid for such shares (as applicable), the total consideration (including stamp duties and clearing charges) paid or payable for the shares, the number of shares purchased as at the date of announcement (on a cumulative basis), the number of issued shares excluding treasury shares and the number of treasury shares held after the purchase.

While the Listing Manual does not expressly prohibit any purchase of shares by a listed company during any particular time or times, because the listed company would be regarded as an "insider" in relation to any proposed purchase or acquisition of its issued shares, the Company will not undertake any purchase or acquisition of Ordinary Shares pursuant to the proposed Share Purchase Mandate at any time after a price sensitive development has occurred or has been the subject of a decision until the price sensitive information has been publicly announced.

In particular, in accordance with Rule 1207(18)(c) of the Listing Manual, the Company will not purchase or acquire any Ordinary Shares through Market Purchases during the period of one month immediately preceding the announcement of DBSH's full-year and half-year results and the period of two weeks before the announcement of the first quarter and third quarter results.

The Listing Manual requires a listed company to ensure that at least 10% of the total number of issued shares (excluding treasury shares, preference shares and convertible equity securities) in a class that is listed is at all times held by public shareholders. As at the Latest Practicable Date, Temasek, a substantial Shareholder of the Company, directly holds approximately 12.21% of the issued Ordinary Shares and Temasek's wholly-owned subsidiary, Maju, directly holds approximately 15.42% of the issued Ordinary Shares. Temasek is wholly-owned by Minister for Finance (Incorporated). Temasek and Maju have a combined direct holding of approximately 27.63% of the issued Ordinary Shares. As at the Latest Practicable Date, approximately 72.31% of the issued Ordinary Shares are held by public Shareholders. Accordingly, DBSH is of the view that there is a sufficient number of the Ordinary Shares in issue held by public Shareholders which would permit DBSH to undertake purchases or acquisitions of its Ordinary Shares through Market Purchases up to the full 10% limit pursuant to the proposed Share Purchase Mandate without affecting the listing status of the Ordinary Shares on the SGX-ST, and that the number of Ordinary Shares remaining in the hands of the public will not fall to such a level as to cause market illiquidity or to affect orderly trading.

2.10 **Shareholding Limits.** The Articles currently provide that no person may, without first obtaining the approval of the MAS:

(a) hold a substantial shareholding in DBSH (as defined in Section 81(1) of the Companies Act); or

(b) whether acting alone or together with his associates, hold a controlling interest in DBSH. A person is regarded as holding a controlling interest in DBSH if that person singly, or together with his associates, holds, or is in a position to control, 20% or more of the voting shares of DBSH; or

(c) whether acting alone or together with his associates, hold an interest in the voting shares of DBSH in excess of such other shareholding limits as the MAS may from time to time prescribe.

"**Associate**" is defined in Article 40C(A) to mean, in relation to a person:

(i) the person's spouse or parent or remoter lineal ancestor, son, daughter or remoter issue, brother or sister of the person;

(ii) any partner of the person;

(iii) any corporation of which the person is an officer;

(iv) (where the person is a corporation), any officer of the corporation;

(v) any employee or employer of the person;

(vi) any officer of any corporation of which the person is an officer;

(vii) any employee of a natural person of whom the person is an employee;

(viii) any corporation whose directors are accustomed or under an obligation, whether formal or informal, to act in accordance with the directions, instructions or wishes of the person or, where the person is a corporation, of the directors of the person;

(ix) any corporation in accordance with the directions, instructions or wishes of which, or of the directors of which, the person is accustomed or under an obligation, whether formal or informal, to act;

(x) any corporation in which the person who is in a position to control not less than 20% of the voting power in the corporation; and

(xi) (where the person is a corporation) a person who is in a position to control not less than 20% of the voting power in the corporation,

and/or such other person as may be prescribed by the MAS.

The limits described above are hereinafter referred to as the "**Prescribed Limits**".

The shareholding percentage of a holder of Ordinary Shares (whose Ordinary Shares were not the subject of a share purchase or acquisition by the Company) in the issued Ordinary Shares immediately following any purchase or acquisition of Ordinary Shares will increase should the Company cancel the Ordinary Shares purchased or acquired by the Company. Similarly, the percentage of voting rights of a holder of Ordinary Shares (whose Ordinary Shares were not the subject of a share purchase or acquisition by the Company) in the issued Ordinary Shares immediately following any purchase or acquisition of Ordinary Shares will increase should the Company hold in treasury the Ordinary Shares purchased or acquired by the Company.

DBSH wishes to draw the attention of Shareholders to the following consequences of a purchase or acquisition of Ordinary Shares by DBSH pursuant to the Share Purchase Mandate, if the renewal of the Share Purchase Mandate is approved by Shareholders:

A PURCHASE OR ACQUISITION OF ORDINARY SHARES BY THE COMPANY MAY INADVERTENTLY CAUSE THE INTEREST IN THE ORDINARY SHARES OF ANY PERSON TO REACH OR EXCEED THE PRESCRIBED LIMITS (IN PARTICULAR, A PERSON WHOSE INTEREST IN ORDINARY SHARES IS CURRENTLY CLOSE TO ANY PRESCRIBED LIMIT).

Shareholders whose current shareholdings are close to a Prescribed Limit and whose percentage shareholding may exceed a Prescribed Limit by reason of any purchase or acquisition of Ordinary Shares by DBSH **are advised to seek the prior approval of the MAS** to continue to hold, on such terms as may be imposed by the MAS, the Ordinary Shares representing the number of Ordinary Shares which they may hold in excess of such limit, as a consequence of a share purchase or acquisition by DBSH.

2.11 **Take-over Implications.** Appendix 2 of the Take-over Code contains the Share Buy-Back Guidance Note. The take-over implications arising from any purchase or acquisition by DBSH of its Ordinary Shares are set out below:

2.11.1 ***Obligation to make a Take-over Offer***

If, as a result of any purchase or acquisition by DBSH of its Ordinary Shares, a Shareholder's proportionate interest in the voting capital of DBSH increases, such increase will be treated as an acquisition for the purposes of the Take-over Code. If such increase results in the change of effective control, or, as a result of such increase, a Shareholder or group of Shareholders acting in concert obtains or consolidates effective control of DBSH, such Shareholder or group of Shareholders acting in concert could become obliged to make a take-over offer for DBSH under Rule 14 of the Take-over Code.

2.11.2 ***Persons Acting in Concert***

Under the Take-over Code, persons acting in concert comprise individuals or companies who, pursuant to an agreement or understanding (whether formal or informal), cooperate, through the acquisition by any of them of shares in a company, to obtain or consolidate effective control of that company.

Unless the contrary is established, the following persons will be presumed to be acting in concert:

(a) a company with any of its directors (together with their close relatives, related trusts as well as companies controlled by any of the directors, their close relatives and related trusts); and

(b) a company, its parent, subsidiaries and fellow subsidiaries, and their associated companies and companies of which such companies are associated companies, all with each other, and any person who has provided financial assistance (other than a bank in the ordinary course of business) to any of the foregoing companies for the purchase of voting rights. For this purpose, a company is an associated company of another company if the second company owns or controls at least 20% but not more than 50% of the voting rights of the first-mentioned company.

The circumstances under which the Shareholders (including the Directors) and persons acting in concert with them respectively will incur an obligation to make a takeover offer under Rule 14 after a purchase or acquisition of Ordinary Shares by DBSH are set out in Appendix 2 of the Take-over Code.

2.11.3 ***Effect of Rule 14 and Appendix 2***

In general terms, the effect of Rule 14 and Appendix 2 is that, unless exempted, the Directors and persons acting in concert with them will incur an obligation to make a takeover offer for DBSH under Rule 14 if, as a result of DBSH purchasing or acquiring its Ordinary Shares, the voting rights of such Directors and their concert parties would increase to 30% or more, or if the voting rights of such Directors and their concert parties fall between 30% and 50% of DBSH's voting rights, the voting rights of such Directors and their concert parties would increase by more than 1% in any period of six months. In calculating the percentages of voting rights of such Directors and their concert parties, treasury shares shall be excluded.

Under Appendix 2, a Shareholder not acting in concert with the Directors will not be required to make a take-over offer under Rule 14 if, as a result of the Company purchasing or acquiring its Ordinary Shares, the voting rights of such Shareholder in the Company would increase to 30% or more, or, if such Shareholder holds between 30% and 50% of the Company's voting rights, the voting rights of such Shareholder would increase by more than 1% in any period of six months. Such Shareholder need not abstain from voting in respect of the Ordinary Resolution authorising the Share Purchase Mandate.

2.11.4 ***SIC Rulings applicable to DBSH***

As at the Latest Practicable Date, Temasek directly holds approximately 12.21% of the issued Ordinary Shares and Maju directly holds approximately 15.42% of the issued Ordinary Shares. Temasek and Maju (being Temasek's wholly-owned subsidiary) would be considered as parties acting in concert with each other in respect of their combined direct holdings of approximately 27.63% of the issued Ordinary Shares. In the event that DBSH should, pursuant to the Share Purchase Mandate, purchase or acquire up to 10% of its issued Ordinary Shares, the combined holding of Temasek and Maju in the issued Ordinary Shares could increase from approximately 27.63% to more than 30% (based on the issued Ordinary Shares as at the Latest Practicable Date). Under the Take-over Code, Temasek would incur a mandatory take-over obligation for the issued Ordinary Shares.

Mr Koh Boon Hwee and Mr Kwa Chong Seng (together, the "**Common Directors**") are also directors of Temasek. Under the Banking (Corporate Governance) Regulations 2005, neither Mr Koh Boon Hwee nor Mr Kwa Chong Seng is considered an independent Director of DBSH as each of them is a non-executive director of Temasek, a substantial Shareholder of DBSH.

Mr Ang Kong Hua, Mr Andrew Robert Fowell Buxton and Ms Euleen Goh Yiu Kiang are board members of certain Head Companies (as defined in paragraph (b) below) and Mr Wong Ngit Liong sits on the board of directors of a company within a Head Company Group. (Mr Ang Kong Hua, Mr Andrew Robert Fowell Buxton, Ms Euleen Goh Yiu Kiang and Mr Wong Ngit Liong, together with the Common Directors, are together referred to as the "**Relevant Directors**" and each of them a "**Relevant Director**").

None of the Directors are nominees of Temasek or any parties acting in concert with it.

Temasek has obtained the following rulings from the SIC:

(a) Relevant Directors

Under the Take-over Code, the Relevant Directors would be deemed to be acting in concert with Temasek.

The SIC has confirmed that the Relevant Directors are not concert parties of Temasek and that their and their associates' present and future holdings of Ordinary Shares will not be aggregated with that of Temasek and its concert parties.

The SIC has also confirmed that none of the other Directors (who are not the Relevant Directors) who are not nominees or directors of Temasek are presumed to be concert parties of Temasek.

(b) Head Company Groups, Foreign Affiliate Groups and Funds of Hedge Funds

The SIC has ruled that the Temasek Companies[1] are not acting in concert with the Head Company Groups[2], the Foreign Affiliate Groups[3] and/or the Hedge Funds[4] (in which the Funds of Hedge Funds invest) (the "**Relevant Hedge Funds**") to obtain control of DBSH, and any shareholdings in DBSH of the Temasek Companies should not be aggregated with the present and future holdings of Ordinary Shares of any or all of the Head Company Groups, the Foreign Affiliate Groups and/or the Relevant Hedge Funds.

If and notwithstanding that they are aware that the announcement of DBSH's buyback is imminent and that the Share Purchase Mandate is still in force:

(i) the Head Company Groups and/or the Foreign Affiliate Groups may acquire Ordinary Shares; and

(ii) the Funds of Hedge Funds may acquire interests in the Relevant Hedge Funds which hold Ordinary Shares,

without causing Temasek and its concert parties, the Head Company Groups, the Foreign Affiliate Groups and/or the Funds of Hedge Funds to be required to make a general offer for DBSH.

(c) Temasek and its Concert Parties

Temasek and its concert parties (including Maju and the Temasek Companies) are exempted from the requirement to make a general offer for DBSH following an increase in the combined shareholding of Temasek and Maju in DBSH to 30% or

1 "Temasek Companies" means Temasek and certain of its subsidiaries and associated companies (other than the Head Company Groups, the Foreign Affiliate Groups and the Funds of Hedge Funds).

2 "Head Company Group" means each Head Company as set out in Part 1 of Appendix 1 to this Circular and its subsidiaries and associated companies. Head Companies are together called the "Head Companies" and individually, a "Head Company".

3 "Foreign Affiliate Group" means each Foreign Affiliate as set out in Part 2 of Appendix 1 to this Circular and its subsidiaries and associated companies. Foreign Affiliates are together called the "Foreign Affiliates" and individually, a "Foreign Affiliate".

4 "Funds of Hedge Funds" means the entities set out in Part 3 of Appendix 1 to this Circular.

more as a result of DBSH buying back its Ordinary Shares under the Share Purchase Mandate, subject to the following conditions:

(i) the circular on the resolution to authorise the renewal of the Share Purchase Mandate contains advice to the effect that by voting for the renewal of the Share Purchase Mandate, Shareholders are waiving their rights to a general offer at the required price from Temasek and its concert parties (including Maju and the Temasek Companies); and the names and voting rights of Temasek and its concert parties (including Maju and the Temasek Companies) at the time of the shareholders' meeting and after the proposed share purchase under the Share Purchase Mandate;

(ii) the resolution to authorise the renewal of the Share Purchase Mandate is approved by a majority of those Shareholders present and voting at the meeting on a poll who could not become obliged to make an offer as a result of the proposed share purchase under the Share Purchase Mandate;

(iii) Temasek and its concert parties (including Maju and the Temasek Companies) shall abstain from voting for the resolution to renew the Share Purchase Mandate, and the Common Directors do not recommend Shareholders to vote in favour of the resolution to authorise the renewal of the Share Purchase Mandate; and

(iv) Temasek and its concert parties (including Maju and the Temasek Companies) have not acquired and will not acquire any Ordinary Shares between the date on which they know that the announcement of the proposed share purchase under the Share Purchase Mandate is imminent and the earlier of:

(1) the date the authority of the Share Purchase Mandate expires; and

(2) the date DBSH announces it has bought back such number of Ordinary Shares as authorised by the Share Purchase Mandate or it has decided to cease buying back its Ordinary Shares, as the case may be,

if such acquisitions, taken together with the proposed share purchase under the Share Purchase Mandate, would cause their aggregate voting rights in DBSH to increase to 30% or more.

(d) Invalidation of SIC Rulings

The SIC's rulings in respect of the Relevant Directors, the Head Company Groups and/or the Foreign Affiliate Groups will be invalidated should subsequent evidence indicate that any of the Relevant Directors, the Head Company Groups and/or the Foreign Affiliate Groups are or have been acting in concert with Temasek and its concert parties (including Maju and the Temasek Companies) with respect to DBSH. In reviewing such evidence, the SIC will consider, amongst others, the pattern, volume, timing and price of purchase of the Ordinary Shares, and, in the case of the Foreign Affiliates which are funds, the investment mandate and focus of such funds.

2.11.5 ***Advice to Shareholders***

Shareholders are advised that by voting in favour of the Ordinary Resolution relating to the renewal of the Share Purchase Mandate, they will be waiving their rights to a take-over offer at the required price from Temasek and its concert parties (including Maju and the Temasek Companies) who, as a result of the purchase or acquisition of Ordinary Shares by DBSH pursuant to the Share Purchase Mandate, would increase their collective interest in the Ordinary Shares to 30% or more.

2.11.6 ***Voting rights of Temasek and its concert parties (including Maju and the Temasek Companies) before and after share purchase***

Based on the direct holdings of Ordinary Shares of Temasek and Maju as at the Latest Practicable Date, and assuming that:

(a) there is no change in their direct holdings of Ordinary Shares between the Latest Practicable Date and the date of the EGM;

(b) no new Ordinary Shares are issued to Temasek or Maju by DBSH following approval being received from Shareholders at the EGM for the renewal of the Share Purchase Mandate; and

(c) Temasek and Maju do not sell or otherwise dispose of their holdings of Ordinary Shares,

the respective direct holdings of Ordinary Shares of Temasek and Maju as at the date of the EGM and after the purchase by DBSH of 10% of the issued Ordinary Shares pursuant to the Share Purchase Mandate are as follows:

	Before Share Purchase (as at date of EGM)		After Share Purchase	
	No. of Ordinary Shares	% of total issued Ordinary Shares(1)	No. of Ordinary Shares	% of total issued Ordinary Shares(2)
Temasek	278,510,692	12.21	278,510,692	13.56
Maju	351,745,560	15.42	351,745,560	17.13

Notes:

(1) Based on 2,281,440,687 issued Ordinary Shares as at the Latest Practicable Date.

(2) Based on 2,053,296,619 issued Ordinary Shares, being the 2,281,440,687 issued Ordinary Shares referred to in note (1) above, after repurchase of 228,144,068 Ordinary Shares.

Shareholders are advised to consult their professional advisers and/or the SIC at the earliest opportunity as to whether an obligation to make a take-over offer would arise by reason of any share purchases by the Company.

3. THE PROPOSED EXTENSION AND MODIFICATION OF THE DBSH SHARE PLAN

3.1 **Background.** The DBSH Share Plan (formerly known as the "DBSH Performance Share Plan") was adopted on 18 September 1999 when DBS Bank Ltd (formerly known as "The Development Bank of Singapore Ltd") was restructured as a wholly-owned subsidiary of the Company pursuant to a scheme of arrangement under the Companies Act.

The DBSH Share Plan was adopted for an initial duration of up to a maximum period of four years, provided that it could be continued beyond that period with the approval of Shareholders by ordinary resolution in general meeting and of any relevant authorities which may be required.

At an extraordinary general meeting of the Company held on 21 April 2003, Shareholders approved the extension of the duration of the DBSH Share Plan to a maximum period of 10 years from its adoption date, namely, up to 17 September 2009.

3.2 **Rationale for Proposed Extension.** The DBSH Share Plan is an integral part of the Company's programme for executive incentive compensation. The DBSH Share Plan aims to provide participants with an opportunity to have a real and personal direct interest in the Company and helps to achieve the following positive objectives:

(a) foster an ownership culture within the Group which aligns the interests of participants with the interests of Shareholders;

(b) retention of key employees and executive directors whose contributions are essential to the long-term growth and profitability of the Group;

(c) instil loyalty to, and a stronger identification by employees with the long-term prosperity of, the Company;

(d) motivate participants to achieve performance targets of the Company and/or their respective business units; and

(e) make total employee remuneration sufficiently competitive to recruit and retain staff having skills that are commensurate with the Company's ambition for the Group to become a world-class regional financial services provider.

As the DBSH Share Plan remains a key part of the Group's compensation arrangements, the Directors propose that the duration of the DBSH Share Plan be extended for a further period of 10 years from 18 September 2009, namely, up to 17 September 2019. Other than the extension of the duration of the DBSH Share Plan, all other rules of the DBSH Share Plan remain unchanged save for Rule 8.1, which is proposed to be modified as described in paragraph 3.3 below.

The Committee administering the DBSH Share Plan has approved the proposed extension of the duration of the DBSH Share Plan.

The SGX-ST has also approved the proposed extension of the duration of the DBSH Share Plan. Such approval by the SGX-ST is not indicative of the merits of the proposed extension of the duration of the DBSH Share Plan.

3.3 **Modification of the DBSH Share Plan.** As is currently provided under Rule 8.1 of the DBSH Share Plan, the total number of new Ordinary Shares which may be issued pursuant to Awards granted under the DBSH Share Plan on any date, when added to the total number of Ordinary Shares issued and issuable in respect of (a) all Awards granted under the DBSH Share Plan, and (b) all options granted under the DBSH Share Option Plan, shall not exceed 15% of the total number of issued shares in the capital of the Company on the day preceding that date. Rule 8.1 is proposed to be modified to lower the said limit of 15% to 7.5% as the Company is of the view that the lower limit of 7.5% is sufficient for purposes of the DBSH Share Option Plan and the DBSH Share Plan.

The proposed modification will conform the Rules of the DBSH Share Plan to the Company's current practice of limiting (i) the issue of Ordinary Shares under options already granted under the DBSH Share Option Plan, and (ii) the grant of Awards and the issue of Ordinary Shares under Awards already granted or to be granted under the DBSH Share Plan, to an overall maximum aggregate limit of 7.5% of the Ordinary Shares. The Company has, at previous Annual General Meetings, sought annual approval from Shareholders for a 7.5% limit, notwithstanding that the actual limit permitted under the Rules of the respective plans is 15%.

3.4 **Particulars of Awards.** As at the Latest Practicable Date, Awards in respect of 16,582,037 Ordinary Shares have been granted to approximately 4,000 participants since the adoption of the DBSH Share Plan on 18 September 1999, of which as at the Latest Practicable Date:

(a) no new Ordinary Shares have been issued to participants pursuant to Awards granted under the DBSH Share Plan;

(b) 4,848,639 existing Ordinary Shares have been transferred to participants pursuant to Awards granted under the DBSH Share Plan;

(c) 7,445,735 Ordinary Shares are comprised in outstanding Awards granted under the DBSH Share Plan; and

(d) 4,287,663 Ordinary Shares are comprised in Awards which have lapsed pursuant to the DBSH Share Plan.

Awards granted under the DBSH Share Plan vest upon satisfaction of the performance and/or time-based conditions prescribed on the date of grant, and subject to the Rules of the DBSH Share Plan.

No Awards have been granted under the DBSH Share Plan to substantial Shareholders of the Company.

Particulars of outstanding Awards held by Directors as at the Latest Practicable Date are as follows:

Name of Director	Award Date	Number of Existing Ordinary Shares Transferred	Number of Ordinary Shares comprised in Awards which have lapsed	Number of Ordinary Shares comprised in Outstanding Awards*
Koh Boon Hwee	2 April 2008	—	—	32,784
Richard D. Stanley	1 May 2008	—	—	281,748

* As adjusted for the Rights Issue

Notes:

(1) The Rules of the DBSH Share Plan will be made available for inspection as per paragraph 10 of this Circular.

(2) Participants and their associates must abstain from voting on extension/decline appointment as proxies unless specific voting instructions are given.

4. THE PROPOSED ALTERATION TO THE ARTICLES OF ASSOCIATION

4.1 **Proposed Alteration to Articles to facilitate DBSH Scrip Dividend Scheme.** The Company proposes to adopt the DBSH Scrip Dividend Scheme, details of which are set out in paragraph 5 below. To facilitate the implementation of the DBSH Scrip Dividend Scheme by the Directors, a new Article 135A is proposed to be inserted in the Articles to, *inter alia*, enable Shareholders, NRPS Holders and RPS Holders to elect to receive New Ordinary Shares, New NRPS and New RPS, as the case may be, credited as fully paid in lieu of the cash amount of a Qualifying Dividend, in accordance with the DBSH Scrip Dividend Scheme.

4.2 **Appendix 2.** The text of new Article 135A is set out in Appendix 2 to this Circular. The proposed alteration to the Articles is subject to Shareholders' approval.

5. THE PROPOSED AUTHORITY TO ISSUE NEW ORDINARY SHARES, NEW NRPS AND NEW RPS PURSUANT TO THE DBSH SCRIP DIVIDEND SCHEME

5.1 **Rationale and Purpose.** The DBSH Scrip Dividend Scheme will provide an opportunity for Shareholders, NRPS Holders and RPS Holders to make an election to receive a Qualifying Dividend in the form of New Ordinary Shares, New NRPS and New RPS, respectively, instead of cash.

The DBSH Scrip Dividend Scheme will enable Shareholders, NRPS Holders and RPS Holders to acquire additional Ordinary Shares, NRPS and RPS, respectively, without having to incur transaction or other related costs. The Company will also benefit from the participation by Shareholders, NRPS Holders and RPS Holders in the DBSH Scrip Dividend Scheme as, to the extent that Shareholders, NRPS Holders and RPS Holders elect to receive a Qualifying Dividend in the form of New Ordinary Shares, New NRPS and New RPS, respectively, the Company's share capital base will be enlarged and the cash retained for the Group's general corporate purposes.

For the avoidance of doubt:

(a) a Shareholder will be entitled to elect to receive New Ordinary Shares, and not to receive any New NRPS or New RPS, in respect of the Qualifying Dividend on his Ordinary Shares;

(b) an NRPS Holder will be entitled to elect to receive New NRPS, and not to receive any New Ordinary Shares or New RPS, in respect of the Qualifying Dividend on his NRPS; and

(c) an RPS Holder will be entitled to elect to receive New RPS, and not to receive any New Ordinary Shares or New NRPS, in respect of the Qualifying Dividend on his RPS.

The terms and conditions of the DBSH Scrip Dividend Scheme are set out in Appendix 3 of this Circular and a summary description and explanation is provided in paragraphs 5.2 to 5.13 below.

5.2 **Adoption of DBSH Scrip Dividend Scheme.** On 19 February 2009, the SGX-ST announced that scrip dividend schemes are no longer required, until 31 December 2010, to be approved by shareholders so long as they are provided with an option to elect for their distributions to be paid in cash.

Under the DBSH Scrip Dividend Scheme, Shareholders, NRPS Holders and RPS Holders are given an option to elect to receive their entitlements to any Qualifying Dividend in cash. Accordingly, Shareholders' approval will not be sought for the adoption of DBSH Scrip Dividend Scheme but rather for the authority to be given to the Directors to issue New Ordinary Shares, New NRPS and New RPS to Shareholders, NRPS Holders and RPS Holders, as the case may be, who have elected to receive their entitlements to a Qualifying Dividend in the form of New Ordinary Shares, New NRPS and New RPS, as the case may be.

5.3 **Election to Receive Qualifying Dividends in the Form of New Ordinary Shares, New NRPS and New RPS in lieu of Cash**. Under the proposed DBSH Scrip Dividend Scheme, whenever a Dividend has been announced and the Directors have determined that in respect of their entitlement to the Dividend, Shareholders, NRPS Holders and RPS Holders may elect to receive New Ordinary Shares, New NRPS and New RPS, as the case may be, credited as fully paid, each Shareholder, NRPS Holder and RPS Holder has the following three choices in respect of the Dividend:

(a) elect to receive a cash Dividend on his existing Ordinary Shares, New NRPS or New RPS, as the case may be, held;

(b) elect to receive an allotment of New Ordinary Shares, New NRPS or New RPS, as the case may be, in lieu of part of the cash amount of the Dividend entitlement credited as fully-paid and the remaining Dividend entitlement in cash; or

(c) elect to receive an allotment of New Ordinary Shares, NRPS or RPS, as the case may be, in lieu of all the cash amount of the Dividend entitlement credited as fully paid.

An announcement will be made by the Company as soon as practicable following the determination by the Directors that the DBSH Scrip Dividend Scheme is to apply to a particular Dividend, and in any event, by no later than the Market Day immediately following the Books Closure Date for that Dividend.

A Shareholder, NRPS Holder and RPS Holder will, at the discretion of the Company, receive one or more notices of election ("**Notices of Election**") in relation to all of his holding of Ordinary Shares, NRPS and RPS, as the case may be. A Shareholder, NRPS Holder and RPS Holder may elect to receive New Ordinary Shares, New NRPS and New RPS, as the case may be, in respect of part or all of his entitlement to the Qualifying Dividend to which each Notice of Election relates. A Shareholder, NRPS Holder and RPS Holder may also make a permanent election to receive New Ordinary Shares, New NRPS and New RPS, as the case may be, in respect of his entitlement to all future Qualifying Dividends to which each Notice of Election relates. Where a permanent election has been made, the participating Shareholder, NRPS Holder and RPS Holder may, by giving the appropriate notice, cancel his participation and withdraw from the DBSH Scrip Dividend Scheme at any time. The cancellation of a permanent election by a Shareholder, NRPS Holder or RPS Holder would not preclude him from making a fresh permanent election, should he wish to do so, at a later time.

A Shareholder, NRPS Holder or RPS Holder receiving two or more Notices of Election may elect to receive New Ordinary Shares, New NRPS and New RPS, as the case may be, in respect of his entitlement to which one Notice of Election relates and decline to receive New Ordinary Shares, New NRPS and New RPS, as the case may be, in respect of his entitlement to which any other Notice of Election relates. A Shareholder, NRPS Holder or RPS Holder receiving two or more Notices of Election and wishing to receive New Ordinary Shares, New NRPS and New RPS, as the case may be, in respect of part or all of his entitlement to the Qualifying Dividend in respect of all his holding of Ordinary Shares, NRPS and RPS, as the case may be, must complete all the Notices of Election received by him and return the completed Notices of Election to the Company and/or CDP, as the case may be. A Shareholder, NRPS Holder or RPS Holder who is a Depository Agent or nominee company of a bank, merchant bank, stockbroker or other financial institution, holding Ordinary Shares, NRPS and RPS, as the case may be, as custodian, may, at the discretion of the Directors, be allowed to make an election to participate in the DBSH Scrip Dividend Scheme in respect of part only of the Ordinary Shares, NRPS and RPS, as the case may be, to which each Notice of Election received by it relates.

For the purpose of calculating the number of New Ordinary Shares, New NRPS and New RPS to be allotted to Shareholders, NRPS Holders and RPS Holders, as the case may be, the issue price of a New Ordinary Share, New NRPS and New RPS, as the case may be, shall not be set by the Directors at more than 10% discount to the arithmetic average of the daily volume weighted average price of an Ordinary Share on the SGX-ST for each of the Market Days during the Price Determination Period. In the event that there is no trading in the Ordinary Shares during the Price Determination Period, the issue price of a New Ordinary Share, New NRPS and New RPS shall not exceed the average of the last dealt prices of an Ordinary Share on the SGX-ST for each of the Market Days during a period to be determined by the Directors prior to the announcement of the application of the DBSH Scrip Dividend Scheme to such Dividend.

Consequently (where the DBSH Scrip Dividend Scheme applies to a particular Dividend), it will not be possible until after the close of business on the last day of the relevant Price Determination Period to determine the exact number of New Ordinary Shares, New NRPS and New RPS to which Shareholders, NRPS Holders and RPS Holders electing to receive New Ordinary Shares, New NRPS and New RPS, as the case may be, will be entitled. An announcement will be made setting out the issue price of a New Ordinary Share, New NRPS and New RPS to be used in the calculation of entitlements of Shareholders, NRPS Holders and RPS Holders to the New Ordinary Shares, New NRPS and New RPS, as the case may be, in respect of such Dividend.

The New Ordinary Shares, New NRPS and New RPS to be issued pursuant to the DBSH Scrip Dividend Scheme will rank *pari passu* in all respects with the existing Ordinary Shares, NRPS and RPS then in issue save only as regards to participation in the Qualifying Dividend which is the subject of the election (including the right to make any election pursuant to the DBSH Scrip Dividend Scheme) or any other distribution, bonuses or rights paid, made, declared or announced prior to, or contemporaneous with, the payment or declaration of the Qualifying Dividend which is the subject of the election, unless the Directors or the Company in General Meeting shall otherwise specify.

Fractional entitlements to the New Ordinary Shares, New NRPS and New RPS will be dealt with in such manner as the Directors may deem fit in the interests of the Company and as may be acceptable to the SGX-ST.

Shareholders, NRPS Holders and RPS Holders will receive the Qualifying Dividend in cash if they do not explicitly elect to participate in the DBSH Scrip Dividend Scheme according to its provisions. Shareholders, NRPS Holders and RPS Holders need not take any action if they wish to receive their entitlement to the Qualifying Dividend in cash.

5.4 **Availability of the DBSH Scrip Dividend Scheme.** Notwithstanding any provisions of the DBSH Scrip Dividend Scheme, if at any time after the Directors have determined that the DBSH Scrip Dividend Scheme shall apply to any Dividend and before the allotment and issue of New Ordinary Shares, New NRPS and New RPS in respect of such Dividend, the Directors shall consider that by reason of any event or circumstance (whether arising before or after such determination) or by reason of any matter whatsoever it is no longer expedient or appropriate to implement the DBSH Scrip Dividend Scheme in respect of such Dividend, the Directors may, in their absolute discretion and as they deem fit in the interest of the Company and without assigning any reason therefor, cancel the application of the DBSH Scrip Dividend Scheme to such Dividend. In such event, the Dividend shall be paid in cash to Shareholders, NRPS Holders and RPS Holders in the usual way.

5.5 **Eligibility**. All Shareholders, NRPS Holders and RPS Holders are eligible to participate in the DBSH Scrip Dividend Scheme, subject to the restrictions on Overseas Shareholders, more particularly described in paragraph 5.8 below, and further subject to the requirement that such participation by the Shareholder, NRPS Holder and RPS Holder will not result in a breach of any other restriction on such Shareholder's, NRPS Holder's and RPS Holder's holding of Ordinary Shares, NRPS and RPS, as the case may be, which may be imposed by any statute, law or regulation in force in Singapore or any other relevant jurisdiction, as the case may be, or the Memorandum of Association of the Company or the Articles.

5.6 **Prescribed Limits**. The Company is a bank holding company regulated under the Banking Act, Chapter 19 of Singapore ("**Banking Act**"). The Banking Act imposes certain limits on the shareholding of any person or group of persons in the Company - currently, these limits are set at 5%, 12% and 20% of the Company's issued ordinary share capital and no person or group of persons may acquire Ordinary Shares which would take its or their aggregate shareholdings to such percentage levels or higher without prior approval by the Minister for Finance of Singapore.

Accordingly, in light of the shareholding limits under the Banking Act, Shareholders may not participate in the DBSH Scrip Dividend Scheme in relation to any Qualifying Dividend where such participation may result in such Shareholder, whether alone or together with his associates (as defined in the Banking Act) holding or controlling Ordinary Shares in excess of any of the Prescribed Limits without first obtaining the requisite approvals under the Banking Act.

The Directors reserve the right not to allot any Ordinary Shares under the DBSH Scrip Dividend Scheme to any person if, in their opinion, such allotment will result in any of the Prescribed Limits being exceeded, and that person who would otherwise be entitled to receive Ordinary Shares will instead be paid his total entitlement to the Qualifying Dividend in cash in the usual way.

5.7 **Obligation to Extend Take-over Offer**. The attention of Shareholders is drawn to Rule 14 of the Singapore Code on Take-overs and Mergers. In particular, a Shareholder should note that he may be under an obligation to extend a take-over offer for the Company if:

(a) he acquires, by participating in the DBSH Scrip Dividend Scheme in relation to any dividend, whether at one time or different times, Ordinary Shares which (taken together with Ordinary Shares held or acquired by him or persons acting in concert with him) carry 30% or more of the voting rights of the Company; or

(b) he, together with persons acting in concert with him, holds not less than 30% but not more than 50% of the voting rights of the Company and he, or any person acting in concert with him, acquires in any period of six months additional Ordinary Shares carrying more than 1% of the voting rights of the Company by participating in the DBSH Scrip Dividend Scheme in relation to any dividend.

5.8 **Overseas Shareholders**. For practical reasons and to avoid any violation of securities laws applicable in countries outside Singapore where Shareholders, NRPS Holders and RPS Holders may have their registered addresses, at the discretion of the Directors, Overseas Shareholders may not be eligible to participate in the DBSH Scrip Dividend Scheme. No Overseas Shareholder shall have any claims whatsoever against the Company as a result of the DBSH Scrip Dividend Scheme not applying to such Overseas Shareholder. Overseas Shareholders who wish to be eligible to participate in the DBSH Scrip Dividend Scheme should provide an address in Singapore for the service of notices and documents by notifying the Company, c/o the Company's Registrar, Tricor Barbinder Share Registration Services, 8 Cross Street #11-00, PWC Building, Singapore 048424 (or such other address as may be announced by the Company from time to time), or, if the Overseas Shareholder is a Depositor, CDP, at 4 Shenton Way #02-01, SGX Centre 2, Singapore 068807 (or such other address as may be announced by the Company from time to time) no later than five Market Days prior to the Books Closure Date. Depositors should note that all correspondence and notices will be sent to their last registered addresses with CDP.

5.9 **Listing on the SGX-ST**. Approval in-principle has been granted by the SGX-ST for the listing of and quotation for the New Ordinary Shares to be issued pursuant to the DBSH Scrip Dividend Scheme. Such approval is not to be taken as an indication of the merits of the proposed Scrip Dividend Scheme, the New Ordinary Shares or the Company.

The New NRPS and New RPS to be issued pursuant to the DBSH Scrip Dividend Scheme will not be listed on the SGX-ST.

It is expected that share certificates will be posted at the risk of those entitled or, as the case may be, the New Ordinary Shares will be credited to the relevant securities accounts of Depositors, on or about the payment date for the Qualifying Dividend, which shall be a date not less than 30 Market Days but not more than 35 Market Days after the Books Closure Date for that Qualifying Dividend.

5.10 **Taxation**. The Company takes no responsibility for the taxation liabilities of Shareholders, NRPS Holders or RPS Holders who choose to participate in the DBSH Scrip Dividend Scheme or the tax consequences of any election made by Shareholders, NRPS Holders or RPS Holders. As individual circumstances and laws may vary considerably, specific taxation advice should be obtained by Shareholders, NRPS Holders, and RPS Holders if required. The Company accepts no responsibility for the correctness or accuracy of any information as to tax liability contained in the DBSH Scrip Dividend Scheme Statement set out in Appendix 3 of this Circular.

Without prejudice to the foregoing paragraph, as a general indication, however, it is understood that as the date hereof, under the income tax legislation in Singapore, the tax liability of a Shareholder, NRPS Holder or RPS Holder will not alter, nor is there any advantage to be gained, by reason of having elected to participate in the DBSH Scrip Dividend Scheme.

5.11 **Odd Lots.** A Shareholder who elects to receive New Ordinary Shares in lieu of the cash amount of the Qualifying Dividend may receive such New Ordinary Shares in odd lots.

5.12 **Modification and Termination**. The DBSH Scrip Dividend Scheme may be modified or terminated at any time by the Directors as they deem fit on giving notice in writing to all Shareholders, NRPS Holders and RPS Holders.

In the case of a modification, the DBSH Scrip Dividend Scheme will continue as modified in relation to each Shareholder, NRPS Holder and RPS Holder who has made a permanent election under the DBSH Scrip Dividend Scheme unless and until the Company, or as the case may be, CDP (where the Shareholder is a Depositor) receives a notice of cancellation in respect of a Notice of Election submitted by the Shareholder, NRPS Holder or RPS Holder.

5.13 **General.** It should be noted that the grant of the right to participate in the DBSH Scrip Dividend Scheme to elect to receive New Ordinary Shares, New NRPS and New RPS in lieu of cash in respect of any Qualifying Dividend is made to all Shareholders, NRPS Holders and RPS Holders, including Directors and substantial Shareholders of the Company who hold Ordinary Shares, NRPS and RPS, subject to the restrictions referred to in paragraph 5.5 above.

In connection with the proposed issue of New Ordinary Shares, New NRPS and New RPS in lieu of a cash Dividend, the Directors consider it appropriate to obtain the approval of Shareholders to the allotment and issue of such number of New Ordinary Shares, New NRPS and New RPS as may be required to be issued pursuant to the election by Shareholders, NRPS Holders and RPS Holders under the DBSH Scrip Dividend Scheme.

6. DIRECTORS' AND SUBSTANTIAL SHAREHOLDERS' INTERESTS

6.1 **Directors' Interests.** The interests of the Directors in the Ordinary Shares, as extracted from the Register of Directors' Shareholdings, as at the Latest Practicable Date are set out below:

Directors	Direct Interest		Deemed Interest		Total Interest	
	No. of Ordinary Shares	%[(1)]	No. of Ordinary Shares	%[(1)]	No. of Ordinary Shares	%[(1)]
Koh Boon Hwee	32,784	0.0014	—	—	32,784	0.0014
Richard D. Stanley	283,748	0.0124	—	—	283,748	0.0124
Ang Kong Hua	—	—	—	—	—	—
Bart Joseph Broadman	—	—	—	—	—	—
Andrew Robert Fowell Buxton	9,000	0.0004	—	—	9,000	0.0004
Christopher Cheng Wai Chee	—	—	—	—	—	—
Euleen Goh Yiu Kiang	4,185	0.0002	—	—	4,185	0.0002
Kwa Chong Seng	65,000	0.0028	150,000	0.0066	215,000	0.0094
John Alan Ross	30,000	0.0013	—	—	30,000	0.0013
Wong Ngit Liong	—	—	—	—	—	—

Note:

(1) Based on 2,281,440,687 issued Ordinary Shares as at the Latest Practicable Date.

The interests of the Directors in Ordinary Shares comprised in outstanding Share Options and Awards as at the Latest Practicable Date are as follows:

Directors	No. of Ordinary Shares comprised in outstanding Share Options	No. of Ordinary Shares comprised in outstanding Awards
Koh Boon Hwee	—	32,784
Richard Daniel Stanley	—	281,748

6.2 **Substantial Shareholders' Interests.** The interests of the substantial Shareholders in the Ordinary Shares as at the Latest Practicable Date are set out below:

	Direct Interest		Deemed Interest		Total Interest	
Substantial Shareholders	No. of Ordinary Shares	%[1]	No. of Ordinary Shares	%[1]	No. of Ordinary Shares	%[1]
Temasek	278,510,692	12.21	355,516,560[2]	15.58	634,027,252	27.79
Maju	351,745,560	15.42	—	—	351,745,560	15.42

Notes:

(1) Based on 2,281,440,687 issued Ordinary Shares as at the Latest Practicable Date.

(2) This excludes 3,189,375 Ordinary Shares in which DBSH is deemed to have an interest but includes the 351,745,560 Ordinary Shares held by Maju and 3,771,000 Ordinary Shares held by other subsidiaries or associated companies of Temasek, in which Temasek is deemed to have an interest.

6.3 **NRPS and RPS.** As at the Latest Practicable Date, the Company had in issue 180,654 NRPS and 99,713,061 RPS, all of which are held by Maju.

7. DIRECTORS' RECOMMENDATIONS

7.1 **The Proposed Renewal of the Share Purchase Mandate.** The Directors (other than the Common Directors) are of the opinion that the proposed renewal of the Share Purchase Mandate is in the best interests of the Company. Accordingly, they recommend that Shareholders vote in favour of Resolution 1, being the Ordinary Resolution relating to the proposed renewal of the Share Purchase Mandate to be proposed at the EGM.

The Common Directors, being Mr Koh Boon Hwee and Mr Kwa Chong Seng, have abstained from making any recommendation for Shareholders to vote in favour of Resolution 1 and will abstain from voting in respect of their holdings of Ordinary Shares (if any) on Resolution 1. The Common Directors will also not accept any appointment as proxies or otherwise for voting on Resolution 1 unless specific instructions have been given in the proxy form(s) on how the votes are to be cast.

Temasek and its concert parties (including Maju and the Temasek Companies) will abstain from voting in respect of their holdings of Ordinary Shares (if any) on Resolution 1.

7.2 **The Proposed Extension and Modification of the DBSH Share Plan.** The Directors are eligible to participate in, and are therefore interested in, the DBSH Share Plan. They have accordingly abstained from making any recommendation on and, in the case of Directors who are Shareholders, shall abstain from voting in respect of, Ordinary Resolution 2, being the Ordinary Resolution relating to the proposed extension and modification of the DBSH Share Plan to be proposed at the EGM.

In addition, the Company will procure persons who are eligible to participate in the DBSH Share Plan to abstain from voting on Ordinary Resolution 2.

The Company will procure that the interested Directors and persons who are eligible to participate in the DBSH Share Plan will decline to accept appointment as proxies for Shareholders to vote on Ordinary Resolution 2, unless the Shareholder concerned shall have given specific instructions in his Proxy Form as to the manner in which his votes are to be cast in respect of Ordinary Resolution 2.

Save as disclosed above, none of the Directors or substantial shareholders of the Company has any interest, direct or indirect, in the DBSH Share Plan.

7.3 **The Proposed Alteration to the Articles of Association.** The Directors are of the opinion that the proposed alteration to the Articles to facilitate the adoption and implementation of the DBSH Scrip Dividend Scheme is in the best interests of the Company. Accordingly, they recommend that Shareholders vote in favour of Resolution 3, being the Special Resolution relating to the proposed alteration to the Articles to be proposed at the EGM.

7.4 **The Proposed Authority to issue New Ordinary Shares, New NRPS and New RPS pursuant to the DBSH Scrip Dividend Scheme.** The Directors are of the opinion that the proposed authority to be given to Directors to issue New Ordinary Shares, New NRPS and New RPS pursuant to the DBSH Scrip Dividend Scheme is in the best interests of the Company. Accordingly, they recommend that Shareholders vote in favour of Resolution 4, being the Ordinary Resolution relating to the proposed authority to be given to Directors to issue New Ordinary Shares, New NRPS and New RPS pursuant to the DBSH Scrip Dividend Scheme to be proposed at the EGM.

8. EXTRAORDINARY GENERAL MEETING

The EGM, notice of which is set out on pages 48 to 50 of this Circular, will be held at the Auditorium, 3rd Storey, DBS Building Tower One, 6 Shenton Way, Singapore 068809 on 8 April 2009 at 2.30 p.m. (or as soon thereafter following the conclusion or adjournment of the Tenth Annual General Meeting of the Company to be held at 2.00 p.m. on the same day and at the same place) for the purpose of considering and, if thought fit, passing with or without modifications, the Ordinary Resolutions and the Special Resolution set out in the Notice of EGM.

9. ACTION TO BE TAKEN BY SHAREHOLDERS

9.1 **Appointment of Proxies.** Shareholders who are unable to attend the EGM and wish to appoint a proxy to attend and vote at the EGM on their behalf will find attached to this Circular a Proxy Form which they are requested to complete, sign and return in accordance with the instructions printed thereon as soon as possible and in any event so as to arrive at the registered office of the Company not less than 48 hours before the time fixed for the EGM. The sending of a Proxy Form by a Shareholder does not preclude him from attending and voting in person at the EGM if he finds that he is able to do so. In such event, the relevant Proxy Forms will be deemed to be revoked.

9.2 **When Depositor regarded as Shareholder.** A Depositor shall not be regarded as a Shareholder of the Company entitled to attend the EGM and to speak and vote thereat unless his name appears on the Depository Register at least 48 hours before the EGM.

10. INSPECTION OF DOCUMENTS

The following documents are available for inspection at the registered office of the Company at 6 Shenton Way, DBS Building Tower One, #39-02, Singapore 068809 during normal business hours from the date of this Circular up to the date of the EGM:

(a) the consolidated accounts of the Company and its subsidiaries for the financial year ended 31 December 2008;

(b) the Memorandum and Articles of Association of the Company;

(c) the 2008 Circular; and

(d) the DBSH Share Plan.

11. DIRECTORS' RESPONSIBILITY STATEMENT

The Directors collectively and individually accept responsibility for the accuracy of the information given in this Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the facts stated and the opinions expressed in this Circular are fair and accurate and that there are no material facts the omission of which would make any statement in this Circular misleading.

Yours faithfully
for and on behalf of
the Board of Directors of
DBS GROUP HOLDINGS LTD

KOH BOON HWEE
CHAIRMAN

APPENDIX 1

HEAD COMPANIES, FOREIGN AFFILIATES AND FUNDS OF HEDGE FUNDS

Part 1 - The Head Companies

1. Singapore Telecommunications Ltd
2. MediaCorp Pte Ltd
3. Sembcorp Industries Ltd
4. Keppel Corporation Limited
5. Singapore Airlines Limited
6. PSA International Pte Ltd
7. SMRT Corporation Ltd
8. Singapore Power Limited
9. Wildlife Reserves Singapore Pte Ltd
10. Temasek Management Services Pte Ltd
11. Neptune Orient Lines Limited
12. Singapore Technologies Engineering Limited
13. Chartered Semiconductor Manufacturing Ltd
14. CapitaLand Limited
15. STATS ChipPac Ltd
16. Vertex Venture Holdings Ltd (formerly Vertex Venture Holdings Pte Ltd)
17. Singapore Technologies Telemedia Pte Ltd
18. Accuron Technologies Limited
19. Power Seraya Limited
20 Gas Supply Pte Ltd
21 Mapletree Investments Pte Ltd
22. Mount Faber Leisure Group Pte Ltd
23. Aetos Security Management Pte Ltd
24. Certis CISCO Security Pte. Ltd. (previously known as CISCO Security Pte. Ltd.)
25. CitySpring Infrastructure Management Pte Ltd
26. National University Hospital (Singapore) Pte Ltd
27. ST Asset Management Ltd
28. Surbana Corporation Pte Ltd
29. Singapore Cruise Centre Pte. Ltd.
30. Singex Exhibition Ventures Pte. Ltd.
31. Singex Exhibitions Pte. Ltd.
32. Singex Venues Pte. Ltd.
33. Singex Group Pte. Ltd.
34. EH Group Limited (in liquidation)

APPENDIX 1

Part 2 - The Foreign Affiliates

1. PT Bank Danamon Indonesia Tbk
2. Alliance Financial Group Berhad (previously known as Malaysian Plantations Berhad)
3. Shin Corporation Public Company Limited
4. NIB Bank Limited (formerly NDLC-IFIC Bank Limited)
5. Firstsource Solutions Limited
6. Graviss Hospitality Limited (formerly The GL Hotels Limited)

Part 3 - The Funds of Hedge Funds

1. Fullerton Absolute Returns Investment Strategies Fund
2. Fullerton Monex Asia Feeder
3. Fullerton Capital Pte Ltd

APPENDIX 2

THE PROPOSED ALTERATION TO THE ARTICLES OF ASSOCIATION

The alteration which is proposed to be made to the Articles is set out below.

New Article 135A

By inserting new Article 135A immediately following Article 135 as follows:

"135A. (1) Whenever the Directors or the Company in General Meeting have resolved or proposed that a dividend (including an interim, final, special or other dividend) be paid or declared on the ordinary or preference share capital of the Company, the Directors may further resolve that members entitled to such dividend be entitled to elect to receive an allotment of ordinary shares or preference shares, as the case may be, credited as fully paid in lieu of cash in respect of the whole or such part of the dividend as the Directors may think fit. In such case, the following provisions shall apply:

(i) the basis of any such allotment shall be determined by the Directors;

(ii) the Directors shall determine the manner in which members shall be entitled to elect to receive an allotment of ordinary shares or preference shares credited as fully paid in lieu of cash in respect of the whole or such part of any dividend in respect of which the Directors shall have passed such a resolution as aforesaid, and the Directors may make such arrangements as to the giving of notice to members, providing for forms of election for completion by members (whether in respect of a particular dividend or dividends or generally), determining the procedure for making such elections or revoking the same and the place at which and the latest date and time by which any forms of election or other documents by which elections are made or revoked must be lodged, and otherwise make all such arrangements and do all such things, as the Directors consider necessary or expedient in connection with the provisions of this Article 135A;

(iii) the right of election may be exercised in respect of the whole of that portion of the dividend in respect of which the right of election has been accorded provided that the Directors may determine, either generally or in any specific case, that such right shall be exercisable in respect of the whole or any part of that portion; and

(iv) the dividend (or that part of the dividend in respect of which a right of election has been accorded) shall not be payable in cash on ordinary shares or preference shares in respect whereof the share election has been duly exercised (the "elected ordinary shares" or "elected preference shares", as the case may be) and in lieu and in satisfaction thereof ordinary shares or preference shares, as the case may be, shall be allotted and credited as fully paid to the holders of the elected ordinary shares or elected preference shares, as the case may be, on the basis of allotment determined as aforesaid and for such purpose (notwithstanding the provisions of Article 136), the Directors shall (a) capitalize and apply the amount standing to the credit of any of the Company's reserve accounts or any sum standing to the credit of the profit and loss account or otherwise for distribution as the Directors may determine, such sum as may be required to pay up in full the appropriate number of ordinary shares or preference shares for allotment and distribution to and among the holders of the elected ordinary shares or elected preference shares, as the case may be, on such basis, or (b) apply the sum which would otherwise have been payable in cash to the holders of the elected ordinary shares or elected preference shares, as the case may be, towards payment of the appropriate number of ordinary shares or preference shares for allotment and distribution to and among the holders of the elected ordinary shares or elected preference shares, as the case may be, on such basis.

(2) (i) The ordinary shares and preference shares allotted pursuant to the provisions of paragraph (1) of this Article 135A shall rank *pari passu* in all respects with the ordinary shares or, in the case of preference shares, with the preference shares of the same class then in issue save only as regards participation in the dividend which is the subject of the election referred to above (including the right to make the election referred to above) or any other distributions, bonuses or rights paid, made, declared or announced prior to or contemporaneous with the payment or declaration of the dividend which is the subject of the election referred to above, unless the Directors shall otherwise specify.

(ii) The Directors may do all acts and things considered necessary or expedient to give effect to any capitalisation pursuant to the provisions of paragraph (1) of this Article 135A, with full power to make such provisions as they think fit in the case of fractional entitlements to ordinary shares or preference shares (including, notwithstanding any provision to the contrary in these Articles, provisions whereby, in whole or in part, fractional entitlements are disregarded or rounded up or down, or whereby the benefit of fractional entitlements accrues to the Company rather than the members).

(3) The Directors may, on any occasion when they resolve as provided in paragraph (1) of this Article 135A, determine that rights of election under that paragraph shall not be made available to the persons who are registered as holders of ordinary shares or preference shares in the Register of Members or (as the case may be) in the Depository Register, or in respect of ordinary shares or preference shares the transfer of which is registered, after such date as the Directors may fix subject to such exceptions as the Directors think fit, and in such event the provisions of this Article 135A shall be read and construed subject to such determination.

(4) The Directors may, on any occasion when they resolve as provided in paragraph (1) of this Article 135A, further determine that no allotment of ordinary shares or preference shares or rights of election for ordinary shares or preference shares under that paragraph shall be made available or made to members whose registered addresses entered in the Register of Members or (as the case may be) the Depository Register is outside Singapore or to such other members or class of members as the Directors may in their sole discretion decide and in such event the only entitlements of the members aforesaid shall be to receive in cash the relevant dividend resolved or proposed to be paid or declared.

(5) Notwithstanding the foregoing provisions of this Article 135A, if at any time after the Directors' resolution to apply the provisions of paragraph (1) of this Article 135A in relation to any dividend but prior to the allotment of ordinary shares or preference shares pursuant thereto, the Directors shall consider that by reason of any event or circumstances (whether arising before or after such resolution) or by reason of any matter whatsoever it is no longer expedient or appropriate to implement that proposal, the Directors may at their absolute discretion and as they deem fit in the interest of the Company, cancel the proposed application of paragraph (1) of this Article 135A.

THE PROPOSED DBSH SCRIP DIVIDEND SCHEME STATEMENT

DBSH Scrip Dividend Scheme Statement

This Statement contains the terms and conditions of the DBS Group Holdings Ltd's Scrip Dividend Scheme ("**DBSH Scrip Dividend Scheme**") under which:

(1) persons registered in the Register of Members of DBS Group Holdings Ltd ("**Company**") or, as the case may be, the Depository Register (as defined below) as the holders of fully paid ordinary shares in the Company ("**Shareholders**") may elect to receive fully paid ordinary shares in the capital of the Company ("**Ordinary Shares**") in lieu of the cash amount of any dividend (including any interim, final, special or other dividend) which is declared on the Ordinary Shares held by them;

(2) persons registered in the Register of Members of the Company as the holders of fully paid non-voting non-redeemable preference shares ("**NRPS**") in the Company ("**NRPS Holders**") may elect to receive fully paid NRPS in lieu of the cash amount of any dividend (including any interim, final, special or other dividend) which is declared on the NRPS held by them; and

(3) persons registered in the Register of Members of the Company as the holders of fully paid non-voting redeemable preference shares ("**RPS**") in the Company ("**RPS Holders**") may elect to receive fully paid RPS in lieu of the cash amount of any dividend (including any interim, final, special or other dividend) which is declared on the RPS held by them.

Summary of Main Features

The DBSH Scrip Dividend Scheme provides Shareholders, NRPS Holders and RPS Holders with the option to elect to receive Ordinary Shares, NRPS or RPS, as the case may be, in lieu of the cash amount of any dividend (including any interim, final, special or other dividend) ("**Dividend**") declared on their holding of Ordinary Shares, NRPS or RPS, as the case may be.

Under present law in Singapore, there is no brokerage, stamp duty or other transaction costs payable on Ordinary Shares, NRPS or RPS allotted under the DBSH Scrip Dividend Scheme.

All Shareholders, NRPS Holders and RPS Holders are eligible to participate in the DBSH Scrip Dividend Scheme, subject to the Prescribed Limits (as defined below) and the restrictions on Overseas Shareholders (as defined below) more particularly described below and except for such other Shareholders or class of Shareholders, NRPS Holders or RPS Holders as the Directors of the Company ("**Directors**") may in their discretion decide.

Shareholders, NRPS Holders and RPS Holders may elect to participate in respect of, as may be determined by the Directors in their discretion, all or part only of their holding of Ordinary Shares, NRPS or RPS, as the case may be, in respect of any Qualifying Dividend (as defined below) and may make a permanent election to participate in respect of all of their holding of Ordinary Shares, NRPS or RPS, as the case may be, for all future Qualifying Dividends. Shareholders, NRPS Holders or RPS Holders receiving more than one Notice of Election (as defined below) may elect to participate in respect of their holding of Ordinary Shares, NRPS or RPS, as the case may be, to which one Notice of Election relates and elect not to participate in respect of their holding of Ordinary Shares, NRPS or RPS, as the case may be, to which any other Notice of Election relates. Where a permanent election has been made, participating Shareholders, NRPS Holders and RPS Holders may, by giving the appropriate notice, cancel their participation and withdraw from the DBSH Scrip Dividend Scheme.

The Directors may, in their absolute discretion, determine that the DBSH Scrip Dividend Scheme will apply to any particular Dividend. An announcement will be made by the Company as soon as practicable following the determination by the Directors that the DBSH Scrip Dividend Scheme is to apply to a particular Dividend, and in any event, by no later than the next Market Day (as defined below) immediately following the Books Closure Date (as defined below) in respect of that particular Dividend. Unless the Directors have determined that the DBSH Scrip Dividend Scheme will apply to any particular Dividend, the Dividend concerned will be paid in cash to the Shareholders, NRPS Holders and RPS Holders in the usual way.

Ordinary Shares, NRPS and RPS allotted under the DBSH Scrip Dividend Scheme will rank *pari passu* in all respects with the Ordinary Shares, NRPS or RPS, as the case may be, then in issue save only as regards participation in the Qualifying Dividend which is the subject of the election (including the right to make any election pursuant to the DBSH Scrip Dividend Scheme) or any other distributions, bonuses or rights paid, made, declared or announced prior to or contemporaneous with the payment or declaration of the Qualifying Dividend which is the subject of the election, unless the Directors shall otherwise specify.

Participation in the DBSH Scrip Dividend Scheme is optional.

APPENDIX 3

How to Join

A Shareholder, NRPS Holder and RPS Holder wishing to receive Ordinary Shares, NRPS or RPS, as the case may be, in respect of any Qualifying Dividend or to make a permanent election to receive Ordinary Shares, NRPS or RPS, as the case may be, in respect of all future Qualifying Dividends to which a Notice of Election received by him relates should complete such Notice of Election and return it to the Company at the address indicated on the Notice of Election or, if the Shareholder is a depositor (as defined below), to CDP (as defined below). A Shareholder, NRPS Holder or RPS Holder receiving more than one Notice of Election and wishing to receive Ordinary Shares, NRPS or RPS, as the case may be, in respect of all of his entitlement to the Qualifying Dividend in respect of all his holding of Ordinary Shares, NRPS or RPS, as the case may be, or to make a permanent election to receive Ordinary Shares, NRPS or RPS, as the case may be, in respect of all future Qualifying Dividends must complete all the Notices of Election received by him and return the completed Notices of Election to the Company and/or CDP, as the case may be.

To be effective in respect of any Qualifying Dividend to which a Notice of Election relates, such duly completed Notice of Election must be received by the Company or (as the case may be) CDP no later than the date to be specified by the Directors in respect of that Qualifying Dividend.

Terms and Conditions of DBSH Scrip Dividend Scheme

1. **Establishment**

   The DBSH Scrip Dividend Scheme has been established by the Directors.

2. **Terms and Conditions**

   The following are the Terms and Conditions of the DBSH Scrip Dividend Scheme. In these Terms and Conditions:

   (1) "**Act**" shall mean the Companies Act, Chapter 50 of Singapore (or its successor statute), as amended from time to time;

   (2) "**Banking Act**" shall mean the Banking Act, Chapter 19 of Singapore (or its successor statute), as amended from time to time;

   (3) "**Books Closure Date**" shall mean the date to be determined by the Directors on which the Transfer Books and Register of Members of the Company will be closed for the purpose of determining the entitlements of Shareholders, NRPS Holders and RPS Holders to a Dividend and is the day immediately preceding the first day of the Books Closure Period;

(4) "**Books Closure Period**" shall mean the period to be determined by the Directors during which the Transfer Books and Register of Members of the Company will be closed for the purpose of determining the entitlements of Shareholders, NRPS Holders and RPS Holders to a Dividend;

(5) "**CDP**" shall mean The Central Depository (Pte) Limited or any successor entity thereto;

(6) "**depositor**", "**depository agent**" and "**Depository Register**" shall have the respective meanings ascribed to them in the Act;

(7) "**Market Day**" shall mean a day on which the SGX-ST (as defined below) is open for trading in securities;

(8) "**Prescribed Limits**" shall mean the shareholding limits applicable to the Company and the Ordinary Shares as prescribed by the Banking Act from time to time;

(9) **Qualifying Dividend**" shall mean any Dividend to which the DBSH Scrip Dividend Scheme (as determined by the Directors as provided below) applies; and

(10) "**SGX-ST**" shall mean Singapore Exchange Securities Trading Limited or any successor entity thereto.

3. Eligibility

All Shareholders, NRPS Holders and RPS Holders are eligible to participate in the DBSH Scrip Dividend Scheme subject to the Prescribed Limits and the restrictions on Overseas Shareholders, more particularly described below, and except that participation in the DBSH Scrip Dividend Scheme shall not be available to such Shareholders or class of Shareholders, NRPS Holders or RPS Holders as the Directors may in their discretion determine, and further subject to the requirement that such participation by the Shareholder, NRPS Holder and RPS Holder will not result in a breach of any other restriction on such Shareholder's, NRPS Holder's and RPS Holder's holding of Ordinary Shares, NRPS and RPS, as the case may be, which may be imposed by any statute, law or regulation in force in Singapore or any other relevant jurisdiction, or by the Articles of Association of the Company.

4. **Prescribed Limits**

Shareholders may not participate in the DBSH Scrip Dividend Scheme in relation to any Qualifying Dividend where such participation may result in such Shareholder whether alone or together with his associates (as defined in the Banking Act) holding or controlling Ordinary Shares in excess of any of the Prescribed Limits without first obtaining the requisite approvals under the Banking Act.

The Directors reserve the right not to allot any Ordinary Shares under the DBSH Scrip Dividend Scheme to any person if, in their opinion, such allotment will result in any of the Prescribed Limits being exceeded, and that person who would otherwise be entitled to receive Ordinary Shares will instead be paid his total entitlement to the Qualifying Dividend in cash in the usual way.

5. **Oversea Shareholders**

For practical reasons and to avoid any violation of the securities laws applicable in countries outside Singapore where Shareholders, NRPS Holders and RPS Holders may have their registered addresses, the DBSH Scrip Dividend Scheme may, at the discretion of the Directors, not be offered to Shareholders, NRPS Holders or RPS Holders with registered addresses outside Singapore and who have not provided to the Company or (as the case may be) CDP, not later than five Market Days prior to the Books Closure Date, addresses in Singapore for the service of notices and documents ("**Overseas Shareholders**").

No Overseas Shareholder shall have any claim whatsoever against the Company, the Company's share registrar, CDP or any of their respective agents as a result of the DBSH Scrip Dividend Scheme not being offered to such Overseas Shareholders.

If the Directors have decided not to offer the DBSH Scrip Dividend Scheme to Overseas Shareholders, Overseas Shareholders who receive or come to have in their possession this Statement and/or a Notice of Election may not treat the same as an invitation to them and are advised to inform themselves of, and to observe, any prohibitions and restrictions, and to comply with any applicable laws and regulations relating to the DBSH Scrip Dividend Scheme as may be applicable to them.

Overseas Shareholders who wish to be eligible to participate in the DBSH Scrip Dividend Scheme may provide an address in Singapore for the service of notices and documents by notifying the Company c/o the Company's share registrar, Tricor Barbinder Share Registration Services, currently at 8 Cross Street #11-00, PWC Building, Singapore 048424 (or such other address as may be announced by the Company from time to time) or, if the Overseas Shareholder is a depositor, to CDP currently at 4 Shenton Way #02-01, SGX Centre 2, Singapore 068807 (or such other address as may be announced by the Company from time to time) not later than five Market Days prior to the Books Closure Date. Shareholders, NRPS Holders and RPS Holders should note that all correspondence and notices will be sent to their last registered addresses with the Company or, as the case may be, CDP.

6. **Level of Participation**

A member, including one who is a depository agent or nominee company of a bank, merchant bank, stockbroker or other financial institution, holding Ordinary Shares, NRPS or RPS as custodian, may elect to participate in the DBSH Scrip Dividend Scheme ("**Participating Shareholder**") in respect of all or, at the discretion of the Directors, part only of his or its holding of Ordinary Shares, NRPS or RPS as at each Books Closure Date to which each Notice of Election received by him or it relates for a Qualifying Dividend ("**Participating Shares**").

7. **Permanent Election**

Any permanent election to participate in the DBSH Scrip Dividend Scheme is personal to the Shareholder, NRPS Holder or RPS Holder.

A Shareholder, NRPS Holder or RPS Holder may make a permanent election in the manner set out below for participation in respect of all future Qualifying Dividends, and where a permanent election in respect to his holdings of Ordinary Shares, NRPS or RPS, as the case may be, to which a Notice of Election relates has been made, unless and until a notice of cancellation in such form as the Directors may approve ("**Notice of Cancellation**") in relation to such Notice of Election is received by the Company or (as the case may be) CDP as provided below, the permanent election shall be effective for all future Qualifying Dividends in respect of such Notice of Election. A notice of cancellation of participation in the DBSH Scrip Dividend Scheme on any other form will not be accepted by the Company or (as the case may be) CDP.

8. **Notice of Election to Participate**

The Company will, at its discretion, send to each Shareholder, NRPS Holder and RPS Holder one or more notices of election (in such form as the Directors may approve) ("**Notices of Election**") unless a permanent election in respect of such Notice of Election has been made.

To be effective in respect of any Qualifying Dividend (unless a permanent election has already been made), a Notice of Election must be received by the Company or, in the case of a Notice of Election being submitted by a Shareholder who is a depositor, by CDP, by the date to be specified by the Directors in respect of that Qualifying Dividend.

A Shareholder, NRPS Holder and RPS Holder receiving two or more Notices of Election and wishing to receive Ordinary Shares, NRPS or RPS, as the case may be, in respect of all of his entitlement to the Qualifying Dividend in respect of all his holding of Ordinary Shares, NRPS or RPS, as the case may be, must complete all the Notices of Election received by him and return the completed Notices of Election to the Company and/or CDP, as the case may be. A notice of election to participate in the DBSH Scrip Dividend Scheme on any other form will not be accepted by the Company or (as the case may be) CDP.

If a Notice of Election in relation to a permanent election is received after the date specified by the Directors for any particular Qualifying Dividend, the Notice of Election will not, unless otherwise determined by the Directors, be effective for that Qualifying Dividend or for any future Qualifying Dividends in respect of such Notice of Election.

A Notice of Election (other than in relation to a permanent election) in respect of any Qualifying Dividend shall not, upon its receipt by the Company or (as the case may be) CDP, be withdrawn or cancelled.

A permanent election made in the Notice of Election will remain in force until cancelled in the manner provided below or until it becomes ineffective as provided in these Terms and Conditions. A Shareholder, NRPS Holder or RPS Holder receiving more than one Notice of Election and wishing to make a permanent election in respect of all his holding of Ordinary Shares, NRPS or RPS, as the case may be, must complete all the Notices of Election received by him and return the Notices of Election to the Company and/or CDP, as the case may be.

9. Extent of Application of DBSH Scrip Dividend Scheme to each Dividend

The Directors may, in their absolute discretion, in respect of any Dividend, determine whether the DBSH Scrip Dividend Scheme shall apply to such Dividend. If, in their absolute discretion, the Directors have not determined that the DBSH Scrip Dividend Scheme is to apply to a Dividend, such Dividend shall be paid in cash to Shareholders, NRPS Holders and RPS Holders in the usual way.

10. Share Entitlement

By election to participate in the DBSH Scrip Dividend Scheme in respect of any Notice of Election received by him, a Shareholder, NRPS Holder or RPS Holder elects in respect of any Qualifying Dividend to which such Notice of Election relates to receive Ordinary Shares, NRPS or RPS, as the case may be, in lieu of the cash amount of the Qualifying Dividend.

In respect of any Qualifying Dividend, the number of Ordinary Shares, NRPS or RPS to be allotted and issued to the Participating Shareholder electing to receive Ordinary Shares, NRPS or RPS in respect of a Notice of Election shall be calculated in accordance with the following formula:

$$N = \frac{S \times D}{V}$$

Where:

N is the number of Ordinary Shares, NRPS or RPS to be allotted and issued as fully paid to the Participating Shareholder in respect of such Notice of Election.

S is the number of Participating Shares held by the Participating Shareholder as at the Books Closure Date for which such Notice of Election relates.

D is the amount of the Qualifying Dividend to which such Notice of Election relates expressed in cents and fractions of a cent per Participating Share.

V is the issue price of an Ordinary Share, NRPS and RPS which shall for the purpose of calculating the number of Ordinary Shares, NRPS or RPS, as the case may be, to be allotted and issued as fully paid to a Participating Shareholder, pursuant to the DBSH Scrip Dividend Scheme, be an amount in Singapore Dollars determined by the Directors ("**Relevant Amount**"), which Relevant Amount shall not be set at more than 10% discount to, nor shall it exceed the average of the last dealt prices of one Ordinary Share on the SGX-ST for each of the Market Days during such period as may be determined by the Directors prior to the announcement of the application of the DBSH Scrip Dividend Scheme to such Dividend ("**Price Determination Period**"). In the event that there is no trading in the Ordinary Shares during the Price Determination Period, the Relevant Amount shall not exceed the average of the last dealt prices of the Ordinary Share on the SGX-ST for each of the Market Days during a period to be determined by the Directors prior to the announcement of the application of the DBSH Scrip Dividend Scheme to such Dividend.

The Directors shall have full power to make such provisions as they think fit where the number of Ordinary Shares, NRPS or RPS calculated in accordance with the above formula becomes attributable in fractions, including provisions as to rounding, or whereby fractional entitlements are otherwise dealt with in such manner as they may deem fit in the interests of the Company and which is/are acceptable to the SGX-ST.

11. **Terms of Allotment**

All Ordinary Shares, NRPS and RPS allotted under the DBSH Scrip Dividend Scheme will be allotted as fully paid.

All such Ordinary Shares, NRPS and RPS shall rank *pari passu* in all respects with all existing Ordinary Shares, NRPS or RPS, as the case may be, then in issue save only as regards participation in the Qualifying Dividend which is the subject of the election (including the right to make any election pursuant to the DBSH Scrip Dividend Scheme) or any other distributions, bonuses or rights paid, made, declared or announced prior to or contemporaneous with the payment or declaration of the Qualifying Dividend which is the subject of the election, unless the Directors shall otherwise specify.

Participating Shareholders who are depositors will have the Ordinary Shares credited to their CDP accounts. In other cases, certificates for the Ordinary Shares, NRPS and RPS will be despatched to Shareholders, NRPS Holders or RPS Holders, as the case may be, at their risk, at their registered addresses in Singapore.

12. **Cost to Participants**

Under present law in Singapore, brokerage or other transaction costs and Singapore stamp duty will not be payable by Participating Shareholders on Ordinary Shares, NRPS or RPS allotted under the DBSH Scrip Dividend Scheme.

13. **Cancellation of Participation**

A Participating Shareholder may cancel his permanent election to participate in the DBSH Scrip Dividend Scheme in relation to any Notice of Election by completing and returning to the Company or (as the case may be) CDP, a Notice of Cancellation in such form as the Directors may approve (a notice of cancellation of participation in the DBSH Scrip Dividend Scheme in any other form will not be accepted by the Company) in relation to such Notice of Election.

To be effective in respect of any Qualifying Dividend, the Notice of Cancellation must be received by the Company or (as the case may be) CDP, by the date to be specified by the Directors for that Qualifying Dividend, failing which the Notice of Cancellation will not, unless otherwise determined by the Directors, be effective for that Qualifying Dividend or for any future Qualifying Dividends in respect of such Notice of Election.

Where a Participating Shareholder gives notice to the Company or, if the Participating Shareholder is a depositor, to CDP, of a change of his registered address for the service of notices and documents from an address within Singapore to an address outside Singapore, he shall thereupon be considered an Overseas Shareholder. Any permanent election to participate in the DBSH Scrip Dividend Scheme by such Participating Shareholder shall be deemed to have been cancelled by him upon receipt by the Company or, as the case may be, CDP of such change of address notification.

If a Participating Shareholder, who is an individual, dies, any permanent election to participate in the DBSH Scrip Dividend Scheme by that Shareholder, NRPS Holder or RPS Holder, as the case may be, will cease upon receipt by the Company or, if that Shareholder is a depositor, by CDP, of notice of the death acceptable to the Company or, as the case may be, CDP or at such later date as the Directors in their discretion, upon request from the personal representative(s) of the deceased Participating Shareholder, may determine. If the personal representative(s) of a deceased Shareholder, NRPS Holder or RPS Holder wish(es) to participate in the DBSH Scrip Dividend Scheme in respect of any Qualifying Dividend or in respect of all future Qualifying Dividends in relation to the Ordinary Shares, NRPS or RPS, as the case may be, forming part of the estate of the deceased Shareholder, NRPS Holder or RPS Holder, as the case may be, the relevant Notices of Election must be submitted by such personal representative(s) in accordance with these Terms and Conditions.

If a Shareholder, NRPS Holder or RPS Holder, as the case may be, becomes bankrupt or, in the case where the Shareholder, NRPS Holder or RPS Holder, as the case may be, is a company, is wound up, any permanent election to participate in the DBSH Scrip Dividend Scheme by that Shareholder, NRPS Holder or RPS Holder, as the case may be, will cease upon receipt by the Company or, if the Shareholder is a depositor, by CDP of notice of the bankruptcy or, as the case may be, the winding up.

14. **Cancellation of Application of the DBSH Scrip Dividend Scheme**

Notwithstanding any provision in these Terms and Conditions, if at any time after the Directors have determined that the DBSH Scrip Dividend Scheme shall apply to any particular Dividend and before the allotment and issue of Ordinary Shares, NRPS and RPS in respect of the Dividend, the Directors shall consider that by reason of any event or circumstance (whether arising before or after such determination) or by reason of any matter whatsoever it is no longer expedient or appropriate to implement the DBSH Scrip Dividend Scheme in respect of the Dividend, the Directors may, at their absolute discretion and as they may deem fit in the interest of the Company and without assigning any reason therefor, cancel the application of the DBSH Scrip Dividend Scheme to the Dividend. In such event, the Dividend shall be paid in cash to Shareholders, NRPS Holders and RPS Holders in the usual way.

15. **Placement Arrangements**

The Company may, from time to time and on such terms and conditions as the Directors in their absolute discretion deem fit, enter into arrangements for the placement, whether on an underwritten basis or otherwise, of all or part of any Relevant Shares (as defined below) to investors (such arrangements, "**Placement Arrangements**").

"**Relevant Shares**" means, in relation to any Qualifying Dividend, New Ordinary Shares which are not taken up by Shareholders because they either have elected to receive their entitlements to that Qualifying Dividend in cash or are not eligible to elect to receive such entitlements in the form of New Ordinary Shares.

16. **Modification and Termination of the DBSH Scrip Dividend Scheme**

The DBSH Scrip Dividend Scheme may be modified or terminated at any time by the Directors.

In the case of a modification, the DBSH Scrip Dividend Scheme will continue as modified in relation to each Shareholder, NRPS Holder and RPS Holder who has made a permanent election under the DBSH Scrip Dividend Scheme unless and until the Company or, if the Shareholder is a depositor, CDP receives a Notice of Cancellation in respect of a Notice of Election submitted by such Shareholder, NRPS Holder or RPS Holder, as the case may be, from him or it in accordance with these Terms and Conditions.

17. **Governing Law**

This Statement, the DBSH Scrip Dividend Scheme and the Terms and Conditions thereof shall be governed by, and construed in accordance with, the laws of Singapore.

SGX-ST Listing

The Ordinary Shares allotted under the DBSH Scrip Dividend Scheme have in-principle been accepted for listing by the SGX-ST and will be quoted upon completion of allotment procedures. However, the SGX-ST accepts no responsibility for any statement in this Statement.

The NRPS and RPS allotted under the DBSH Scrip Dividend Scheme will not be listed on the SGX-ST.

Taxation

The Company takes no responsibility for the taxation liabilities of Participating Shareholders or the tax consequences of any election made by Shareholders, NRPS Holders or RPS Holders. As individual circumstances and laws vary considerably, specific taxation advice should be obtained by Shareholders, NRPS Holders or RPS Holders if required.

The Company accepts no responsibility for the correctness or accuracy of any information as to taxation liability set out in this Statement.

As a general indication, however, it is understood that as at the date of this Statement, under tax legislation in Singapore, the tax liability of a Shareholder, NRPS Holder and RPS Holder will not alter, nor is there any tax advantage to be gained, by reason of having elected to participate in the DBSH Scrip Dividend Scheme.

Other Terms

The Ordinary Shares, NRPS and RPS are offered on the terms and conditions set out in this Statement and in the applicable provisions of the Articles of Association of the Company. There are no other terms other than those implied by law or set out in publicly registered documents.

Enquiries

Enquiries about any aspect of the DBSH Scrip Dividend Scheme should be directed to:

DBSH Scrip Dividend Scheme
c/o Head, Investor Relations
DBS Group Holdings Ltd
6 Shenton Way #46-00
DBS Building Tower One
Singapore 068809

Responsibility Statement

This Statement has been seen and approved by all the Directors and they collectively and individually accept full responsibility for the accuracy of the information given and confirm that, after making all reasonable enquiries and to the best of their knowledge and belief, there are no material facts the omission of which would make any statement in this Statement misleading.

DBS GROUP HOLDINGS LTD
(Incorporated in the Republic of Singapore)
Company Registration Number: 199901152M

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of DBS Group Holdings Ltd ("**DBSH**" or the "**Company**") will be held at the Auditorium, 3rd Storey, DBS Building Tower One, 6 Shenton Way, Singapore 068809 on Wednesday, 8 April 2009 at 2.30 p.m. (or as soon thereafter following the conclusion or adjournment of the Tenth Annual General Meeting of the Company to be held at 2.00 p.m. on the same day and at the same place) for the purpose of considering and, if thought fit, passing with or without modifications, the following Resolutions, of which Resolutions 1, 2 and 4 will be proposed as Ordinary Resolutions and Resolution 3 will be proposed as a Special Resolution:

Resolution 1: Ordinary Resolution
The Proposed Renewal of the Share Purchase Mandate

THAT:

(a) for the purposes of Sections 76C and 76E of the Companies Act, Chapter 50 (the "**Companies Act**"), the exercise by the Directors of DBSH of all the powers of DBSH to purchase or otherwise acquire issued ordinary shares in the capital of DBSH ("**Ordinary Shares**") not exceeding in aggregate the Maximum Percentage (as hereafter defined), at such price or prices as may be determined by the Directors from time to time up to the Maximum Price (as hereafter defined), whether by way of:

(i) market purchase(s) on the Singapore Exchange Securities Trading Limited ("**SGX-ST**") transacted through the Central Limit Order Book trading system and/or any other securities exchange on which the Ordinary Shares may for the time being be listed and quoted ("**Other Exchange**"); and/or

(ii) off-market purchase(s) (if effected otherwise than on the SGX-ST or, as the case may be, Other Exchange) in accordance with any equal access scheme(s) as may be determined or formulated by the Directors as they consider fit, which scheme(s) shall satisfy all the conditions prescribed by the Companies Act,

and otherwise in accordance with all other laws and regulations and rules of the SGX-ST or, as the case may be, Other Exchange as may for the time being be applicable, be and is hereby authorised and approved generally and unconditionally (the "**Share Purchase Mandate**");

(b) unless varied or revoked by DBSH in general meeting, the authority conferred on the Directors of DBSH pursuant to the Share Purchase Mandate may be exercised by the Directors at any time and from time to time during the period commencing from the date of the passing of this Resolution and expiring on the earlier of:

(i) the date on which the next Annual General Meeting of DBSH is held; and

(ii) the date by which the next Annual General Meeting of DBSH is required by law to be held;

(c) in this Resolution:

"**Average Closing Price**" means the average of the closing market prices of an Ordinary Share over the last five market days on which transactions in the Ordinary Shares on the SGX-ST or, as the case may be, Other Exchange were recorded, preceding the date of the market purchase by DBSH or, as the case may be, the date of the making of the offer pursuant to the off-market purchase, and deemed to be adjusted, in accordance with the listing rules of the SGX-ST, for any corporate action that occurs after the relevant five-day period;

"**date of the making of the offer**" means the date on which the Company announces its intention to make an offer for the purchase or acquisition of Ordinary Shares from Shareholders, stating therein the purchase price (which shall not be more than the Maximum Price calculated on the basis set out below) for each Ordinary Share and the relevant terms of the equal access scheme for effecting the off-market purchase;

"**Maximum Percentage**" means that number of issued Ordinary Shares representing 10% of the issued Ordinary Shares of DBSH as at the date of the passing of this Resolution (excluding any Ordinary Shares which are held as treasury shares as at that date); and

"**Maximum Price**" in relation to an Ordinary Share to be purchased or acquired, means the purchase price (excluding related brokerage, commission, applicable goods and services tax, stamp duties, clearance fees and other related expenses) which shall not exceed:

(i) in the case of a market purchase of an Ordinary Share, 105% of the Average Closing Price of the Ordinary Shares; and

(ii) in the case of an off-market purchase of an Ordinary Share, 105% of the Average Closing Price of the Ordinary Shares; and

(d) the Directors of the Company and/or any of them be and are hereby authorised to complete and do all such acts and things (including executing such documents as may be required) as they and/or he may consider expedient or necessary to give effect to the transactions contemplated and/or authorised by this Resolution.

Resolution 2: Ordinary Resolution
The Proposed Extension and Modification of the DBSH Share Plan

THAT:

(a) pursuant to Rule 14.1 of the rules of the DBSH Share Plan (the "**Plan**") and further to the Ordinary Resolution passed by the Company in General Meeting on 21 April 2003, the extension of the duration of the Plan for a further period of 10 years from 18 September 2009 up to 17 September 2019 be and is hereby approved; and

(b) Rule 8.1 of the Plan be and is hereby deleted and replaced with the following:

"The total number of new Shares which may be issued pursuant to Awards granted under the Plan on any date, when added to the total number of Shares issued and issuable in respect of (a) all Awards granted under the Plan, and (b) all options granted under the DBSH Share Option Plan, shall not exceed seven and a half (7.5) per cent. of the total number of issued shares in the capital of the Company on the day preceding that date."

Resolution 3: Special Resolution
The Proposed Alteration to the Articles of Association

THAT the Articles of Association of the Company be altered in the manner as set out in Appendix 2 to the Company's Circular to Shareholders dated 17 March 2009 (the "**Circular**").

Resolution 4: Ordinary Resolution
The Proposed Authority to issue new Ordinary Shares, new NRPS and new RPS pursuant to the DBSH Scrip Dividend Scheme

THAT, contingent upon the passing of Resolution 3 above, the Directors of the Company be and are hereby authorised, pursuant to Section 161 of the Companies Act, to allot and issue from time to time such number of new ordinary shares, new NRPS (as defined in the Circular) and new RPS (as defined in the Circular) in the Company as may be required to be allotted and issued pursuant to the DBSH Scrip Dividend Scheme (as defined in the Circular).

By Order of the Board

Linda Hoon (Ms)
Group Secretary

Singapore

17 March 2009

Notes:

1. A member of DBSH entitled to attend and vote at the above Meeting may appoint a proxy to attend and vote on his behalf. Such proxy need not be a member of DBSH.
2. The instrument appointing the proxy must be deposited at the Company's registered office at 6 Shenton Way, DBS Building Tower One, #39-02, Singapore 068809, not less than 48 hours before the time set for holding the Meeting.
3. DBSH intends to use its internal sources of funds to finance its purchase or acquisition of the Ordinary Shares. The amount of financing required for DBSH to purchase or acquire its Ordinary Shares, and the impact on DBSH's financial position, cannot be ascertained as at the date of this Notice as these will depend on whether the Ordinary Shares are purchased or acquired out of capital or profits, the number of Ordinary Shares purchased or acquired, the price at which such Ordinary Shares were purchased or acquired and whether the Ordinary Shares purchased or acquired are held in treasury or cancelled.

   Based on the existing issued and paid-up Ordinary Shares of DBSH as at 15 February 2009 (the "**Latest Practicable Date**"), the purchase by DBSH of 10% of its issued Ordinary Shares will result in the purchase or acquisition of 228,144,068 Ordinary Shares.

   Assuming that DBSH purchases or acquires 228,144,068 Ordinary Shares at the Maximum Price, in the case of both market and off-market purchases, of S$8.67 for one Ordinary Share (being the price equivalent to 5% above the average closing price of the Ordinary Shares traded on the SGX-ST over the last five market days on which transactions were recorded preceding the Latest Practicable Date), the maximum amount of funds required is approximately S$1.98 billion.

   The financial effects of the purchase or acquisition of such Ordinary Shares by DBSH pursuant to the proposed Share Purchase Mandate on the financial statements of DBSH and its subsidiaries for the financial year ended 31 December 2008 based on these and other assumptions are set out in paragraph 2.7 of the Circular.

DBS GROUP HOLDINGS LTD
(Incorporated in the Republic of Singapore)
Company Registration No. 199901152M

PROXY FORM

IMPORTANT

If you have purchased Ordinary Shares using your CPF funds, or hold non-voting convertible preference shares or hold non-voting redeemable convertible preference shares in the capital of the Company, this Circular is forwarded to you for your information only and this Proxy Form is not valid for use by you.

I/We ______________________________ NRIC No. ____________________

of ____

being a member/members of the abovenamed Company, hereby appoint

Name	Address	NRIC/Passport Number	Proportion of Shareholdings (%)
and/or (delete as appropriate)			

as my/our proxy/proxies to attend and to vote for me/us on my/our behalf and, if necessary, to demand a poll, at the Extraordinary General Meeting of the Company to be held at the Auditorium, 3rd Storey, DBS Building Tower One, 6 Shenton Way, Singapore 068809 on Wednesday, 8 April 2009 at 2.30 p.m. (or so soon thereafter following the conclusion or adjournment of the Tenth Annual General Meeting of the Company to be held at 2.00 p.m. on the same day and at the same place) and at any adjournment thereof.

(Please indicate with an "X" in the spaces provided whether you wish your vote(s) to be cast for or against the Ordinary Resolutions and the Special Resolution as set out in the Notice of Extraordinary General Meeting. In the absence of specific directions, the proxy/proxies will vote or abstain as he/they may think fit, as he/they will on any other matter arising at the Extraordinary General Meeting.)

	For	Against
Resolution 1: Ordinary Resolution To approve the proposed renewal of the Share Purchase Mandate		
Resolution 2: Ordinary Resolution To approve the proposed extension and modification of the DBSH Share Plan		
Resolution 3: Special Resolution To approve the proposed alteration to the Articles of Association		
Resolution 4: Ordinary Resolution To approve the proposed authority to issue new Ordinary Shares, new NRPS and new RPS pursuant to the DBSH Scrip Dividend Scheme		

Dated this ________ day of ______________ 2009

Total Number of Ordinary Shares held

____
Signature(s) of Member(s) or Common Seal

IMPORTANT: Please read Notes.

NOTES

1. If you have Ordinary Shares entered against your name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50 of Singapore), you should insert that number of Ordinary Shares. If you have Ordinary Shares registered in your name in the Register of Members, you should insert that number of Ordinary Shares. If you have Ordinary Shares entered against your name in the Depository Register and Ordinary Shares registered in your name in the Register of Members, you should insert the aggregate number of Ordinary Shares entered against your name in the Depository Register and registered in your name in the Register of Members. If no number is inserted, the instrument appointing a proxy or proxies shall be deemed to relate to all the Ordinary Shares in the capital of the Company held by you.

2. A member of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint not more than two proxies to attend and vote instead of him. A proxy need not be a member of the Company.

3. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.

4. The instrument appointing a proxy or proxies must be lodged at the registered office of the Company at 6 Shenton Way, DBS Building Tower One, #39-02, Singapore 068809 not less than 48 hours before the time appointed for the Extraordinary General Meeting. The sending of a Proxy Form by a member does not preclude him from attending and voting in person at the Extraordinary General Meeting if he finds that he is able to do so. In such event, the relevant Proxy Forms will be deemed to be revoked.

5. The instrument appointing a proxy or proxies must be under the hand of the appointor or of his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a corporation, it must be executed either under its seal or under the hand of an officer or attorney duly authorised.

6. A corporation which is a member may authorise by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the Extraordinary General Meeting, in accordance with Section 179 of the Companies Act, Chapter 50 of Singapore.

7. The Company shall be entitled to reject the instrument appointing a proxy or proxies if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the instrument appointing a proxy or proxies. In addition, in the case of Ordinary Shares entered in the Depository Register, the Company may reject any instrument appointing a proxy or proxies lodged if the member, being the appointor, is not shown to have Ordinary Shares entered against his name in the Depository Register as at 48 hours before the time appointed for holding the Extraordinary General Meeting, as certified by The Central Depository (Pte) Limited to the Company.

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